SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

13th Floor, One International Financial Centre, 1 Harbour View Street, Central, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE
27 August 2026
PRUDENTIAL PLC HALF YEAR 2026 RESULTS: QUALITY GROWTH, DISCIPLINED EXECUTION, DELIVERING INCREASED SHAREHOLDER RETURNS.
Prudential plc (“Prudential”; HKEX: 2378; LSE: PRU) today announced its financial results for the six months ended 30 June 2026 along with updated guidance on capital returns.
Performance highlights on a constant exchange rate basis unless otherwise stated are as follows:
–Driving quality growth and strong capital generation:
–New business profit grew 8 per cent, to $1,384 million, with margins expanding 2 percentage points to 40 per cent.
–Operating free surplus generated from in-force insurance and asset management (Gross OFSG) business was up 15 per cent to $1,791 million.
–Adjusted operating profit before tax increased 9 per cent to $1,812 million. Adjusted operating profit after tax increased by 10 per cent to $1,523 million. Earnings per share based on adjusted operating profit (Adjusted EPS) was 58.4 cents per share, an increase of 17 per cent.
–Strong growth in EV:
–Group TEV equity of $39.1 billion (31 December 2025 $37.8 billion on an actual exchange rate basis), equivalent to 1,557 cents per share and operating return on embedded value of 15 per cent.
–Investing for long-term growth while increasing shareholder returns:
–The Group continued to invest in long-term growth, including increased ownership stake in Malaysia life business to 70 per cent and strategically repositioning its presence in India through the agreed acquisition of a 75 per cent stake in Bharti Life alongside its separate standalone health entity commencing operations in the third quarter of 2026.
–The Group retained a strong capital position, with a free surplus ratio of 209 per cent (31 December 2025: 221 per cent) and GWS coverage ratio of 268 per cent.
–Prudential is adding circa $0.3 billion* to the previously announced $1.2 billion 2026 share buyback programme.
–Total capital returns to shareholders were $1.0 billion in the first half of 2026.
–First interim dividend increased by 15 per cent to 8.88 cents per share (2025: 7.71 cents per share on an AER basis).
Commenting on the results, CEO Anil Wadhwani, said: "Prudential continues to execute with discipline to generate long-term shareholder value. We remain focused on delivering long-term savings, health and protection solutions in our markets, meeting customer needs and supporting the societal aims of regulators and governments alike.
"In the first half of 2026, we delivered high-quality growth, margin expansion and strong capital generation – reflecting our focus on writing profitable new business across our diversified, multi-market and multi-channel platform. We are building the capabilities that will shape the next phase of growth – using technology, operations and AI to deepen customer engagement, improve service and drive efficiencies. The strength of our performance is giving us the capacity to invest in long-term growth opportunities while increasing returns to shareholders. Today, we have announced a further circa $0.3 billion* buyback to be completed by 18 December 2026. This is in addition to the $1.2 billion and $1.3 billion, already indicated for 2026 and 2027 respectively.
"We remain firmly focused on the delivery of our FY26 guidance of double-digit growth in new business profit, Gross OFSG and Adjusted EPS, together with double-digit dividend per share growth, and on achieving our 2027 financial objectives."

	Half Year		Change on
Summary performance financials (before non-controlling interests)	2026 $m	2025 $m	AER basis	CER basis
New business profit	1,384	1,260	10%	8%
Operating free surplus generated from in-force insurance and asset management business	1,791	1,560	15%	15%
Adjusted operating profit before tax	1,812	1,644	10%	9%
Adjusted operating profit after tax	1,523	1,366	11%	10%
IFRS profit after tax	995	1,359	(27)%	(27)%

	30 Jun 2026		31 Dec 2025
Balance sheet financials (after non-controlling interests)	Total	Per share	Total	Per share
Group TEV equity	$39.1bn	1,557¢	$37.8bn	1,483¢
IFRS shareholders’ equity	$19.8bn	789¢	$20.1bn	790¢
*Subject to the completion and net amounts received, post tax and transaction costs, from the sale of part of our stake in ICICI Prudential Asset Management Company as we progress towards meeting the initial free float requirement.

Strategic highlights for 2026
Prudential delivered solid high-quality growth in the first half of 2026, reflecting the strength of its diversified multi-market and multi-channel business model and disciplined execution of its strategy. New business profit increased by 8 per cent, with margins expanding by 2 percentage points to 40 per cent, driven by our continued strategic focus on a high quality product mix.
The Group continued to execute against its strategic priorities across agency, bancassurance, health, customer and technology-enabled operations. Bancassurance remained a strong growth engine, agency transformation continued to progress, evidenced by improving agent productivity, and investment in digitisation, analytics and AI is strengthening customer engagement, productivity and operational efficiency. Together, these actions are creating a more scalable platform for consistent, sustainable growth.
In the Chinese Mainland, new business profit performance was affected by regulatory change requiring the implementation of prescriptive bancassurance expense controls. In Hong Kong, we continued to demonstrate the quality of our agency and bancassurance channels, with margin expansion and strong customer retention. Elsewhere in ASEAN, we grew new business profit by 13 per cent, and collectively India and Africa grew their combined APE sales by 13 per cent. In asset management, we grew operating profit after tax by 20 per cent on a like-for-like basis, allowing for the reduction in our holding in ICICI Prudential Asset Management Company Limited.
The Group’s strong capital generation gives it the flexibility to invest for long-term growth while growing returns to shareholders. During the period, Prudential made targeted investments to strengthen its long-term growth platform, increasing its ownership of its Malaysia conventional business to 70 per cent and strategically repositioning India through the agreed acquisition of a 75 per cent controlling stake in Bharti Life. It commenced operations in its standalone Indian health business in the third quarter of 2026. These developments increase the Group’s exposure to structurally attractive markets where Prudential can deploy its capabilities across life, health, distribution, technology and capital management.
Looking ahead to the second half of 2026, Hong Kong and our Chinese Mainland business face high prior year comparators in July and August, although these begin to ease significantly from September.
In the Chinese Mainland, the business is adjusting to recent bancassurance-related regulatory changes, and we expect new business profits for full year 2026 to be similar to those of 2025.
In Hong Kong, the underlying drivers of demand for our products remain strong, supported by the continued attractiveness and refresh of our propositions. While it is too early to assess whether recent commentary regarding the enforcement of existing rules will affect the buying behaviour of Chinese Mainland customers, we remain confident in the structural growth prospects of our Hong Kong business, a belief supported by our most recent survey of such customers. We have successfully adjusted to regulatory developments in the past and would expect any impact to be transitory.
We remain firmly focused on the delivery of our FY26 guidance of double-digit growth in new business profit, Gross OFSG and Adjusted EPS, together with double-digit dividend per share growth, and on achieving our 2027 financial objectives.

Key Summary Financials
Earnings

	Half Year		Change on		Full Year
	2026 $m	2025 $m	AER basis	CER basis	2025 $m
Adjusted operating profit	1,812	1,644	10%	9%	3,306
Adjusted operating profit after tax	1,523	1,366	11%	10%	2,772
Underlying growth in contractual service margin (%)*	7	8	(1) ppt	n/a	9
Basic earnings per share based on adjusted operating profit (cents)	58.4	49.3	18%	17%	101.4
IFRS profit after tax	995	1,359	(27)%	(27)%	4,119
Basic earnings per share based on IFRS profit after tax (cents)	37.9	49.2	(23)%	(23)%	154.2
Value

Half Year	Change on	Full Year
2026 $m	2025 $m	AER basis	CER basis	2025 $m
APE sales	3,428	3,288	4%	3%	6,661
Present value new business premiums (PVNBP)	15,667	14,886	5%	4%	31,925
New business profit (TEV)	1,384	1,260	10%	8%	2,782
New business margin (% APE)	40	38	2	ppts	2	ppts	42
Total weighted premium income	15,353	13,741	12%	10%	28,131
TEV operating profit	2,511	2,240	12%	11%	4,752
Operating return on embedded value (%)	15	15	–	n/a	15

Half Year	Full Year	Change %
2026	2025	AER basis
Group TEV equity	39,091	37,803	3%
Group TEV equity per share ($)	15.57	14.83	5%
Group TEV per share ($)	15.27	14.53	5%
Eastspring funds under management / advice ($bn)	290.8	277.7	5%
Capital

	Half Year		Change on		Full Year
	2026	2025	AER basis	CER basis	2025 $m
Operating free surplus generated from in-force insurance and asset management business	1,791	1,560	15%	15%	3,059
Operating return on IFRS shareholders' equity (%)	15	14	1ppt	n/a	14
Dividend per share (cents)	8.88	7.71	15%	n/a	26.60

	Half Year	Full Year	Change on
	2026 $m	2025 $m	AER basis
IFRS shareholders' equity	19,803	20,117	(2)%
IFRS shareholders' equity per share ($)	7.89	7.90	–
Adjusted total comprehensive equity†	42,842	42,068	2%
Free surplus excluding distribution rights and other intangibles	8,862	9,408	(6)%
Free surplus ratio (%)	209	221	(12)ppts
Group leverage ratio (Moody's basis) (%)	14	13	1ppt
Shareholders GWS coverage ratio over GPCR (%)	268	262	6ppts
Total GWS coverage ratio over GPCR (%)	195	197	(2)ppts
*Underlying growth in contractual service margin (CSM) represents the annualised percentage growth in the opening CSM (after removing the CSM asset attaching to reinsurance contracts wholly attributable to policyholders) excluding the effects of economic and other variances and exchange rates.
†Includes IFRS shareholders’ equity and contractual service margin net of tax and other adjustments. See “Definitions of Performance Metrics” in our half year results document for further information.

Notes
The summary financials presented above are the key financial metrics Prudential's management use to assess and manage the performance and position of the business. In addition to the metrics prepared in accordance with IFRS standards - IFRS profit after tax and IFRS shareholders' equity - additional metrics are prepared on alternative bases. The presentation of these key metrics is not intended to be considered a substitute for, or superior to, financial information prepared and presented in accordance with IFRS Standards. The definitions of the key metrics we use to discuss our performance in this press release are set out in the "Definition of performance metrics" section in our half year results document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure. All metrics used by management to assess performance (along with IFRS profit after tax) are presented before deduction of the amount attributable to non-controlling interest. This presentation is applied consistently throughout this announcement.
Balance sheet metrics are presented net of non-controlling interests.
Further information on actual and constant exchange rate bases is set out in note A1 of the IFRS financial statement. All results are presented in US dollars.
Half year results document
Prudential's half year 2026 results document:
–is available to view on the Prudential website at www.prudentialplc.com/en/investors/overview/
–has been submitted in full unedited text to the Financial Conduct Authority's National Storage Mechanism which will shortly make it available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.
Announcement publication

	Hong Kong	London	New York
Hong Kong Stock Exchange & UK Financial Media	Thursday, 27 August 2026 6.00 am HKT	Wednesday, 26 August 2026 11.00 pm UKT	Wednesday, 26 August 2026 6.00 pm ET
London Stock Exchange	Thursday, 27 August 2026 2.00 pm HKT	Thursday, 27 August 2026 7.00am UKT	Thursday, 27 August 2026 2.00 am ET
Please note the impact of time zones on the announcement date for your particular location.

Pre-Recorded Results Presentation
–A pre-recorded presentation for analysts and investors will be available on-demand from 6.00am HKT on Thursday 27 August | 11.00pm UKT – 6.00pm ET on Wednesday 26 August via this link: https://meetings.100.lumiconnect.com/r/participant/live-meeting/100-887-187-111
–A copy of the presentation script will also be available on Prudential's website at the same time.
Virtual Q&A Event for Analysts & Investors
Date: Thursday, 27 August 2026
Time: 4.30pm HKT | 9.30am UKT | 4.30am ET
Accessing the Event (recommended method):
We strongly encourage participants to join via the Lumi webcast platform: https://reg.lumiengage.com/prudential-plc-2026-half-year-results-webcast/qawebcast/Site/Register
The webcast enables:
–Live audio streaming;
–Verbal questions using the integrated “Request to Speak” function;
–Written question submission; and
–Slide and document viewing.
Using the webcast platform provides the most stable audio connection and ensures a seamless transition into the Q&A queue.
Alternative: Telephone Dial-in:
If you are unable to access the webcast platform, you may dial in using the numbers below:
Dial-in numbers:
–UK Local: +44 121 281 8004
–UK Toll Free: 0800 015 6371
–Hong Kong: +852 5808 0984
–China: +86 400 122 4742
–USA Local: +1 718 705 8796
–USA Toll Free: 1 855 265 6957

Global dial-in numbers: https://lumiagmukstreams.s3.eu-west-2.amazonaws.com/7.+Archive+2026/Prudential/Lumi+dial-ins+-+Prudential+IR.pdf
Request connection to Prudential 2026 Half Year Results Q&A Webcast
Press:
*1 to join the question queue
*2 to exit queue
Post-Event Access
Replay and transcript details will be published on our website following the event.
For any questions, please contact the Media or Investor Relations team using the details below.

Media		Investors/analysts
Sonia Tsang	+852 5580 7525	Patrick Bowes	+852 2918 5468
Janice Wong	+852 6188 6381	William Elderkin	+44 (0)20 3977 9215
		Ming Hau	+44 (0)20 3977 9293
		Bosco Cheung	+852 2918 5499
		Tianjiao Yu	+852 2918 5487
About Prudential plc
Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential’s mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.
Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.
www.prudentialplc.com
Forward-looking statements
This document contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly- and jointly-owned businesses’) current plans, goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly- and jointly-owned businesses’) beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability matters, and statements containing words such as 'prospects', 'goals', 'may', 'will', 'should', 'could', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'targets', 'commits', 'seeks' and 'anticipates', and words of a similar meaning and the negatives of such words, are forward-looking statements. These statements are based on plans, assumptions, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.
A number of important factors could cause actual future financial conditions, performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:
–current and future market conditions, including fluctuations in interest rates and exchange rates, sustained inflationary pressure (including resulting interest rate increases), volatile or sustained high or low interest rate environments, the escalation of protectionist policies, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction;
–impact of global political uncertainties, geopolitical instability, armed conflicts, and heightened geopolitical tensions, including increased friction in cross-border trade or the closure, restriction or disruption of key international trade routes, shipping lanes, maritime chokepoints or other critical transport corridors, and the exercise of laws, regulations and executive powers to restrict or control trade, financial transactions, capital movements and/or investment, as well as related sanctions, trade restrictions, and other governmental or regulatory measures, which may also impact policyholder behaviour and reduce product affordability;
–asset valuation impacts arising from sustainability related considerations;
–derivative instruments not effectively mitigating any exposures;
–the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
–the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential’s designation as an Internationally Active Insurance Group;
–the physical, social, morbidity, health and financial impacts of climate change and global health crises (including pandemics), as well as other catastrophic events, both natural and human-made, which may impact Prudential's business, investments, operations and its duties owed to customers;
–disruption to critical infrastructure, including energy, telecommunications, transportation or other systems, whether arising from natural disasters, geopolitical events, operational failures or malicious activity, which may adversely affect Prudential's operations, customers or counterparties;
–legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development and interpretation of regulations, laws and standards relating to sustainability reporting, disclosures and product labelling (which may be inconsistent across jurisdictions and give rise to conflicts of interpretation between approaches, misrepresentation or compliance risks) on the one hand, and those which may seek to limit the influence of sustainability considerations on corporate activity on the other;
–the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential’s stakeholders or failing to maintain high standards of corporate governance and responsible business practices), and the challenges presented by conflicting approaches in this regard;
–the impact of competition and technological change, including the pace of innovation, adoption, and changing customer demands;
–the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates;
–the timing, impact, and realisation of intended benefits, if any, and other uncertainties of future acquisitions or combinations within relevant industries;
–the impact of internal transformation projects and other strategic actions failing to meet their objectives in a timely manner, or at all, or adversely impacting the Group’s operations or employees;
–the availability and effectiveness of reinsurance for Prudential’s businesses;
–the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including to prevent, respond to or recover from operational disruption arising from external events;
–disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data, including hardware and software (or those of its affiliates, suppliers, service providers and partners), including the risk of cyber-attacks, other data, information or security breaches and challenges in integrating AI tools and the related security and privacy considerations, which may result in financial loss, business disruption and/or loss of customer services and data and harm to Prudential’s reputation;
–the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners;
–the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
–the impact of legal and regulatory actions, investigations and disputes.
These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial conditions or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document.
Any forward-looking statements contained in this document speak only as of the date on which they are made or in the case of any document incorporated by reference, the date of the document. Prudential expressly disclaims any obligation to revise or update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise, except as required pursuant to the UK’s Public Offers and Admissions to Trading Regulations (2024), the UK Prospectus Rules: Admission to Trading on a Regulated Market, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations. Unless expressly stated otherwise, no statement contained or referred to in this document is intended to be a profit forecast or profit estimate.
Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange, the Securities and Futures Commission of Hong Kong and other regulatory authorities, as well as in its annual report and accounts, other periodic financial reports, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the ‘Risk Factors’ heading of this document.
Cautionary statements
This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

Strategic and operating review
Quality growth and disciplined execution delivering increased shareholder returns
Our strategy sets out our priorities to transform Prudential into a business that delivers high-quality, consistent growth and compelling shareholder returns. We operate a diversified, multi-market and multi-channel model across Asia and Africa, focused on markets with attractive long-term structural growth opportunities.
When we launched our strategy in 2023, we also defined our purpose – For Every Life, For Every Future. We are within the last 18 months of our five-year transformation journey and we remain firmly focused on achieving our two 31 December 2027 financial objectives:1
–to grow new business profit over the period 2022 to 2027 at a compound annual growth rate of 15–20 per cent; and
–to deliver at least $4.4 billion of operating free surplus generated from our in-force insurance and asset management business in 2027.
In the first half of 2026, we have maintained our focus on execution and delivered diversified and high-quality growth alongside strong cash and earnings generation. We are firmly focused on delivering double-digit growth in 2026 across our three key metrics: new business profit, basic earnings per share based on adjusted operating profit, and operating free surplus generated from in-force insurance and asset management business.
Our performance across the period highlights the breadth and resilience of our portfolio. Our focus on quality has improved new business profit margins and new business profit growth in a number of our markets. This growth has been moderated by weaker performance in the Chinese Mainland. We continue to see significant long-term opportunities across our markets, supported by favourable demographics, rising levels of wealth, low insurance penetration, and a widening health and protection gap.
We are executing with discipline across our strategic pillars:
–Agency: We continue to execute our agency transformation programme with a focus on building a more professional, productive and active agency force. Our actions saw progress with improved productivity from our agents in the first half of 2026. Active agent numbers were lower, mainly due to numbers in our emerging ASEAN markets, which have historically had very large agent forces, which we are seeking to evolve. Our focus on quality is supported by specialist programmes such as PRUVenture, which provide structured training, coaching and tools to help new agents become productive earlier. Alongside these actions, our investment in digital tools and analytics is enhancing agent effectiveness and improving customer outcomes.
–Bancassurance: Bancassurance continued to grow strongly in the first half of 2026. We are leveraging our strong, long-term partnerships with leading banks to expand distribution, deepen customer penetration and improve product quality and profitability. In particular, we are continuing to capture wealth flows through both our exclusive and non-exclusive bank partnerships.
–Health and protection: We are integrating and enhancing health, and now protection, across our product offerings. Our aim remains to address customer needs while maintaining disciplined cost management, and we are extending the use of AI to support sustainable profitability.
–Customer: Our focus on customers remains central to our strategy. We seek to build ongoing relationships through creating differentiated propositions tailored to different life stages. We are using digital and AI tools to deliver a seamless sales and customer journey across distribution channels. Our ambition is to enhance engagement and improve service delivery and thereby increase customer retention.
We are actively managing our portfolio to deliver ongoing growth and enhance long-term value. In January 2026, we increased our holding in the Malaysia conventional insurance business to 70 per cent. We are strategically repositioning our presence in India and in May 2026 we announced our intention to acquire a 75 per cent stake in Bharti Life Insurance Company Limited. This transaction reflects our commitment to this strategically important market and strengthens our ability to serve customers through greater operational control. Regulatory approvals for this transaction are expected to require Prudential to reduce its shareholding in ICICI Prudential Life Insurance Company Limited (IPL). We have also been successful in our application for a business licence for our standalone health entity in India and started operating in the third quarter of 2026.
In the first half of 2026 we returned $0.6 billion to shareholders by way of continuing to execute our previously announced share buyback programme. We are on track to return over $7 billion of capital to shareholders in the period 2024–2027. Consistent with the discipline instituted under our capital allocation framework, we are adding a further circa $0.3 billion2 to our previously announced $1.2 billion buyback programme for 2026, increasing our planned returns of capital in 2026 and 2027 to $2.8 billion.
Outlook
Prudential ended the first half of 2026 with a strong balance sheet and capital position. In terms of new business profit, looking ahead to the second half of 2026, Hong Kong and our Chinese Mainland business face high prior year comparators in July and August, although these begin to ease significantly from September. In the Chinese Mainland, the business is adjusting to recent bancassurance-related regulatory changes, and we expect new business profits for full year 2026 to be similar to those of 2025. In Hong Kong, the underlying drivers of demand for our products remain strong, supported by the continued attractiveness and refresh of our propositions. While it is too early to assess whether recent commentary regarding the enforcement of existing rules will affect the buying behaviour of Chinese Mainland customers, we remain confident in the structural growth prospects of our Hong Kong business, a belief supported by our most recent survey of such customers. We have successfully adjusted to regulatory developments in the past and would expect any impact to be transitory.
We remain firmly focused on the delivery of our full year 2026 guidance of double-digit growth in new business profit, operating free surplus generated from in-force insurance and asset management business and basic earnings per share based on adjusted operating profit, together with double-digit dividend per share growth, and on achieving our 2027 financial objectives.

While macroeconomic conditions remain uncertain, we are confident in the long-term growth potential of our markets and in our ability to capture these opportunities through our balanced business model, strong distribution capabilities and focus on execution. Our priorities remain unchanged: delivering high-quality, sustainable growth, disciplined capital allocation and long-term value for our shareholders.
Key performance highlights3
All growth rates in the Strategic and Operating Review are reported on a constant exchange rate (CER) basis unless otherwise stated.
In the first half of 2026, new business profit increased by 8 per cent to $1,384 million, driven by a 3 per cent increase in APE sales and 2 percentage point margin expansion. New business profit growth was broad-based, although growth was moderated by performance in the Chinese Mainland. Excluding the Chinese Mainland new business profit grew by 10 per cent.
While APE sales in our Chinese Mainland business grew strongly, up 21 per cent, new business profit declined by (4) per cent. This reflected near-term pressure on margins from the product transition towards participating products, which contributed 76 per cent of APE sales in the first half of 2026, up from 35 per cent in the equivalent period in the prior year. Sales volumes were affected by regulatory change requiring the implementation of prescriptive bancassurance expense controls. These changes support a more sustainable foundation for future profitable growth.
Across our other markets, Hong Kong recorded new business profit growth of 8 per cent, against a strong prior period comparator, and we saw double-digit growth in both our Malaysia and growth market segments. Singapore has continued to deliver double-digit growth in sales volumes, while a market focus on wealth and savings moderated new business margins leading to new business profit being up 5 per cent. Indonesia broadly maintained the significant new business profit achieved in the prior period.
Across our markets, the bancassurance channel continued to perform strongly with new business profit increasing 13 per cent to $586 million in the first half of 2026. Excluding the Chinese Mainland, which was impacted as described above, growth was 18 per cent.
We are transforming our agency channel by seeking to deliver sustainable, quality growth through our ambition of building a more professional agency force with higher agent activation and increased productivity. Overall, new business profit from this channel grew by 5 per cent in the period to $749 million.
Eastspring's funds under management and advice increased by 5 per cent (on an actual exchange rate ('AER') basis) from $277.7 billion at 31 December 2025 to $290.8 billion, reflecting a further period of positive inflows from both external clients and our life businesses as well as positive market movements.
Our operating free surplus generation from in-force insurance and asset management business grew by 15 per cent to $1,791 million, continuing the momentum we saw in 2025. We remain focused on writing high-quality new business and undertaking actions to improve cash generation and operating variances.
Group adjusted IFRS operating profit before tax for the first half was $1,812 million, and after deducting tax was $1,523 million, 10 per cent higher than 2025 on a constant exchange rate basis (11 per cent on an actual exchange rate basis). We saw growth across many of our markets and this was further supported by lower net costs in the centre. After allowing for short-term market movements, IFRS profit after tax was $995 million (2025: $1,367 million on a constant exchange rate basis, $1,359 million on an actual exchange rate basis).

Progress within our three strategic pillars
Technology-powered distribution – Prudential’s distribution is focused on quality and sustainable growth through two key channels – agency and bancassurance – supported by scalable technology and a range of bank partners in Asia and Africa. Momentum through the bancassurance channel remains strong and we are progressing our agency transformation programme.
Agency

	Half year
	2026 $m	2025 $m	AER change %	CER change %
Agency new business profit	749	708	6	5
Our agency channel remains central to the Group’s growth strategy and we continue to make progress on our agency transformation journey, with the ambition to build a more professional, more productive and more active agency force. In the first half of 2026, agency new business profit increased by 5 per cent to $749 million, with the growth rate being slightly higher than that seen in the same period last year. Agency generated 53 per cent of total new business profit (before central costs) in the first half of 2026.
–Continued productivity growth opportunity
Our actions supported higher productivity in the first half of 2026. New business profit per active agent increased by 9 per cent year-on-year, supported by a 6 per cent increase in case size and a 2 percentage point improvement in margins.
This reflects productivity improvements across both our developed markets of Hong Kong and Singapore, where new business profit per active agent grew by 5 per cent compared with the first half of 2025, and our emerging ASEAN markets,8 where new business profit per active agent increased by 19 per cent in the same period.
While productivity trends remain encouraging, monthly average active agent numbers declined by (4) per cent year-on-year to around 55,000. This contraction is largely driven by our emerging ASEAN markets, which have historically had very large agent forces, who generally contribute relatively low levels of new business profit per active agent compared to those in developed markets. Our transformation programme is focused on quality recruitment and development, alongside introducing tools and products, which we believe will increase active agents with a view to building a high performance agency force and developing long-term sustainable careers.
–Building a more professional, productive and aligned agency force
One of the building blocks of the agency transformation programme is to drive upward mobility and strengthen the contribution of our top-tier agents (agents who qualify for 'Million Dollar Round Table' (MDRT) status, and those close to that achievement). MDRT agents are materially more productive than other agents, and we see supporting agents to reach this status as a key lever for agency quality. We remain the second-largest MDRT agency force globally.
Our specialist and tailored recruitment programmes are an important driver of our ambition. PRUVenture gives agents structured training, coaching and tools to become productive earlier. In Hong Kong, PRUVenture contributed 7 per cent of total agency APE sales. In our conventional Malaysia business, the programme contributed approximately 8 per cent of agency APE sales, with new agents recruited through PRUVenture delivering significantly higher productivity than non-PRUVenture cohorts. During the period, PRUVenture was further expanded into Indonesia and the Philippines in order to support the development of a scalable pipeline of high-quality agents.
–Leveraging AI and technology to enhance productivity across the agency lifecycle
We continue to invest in technology to support our agency transformation. Digital and AI-enabled tools are enhancing performance management, improving efficiency across recruitment and training, and enabling more seamless customer servicing. PRUForce supports lead generation and execution, while PRUAction – our AI-enabled sales performance solution - helps agency leaders manage performance in a more focused and action-oriented way. It has been successfully launched to more than 5,000 agents in Singapore and is delivering higher productivity. Hong Kong has recently launched a first release to selected agency leaders and we expect to scale PRUAction to a number of South-east Asia markets in the second half of 2026.
Looking ahead, we remain focused on further increasing new business profit per active agent across our markets. As highlighted above, actions to support this include, equipping our agents with better digital and AI tools and accelerating and embedding the rollout of specialist high-quality agency recruitment programmes, such as PRUVenture, across our developing markets. We are also deepening our penetration in the affluent segment through targeted, enhanced product propositions including a greater focus on health and protection. The agency model of the future is expected to be different in each market, but we are focused on building future-ready agency forces with the capabilities to serve all our customer groups, from mass affluent to high net worth.
Bancassurance

	Half year
	2026 $m	2025 $m	AER change %	CER change %
Bancassurance new business profit	586	505	16	13
Prudential’s bancassurance channel is a key part of our technology‑enabled distribution strategy, combining strong, long‑term partnerships with leading banks and enhanced digital capabilities to broaden customer access and improve engagement. Our focus remains on delivering disciplined, high‑quality growth, supported by continued investment in partner productivity, customer propositions and technology.

–Sustained growth across strategic partners and broader distribution
In the first half of 2026, the bancassurance channel delivered new business profit growth of 13 per cent when compared with 2025. On an annualised basis,4 our performance in the first half of 2026 exceeded the lower end of our 2027 ambition to increase new business profit by 1.5–2 times the 2022 level.
New business profit margins increased by 1 per cent, driven by positive business mix, including a higher proportion of sales in health and protection as we continue to prioritise quality growth. Performance in the Chinese Mainland moderated growth in the first half of 2026. This further period of double-digit growth demonstrates the strength and resilience of our bancassurance franchise.
Growth was driven by our strategic partnerships, supported by targeted product initiatives and focus on priority customer segments. our partnership with Standard Chartered Bank (SCB) continued to deliver robust growth, supported by favourable momentum in Hong Kong and Singapore and United Overseas Bank (UOB), our other major strategic partner, continued to contribute to our overall performance. The partnership with ttb in Thailand delivered strong performance, driven by demand for USD‑linked products and continued expansion of the customer base.
We are broadening and diversifying our partnership base. Newer partnerships, including BSI in Indonesia, continued to build scale. At the same time, we are seeking to broaden our reach through non-exclusive partnerships, higher-value customer segments and digital bank channels. These actions will support the long‑term growth potential of our bancassurance platform.
–Deeping partnerships through enhanced propositions and digital and AI-enabled tools
We continue to invest in enhancing our customer propositions. For example, we are developing high net worth customer solutions and have launched new products supporting both priority affluent customers with established wealth and emerging affluent customers who are building wealth. These initiatives are designed to strengthen customer relevance and support sustainable growth over the medium term.
Digital enablement remains a key priority. We are advancing the development of PRUPartnerships, a multi‑year programme to enhance digital integration with our banking partners, alongside pilot deployments of artificial intelligence‑enabled sales tools to improve productivity and customer engagement. These initiatives build on our broader focus on data‑driven capabilities to improve distribution effectiveness and customer outcomes.
Looking ahead, in the second half of 2026 we expect continued progress, supported by further product launches, ongoing enhancement of partner capability and continued advancement of digital initiatives. The bancassurance business remains well-positioned to deliver sustained growth, and is on track to contribute to the achievement of our medium‑term strategic objectives.
Transforming our Health and Protection business model – Building on the foundations of our dedicated health business model, we are accelerating the integration of health, and now protection, into more of our products to deliver comprehensive and customer-centric propositions. We believe this, alongside enhancing operational capabilities, will help drive sustainable growth as we seek to innovate to meet customers’ evolving protection and healthcare needs. Health and protection sales contributed approximately a third of the Group’s total new business profit in the first half of 2026.
Our health and protection business contributed $459 million to new business profit in the first half of 2026, broadly consistent with the prior year. Of this amount, $139 million was contributed directly by health new business, which grew by 15 per cent, supported by strong demand for integrated solutions and continued improvements in distribution effectiveness.
At the same time, our ongoing focus on operational discipline and claims management and the use of our tools for the detection of fraud, waste and abuse – including AI tools – has enabled us to identify items that led to over $75 million of savings in claims costs in the first half of 2026. This is an improvement in run rate from that generated last year. Through stronger management of our healthcare providers, together with this focus on the prevention and detection of fraud, waste and abuse, we have managed to contain our medical cost growth despite the backdrop of double-digit medical inflation across many of our markets. Combined with improving customer retention, this gives us confidence in the long-term strength of our health business.
–Integrated Health and Protection propositions
We are making progress in transforming our business model to better integrate health and protection offerings. This includes scaling integrated propositions that combine health, protection and savings elements to address broader customer needs. Innovations such as Encash, a hospital cash plan that combines lifelong hospital cash protection with a savings element, initially launched in Hong Kong and similar propositions are being expanded across key markets including Indonesia, Thailand and Singapore, demonstrating strong customer traction and supporting deeper engagement. In Taiwan, our market-specific initiatives are gaining traction, with the open-architecture bancassurance channel supporting health and protection sales alongside participating products.
We are making good progress in India, where our standalone health insurer has now moved from build to launch following regulatory approval of our health licence in the first half of 2026. Digital will be at the heart of this business, which has commenced writing business in the second half of 2026.
We remain focused on closing the protection gap across Asia by scaling our integrated propositions, deepening customer loyalty and supporting sustainable long-term value creation.
–Delivering a seamless sales and customer journey across distribution channels
We have made a simple and powerful promise to our health customers: to help them when they need it most. We chose that promise because health is ultimately about peace of mind – helping people access the care they need, supporting them through difficult moments, making sure their care is affordable, and giving them confidence that they can focus on treatment and recovery rather than navigating the healthcare system.
As well as building products that meet real customer needs and improve affordability, we are streamlining the customer journey, supporting patients through their healthcare experience, and equipping our distribution teams to have more meaningful health conversations.
We are systematically simplifying our product design and underwriting architecture to assist customers in getting access to the coverage they require promptly. For example, we are introducing streamlined underwriting for straightforward product features such as hospital cash, supporting both our distribution partners and customers. We intend to apply this approach across our wider health and protection product portfolio to enable frictionless sales journeys designed to drive early agent activation, sustain sales force productivity, and expand our customer base. Actions taken so far have supported an increase in agent productivity5, and in the bancassurance channel we saw an increase in the proportion of new business profit that was contributed by health and protection products. Ultimately, this seamless onboarding experience will serve as a powerful foundation for our cross-selling and upselling capability, maximising customer lifetime value from inception.
–Embedding AI at the core of health and protection, to improve customer experience and claims management
The above efforts are complemented by investment in digital capabilities to deliver a consistent and seamless experience across all distribution channels.
Building on the digital capabilities introduced in 2025, Prudential made further progress in the first half of 2026 in scaling automation, data and AI to improve customer experience and operational excellence across the health and protection pillar. MedScreen+, a digital underwriting solution used in Hong Kong, reduced the underwriting cycle time, helping accelerate access to cover and improve the new business experience. Our GenAI solution, deployed in close partnership with Google, further strengthened fraud, waste and abuse management, contributing to the savings discussed above.
Together, these developments mark a clear progression from targeted pilots and foundational self-service capabilities to a more scalable health experience, thereby supporting our ambition to help customers find the right care at the right time and cost.
Overall, our progress in the first half of 2026 demonstrates continued momentum in scaling our health and protection business, as we focus on closing the protection gap, improving healthcare accessibility and delivering sustainable growth across our markets.
Enhancing customer experiences – At Prudential, we are relentlessly focused on serving and meeting the needs of our customers, leading to higher customer lifetime value.
We have been making steady progress towards our goal of further enhancing our customer experience. Our target remains to achieve top quartile performance in our relationship net promoter score (‘rNPS’), a measure of how likely customers are to recommend Prudential, and customer retention rates of 90 to 95 per cent by 2027.
In the first half of 2026, customer retention was 94 per cent, maintaining the strong retention seen in the first half of 2025. This performance has been supported by our focus on enhancing customer journeys, scaling digital servicing, and investing in data-led engagement and AI-enabled capabilities to further strengthen advocacy and long-term value.
While rNPS is measured annually, we continue to see positive trends in underlying measures of customer experience at service touchpoints, which we believe will support stronger advocacy overtime.
–Compelling and differentiated propositions for every stage of a customer’s life
We continue to expand customer‑led propositions tailored to the evolving needs of individuals and families across our markets. Our comprehensive product suite addresses health, protection and wealth needs across life stages and income segments. Key highlights in 2026 include:
Health and Protection
–In Malaysia, we launched PRUWealth Enrich 2.0, providing a comprehensive protection solution with high-sum assured coverage and innovative legacy planning features.
–In Hong Kong, we launched our upgraded LiveFree Protector Insurance Plan II (LFRE2) in the first half, which enhances the protection offered to customers together with legacy retirement planning options.
Savings and Investment
–In Hong Kong, we are strengthening our savings and wealth proposition across the mass affluent and high net worth segments. New solutions offered include Prudential Enlight Savings Insurance Series (ENLIT), which supports family-centred financial planning, as well as an enhanced trust-concept solution (TRST) which builds on the successful 2025 launch of the Prudential Entrust multi-currency plan. TRST offers improved flexibility in legacy planning.
–We enhanced our offering for the high net worth segment, with the launch of the Prime Ace Insurance Plan (PACE) and the enhanced Prime Vantage Prestige Protector Insurance Plan (PRMESP).
–In Singapore, we launched PRUApex MultiGen Wealth, a USD-denominated, whole-life participating solution designed for high net worth customers, which supports long-term wealth accumulation and legacy planning.
–Delivering seamless, technology-enabled customer journeys
We are strengthening our digital capabilities to deliver seamless, technology-enabled experiences across the customer lifecycle. In the first half of 2026, we expanded our digital servicing platforms and deepened the use of data and automation to enhance efficiency and improve customer outcomes.

PRUServices, our core digital self-service platform, was further expanded, with 10 business units6 now live, providing a consistent, end-to-end servicing backbone. We also enhanced the customer experience by improving usability through the launch of a redesigned PRUServices homepage.
The Prudential App was launched in Singapore and Malaysia, introducing mobile-first capabilities such as biometric login, real-time notifications, and in-app authentication to enable secure, agent-to-customer interactions with full customer control. This has driven a step change in engagement, with more proactive servicing and a doubling of digital interaction volumes compared with 20257. The app is expected to be progressively rolled out to additional markets in the second half of the year.
This progress is underpinned by a scalable, repeatable multi-market delivery model, enabling markets to reuse shared capabilities while tailoring targeted enhancements to local needs – delivering faster, more consistent and personalised customer experiences across markets.
–Building advocacy for lifetime value through engagement
We are strengthening customer engagement to drive advocacy and long-term value. Our AI enabled Customer Engagement Platform (CEP), active across 10 business units,6 supports targeted campaigns and personalised interactions across key customer segments.
Enhancements to CEP capabilities have enabled more data-led targeting and improved campaign effectiveness, contributing to stronger customer engagement and increased repeat business generation. In the first half of 2026, over $330 million of APE sales were delivered through targeted engagement programmes, reinforcing its role in driving both customer value and commercial outcomes.
Notes
(1)The objectives assume exchange rates at December 2022 and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the same TEV and free surplus methodology will be applicable over the period and no material change to the economic assumptions will occur.
(2)Subject to the completion and net amounts received, post tax and transaction costs, from the sale of part of our stake in ICICI Prudential Asset Management Company as we progress towards meeting the initial free float requirement.
(3)As in previous years, we discuss our performance in this report on a constant currency basis, unless stated otherwise. We discuss our financial position on an actual exchange rate basis, unless otherwise noted. See note A to the 'IFRS financial statements' for more detail on our exchange rate presentation. The definitions of the key metrics we use to discuss our performance are set out in the 'Definitions of performance metrics' section later in this document.
(4)Half year 2026 Bancassurance new business profit multiplied by two.
(5)Agents across Hong Kong, Singapore, Indonesia and Malaysia.
(6)Business units equate to legal entities in this instance.
(7)Digital Interactions include service transactions and self service information requests from customers and exclude payments. Figures only reflect markets where PRUServices is live and excludes Cambodia and Macau. Digital Interactions volumes in 1H26 compared to FY25.
(8)Emerging ASEAN markets consist of Indonesia, Malaysia, The Philippines and Vietnam.

Financial review
Quality growth and disciplined capital management
The first half of 2026 demonstrated Prudential's ability to convert business growth into earnings and cash, leading to increased capital returns for shareholders. The Group delivered double-digit growth in the key financial metrics that cover earnings and cash,1 alongside high single-digit growth in new business profit, despite changes in product mix and bancassurance volumes in the Chinese Mainland. In line with the Group’s dividend policy, the Board has approved a first interim dividend of 8.88 cents per share, an increase of 15 per cent over 2025.This delivery of high-quality growth alongside increased shareholder returns in the period reflects the benefit of our diversified operating platform, continued execution against our strategic priorities and disciplined capital management.
Over the period and in line with our established capital allocation framework, we have taken a number of important steps:
–We returned $1 billion to shareholders through dividends and share repurchases in the first half of 2026. We are adding a further circa $0.3 billion2 to our previously announced $1.2 billion buyback programme for 2026.
–We have invested in opportunities that strengthen the long-term growth profile of the portfolio, including increasing our ownership of our Malaysia conventional life business and announcing the proposed acquisition of a controlling stake in Bharti Life in India, alongside preparing for the launch of our standalone India health business in the third quarter of 2026.
The first half of 2026 saw government bond yields increase in the US and many of our Asia markets. The US 10-year yield increased to 4.6 per cent from 4.3 per cent at the end of 2025. Singapore and China, however, saw lower government bond yields. During the second quarter, Chinese government bond yields stabilised, ending the period at close to 2 per cent.
Equity market performance was mixed, with strong outperformance by certain sectors such as technology. There were periods of volatility given the significant geopolitical developments from both tariff impositions and trade negotiations, and hostilities in Iran. The S&P 500 and MSCI ex-Japan increased by 9.6 per cent and 22.8 per cent respectively, and Thailand was up 26.3 per cent.
The US dollar strengthened at 30 June 2026 compared to 31 December and 30 June 2025, and given our diversified operations in countries with other currencies, this resulted in an adverse translation effect on the period end balance sheet. However, a generally weaker average US rate compared with the prior period resulted in a modest translation benefit to the income statement.
As in previous periods, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement. We discuss our financial position on an actual exchange rate basis. Any deviations from these approaches are noted in the text. All metrics used by management to assess performance (along with IFRS profit after tax) are before deducting the amount attributable to non-controlling interests, unless otherwise stated in the definition. Balance sheet metrics are presented net of non-controlling interests.
The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definitions of performance metrics' section later in this document.
New business profit was up 8 per cent in the first half of the year, reflecting our continued focus on quality, with approximately a third of new business profit coming from the sale of health and protection products. Our ongoing focus on quality new business resulted in a 2 percentage point increase in new business margin compared with the prior period. New business profit grew by 10 per cent if our Chinese Mainland business is excluded, where we adopted more prescriptive bancassurance expense control regulations in the period. This was alongside near-term pressure on margins as we transitioned to a greater proportion of new business being sales of participating products. These changes will support a more sustainable foundation for future growth in the Chinese Mainland in the medium term.
Operating free surplus generated from in-force insurance and asset management grew by 15 per cent in the period, and represents a continuation of our progress in growing a key financial performance metric. This progress is consistent with the path we set out for achieving our 2027 objective3 for this metric. We invested a further $145 million (2025: $96 million) in enhancing our customer, distribution, health and technology capabilities, in line with our strategy. Before allowing for this investment in our capabilities in the period, the effect of operating variances and assumption changes on operating free surplus generated was positive $32 million, compared to a charge of $(34) million in the first half of 2025. The after-tax contribution from our asset management businesses was marginally lower at $141 million (2025: $142 million) as a result of our reduced interest in ICICI Prudential Asset Management Company (IPAMC) decreasing our share of its profit following its IPO. On a like-for-like basis, our asset management profit after tax grew 20 per cent. Given efficiency in managing the cost of investment in new business and central expenses, overall Group free surplus generation increased 41 per cent.
Our embedded value operating profit increased by 11 per cent. This was driven by growth in new business and in-force profit, and reduced central expenses. This, together with the impact of increasing our stake in our conventional Malaysia life business to 70 per cent, and a 4 per cent reduction in the weighted average number of shares as a result of our ongoing share buyback, lifted TEV operating profit per share by 16 per cent. Accordingly, embedded value per share was $15.57 (31 December 2025: $14.83 on an actual exchange basis), an increase of 5 per cent. This growth is calculated after the inherent reduction from paying the 2025 second interim dividend. Our operating return on embedded value was 15 per cent (2025: 15 per cent).
Similarly, looking at our IFRS basis of results, the Group’s basic earnings per share based on adjusted operating profit was up 17 per cent. This reflects 9 per cent growth in IFRS adjusted operating profit before tax, as well as lower non-controlling interests and average share count. Our adjusted shareholder's contractual service margin (CSM), was $23.0 billion at the end of June 2026, up from $22.0 billion at the end of 2025. New business contributed $1,425 million to the CSM in the first six months of 2026, up 11 per cent compared with the equivalent period in 2025 on an actual exchange rate basis.

IFRS profit after tax attributable to Prudential shareholders was $954 million (2025: $1,284 million on an actual exchange rate basis). Our operating return on IFRS shareholders' equity was 15 per cent (2025: 14 per cent). The improvement in operating earnings and the benefit from a lower contribution to non-controlling interests was offset by the net adverse impact of short-term market movements in the period. This was driven by the combined effect on the assets and liabilities of our insurance entities of interest rate rises in the US and many Asian markets as well as the interest rate falls in the Chinese Mainland.
IFRS shareholders' funds at 30 June 2026 were $19,803 million (31 December 2025: $20,117 million on an actual exchange rate basis). The reduction in IFRS shareholders' funds was driven by the sum of $(237) million of foreign exchange rate effects and $(1,047) million of returns to shareholders being larger than profit after tax for the period. At 30 June 2026, IFRS net asset value per share was $7.89 (31 December 2025: $7.90 per share on an actual exchange rate basis), and adjusted total comprehensive equity per share was $17.06 (31 December 2025: $16.51 on an actual exchange rate basis).
The Group's balance sheet and capital position remain strong. At 30 June 2026, our shareholder GWS coverage ratio was 268 per cent, providing substantial financial flexibility to support business growth, strategic investment and shareholder distributions.
Prudential's capital management framework is designed to maximise long-term shareholder value by balancing investment in growth with disciplined returns of capital. We seek to maintain a strong and resilient capital position, including operating with a free surplus ratio in the range of 175 to 200 per cent, while deploying capital to opportunities that enhance future earnings, cash generation and shareholder returns. The continued growth in operating free surplus generation provides increasing flexibility to invest in high-quality new business, strengthen our capabilities and pursue strategically attractive opportunities, alongside growing distributions to shareholders. At 30 June 2026, our free surplus ratio was 209 per cent, remaining above our operating range but lower than at 31 December 2025 as we executed our plans to return capital to shareholders.
The Group repurchases shares on the London line to offset the dilutive effect of new shares issued as a result of employee and agent share schemes and from the scrip dividend. With effect from 2027, the Group will repurchase shares sufficient to neutralise the effect of shares issued in the prior year.
At 30 June 2026, our Group leverage ratio (Moody's basis) was 14 per cent. S&P Global Ratings Financial Strength rating of Prudential's core entities remains at ‘AA’, consistent with our ambition to remain an ‘AA’ company and reflecting our balance sheet strength. We continue to assess opportunities to refinance our existing capital resources in a number of our operational currencies.

IFRS profit

	Actual exchange rate			Constant exchange rate		Actual exchange rate
	Half year			Half year		Full year
	2026 $m	2025 $m	Change %	2025 $m	Change %	2025 $m
Hong Kong	665	587	13%	584	14%	1,219
Indonesia	115	114	1%	109	6%	250
Chinese Mainland	209	212	(1)%	224	(7)%	411
Malaysia	232	206	13%	227	2%	410
Singapore	377	348	8%	361	4%	706
Growth markets and other	327	336	(3)%	327	0%	614
Insurance business	1,925	1,803	7%	1,832	5%	3,610
Asset management	155	158	(2)%	154	1%	329
Total segment profit	2,080	1,961	6%	1,986	5%	3,939
Other income and expenditure
Net investment return and other items	(4)	(24)	83%	(24)	83%	(41)
Interest payable on core structural borrowings	(96)	(87)	(10)%	(87)	(10)%	(184)
Corporate expenditure	(118)	(119)	1%	(119)	1%	(237)
Other income and expenditure	(218)	(230)	5%	(230)	5%	(462)
Restructuring costs	(50)	(87)	43%	(88)	43%	(171)
Adjusted operating profit before tax	1,812	1,644	10%	1,668	9%	3,306
Non-operating items:
Short-term interest rate and other market fluctuations	(626)	72	n/a	64	n/a	120
(Loss) gain attaching to corporate transactions	(12)	(16)	n/a	(14)	n/a	1,515
Profit for the period before tax	1,174	1,700	(31)%	1,718	(32)%	4,941

Adjusted operating profit before tax	1,812	1,644	10%	1,668	9%	3,306
Tax on operating items	(289)	(278)	(4)%	(283)	(2)%	(534)
Adjusted operating profit after tax	1,523	1,366	11%	1,385	10%	2,772
Short-term interest rate and other market fluctuations	(626)	72	n/a	64	n/a	120
(Loss) gain attaching to corporate transactions	(12)	(16)	n/a	(14)	n/a	1,515
Tax credit (charge) attributable to items above	110	(63)	n/a	(68)	n/a	(288)
Profit for the period after tax	995	1,359	(27)%	1,367	(27)%	4,119
IFRS earnings per share

	Actual exchange rate					Constant exchange rate		Actual exchange rate
	Half year					Half year		Full year
	2026		2025		Change %	2025	Change %	2025
Basic earnings per share based on adjusted operating profit after tax	58.4	¢	49.3	¢	18	49.8¢	17	101.4 ¢
Basic earnings per share based on IFRS profit after tax	37.9	¢	49.2	¢	(23)	49.3¢	(23)	154.2 ¢
Earnings per share based on a weighted average number of shares in the first half of 2026 of 2,515 million (half year 2025: 2,609 million).

Adjusted operating profit reflects that the assets and liabilities of our insurance businesses are held for the longer term, and the Group believes that the trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded.
Group adjusted operating profit before tax was $1,812 million, up by 9 per cent. The 5 per cent increase in profits from our long-term insurance business reflected higher insurance service revenue, as the growth in new business over recent periods grew the release from both the contractual service margin and risk adjustment in the period. Net investment income (measured on a longer-term basis) also moderately increased in the period. On a reported basis, adjusted operating profit before tax from Eastspring, our asset management business, grew 1 per cent, despite a lower contribution from IPAMC following the disposal of part of our shareholding in December 2025. Central net expenditure fell by 16 per cent, following reduced restructuring costs and higher interest income on increased cash balances.
Earnings per share, based on adjusted operating profit, net of tax and non-controlling interest, grew 17 per cent to 58.4 cents (2025: 49.8 cents).
A detailed discussion of IFRS financial performance by segment, including analysis of the asset management business, is presented in the 'Segment discussion' section.

Adjusted operating profit after tax
The table below sets out the Group's adjusted operating profit after tax by segment.

	Actual exchange rate			Constant exchange rate		Actual exchange rate
	Half year			Half year		Full year
	2026 $m	2025 $m	Change %	2025 $m	Change %	2025 $m
Hong Kong	619	547	13	544	14	1,126
Indonesia	92	93	(1)	90	2	198
Chinese Mainland[4]	209	212	(1)	224	(7)	411
Malaysia[4]	182	157	16	173	5	320
Singapore	322	297	8	308	5	603
Growth markets and other[4]	247	262	(6)	255	(3)	491
Insurance business	1,671	1,568	7	1,594	5	3,149
Asset management	141	146	(3)	142	(1)	305
Total segment profit	1,812	1,714	6	1,736	4	3,454
Other (including central items and restructuring costs)	(289)	(348)	(17)	(351)	18	(682)
Adjusted operating profit after tax	1,523	1,366	11	1,385	10	2,772
Analysis of drivers of insurance business operating profit before tax

	Actual exchange rate						Constant exchange rate			Actual exchange rate
	Half year 2026 $m			Half year 2025 $m			Half year 2025 $m			Full year 2025 $m
	Policy- holders’ RI*	Excluding policy- holders’ RI	Total	Policy- holders’ RI*	Excluding policy- holders’ RI	Total	Policy- holders’ RI*	Excluding policy- holders’ RI	Total	Policy- holders’ RI*	Excluding policy- holders’ RI	Total
Adjusted release of CSM[5]	(52)	1,423	1,371	(47)	1,277	1,230	(47)	1,293	1,246	(110)	2,660	2,550
Release of risk adjustment	(10)	161	151	(9)	151	142	(9)	153	144	(18)	303	285
Experience variances	(42)	(27)	(69)	(22)	24	2	(22)	24	2	(36)	(15)	(51)
Other insurance service result	–	(85)	(85)	(5)	(80)	(85)	(5)	(82)	(87)	(10)	(125)	(135)
Adjusted insurance service result	(104)	1,472	1,368	(83)	1,372	1,289	(83)	1,388	1,305	(174)	2,823	2,649
Net investment result on longer-term basis	104	548	652	83	522	605	83	538	621	174	989	1,163
Other insurance income and expenditure	–	(45)	(45)	–	(40)	(40)	–	(41)	(41)	–	(103)	(103)
Share of related tax charges from joint ventures and associates	–	(50)	(50)	–	(51)	(51)	–	(53)	(53)	–	(99)	(99)
Insurance business	–	1,925	1,925	–	1,803	1,803	–	1,832	1,832	–	3,610	3,610
*Represents the effects attaching to reinsurance (RI) contracts wholly attributable to policyholders.
The discussion of the drivers of insurance business operating profit before tax in this document focuses on movements excluding the effect of reinsurance contracts wholly attributable to policyholders. While these policyholder reinsurance items affect individual lines in the analysis, taken together, they have no net impact on insurance business operating profit before tax. Consequently, we discuss the drivers excluding these items to directly analyse the underlying movement in shareholder profit unaffected by movements in policyholder reinsurance balances.
The release of contractual service margin ('CSM') is the principal source of our IFRS 17 insurance business adjusted operating profit. The adjusted CSM release in the first half of 2026, excluding reinsurance attributable to policyholders, equates to an annualised adjusted release rate of 10.0 per cent (2025: 10.3 per cent on an actual exchange rate basis).
The release of the risk adjustment of $161 million (2025: $153 million) represents the expiry of non-market risk in the period. As expected, this release remains relatively stable with that in the prior period.
Experience variance of $(27) million in the period (2025: positive $24 million) reflects the effect of increased investment in capabilities in the period.
The other insurance service result of $(85) million (2025: $(82) million) largely reflects losses on contracts that are described under IFRS 17 as ‘onerous’, either at inception or because changes in the period result in the CSM being exhausted. The amount shown in adjusted operating profit represents all losses on contracts classified as onerous; for example, it reflects both economic and non-economic movements. While certain contracts are described as 'onerous' under IFRS 17, it does not mean these contracts are not profitable overall, as the CSM does not allow for real-world returns, which are earned over time. Reduced losses in Singapore, following improved investment performance, were more than offset by the increase in the level of losses incurred in the Chinese Mainland, where lower interest rates reduced expected future investment returns.

The net investment result of $548 million (2025: $538 million) largely reflects the long-term return on assets backing equity and capital, and long-term spreads on business not accounted for under the variable fee approach. The slight increase in the first half of 2026 is largely attributable to an increase in opening assets backing shareholder equity in many of our insurance businesses, partially offset by lower longer-term investment returns following derisking activities in the Chinese Mainland and the effects of strong remittances to Group.
Other income and expenditure of $(45) million (2025: $(41) million) mainly relates to expenses that are not directly related to an insurance contract as defined under IFRS 17 and is broadly consistent with the level incurred in the prior year.
Movement in contractual service margin
The CSM balance represents a discounted stock of unearned profit that will be released over time as services are provided. This balance increases due to additions from profitable new business contracts sold in the period and the unwind of the in-force book. It is also updated for any changes in expected future profitability, where applicable, including the effect of short-term market fluctuations for business measured using the variable fee approach. The release of the CSM, which is the main driver of adjusted operating profit, is then calculated after allowing for these movements.
In a normalised market environment, measured by reference to long-term rates, if the contribution from new business and the unwind of the CSM balance is greater than the rate at which services are provided, then the CSM balance will increase. The new business added to the CSM will, therefore, be an important factor in increasing the CSM, and we expect the compounding effect from the new business added to the CSM over time to support growth in IFRS 17 adjusted operating profit in the future.
The table below sets out the movement of CSM over the period.
As with the discussion of the drivers of insurance business operating profit before tax above, this discussion focuses on movements excluding the effect of reinsurance contracts wholly attributable to policyholders.
Contractual Service Margin net of reinsurance

	Actual exchange rate
	Half year		Full year
	2026 $m	2025 $m	2025 $m
CSM at 1 January (net of reinsurance) as disclosed in note C3.2 of the IFRS financial results	25,005	21,960	21,960
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders at 1 January	871	789	789
	25,876	22,749	22,749
Movement over the period:*
New contracts in the period	1,425	1,288	2,918
Unwind†	914	883	1,823
Balance before variances, effect of foreign exchange and CSM release	28,215	24,920	27,490
Economic and other variances	273	(21)	403
Balance before release	28,488	24,899	27,893
Release of CSM to income statement	(1,425)	(1,282)	(2,664)
Effect of movements in exchange rates	(248)	677	647
	26,815	24,294	25,876
Add: CSM asset attaching to reinsurance contracts wholly attributable to policyholders at end of the period	(884)	(769)	(871)
CSM at the end of the period (net of reinsurance) as disclosed in note C3.2 of the IFRS financial results	25,931	23,525	25,005
CSM asset attaching to reinsurance contracts wholly attributable to policyholders	884	769	871
Related deferred tax adjustments‡	(3,114)	(2,750)	(2,853)
Less non-controlling interests	(662)	(1,050)	(1,072)
Adjusted shareholders' CSM at the end of the period (net of reinsurance)	23,039	20,494	21,951
*The movement of CSM over the period in the table above is provided after excluding the movement relating to the reinsurance contracts that are wholly attributable to policyholders, and as such it differs from the movement provided in note C3.2 to the IFRS results.
†The unwind of CSM presented in this table reflects the accretion of interest on general measurement model ('GMM') contracts, as presented in note C3.2 to the IFRS financial results, together with the unwind of the CSM related to variable fee approach contracts on a long-term basis. This differs from the presentation in note C3.2 to the IFRS financial results by reallocating $707 million from economic and other variances to unwind.
‡CSM is presented gross of tax; this adjustment is to allow for tax on the future profits contained in the CSM.
Profitable new business in the first half of 2026 grew the CSM by $1,425 million, which, combined with the unwind of the CSM balance shown in the table above of $914 million, increased the CSM by $2,339 million. This increase exceeded the release of the CSM to the income statement in the period of $(1,425) million, demonstrating the strength of our franchise and its ability to deliver future growth in CSM and ultimately adjusted operating profit.
Other movements in the CSM reflect economic and other variances to update the CSM for changes in expected future profitability, including the impact of short-term market effects of business accounted for under the variable fee approach and other operating variances and assumption changes. Movements in exchange rates had a negative impact of $(248) million on the closing CSM. Overall, the CSM increased by 4 per cent from 31 December 2025 (on an actual exchange rate basis), or an annualised rate of 7 per cent, both excluding the effect of reinsurance contracts wholly attributable to policyholders and the effect of economic and other variances and exchange rates.

Other income and expenditure
Corporate expenditure incurred in the period of $(118) million is largely unchanged from the prior period reflecting continued control of head office costs. Interest costs on central core borrowings of $(96) million were higher (2025: $(87) million) reflecting the additional interest on the debt raised in May 2025. Net investment return and other items totalled $(4) million (2025: $(24) million) with the decrease in net costs reflecting higher interest earnings on central cash balances, following the cash raised on the disposal of IPAMC. As anticipated, restructuring costs were lower at $(50) million (2025: $(88) million).
IFRS basis non-operating items
Non-operating items in the year consist of negative short-term fluctuations in investment returns of $(626) million (2025: positive $64 million) together with $(12) million of losses associated with corporate transactions (2025: $(14) million).
The short-term fluctuations primarily reflect the effect of interest rate movements on our Asia insurance businesses. Movements in assets and liabilities associated with GMM contracts pass through the income statement. Higher interest rates in many markets have resulted in losses on bonds backing shareholder equity and GMM business assets. These losses have more than offset the benefit of higher discount rates being applied to the corresponding GMM policyholder liabilities. The loss was further increased as in the Chinese Mainland interest rates fell which decreased discount rates and hence increased policy liabilities. Given there is a significant proportion of GMM contracts in that market, this results in an income statement loss. Losses associated with corporate transactions include expenses incurred on corporate transactions in the period, including the increase of our ownership in our Malaysia conventional business.
IFRS effective tax rates
In the first half of 2026, the effective tax rate on adjusted operating profit was 16 per cent, similar to the effective tax rate in the first half of 2025 of 17 per cent.
The effective tax rate on total IFRS profit in the first half of 2026 was 15 per cent (2025: 20 per cent). The lower effective tax rate reflects that non-operating investment losses that are subject to tax arise in jurisdictions with higher tax rates than the Group's average tax rate on operating profits, resulting in a lower effective tax rate on total IFRS profit.
Value
New business profit was up 8 per cent, driven by increased APE sales and higher margins reflecting the Group's ongoing focus on quality. Excluding our Chinese Mainland business, which saw lower new business profit, new business profit grew by 10 per cent. Growth was led by Hong Kong and Malaysia.
Segment APE, NBP and margin

	Half year 2026 $m		Half year 2025 $m		AER change %		CER change %		New business margin
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	Half year 2026	Half year 2025
Hong Kong	1,017	581	1,085	540	(6)	8	(6)	8	57%	50%
Indonesia	123	49	125	51	(2)	(4)	3	–	40%	41%
Chinese Mainland (Prudential’s share)	461	159	359	156	28	2	21	(4)	34%	43%
Malaysia	205	70	190	44	8	59	(2)	46	34%	23%
Singapore	484	201	425	184	14	9	10	5	42%	43%
Growth markets and other	1,138	352	1,104	316	3	11	2	10	31%	29%
Total insurance business	3,428	1,412	3,288	1,291	4	9	3	8	41%	39%
Less central costs allocated to new business		(28)		(31)		10		10
Total Group insurance business	3,428	1,384	3,288	1,260	4	10	3	8	40%	38%
Analysis of new business profit margin by quarter
New business profit ('NBP'), annual premium equivalent ('APE') sales and new business margin can be analysed by quarter as follows:

	2026			2025 AER			2025 CER
	NBP post central costs	APE	New business margin on APE	NBP post central costs	APE	New business margin on APE	NBP post central costs	APE	New business margin on APE
	$m	$m	%	$m	$m	%	$m	$m	%
Q1	686	1,823	38%	608	1,677	36%	625	1,725	36%
Q2	697	1,604	43%	652	1,610	40%	654	1,615	40%
Foreign exchange adjustment	1	1	n/a	–	1	n/a	–	–	n/a
Total half year	1,384	3,428	40%	1,260	3,288	38%	1,279	3,340	38%
Our new business mix continues to reflect our focus on quality and higher-margin products, with around a third of new business profit arising from health and protection business.
A detailed discussion of new business performance by segment, including analysis of asset management business, is presented in the section 'Segment discussion'.

TEV basis results
TEV financial results

	Actual exchange rate			Constant exchange rate
	Half year			Half year
	2026 $m	2025 $m	Change %	2025 $m	Change %
New business profit	1,384	1,260	10	1,279	8
Profit from in-force business	1,246	1,154	8	1,170	6
Insurance business	2,630	2,414	9	2,449	7
Asset management business	141	146	(3)	142	(1)
Operating profit from insurance and asset management businesses	2,771	2,560	8	2,591	7
Change in allowance for corporate expenditure and other central costs incurred in the period	(211)	(236)	11	(235)	10
Operating profit for the period before restructuring costs	2,560	2,324	10	2,356	9
Restructuring costs	(49)	(84)	42	(85)	42
Operating profit for the period	2,511	2,240	12	2,271	11
Non-operating results	27	(1,169)	n/a	(1,223)	n/a
Profit for the period	2,538	1,071	n/a	1,048	n/a
Non-controlling interests' share of profit	(48)	(32)	50
Profit for the period attributable to equity holders of the Company	2,490	1,039
Dividends, net of scrip dividends	(399)	(426)
Share repurchases/buybacks	(648)	(697)
Foreign exchange movements	(386)	832
Increase in ownership interest in the Malaysia conventional life business	264	–
Other equity movements	(33)	(15)
Net increase in Group TEV equity	1,288	733
Group TEV equity at beginning of period	37,803	34,267
Group TEV equity at end of period	39,091	35,000
% annualised operating profit/Group TEV for insurance business excluding intangibles at beginning of period	15	15

	Actual exchange rate
Group TEV equity	30 Jun 2026 $m	31 Dec 2025 $m
Represented by:
Hong Kong	15,105	14,460
Indonesia	1,327	1,350
Chinese Mainland (Prudential’s share)	3,405	3,238
Malaysia	3,941	3,861
Singapore	7,418	7,102
Growth markets and other	7,899	7,842
Non-controlling interests' share of embedded value	(1,043)	(1,667)
Embedded value from insurance business excluding goodwill	38,052	36,186
Asset management and other excluding goodwill	2,372	2,924
Provision for future central corporate expenditure	(2,092)	(2,086)
Group TEV	38,332	37,024
Goodwill attributable to equity holders	759	779
Group TEV equity at end of period	39,091	37,803
Group TEV equity per share	1,557¢	1,483¢
Group TEV operating profit increased by 11 per cent to $2,511 million driven by a 7 per cent increase in the operating profit for the insurance business, and central expense and restructuring cost savings. Profits from the asset management business were broadly stable with the prior year. The annualised operating profit as a percentage of Group TEV for insurance business excluding intangibles at the beginning of the period was 15 per cent (2025: 15 per cent).
The operating profit from the insurance business increased to $2,630 million, reflecting growth in new business and in-force business profit, with the latter increasing 6 per cent to $1,246 million. The profit from in-force business is driven by the expected return and the effects of operating assumption changes and experience variances. The expected return was 7 per cent higher at $1,378 million, reflecting a higher opening balance to which the expected return is applied, given the growth in the business in 2025. Operating assumption changes and experience variances were negative $(132) million (2025: $(121) million). These amounts included $145 million of investment in enhancing our capabilities across our pillars and enablers (2025: $96 million).
The non-operating profit of $27 million (2025: loss of $(1,223) million) reflects the overall impacts of mixed equity performance across the region and movements in interest rates. Stronger equity performance in Hong Kong, Singapore and Taiwan was partially offset by weaker performance elsewhere. Further, while interest rates increased in many markets, benefitting future investment return assumptions on assets (which trend from current to long-term assumptions with no change in the long-term discount rate on liabilities to offset), interest rates fell in Singapore and the Chinese Mainland and there were reductions in the value of surplus assets held in those markets where interest rates increased. This compares with the first half of 2025 which saw interest rate falls in many markets, leading to an overall decrease in embedded value.
Overall, TEV equity increased to $39.1 billion as at 30 June 2026 (31 December 2025: $37.8 billion). Of this, $38.1 billion (31 December 2025: $36.2 billion) relates to the insurance business operations, excluding goodwill attributable to equity shareholders and before the provision for future corporate expenditure.
Our TEV of $39.1 billion includes our 22 per cent share of IPL (valued using embedded value principles) and our 35 per cent share of IPAMC (included on the basis of net assets valued using IFRS principles). The aggregate market value of our holdings in these two entities was $7.6 billion at 30 June 2026 and was over five times higher than the amounts included in TEV for these businesses.
Group TEV equity per share at 30 June 2026 was $15.57 (31 December 2025: $14.83 on an actual exchange rate basis).
Shareholders’ equity
Group IFRS shareholders' equity

	2026 $m	2025 $m
	Half year	Half year	Full year
Profit for the period	995	1,359	4,119
Less non-controlling interest	(41)	(75)	(141)
Profit after tax for the period attributable to shareholders	954	1,284	3,978
Exchange movements, net of related tax	(237)	481	443
External cash dividends	(399)	(426)	(594)
Share repurchases/buybacks	(648)	(697)	(1,234)
Increase in ownership interest in the Malaysia conventional life business	49	–	–
Other movements	(33)	(15)	32
Net increase (decrease) in shareholders’ equity	(314)	627	2,625
IFRS shareholders’ equity at beginning of the period	20,117	17,492	17,492
IFRS shareholders’ equity at end of the period	19,803	18,119	20,117
Adjusted shareholders' contractual service margin (CSM) (net of reinsurance)	23,039	20,494	21,951
Adjusted total comprehensive equity[6]	42,842	38,613	42,068

IFRS shareholders' equity per share[6]	789¢	701¢	790¢
Adjusted total comprehensive equity per share[6]	1,706¢	1,494¢	1,651¢
Group IFRS shareholders’ equity was $19.8 billion at 30 June 2026 (31 December 2025: $20.1 billion). This movement primarily reflects profit for the period of $1.0 billion, offset by negative exchange rate movements of $(0.2) billion and dividend payments and share buybacks of $(1.0) billion.
Adjusted total comprehensive equity represents the sum of Group IFRS shareholders’ equity and shareholders' CSM, net of tax and reinsurance. The Group’s IFRS adjusted equity was $42.8 billion at 30 June 2026 (31 December 2025: $42.1 billion), reflecting the movement in IFRS shareholders’ equity and the increase in the CSM. A full reconciliation to shareholders’ equity is included in note C3.1 of the IFRS financial results.
Capital management
Our capital allocation framework remains focused towards a total return orientation out of the annual flow of capital generation. We continue to target resilient capital buffers, but beyond that our capital allocation priorities are as follows:
–Our first priority under our capital allocation framework is to maintain a strong capital position. For example, this means targeting resilient capital buffers that are consistent with a free surplus ratio of between 175–200 per cent, as well as ensuring local regulatory positions are adequately covered;
–Following this, our priority for allocating capital will be re-investing in writing high-quality new business;
–Our next priority is investing in enhancing our core capabilities, primarily in the areas of customer, distribution, health as well as technology and operations (including data);
–Our dividend policy remains to grow broadly in line with net operating free surplus generation, which is calculated after investment in new business, central costs and capability investment. Given the strength of our capital generation, we expect to grow the ordinary dividend by more than 10 per cent in both 2026 and 2027. In addition to the ordinary dividend, the Board considers making additional recurring returns of capital out of the annual flow of capital generation. Capital returns will be set taking into account the Group’s financial condition and prospects, applicable capital and solvency requirements, investment opportunities, market conditions and the general economic environment.

This reflects our long-term confidence in our business model. Alongside our full year 2025 results we highlighted further capital returns of $500 million in 2026 and a further $600 million expected in 2027. These are before any return of proceeds from IPAMC;
–We will invest in value-accretive inorganic opportunities where there is good strategic fit, with investment decisions, as always, being carefully judged against the alternative of returning surplus capital to shareholders; and
–We assess the deployment of free surplus in the context of the Group's growth aspirations, leverage capacity, and our liquidity and capital needs, based on the free surplus ratio. We seek to operate with a free surplus ratio of between 175 per cent and 200 per cent. If the free surplus ratio is above the operating range over the medium term, and taking into account opportunities to reinvest at appropriate returns and allowing for market conditions, capital will be returned to shareholders.
To generate capital to allocate to these priorities, we will also prioritise managing our in-force embedded value to ensure maximum conversion into free surplus over time. We will drive improved emergence of free surplus by managing claims, expenses and persistency in each market. This additional free surplus will enable our continued investment in profitable new business at attractive returns, as well as in our strategic capabilities, and support payments of returns to shareholders, including dividends.
Group free surplus generation
Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and, for our life operations, is generally based on the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year. For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (TEV total net worth) over the TEV capital required to support the covered business. Adjustments are also made to enable free surplus to be a better measure of shareholders' resources available for distribution. For shareholder-backed businesses, the level of TEV required capital has generally been based on the Group Prescribed Capital Requirements (GPCR) used in our GWS (Group-wide Supervision).
For asset management and other non-insurance business operations (including the Group's central operations), free surplus is taken to be IFRS shareholders' equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime.
Analysis of movement in Group free surplus

	Actual exchange rate			Constant exchange rate
	Half year			Half year
	2026 $m	2025 $m	Change %	2025 $m	Change %
Expected transfer from in-force business and return on existing free surplus	1,763	1,538	15	1,550	14
Changes in operating assumptions and experience variances	(113)	(124)	9	(130)	13
Operating free surplus generated from in-force insurance business	1,650	1,414	17	1,420	16
Asset management business	141	146	(3)	142	(1)
Operating free surplus generated from in-force insurance and asset management business	1,791	1,560	15	1,562	15
Investment in new business	(383)	(434)	12	(431)	11
	1,408	1,126	25	1,131	24
Other expenditure	(205)	(230)		(229)
Restructuring costs	(49)	(84)	42	(85)	42
Operating free surplus generated	1,154	812	42	817	41
Non-operating and other movements, including foreign exchange	(505)	(116)
Increase in ownership interest in the Malaysia conventional life business	(352)	–
Share repurchases/buybacks	(648)	(697)
External cash dividends	(399)	(426)
Subordinated debt issuance	–	462
Net (decrease) increase in Group free surplus	(750)	35
Free surplus at beginning of period	13,300	12,358
Free surplus at end of period	12,550	12,393
Free surplus at end of period excluding distribution rights and other intangibles	8,862	8,520
Required capital	8,123	7,027
Free surplus ratio (%)	209	221
Operating free surplus generated from in-force insurance and asset management business was up 15 per cent to $1,791 million (2025: $1,562 million). The cost of investment in new business was $(383) million (2025: $(431) million), reflecting product mix effects, offsetting the effect of overall growth in APE sales. Consequently, the Group generated a net amount of operating free surplus from insurance and asset management operations (before restructuring costs) of $1,408 million, up 24 per cent compared with 2025.

Our ongoing actions to improve capital generation are also evident via the reduction in the negative impact of operating assumption changes and variance effects in the period. Before allowing for the investment in our capabilities in the period, the effect of operating variances and assumption changes on operating free surplus generated was positive $32 million, compared with a charge of $(34) million in the first half of 2025. We invested a further $145 million (2025: $96 million) in enhancing our customer, distribution, health and technology capabilities, in line with our strategy, to give an overall change in operating assumption changes and variance total of $(113) million (2025: $(130) million).
After allowing for central costs and restructuring costs, total Group operating free surplus generation was $1,154 million (2025: $817 million).
Total returns to shareholders in the first half of 2026 included amounts paid in the period for dividends of $399 million and share buybacks of $648 million. After allowing for these returns to shareholders, together with short-term market fluctuations, currency movements and other items (including the effect of the additional purchase of 19 per cent of our Malaysian conventional life business), free surplus at 30 June 2026 was $12.6 billion (31 December 2025: $13.3 billion).
Excluding distribution rights and other intangibles, free surplus was $8.9 billion (31 December 2025: $9.4 billion on an actual exchange rates basis). The free surplus ratio, defined as Group free surplus (excluding intangibles) plus TEV required capital divided by the TEV required capital, was 209 per cent at 30 June 2026, lower than the 221 per cent at 31 December 2025, as expected given the ongoing share buyback programme. The free surplus at 30 June 2026 reflects the return of $648 million to shareholders in share buybacks. Adjusted for the full return of the remainder of the $1.4 billion proceeds from the December 2025 IPO of IPAMC, the free surplus ratio would reduce to circa 200 per cent.
Dividend
Reflecting the Group’s capital allocation priorities, a portion of capital generation will be retained for reinvestment in organic growth opportunities and for investment in capabilities, and dividends will be determined primarily based on the Group’s operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group’s operating free surplus generation and will be set taking into account financial prospects, investment opportunities and market conditions.
The Board applies a formulaic approach to first interim dividends, calculated as one third of the previous year’s full-year dividend per share. Accordingly, the Board has approved a 2026 first interim dividend of 8.88 cents per share (2025: 7.71 cents per share), an increase of 15 per cent.
A dividend reinvestment plan (DRIP) will continue to be offered to shareholders on the UK register. A scrip dividend alternative, with the issuance of new ordinary shares on the Hong Kong line only and the dilutive effect neutralised by share repurchases on the London line, will be offered in respect of the 2026 first interim dividend.
Group capital position
The Prudential Group applies the Insurance (Group Capital) Rules set out in the GWS Framework issued by the Hong Kong Insurance Authority ('HKIA') to determine Group regulatory capital requirements (both minimum and prescribed levels). The GWS Group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR and that GWS Tier 1 group capital resources are not less than the GMCR. More information is set out in note I(i) of the Additional financial information.
The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the regulatory GWS capital basis, a shareholder GWS capital basis is also presented that excludes the contribution to the Group GWS-eligible Group capital resources, the GMCR and the GPCR from these participating funds.

	30 Jun 2026			31 Dec 2025
	Shareholder	Policyholder*	Total†	Shareholder	Policyholder*	Total†
Group capital resources ($bn)	29.6	21.0	50.6	27.6	19.3	46.9
of which: Tier 1 capital resources ($bn)	21.7	1.4	23.1	19.9	1.5	21.4

Group Minimum Capital Requirement ($bn)	5.8	0.8	6.6	6.0	0.8	6.8
Group Prescribed Capital Requirement ($bn)	11.0	14.9	25.9	10.5	13.3	23.8

GWS capital surplus over GPCR ($bn)	18.6	6.1	24.7	17.1	6.0	23.1
GWS coverage ratio over GPCR (%)	268%		195%	262%		197%

GWS Tier 1 surplus over GMCR ($bn)			16.5			14.6
GWS Tier 1 coverage ratio over GMCR (%)			350%			316%
*This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in total Company results where relevant.
†The total Company GWS coverage ratio over GPCR presented above represents the eligible Group capital resources coverage ratio as set out in the GWS Framework, while the total Company GWS Tier 1 coverage ratio over GMCR represents the Tier 1 capital coverage ratio.
As at 30 June 2026, the estimated shareholder GWS capital surplus over the GPCR is $18.6 billion (31 December 2025: $17.1 billion), representing a coverage ratio of 268 per cent (31 December 2025: 262 per cent) and the estimated total GWS capital surplus over the GPCR is $24.7 billion (31 December 2025: $23.1 billion) representing a coverage ratio of 195 per cent (31 December 2025: 197 per cent).
Shareholder GWS capital surplus over the GPCR increased by $1.5 billion in the period, driven by $1.2 billion of operating capital generation. The net effect of market and foreign exchange movements, regulatory updates, and other items was $1.1 billion and the net effect of other transactions in the period that impact GWS (the raising of perpetual debt by CPL, that counts as capital for local solvency, and the increase in our ownership interest in the Malaysia conventional life business) was $0.2 billion. This was partially offset by capital returns of $(1.0) billion.

The Group’s GWS position is resilient to external macroeconomic movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional financial information, alongside further information about the GWS measure.
Financing and liquidity
Prudential seeks to maintain its financial strength rating with applicable credit rating agencies, which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained in the future. Prudential has substantial headroom to issue debt while remaining within the guidelines set by the credit rating agencies.
Net core structural borrowings of shareholder-financed businesses

	30 Jun 2026 $m			31 Dec 2025 $m
	IFRS basis	Mark-to-market value	TEV basis	IFRS basis	Mark-to-market value	TEV basis
Core borrowings of shareholder-financed businesses	4,448	(109)	4,339	4,459	(57)	4,402
Less: holding company cash and short-term investments	(3,697)	–	(3,697)	(4,282)	–	(4,282)
Net core structural borrowings of shareholder-financed businesses	751	(109)	642	177	(57)	120
Group leverage ratio (Moody's revised basis)	14%			13%
The total core borrowings of the shareholder-financed businesses were $4.4 billion at 30 June 2026 (31 December 2025: $4.5 billion). The Group had central cash resources of $3.7 billion at 30 June 2026 (31 December 2025: $4.3 billion). Holding company cash resources will continue to be deployed in the second half of the year towards our share buyback programme and other corporate activities. We have not breached any of the requirements of our core structural borrowings nor modified any of their terms during 2026.
With the exception of a $750 million perpetual note that the Group retains the right to call at par on a quarterly basis, the Group’s debt securities have contractual maturities that fall between 2028 and 2035. Further analysis of the maturity profile of the borrowings is presented in note C5.1 to the IFRS financial results.
In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group has structures in place to enable access to funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC-registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes. Proceeds from the Group’s commercial paper programme are not included in the holding company cash and short-term investment balance.
Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $643 million in issue at 30 June 2026 (31 December 2025: $520 million).
As at 30 June 2026, the Group had a total of $1.5 billion of undrawn committed facilities which expire in 2031 and a further $100 million that expire in 2029. Apart from small drawdowns to test the process, such facilities have never been drawn.

Cash remittances
Holding company cash flow7

	Actual exchange rate
	Half year
	2026 $m	2025 $m	Change %
Net cash remitted by business units[8]	1,397	1,548	(10)
Net interest paid	(19)	(25)	24
Corporate expenditure	(261)	(295)	12
Centrally funded recurring bancassurance fees	(176)	(198)	11
Total central outflows	(456)	(518)	12
Holding company cash flow before dividends and other movements	941	1,030	(9)
Dividends paid, net of scrip dividends	(399)	(426)	6
Operating holding company cash flow after dividends but before other movements	542	604	(10)
Other movements
Issuance of debt, net of costs	–	462	n/a
Share repurchases/buybacks (including costs)	(637)	(715)	11
Other corporate activities	(489)	24	n/a
Total other movements	(1,126)	(229)	n/a
Net movement in holding company cash	(584)	375	n/a
Cash and short-term investments at beginning of period	4,282	2,916	47
Foreign exchange movements	(1)	83	n/a
Cash and short-term investments at end of period	3,697	3,374	10
Remittances from our businesses were $1,397 million (2025: $1,548 million). Remittances were used to meet central outflows of $(456) million (2025: $(518) million) and to pay cash dividends (which exclude scrip dividends) of $(399) million (2025: $(426) million).
Central outflows include net interest paid of $(19) million (2025: $(25) million) which reflects higher interest receipts on central cash, from higher average cash balances in the period following the receipt of proceeds from the IPAMC IPO in December 2025, partially offset by additional interest payments made on the debt raised in May 2025.
Cash outflows for corporate expenditure of $(261) million (2025: $(295) million) include cash outflows for restructuring costs. The movement reflects the impact of timing differences on recharges to operating subsidiaries and differences between expense accrual and cash payment combined with lower restructuring costs in the first half of 2026.
Cash utilised for other corporate activities primarily reflects the purchase of an increased stake in our Malaysia conventional life business, together with the establishment of our standalone India health business. We also utilised $(637) million of cash to settle repurchases of shares in the first half of 2026 under our share buyback programme.
The Group will continue to seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios, and to provide liquidity to service central outflows.
Notes
(1)The key financial performance metrics covering earnings and cash are basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business respectively.
(2)Subject to the completion and net amounts received, post tax and transaction costs, from the sale of part of our stake in ICICI Prudential Asset Management Company as we progress towards meeting the initial free float requirement.
(3)The objectives assume exchange rates at December 2022 and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the same TEV and free surplus methodology will be applicable over the period and no material change to the economic assumptions.
(4)In our segmental disclosure, the tax on our life joint ventures in the Chinese Mainland and Malaysia (the Takaful business) and on our associate in India is included within the 'Growth markets and other' segment.
(5)Adjusted release of CSM reflects an adjustment to the release of CSM figure as shown in note C3.2 of the IFRS financial results of $(2) million (2025: $(5) million), for the treatment adopted for adjusted operating purposes of combining losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort. See note B1.3 to the IFRS financial results for more information.
(6)See note II of the Additional financial information for definition and reconciliation to IFRS balances.
(7)Holding company cash and short-term investments in Group head office companies.
(8)Net cash remitted by business units comprises dividends and other transfers, net of capital injections, that are reflective of earnings and capital generation.

Segment discussion
Delivering through our multi-market growth engines
The following commentary provides a discussion of the financial performance of each of the Group’s segments for the first half of 2026.
As in previous years, we discuss our performance on a constant currency basis, unless stated otherwise. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definitions of performance metrics' section later in this document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure.
Hong Kong

Actual exchange rate	Constant exchange rate
Half year	Half year
2026	2025	Change	Change
APE sales ($m)	1,017	1,085	(6)%	(6)%
New business profit ($m)	581	540	8%	8%
New business margin (%)	57	50	7	ppts	7	ppts
Adjusted operating profit ($m)	665	587	13%	14%
Adjusted operating profit after tax ($m)	619	547	13%	14%
IFRS profit after tax ($m)	697	656	6%	7%
Financial performance
Our Hong Kong business delivered a resilient performance in the first half of 2026, with continued momentum in new business profit supported by margin expansion. New business profit increased by 8 per cent, despite a strong comparative in the equivalent period in the prior year, with margins improving by 7 percentage points, demonstrating our focus on quality growth. Our focus on quality means that a higher proportion of our APE sales have a premium paying duration of five years or over when compared with the industry average. New business profit from health and protection business increased by 13 per cent in the first half of 2026.
Total APE sales in our Hong Kong business are split approximately equally between domestic and international customers. It is too early to assess whether recent commentary regarding the enforcement of existing rules will affect Chinese Mainland Visitors’ buying behaviour but the fundamental drivers of demand have not changed. In particular these measures do not change Hong Kong insurance sales or Hong Kong Insurance Authority requirements, and our sales to Chinese Mainland customers are subject to robust customer identification and source of funds controls. Our latest survey, conducted in June 2026, shows that Chinese Mainland Visitors still intend to visit Hong Kong in the near term. Insurance remains one of the financial products that they are likely to acquire, and we continue to be ready to assist them in meeting their asset diversification, legacy planning and protection needs. We have successfully adjusted to regulatory developments in the past and would expect any impact to be transitory.
The Hong Kong business benefits from a diversified distribution model, strong partnerships and a disciplined approach to product design and pricing. We are innovating for our customers, with several new product launches in the first half of 2026. Our continued investment in agency capabilities, product innovation and high-quality banking partnerships positions the business well to capture opportunities from both domestic customers and Chinese Mainland Visitors.
The bancassurance channel once again delivered a strong performance, with new business profit growing by 48 per cent, driven by strong volumes and improving margins. Health and protection cases contributed 22 per cent of new business profit and aided an improvement in new business profit margin, alongside repricing actions. Volume growth was driven by strong demand from affluent customers, with average case sizes increasing by around 40 per cent. This quarter is the sixth successive quarter of double-digit bancassurance new business profit growth, demonstrating the quality and consistency of our franchise in Hong Kong.
New business profit in the agency channel increased by 4 per cent in the first half as margins improved, reflecting both an increased proportion of APE sales being health and protection, as well as the effects of repricing actions. The sales mix shift towards health and protection led to a consequential reduction in average case size.
Our agency channel remains focused on improvements in agent quality and productivity through enhanced recruitment and greater use of technology. Over 90 per cent of agents are now using PRUForce, our single proprietary digital platform for agents.
We saw strong progression in agent quality, with strong year-on-year double digit growth in new business profit per MDRT agent. Our agent activation rate also increased in the period, reflecting our focus on recruitment, training and retention of high-calibre talent. In the period, we recruited circa 2,000 new agents, the largest in the market. Our PRUVenture programme, to enhance our focus on quality recruitment, continues to grow.
Hong Kong adjusted operating profit increased by 14 per cent to $665 million. The growth was driven primarily by a higher release from the CSM balance, reflecting the significant build-up in that balance over recent years following strong levels of new business, together with an improvement in experience variances. This was partly offset by a lower net investment result, following remittances to the centre in 2025 from the business’s strong local capital surplus position.
The IFRS profit after tax for our Hong Kong business was $697 million (2025: $654 million on a constant exchange rate basis). The impact of short-term market movements was net positive in the period, albeit lower than the prior year.

Indonesia

	Actual exchange rate			Constant exchange rate
	Half year			Half year
	2026	2025	Change	Change
APE sales ($m)	123	125	(2) %	3%
New business profit ($m)	49	51	(4) %	0%
New business margin (%)	40	41	(1) ppts	(1) ppts
Adjusted operating profit ($m)	115	114	1%	6%
Adjusted operating profit after tax ($m)	92	93	(1)%	2%
IFRS profit after tax ($m)	31	99	(69)%	(67)%
Financial performance
Our business in Indonesia delivered a resilient performance in the first half of 2026. New business profit was broadly stable year on year compared with a strong comparator in the prior year, where new business profit grew by over 30 per cent. This was against a challenging market backdrop, with geopolitical events and inflationary pressure weakening consumer sentiment and dampening demand in the broader life insurance market.
APE sales increased by 3 per cent, reflecting strong growth in the bancassurance channel, which more than offset softer performance in agency. New business margins remained broadly stable at around 40 per cent, with margin expansion in agency offset by an increase in the proportion of APE sales contributed by bancassurance.
Within the bancassurance channel, new business profit increased by around 55 per cent year-on-year. This growth was driven by customer demand for US dollar-denominated, investment-linked products across our bancassurance partners. Growth in this channel is expected to moderate in the second half as offshore allocations within investment-linked funds approach the 30 per cent regulatory limit.
The agency channel remained subdued, reflecting challenging market conditions and a strong prior-year comparator. However, new business margins improved, together with agent productivity. New business profit per active agent increased by 6 per cent, reflecting our focus on quality new business. Product launches are planned for the third quarter to support future growth. We also have recently launched our revamped PRUVenture programme to support new agents in becoming productive earlier.
Our Shariah business strengthened its market-leading position,1 with APE sales growth outperforming the market supported by the ongoing development of our partnership with BSI, the country's largest Shariah bank. We are deepening our partnership with BSI, by progressively activating its priority and retail branch network to build a durable, higher‑quality distribution platform.
We remain focused on disciplined execution, including deepening our bancassurance partnerships, scaling our Shariah franchise, and rebuilding agency activity and productivity through targeted initiatives.
The adjusted operating profit for Indonesia increased by 6 per cent to $115 million in the first half of 2026 (2025: $109 million on a constant exchange rate basis). The increase was supported by improved experience variances and a higher net investment result from higher opening shareholder funds. The IFRS profit after tax for our business in Indonesia was $31 million for the period (2025: $95 million on a constant exchange rate basis), with the decline reflecting the impact of weaker equity performance on investments backing GMM business as well as interest rate increases in the period. This compared with the positive impact in the prior period when interest rates fell.

Chinese Mainland – CITIC Prudential Life (CPL)

	Actual exchange rate			Constant exchange rate
	Half year			Half year
	2026	2025	Change	Change
APE sales ($m)	461	359	28%	21%
New business profit ($m)	159	156	2%	(4)%
New business margin (%)	34	43	(9) ppts	(9) ppts
Adjusted operating profit ($m)	209	212	(1)%	(7)%
IFRS loss ($m)	(183)	(325)	44%	47%
Amounts included in the table above represent the Group's 50 per cent share.
Financial performance
Our Chinese Mainland joint venture, CITIC Prudential Life (CPL), delivered strong APE sales growth of 21 per cent in the first half, while new business profit declined by (4) per cent. Performance was affected by both the implementation of prescriptive bancassurance expense controls in the second quarter and by near-term pressure on margins as we transitioned to a greater proportion of new business being sales of participating products. Such products contributed 76 per cent of APE sales in the first half of 2026, up from 35 per cent in the equivalent period in the prior year. The changes being made are fully aligned to our focus on quality and profitable new business and support a more sustainable foundation for future profitable growth in the medium term.
APE sales in the agency channel increased by 33 per cent year-on-year, demonstrating strong momentum. APE sales per active agent were higher by 24 per cent and MDRT qualifiers increased 40 per cent, reinforcing the strength of our agency franchise among foreign joint ventures in the Chinese Mainland. As noted above, product mix changes adversely affected margins and agency new business profit grew less significantly than volumes in the period.
Bancassurance channel APE sales increased by 18 per cent year-on-year, reflecting strong performance in the first quarter, and a weaker second quarter. Margins fell in the period given product mix change and overall new business profit fell.
Our bancassurance channel continued to be supported by strong partnerships, particularly with Standard Chartered Bank and CITIC Bank. We continue to expand our network of preferred CITIC bank branches, where embedded CPL staff promote our products, to over 80, up from 50 at the end of 2025.
We are working with our bancassurance partners to re-establish momentum alongside continued expansion in our preferred CITIC bank branches. Our agency transformation, which has seen improved sales productivity in the first half, is ongoing. These actions, together with our response to regulatory change, support a future return to growth, although we expect the second half performance to reflect the high prior year comparator in July and August, with this factor easing from September onwards.
The adjusted operating profit for our business in the Chinese Mainland was $209 million in the first half of 2026 (2025: $224 million on a constant exchange rate basis). An increase in the release of contractual service margin in the period was more than offset by lower net investment return, as we take actions to derisk the asset portfolio, and an increase in the losses from contracts that IFRS defines as onerous as interest rates fell further. This treatment under IFRS does not mean these contracts are not profitable overall, as this treatment does not allow for real-world returns, which are earned over time.
The IFRS loss for the period was $(183) million, smaller than the loss seen in the prior period, with both periods being impacted by falling interest rates and credit spreads that reduce the discount rate used to value policyholder liabilities. The impacts in the first half of 2026 were more muted than those in the prior year, largely due to a lower fall in liquidity premium, which is a component of the discount rate used to determine policyholder liabilities.

Malaysia

Actual exchange rate	Constant exchange rate
Half year	Half year
2026	2025	Change	Change
APE sales ($m)	205	190	8%	(2)%
New business profit ($m)	70	44	59%	46%
New business margin (%)	34	23	11	ppts	11	ppts
Adjusted operating profit ($m)	232	206	13%	2%
Adjusted operating profit after tax ($m)	182	157	16%	5%
IFRS profit after tax ($m)	140	186	(25)%	(32)%
Financial performance
In the first half of 2026, our business in Malaysia delivered strong growth in new business profit, which increased 46 per cent compared with the prior year, when sales were impacted by market-wide regulatory measures affecting medical repricing.
Overall new business margins increased, reflecting ongoing actions to optimise the product portfolio, including a higher contribution from health and protection products within our conventional business, driven by initiatives to sell additional medical coverage to existing customers, which enables under-insured customers to enhance their protection.
New business profit growth was driven by the conventional business agency channel, reflecting both higher sales volumes and an improvement in new business margins, following ongoing actions to enhance agency recruitment and productivity. Growth in the agency channel was partially offset by lower volume in the bancassurance channel.
In our conventional business, the aforementioned actions drove a 10 per cent increase in monthly average active agents, alongside an increase in productivity, with new business profit per active agent increasing by 35 per cent. Quality recruitment remains a priority, including through our PRUVenture recruitment programme. Agents recruited under our PRUVenture programme delivered over six times higher APE sales per agent compared with non‑PRUVenture recruits in the first half of 2026.
We expect growth in the agency channel to moderate in the second half of 2026 compared with the strong performance reported in the first half, which included the previously discussed upsell initiatives. However, we plan to continue with the optimisation of the product portfolio, with a view to achieving a steady margin expansion across channels, alongside further penetration of the high net worth segment.
Adjusted operating profit for our business in Malaysia was up 2 per cent to $232 million (2025: $227 million), supported by an improved net investment result given higher opening shareholder balances and changes in asset mix within the policyholder funds.
The IFRS profit after tax for our business in Malaysia was $140 million in the first half of 2026 (2025: $206 million on a constant exchange rate basis). Non-operating profit was negatively impacted by increases in interest rates in the period. The effects included losses on bonds backing shareholders' equity. This contrasts with positive impacts in the prior period from short-term changes in interest rates and other market fluctuations when interest rates fell.

Singapore

	Actual exchange rate			Constant exchange rate
	Half year			Half year
	2026	2025	Change	Change
APE sales ($m)	484	425	14%	10%
New business profit ($m)	201	184	9%	5%
New business margin (%)	42	43	(1) ppts	(1) ppts
Adjusted operating profit ($m)	377	348	8%	4%
Adjusted operating profit after tax ($m)	322	297	8%	5%
IFRS profit after tax ($m)	438	618	(29)%	(32)%
Financial performance
Our Singapore business delivered a resilient performance in the first half of 2026, with continued momentum in sales volumes across both agency and bancassurance channels as we continued to innovate to meet customer needs. Overall, APE sales increased by 10 per cent.
Demand was focused on selected product segments, particularly investment-linked products, where sales increased by 39 per cent following targeted product initiatives. During the period, we launched two new investment-linked product solutions, including an agency-led proposition targeting affluent and high net worth customers, and a partner-specific offering designed to strengthen our bancassurance proposition. In addition, regulatory developments in the integrated medical insurance market, following regulatory changes announced in late 2025, resulted in a transition towards medical products with higher deductibles and co-payments. While our comprehensive Private Hospital Integrated Shield Plan remains highly popular, we have enabled our customers to shift towards more affordable options where these meet their needs.
These shifts reduced new business profit margins. Despite this, our strong sales momentum grew new business profit by 5 per cent, demonstrating our resilience and execution focus, even in a period of change.
In our agency channel, APE sales volumes increased by 14 per cent and drove new business profit higher, partially offset by the product mix effects above. This momentum reflects the success of our initiatives to drive agent productivity. Growth was supported by new product launches and improvements in agent quality, with an increase in the number of MDRT-qualified agents. Prudential Financial Advisers (PFA), with over 1,100 agents at the end of the first half of 2026, improved its activity rates and agent productivity compared with the first half of 2025.
Our bancassurance channel delivered APE sales growth of 19 per cent, driven by continued focus on savings and legacy propositions, and strong engagement with our strategic partners. This demand for savings and legacy products from the market lowered new business profit margins.
We continue to maintain a comprehensive product suite, with strong capabilities in savings, wealth and protection solutions. Looking ahead, we remain focused on delivering sustainable, high-quality growth. This includes investment in our agency channel through increasing agent numbers and enhancing productivity, alongside further strengthening our bancassurance partnerships. We remain confident in the long-term growth prospects of the Singapore market, supported by favourable demographics and a significant protection and savings gap.
The adjusted operating profit for our business in Singapore increased by 4 per cent to $377 million reflecting both growth in the contractual service margin and a small gain in the period as prior period losses on onerous contracts reversed, following improved investment performance. These gains were offset by higher spend on our investment in capabilities.
The IFRS profit after tax for our Singapore business was $438 million (2025: $641 million on a constant exchange rate basis). Positive 'short-term changes in interest rates and other market fluctuations' arose as interest rates fell in the period, which complemented the growth in adjusted operating profit, but the effect was considerably smaller than that achieved in the first half of 2025.

Growth markets and other

Actual exchange rate	Constant exchange rate
Half year[3]	Half year
2026	2025	Change	Change
APE sales ($m)	1,138	1,104	3%	2%
New business profit ($m)	352	316	11%	10%
New business margin (%)	31	29	2	ppts	2	ppts
Adjusted operating profit ($m)	327	336	(3)%	0%
Adjusted operating profit after tax ($m)	247	262	(6)%	(3)%
IFRS profit after tax ($m)	35	313	(89)%	(89)%
Our growth markets and other segment incorporates our life businesses of Thailand, Vietnam, the Philippines, Cambodia, Laos and Myanmar in the ASEAN region, as well as those in India, Taiwan and Africa.
New business profit grew by 10 per cent to $352 million in the first half of 2026, driven by margin improvements from mix effects on top of volume growth.
The adjusted operating profit for the period was $327 million (2025: $327 million on a constant exchange rate basis). Growth in recent periods supported higher releases from the contractual service margin in the period in the larger Asian growth markets and Africa. This was offset by a decline in adjusted operating profit in Vietnam, with a reduced CSM release following lower levels of new business over several recent periods and higher expense variances as we invested in new capabilities.
The IFRS profit after tax and adjusted operating profit for Growth markets and other also includes the broadly unchanged tax charge on the profits for the joint venture life business in the Chinese Mainland and Malaysia.
The IFRS profit after tax in the Growth markets and other segment was $35 million in the first half of 2026 (2025: $311 million on a constant exchange rate basis). Flat operating profit was reduced by short-term interest rate and other market fluctuations, largely reflecting the impact of interest rate increases in the period, particularly in Thailand. In the prior period, interest rates had fallen.
An overview of new business performance by key businesses in this segment is presented below.
Africa
Our Africa business has delivered broad-based growth in the first half of 2026, with strong performance across both agency and bancassurance channels and across multiple markets.
APE sales grew double-digit year-on-year and the business continues to benefit from top three positions1 in several key markets, alongside a well-diversified distribution footprint. We remain focused on agency recruitment and activation, through targeted initiatives to strengthen activation and enhance the value proposition.
India
ICICI Prudential Life has maintained its position among the leading private life insurers in India,1 with its contribution to the Prudential Group reflecting our 22 per cent interest. In the first half of 2026, ICICI Prudential reported double-digit growth in APE sales, supported by the attractive long-term fundamentals of the Indian life insurance market, which remains significantly underpenetrated and continues to benefit from a diversified channel and product proposition. Reflecting our confidence in these long-term opportunities, during the period Prudential agreed to acquire a controlling stake in Bharti Life, strengthening our position in India and providing an opportunity to apply Prudential's insurance expertise more directly, while benefiting from Bharti Life's established distribution capabilities and customer reach. We also received regulatory approval for our standalone health business and commenced operations in the third quarter of 2026.
Taiwan
In Taiwan, APE sales declined by (8) per cent in the first half of 2026, following a number of years of very strong growth. While volumes declined in the period, new business margins improved due to favourable product and channel mix effects. This increase in margin broadly offset the impact of declining sales. We maintain a diversified channel mix of bancassurance and brokerage and product offerings, tailored to fulfil specific customer needs across saving, protection and medical, and across different life stages and currencies. We continue to innovate in participating business, with new product launches including US dollar-denominated products and high net worth customer-focused products to tap into the needs of this growing segment.
Thailand
In Thailand, we continue to focus on our bancassurance channel, complemented by other distribution channels including agency, digital, direct marketing and brokerage. APE sales grew by 41 per cent, driven by our bancassurance channel. Our partnership with ttb performed strongly in the period, which helped deliver new business profit growth at a country level with attractive margins.
The strong performance in the period was primarily driven by the successful launch of flagship index-linked products within our bancassurance partners, which resonated strongly with customers seeking wealth accumulation solutions with market-linked upside. This was further supported by strong bancassurance execution, improved seller productivity, and targeted customer campaigns, helping to broaden our customer propositions beyond traditional savings and participating products.

The Philippines
We maintained a strong competitive position in the Philippines agency market, while APE sales were lower year-on-year amid challenging market conditions.
We maintain a disciplined focus on higher-quality, higher-margin business, with a shift towards traditional products. We also saw growth in the number of agents qualifying for MDRT status and an improvement in active agent productivity.
The number of monthly average active agents declined in the Philippines during the period. In line with our Group agency transformation programme, we are focused on quality recruitment to stabilise and shift to a more productive agency force. For example, we launched PRUVenture in the Philippines in order to support the development of a scalable pipeline of high-quality agents.
Vietnam
In Vietnam, the local industry continues to face disruption, including from recent regulatory change, with market volumes still in decline. Whilst our APE sales have been challenged, our disciplined approach has led to an outperformance in sales against the broader market and so an increased market share. Further, our focus on quality led to an improvement in new business margins which resulted in a small improvement in new business profit. We continue to invest in our agency force to support our long-term growth ambitions through strengthening agency quality. In the bancassurance channel, we continue to work closely with our partners to drive quality sales and sustainable sales practices.
While near-term market conditions in Vietnam remain challenging as the industry continues to adapt to regulatory change and rebuild customer confidence, we believe the business is well-positioned to participate in a gradual recovery through disciplined, quality-led execution. Over the medium and longer term, Vietnam remains an attractive market for Prudential, supported by low insurance penetration, favourable demographics and a significant savings, health and protection gap.

Eastspring

	Actual exchange rate			Constant exchange rate	Growth rate on a like-for-like basis* Constant exchange rate
	Half year[3]			Half year	Half year
	2026	2025	Change	Change	Change
Total funds under management ($bn)	290.8	274.9	6%	9%	16%
Adjusted operating profit ($m)	155	158	(2)%	1%	19%
Adjusted operating profit after tax ($m)	141	146	(3)%	(1)%	20%
Fee margin based on operating income (bps)	28	30	(2) bps	(2) bps	–	bps
Cost/income ratio (%)	55	51	(4) ppts	(3) ppts	1	ppts
IFRS profit after tax ($m)	141	125	13%	16%	43%
*Growth rate as if interest in IPAMC was a constant 34.59 per cent in both current and prior periods. 34.59 per cent represents our actual holding during the six months ended 30 June 2026.
In December 2025 we reduced our holding in ICICI Prudential Asset Management (IPAMC) from 49 per cent to 35 per cent. Performance is discussed below primarily on a like-for-like basis, using a 35 per cent holding for both periods.
Eastspring is the Group’s asset management business and has one of the broadest footprints in Asia across 10 key markets, including top-10 positions in six markets. With around 400 investment professionals, it provides tailored advice and bespoke investment solutions to a diversified client base comprising third-party retail and institutional investors, as well as the Group’s insurance entities.
In the first half of 2026, Eastspring delivered a strong performance. The business manages and advises on funds of $291 billion (referred to as funds under management or FUM), including $186 billion on behalf of Prudential plc. Total net inflows (including money market funds) were $6.6 billion, 28 per cent higher on a like-for-like basis. Adjusted operating profit after tax grew by 20 per cent and the cost/income ratio improved 1 percentage point, both on a like-for-like basis.
The year began strongly, with AI-related themes driving market outperformance across Asia – particularly in Korea, Taiwan and Japan – before sentiment turned more cautious in March due to geopolitical developments, including conflict in the Middle East. Conditions stabilised in the second quarter, supported by resilient corporate earnings and continued investment into AI supply chains. Impact across economies was uneven, reflecting differences in energy dependency and exposure to the AI-driven investment cycle.
Through the first half of 2026, Eastspring maintained its focus on active selections, disciplined risk management and delivering client-relevant outcomes. This contributed to strong investment performance, while supporting client inflows and profit growth.
Investment performance
As active managers, Eastspring remained focused on delivering consistent outcomes across market cycles. As at the half year, 64 per cent of FUM outperformed benchmarks over one year (30 June 2025: 43 per cent), and 74 per cent over three years (30 June 2025: 47 per cent).
This is reflected in continued industry recognition, with 52 awards in the first half of 2026, including 20 LSEG Lipper Fund Awards across Asia and Europe, with wins in Singapore for the Overall Group and Bond categories.
Client engagement
Client engagement remained strong through the first half of 2026, supporting continued flow momentum despite a more selective market environment. Eastspring continued to deepen relationships with key partners, including leading banks in Singapore and Taiwan, while expanding institutional mandates across key markets. Eastspring's focus on high-conviction strategies and client-led solutions has further strengthened our distribution platform and position as a leading active manager in Asia.
Engagement with the Prudential life businesses also continued to deepen, as we worked together to unlock greater value across the Group. Drawing on Eastspring’s capabilities and deep local market insights across Asia, we developed solutions tailored to evolving customer needs across markets, including new investment-linked product solutions launched in multiple life insurance markets. This close partnership positions the Group to capture opportunities arising from Asia's growing wealth pools, increasing retirement needs and accelerating capital flows.
Joint ventures
Our joint ventures continued to perform strongly in the first half of 2026. In China, CITIC Prudential Fund Management Company (CPFM) delivered record FUM of $32.1 billion, supported by product innovation, distribution growth and continued progress in cross-border business initiatives. Investment performance remained robust across both equity and fixed income strategies.
In India, IPAMC maintained a strong market position with a 13.4 per cent share of industry FUM. IPAMC's performance is supported by a customer franchise of more than 17 million customers, expanding digital distribution capabilities and strong investment outcomes.

Actual exchange rate	Constant exchange rate
Half year[3]	Half year
2026	2025	Change	Change
$m*	$m*	%	%
External funds under management§ ($bn)	105.3	113.5	(7)	(2)

Internal funds under management ($bn)	134.8	119.5	13	14
Internal funds under advice ($bn)	50.7	41.9	21	23
Total internal funds under management or advice ($bn)	185.5	161.4	15	17

Total funds under management or advice ($bn)	290.8	274.9	6	9

Total external net flows†	1,415	2,754	(49)	(43)

Analysis of adjusted operating profit
Retail operating income‡	215	230	(7)	(3)
Institutional operating income‡	183	161	14	11
Operating income before performance-related fees	398	391	2	3
Performance-related fees	3	1	n/a	n/a
Operating income (net of commission)	401	392	2	4
Operating expense	(218)	(200)	(9)	(8)
Group's share of tax on joint ventures' adjusted operating profit	(28)	(34)	18	13
Adjusted operating profit	155	158	(2)	1
Adjusted operating profit after tax	141	146	(3)	(1)

Average funds managed by Eastspring ($bn)	282.9	259.6	9	8
Fee margin based on operating income	28	bps	30	bps	(2)	bps	(2)	bps
Cost/income ratio	55%	51%	(4)	ppts	(3)	ppts
*Unless otherwise stated.
†Excluding money market funds.
‡Amounts are classified as retail or institutional based on whether the owner of the holding is a retail or institutional investor.
§Includes our share of the external funds under management of joint ventures and associates.
Eastspring's total FUM grew 5 per cent to $290.8 billion at 30 June 2026 from that at 31 December 2025 on an actual exchange rate basis. Average FUM rose 8 per cent compared with the first six months of the prior year (up 14 per cent on a like-for-like basis excluding the reduction in IPAMC interest). This was driven by net inflows from third parties and the Group's life business and positive market movements. Overall, managed assets remain well-diversified across both clients and asset classes, with asset mix broadly consistent with that at the end of 2025.
Third-party net inflows (excluding money market funds) were $1.4 billion consisting of net inflows into both retail and institutional funds. Net inflows from Prudential’s life business were $4.3 billion, 68 per cent higher than prior year (2025: $2.6 billion), maintaining a steady source of inflows.
Eastspring’s adjusted operating profit after tax was broadly stable with the prior year on a reported basis, while on a like-for-like basis, it increased by 20 per cent. This includes a $12 million net investment gain post tax, reported within operating income before performance-related fees, on shareholders’ investments including seed capital. Excluding the gains on shareholders’ investments from both periods and rebasing for IPAMC sell-down, adjusted operating profit after tax was 14 per cent higher, consistent with average FUM growth. Fee margin was 28 basis points, marginally lower than that reported in the first half of 2025 on an actual basis, but flat on a like-for-like basis. The cost/income ratio was 55 per cent, higher than that reported last year, but representing a 1 percentage point improvement on a like-for-like basis.
Note
1. As reported at June 2026, unless otherwise specified. Sources include formal (eg competitors' results release, local regulators and insurance associations) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, full-year premium or weighted first-year premium) or gross written premium or retail-weighted received premium or first-year premium, depending on availability of data. Africa data as at December 2025. Rankings in the case of Taiwan and Myanmar are among foreign insurers, and for India is among private companies.

Risk review
Agile and responsible risk management, balancing the interests of our customers, employees, regulators and shareholders
1Introduction
Prudential’s Group Risk Framework, risk appetite and robust governance have enabled the business to manage and control its risk exposure throughout market volatility and uncertainty in the first half of 2026 to support the Group’s strategy of delivering sustainable value for all our stakeholders. As Prudential focuses on executing its strategy across Asia and Africa, the Group-wide Risk and Compliance function has continued to provide advice, recommendations and assurance on risk and compliance matters. It also engages with Prudential’s Group-wide supervisor, the Hong Kong Insurance Authority (Hong Kong IA), on critical activities, while overseeing the risks and implications to the ongoing business with the goal of ensuring that the Group remains within its approved risk appetite. Our risk strategy outlines four essential strategic pillars covering stewardship, agile and robust risk management, effective systems of governance and compliance, and a value-add mindset. This is also supported by three enablers, including standardisation and simplification of controls and processes, timely access to data and increased use of technology and analytics, and building capabilities at scale. The Group effectively leverages its risk management and compliance experience in more mature markets, applying it appropriately to its growth markets. The manner and extent of their application in specific businesses takes into account the specific risks and the extent of challenges under complex operating environments, and is reflective of opportunities, customer issues and needs, and local customs. Prudential will continue to take a holistic, coordinated and disciplined approach in managing the increasingly dynamic, multifaceted and often interconnected risks facing its businesses.
Below we explain how we manage risk, including through our risk governance framework and processes. We then describe the principal risks the Group faces, including how each principal risk is managed, followed by a detailed description of the specific risk factors that may affect our business, the Group and our stakeholders.
2Risk governance
a.System of governance
Prudential has in place a system of governance that seeks to embed clear ownership of risk, together with risk policies and standards to enable risks to be identified, measured and assessed, managed and controlled, and monitored and reported. The Group Risk Framework, owned by the Board, details Prudential’s risk governance, risk management processes and risk appetite. The Group’s risk governance arrangements are based on the ‘three lines’ model. The ‘first line’ is responsible for taking and managing risk within the risk appetite, while the ‘second line’ provides additional challenge, expertise and oversight to support risk and compliance management, and the ‘third line’ provides independent assurance on the design, effectiveness and implementation of the overall system of internal control. The Risk and Compliance function reviews, assesses, oversees and reports on the Group’s aggregate risk exposure and solvency position from an economic, regulatory compliance and credit ratings perspective.
The Group Governance Framework is reviewed regularly with the goal of ensuring that the framework remains fit for purpose and continues to support sound and prudent management and oversight of the Group’s business. The Group also regularly reviews the Group Risk Framework and supporting policies, including sustainability policies, to help to ensure that sustainability considerations, which are integral to the wider Group governance, are appropriately reflected in processes and embedded within business functions.
b.Group Risk Framework
The Group Risk Framework sets out the approach to managing risk within the Group and its subsidiaries and supports the implementation of the Group’s Risk Strategy.
i.Risk governance and culture
Prudential’s risk governance comprises the Board, organisational structures, reporting relationships, delegations of authority, roles and responsibilities, and risk and compliance policies that have been established to enable sound business decision-making in relation to control activities and risk-related matters. The Risk Committee leads the risk governance structure, supported by independent Non-executive Directors on the risk committees of the Group’s material subsidiaries. The Risk Committee is responsible for approving changes to the Group Risk Framework and the core risk and compliance policies that support it, and has direct lines of communication to, and reporting and oversight of, the risk committees of the Group’s material subsidiaries, as well as maintaining regular dialogue with the Chairs of major next‑tier operating subsidiary risk committees. The chief risk officers of the Group’s material subsidiaries also attend the Risk Committee meetings on a rotational basis.
The Group Risk Framework and underlying policies support sound risk management practices by requiring a focus on customers, longer-term goals and sustainability, the avoidance of excessive risk taking, and highlighting and addressing acceptable and unacceptable behaviours. This is supported by the inclusion of risk and sustainability considerations in performance management and remuneration for key executives; the building of appropriate skills and capabilities in risk management; and ensuring that employees understand and care about their role in managing risks through open discussions, collaboration and engagement. The Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.
Fostering and overseeing the embedding of culture, including risk culture, is a responsibility of the Board, which recognises its importance in the way the Group conducts business. The Group has a set of fundamental values, referred to as ‘The PruWay’, that serve as the Group’s guiding principles to ethical and authentic conduct, and apply equally to all members of Prudential.
Prudential’s Code of Conduct and Group Governance Manual, supported by the Group’s risk-related policies, are reviewed regularly. The Code of Conduct lays down the principles and guidelines that outline the ethical standards and responsibilities of the organisation and our people. Supporting policies include those related to regulatory compliance, anti-money laundering, sanctions, anti-bribery and corruption, counter fraud, conduct, conflicts of interest, confidential and proprietary information and securities dealing. The Group’s Third-Party Supply and Outsourcing Policy requires that human rights and modern slavery considerations be taken into account for material supplier arrangements. Procedures to allow individuals to speak out safely and anonymously against unethical behaviours and conduct violations are also in place. These together with our values seek to encourage a culture of risk vigilance.

Sustainability is integral to the Group’s risk culture. The Risk Committee supports the sustainability strategy by ensuring sustainability-related risks, including climate-related risks and opportunities, people, and culture are effectively managed. Further details on the Group’s sustainability governance arrangements and strategic framework are included in the Group’s 2025 Sustainability Report.
ii.The risk management cycle
The Group's risk management cycle refers to the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group’s solvency needs are met at all times, as well as stress and scenario testing that also includes climate scenario analysis.
Risk identification
The Group identifies and manages principal and emerging risks in accordance with the Group-wide Supervision (GWS) regulatory framework issued by the Hong Kong IA and provision 28 of the UK Corporate Governance Code. The Group performs a robust assessment and analysis of principal and emerging risk themes through the risk identification process, the Group Own Risk and Solvency Assessment report, and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which in turn supports decision-making. Top-down and bottom-up processes are in place to support Group-wide identification of principal risks. The Group’s principal risks, which are reported and managed by the Group with enhanced focus, are reviewed and updated on a regular basis.
An emerging risk identification framework also exists to support the Group’s preparations in managing financial and non-financial risks expected to materialise beyond the business-planning horizon. The Group’s emerging risk identification process recognises the dynamic materiality of emerging risk themes, whereby the topics and the associated risks that are important to the Group and its respective key stakeholders can change over time, often very quickly. This is often seen in connection with sustainability-related and technology-related risks, which can potentially impact the Group both financially and reputationally given evolving stakeholder expectations.
Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. Quantifiable risks which are material and mitigated by holding capital are modelled in the Group’s internal model, which is used to determine the Group Internal Economic Capital Assessment (GIECA) with robust processes and controls on model changes. The GIECA model and results are subject to independent validation.
Risk management and control
The Group’s control procedures and systems focus on aligning the levels of risk taking with the Group’s strategy and can only provide reasonable, not absolute, assurance against material misstatement or loss. The Group’s risk policies define the Group’s appetite for material risks and set out the risk management and control requirements to limit exposure. These policies also set out the processes to enable the measurement and management of these risks in a consistent and coherent way, including the flows of management information required. Stress and scenario testing is also in place to assess the robustness of capital adequacy and liquidity, as well as to support recovery planning. This includes reverse stress testing, which requires the Group to ascertain the point of business model failure and is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The methods and risk management tools employed to mitigate each of the Group’s principal risks are detailed in section 3 below.
Risk monitoring and reporting
The Group’s principal risks are highlighted in the management information received by the Risk Committee and the Board, which also includes key exposures against risk appetite and developments in the Group’s principal and emerging risks.
iii.Risk appetite, limits and triggers
The Group aims to balance the interests of the broad spectrum of its stakeholders (including customers, investors, employees, regulators, communities and key business partners) and understands that a well-managed acceptance of risk lies at the heart of its business. The Group generates stakeholder value by selectively taking exposure to risks, mitigated to the extent it is cost effective to do so, and where these are an outcome of its chosen business activities and strategy. Those risks for which the Group has no tolerance are actively avoided. The Group’s systems, procedures and controls are designed to manage risk appropriately, and its approach to resilience and recovery aims to maintain the Group’s ability and flexibility to respond in times of stress.
Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The Risk and Compliance function reviews the appropriateness of these measures at least annually. The Board approves changes to the Group’s aggregate risk appetite and the Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators.
Group risk appetite is defined and monitored in aggregate by the setting of objectives for its capital requirements, liquidity and non-financial risk exposure, covering risks to stakeholders, including those from participating and third-party businesses:
1.Capital requirements: Limits on capital requirements aim to ensure that, in both business-as-usual and stressed conditions, the Group maintains adequate capital in excess of internal economic capital requirements and regulatory capital requirements, achieves its desired target credit rating to meet its business objectives, and avoids the need for supervisory intervention. The two measures in use at the Group level are the GWS and GIECA capital requirements.
2.Liquidity: The objective of the Group’s liquidity risk appetite is to help ensure that appropriate cash resources are available to meet financial obligations as they fall due in both business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio, which considers the sources of liquidity against liquidity requirements under stress scenarios.
3.Non-financial risks: The Non-Financial Risk Appetite Framework is in place to identify, measure and assess, manage and control, monitor and report effectively on material non-financial risks across the organisation. The non-financial risk appetite is framed around the perspectives of its varied stakeholders, accounts for current and expected changes in the external environment, and provides limit and trigger appetite thresholds for non-financial risk categories across the Group’s locations. The Group accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy, and aims to manage these risks effectively to maintain its operational resilience, and commitments to customers and all other stakeholders, and to avoid material adverse financial loss or impact to its reputation.
Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Risk Committee, supported by the Risk and Compliance function, is responsible for reviewing the risks inherent in the

Group’s business plan and for providing the Board with a view on the risk/reward trade-offs and the resulting impact to the Group’s aggregated position relative to Group risk appetite and limits, including non-financial risk considerations.
3The Group’s principal risks
The delivery of the Group’s strategy in building long-term value for all our stakeholders inevitably requires the acceptance of certain risks. The materialisation of any of these risks within the Group or in its joint ventures, associates or key third-party partners may have a financial impact and may affect the performance of products or services or the fulfilment of commitments to customers and other stakeholders, or could otherwise have an adverse impact on Prudential’s brand and reputation.
This section provides a high-level overview of the principal risks faced by the Group, including the key tools used to manage each risk. A detailed description of these and other risks is presented under the heading ‘Risk factors’ below.
The Group’s 2025 Sustainability Report includes further detail on the sustainability-related (including environmental, social and governance (ESG) and climate-related) risks which contribute to the materiality of the Group’s principal risks detailed below.
Risks to the Group’s financial position
The global economic and geopolitical environment may impact the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility. Risks in this category include the market risks to our investments and the credit quality of our investment portfolio, as well as liquidity risk.

Global economic and geopolitical conditions
In the first half of 2026, Prudential continued to navigate a highly complex and rapidly evolving macroeconomic and geopolitical environment characterised by uneven global growth, renewed inflationary pressures and elevated uncertainty. Geopolitical tensions, including conflicts in the Middle East, US-China relations and ongoing regional conflicts, continue to pose risks of further economic fragmentation and realignment across regions. Notably, conflicts in the Middle East and the resulting disruption to energy and shipping routes have underscored the risk of further supply shocks; while recent diplomatic progress may ease some immediate pressure, conditions remain fragile. In the absence of a permanent resolution to the Middle East conflict, the conflict is expected to drive continued volatility in financial markets, tighter financial conditions and upward pressure on energy prices and inflation, particularly for net oil- or gas-importing economies. At the same time, resilient labour markets and AI-related investment, including infrastructure build-out, have supported activity in the US and parts of Asia, but higher trade barriers, policy uncertainty and broader geopolitical fragmentation have weighed on confidence, manufacturing and investment.
The Chinese Mainland economy in 2026 has remained uneven. Although the economic backdrop was supported by advanced manufacturing and AI-related demand, broader domestic demand has remained soft. The property sector continues to exert downward pressure on growth despite targeted easing measures, while consumer price pressures remain modest and ongoing local government debt resolution continues to constrain recovery, collectively giving rise to implications for credit conditions, interest rates and investment returns. These pressures, together with external trade and technology frictions, continue to increase economic uncertainty for the Chinese Mainland.
Credit markets have experienced a significant increase in debt issuance volumes, driven in part by the rapid expansion of AI-related debt funding, contributing to higher sector leverage and potentially greater concentration to technology-related sectors. These developments may contribute to higher interest rates and bond yields, increase financial market volatility, and tighten financial conditions, potentially putting pressure on asset valuation and investment returns. The effects could be amplified if inflation remains persistent or growth weakens more sharply than anticipated. Private credit markets are increasingly at the forefront of investor concern given their rapid growth, particularly among life insurers. Recent default events have highlighted vulnerabilities in underwriting standards, particularly in relation to aggressive capital structures, covenant-light lending and optimistic growth assumptions.
Elevated market volatility and uneven global growth continue to pose risks to investment performance, especially if recessionary or inflationary pressures materialise in key markets where Prudential operates. These macroeconomic and geopolitical developments are considered material to the Group and may increase operational and business disruption, regulatory (including sanctions) risks and financial market risks, thereby potentially impacting Prudential’s sales and distribution networks. The potential impacts to the Group are included in sections 1.1 and 1.2 of the Risk factors.

Risk description	Risk management
Market risks to our investments
The value of Prudential’s direct investments may be impacted by fluctuations in interest rates, equity and property prices, credit spreads, and foreign exchange rates. These risks are highly correlated to macroeconomic and geopolitical movements, together with government and central bank actions. Certain exposures, including alternative investments, may also be subject to higher valuation uncertainty and lower liquidity compared with public market assets. There is also potentially indirect impact through the value of the net equity of Prudential's joint ventures and associates. The Group’s direct exposure to inflation remains modest. Exposure mainly arises through an increase in medical claims obligations, driven by rising medical prices as well as potential impact on customers from an affordability perspective. Medical inflation risk as well as challenges for insurers linked to affordability and existing challenges in persistency are detailed in the Insurance risks section below.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that the risk remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. The Group’s market risks are managed and mitigated by the following:
–The Group Financial Risk Policy;
–The Group Capital and ALM Committee and Group ALM Policy;
–Changes in asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;
–The Group Investment Committee and Group Investment Policy;
–The Group Chief Investment Office, which is responsible for the formulation and execution of the company’s investment strategies;
–Hedging using derivatives, including currency forwards and swaps, bond forwards/futures, interest rate futures and swaps, and equity options/futures;
–The monitoring and oversight of market risks through the regular reporting of management information;
–Regular deep-dive assessments; and
–The Group Crisis Management Procedure, which defines specific governance to be invoked in the event of a crisis such as a significant market, liquidity or credit-related event, cyber incident or staff safety issue.

Interest rate risk, including ALM
Interest rate risk is driven by the impact of the valuation of Prudential’s assets (particularly government and corporate bonds) and liabilities, which are dependent on market interest rates.
The Group’s risk exposure to rising interest rates arises from the potential impact to the present value of future fees for unit-linked businesses, such as in Singapore, Indonesia and Malaysia, as well as the impact to the present value of the future profits for accident and health products, such as in Hong Kong and Singapore. Exposure to higher interest rates also arises from the potential impact to the value of fixed income assets not attributed to policyholder liabilities, such as the assets in the shareholder funds.
The Group’s risk exposure to lower/decreased interest rates arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong, Singapore, Taiwan and the Chinese Mainland's participating and non-participating businesses. This exposure results from the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets.

The Group Capital and ALM Committee is a management committee supporting the identification, assessment and management of key financial risks to the achievement of the Group’s business objectives. It oversees ALM, solvency and liquidity risks of the local businesses as well as the declaration and management of non-guaranteed benefits for participating and universal life businesses. Local business units are responsible for the management of their own asset and liability positions, with appropriate governance in place. The objective of the local business unit ALM process is to meet policyholder liabilities with the returns generated from the investment assets held, while maintaining the financial strength of capital and solvency positions. The ALM strategy adopted by the local business units considers the liability profile and related assumptions of in-force business and new products to appropriately manage investment risk within ALM risk appetite, under different scenarios in accordance with policyholders’ reasonable expectations, and economic and local regulatory requirements. Assessments are carried out on an economic basis which is consistent with the Group’s internal economic capital methodology. Factors such as local regulations, the availability of assets, currency, duration, and diversifications are considered as appropriate.
The Group’s appetite for interest rate risk requires that assets and liabilities should be tightly matched for exposures where assets or derivatives exist that can cover these exposures. Interest rate risk is accepted where this cannot be hedged, provided that this arises from profitable products and to the extent that such interest rate risk exposure remains part of a balanced exposure to risks and is compatible with a robust solvency position. When asset and liability duration mismatch cannot be eliminated, it is monitored and managed through local risk and asset liability management committees and Group risk limits consistent with the Group’s appetite for interest rate risk.

Risk description	Risk management
Market risks to our investments continued
Equity and other non-fixed interest asset risk
The shareholder exposure to equity price movements arises from various sources, including from unit-linked products where fee income is linked to the market value of funds under management. Exposure also arises from participating businesses through potential fluctuations in the value of future shareholders’ profits and where bonuses declared are based broadly on historical and current rates of return from the businesses' investment portfolios, which include equities.
The material exposures to equity risk in the Group’s businesses include the Chinese Mainland's exposure to equity risk through investments in equity assets for most of its products, including participating and non-participating savings products and protection and unit-linked products. The Hong Kong and Singapore businesses, and to a lesser extent, the Taiwan and Malaysia businesses, contribute to the Group’s equity risk exposure due to the equity assets backing participating products. The Singapore, Indonesia and Malaysia businesses are also exposed to equity risk through their unit-linked products.

The Group has limited acceptance for exposures to equity risk from non-participating products if it is not rewarded for taking the equity risk. The Group accepts equity exposure that arises from future fees (including shareholder transfers from the participating businesses) but limits its exposure to policyholder guarantees by hedging against equity movements and guarantees where it is considered economically optimal to do so.
Where equity risk is accepted, it is explicitly defined by the strategic asset allocation, as well as monitored and managed through local risk and ALM committees. Overall exposure to equity risk from the participating businesses is also managed through Group risk limits consistent with the Group’s appetite for equity risk.

Currency risk
The geographical diversity of Prudential’s businesses means that it is exposed to the risk of foreign exchange rate fluctuations. Prudential’s operations generally write policies and invest in assets denominated in local currencies, but some entities within the Group write policies, invest in assets or enter into other transactions in the US dollar or other non-local currencies. This can lead to fluctuations in the Group’s consolidated financial statements upon the translation of local operating results into the Group’s presentation currency in the US dollar. Additionally, the Group is affected by exchange rate movements through changes in the value of remittances received from the local business units. This risk is further detailed in section 1.6 of the Risk factors.

The Group accepts the currency risk that emerges from profits retained locally to support the growth of the Group’s business and the translation risks from capital being held in the local currency of the business to meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders’ interest (i.e. remittances), this exposure is hedged if it is economically optimal to do so. The Group does not accept significant shareholder exposures to foreign exchange risks in currencies outside the local territory.
Currency risk is managed by the Group Capital and ALM Committee through the implementation of asset allocation on funds which captures the exposure to non-locally-denominated assets.

Liquidity risk
Prudential’s liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, under both business-as-usual and stressed conditions. It includes the risk arising from funds composed of illiquid assets and from mismatches between the liquidity profile of assets and liabilities. Liquidity risk may affect market conditions and asset valuations in ways that are less predictable than other risks such as interest rate or credit risk. It may arise, for example, where external capital is unavailable at a sustainable cost, where derivatives transactions require a sudden and significant need for liquid assets or cash to post as collateral for margin requirements, or where redemption requests are made against funds managed for external clients (both retail and institutional). Liquidity risk is considered material at the level of the Group.

The Group has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario. The Group has significant internal sources of liquidity sufficient to meet its expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. As at 30 June 2026, the Group had a total of $1.5 billion of undrawn committed facilities which expire in 2031 and a further $100 million that expire in 2029. Access to further liquidity is available through the debt capital markets and the Group’s extensive commercial paper programme. Prudential has maintained a consistent presence as a bond issuer in the debt capital markets for the past decade.
A number of risk management tools are used to manage and mitigate liquidity risk, including the following:
–The Group’s Financial Risk Policy;
–Regular assessment and reporting by the Group and business units of liquidity coverage ratios, which are calculated under both base case and stressed scenarios;
–The Group’s Liquidity Risk Management Plan;
–The Group’s Collateral Management Standard;
–The Group’s contingency plans and identified sources of liquidity;
–The Group’s ability to access the money and debt capital markets;
–The Group’s access to external committed credit facilities; and
–The Group Crisis Management Procedure.

Risk description	Risk management
Credit risk
Invested credit risk is the potential for loss resulting from a borrower’s failure to meet its contractual debt obligation(s) and arises from investments in debt instruments. Volatility in credit spreads can signal deteriorations in credit quality even though credit selection remains conservative and selective and investments are intended to be held to maturity. Counterparty risk, a type of credit risk, is the potential loss arising from a counterparty’s default on its contractual obligation(s) through financial transactions such as reinsurance arrangements, derivative contracts with third parties, and cash deposits with banks. Invested credit and counterparty risks are considered material risks for the Group’s business units.
The total debt securities at 30 June 2026 held by the Group’s operations were $95 billion (31 December 2025: $92 billion). The majority (86 per cent, 31 December 2025: 85 per cent) of the portfolio are investments either held in unit-linked funds or that support insurance products where policyholders participate in the returns of a specified pool of investments[1]. The gains or losses on these investments will largely be offset by movements in policyholder liabilities[2]. The remaining 14 per cent (31 December 2025: 15 per cent) of the debt portfolio (the ‘shareholder debt portfolio’) are investments where gains and losses broadly impact the income statement, albeit short-term market fluctuations are recorded outside of adjusted operating profit.
–Group sovereign debt: Prudential invests in bonds issued by national governments. This sovereign debt holding within the shareholder debt portfolio represented 58 per cent or $7.7 billion[3] of the total shareholder debt portfolio as at 30 June 2026 (31 December 2025: 59 per cent or $8.2 billion). The particular risks associated with holding sovereign debt are detailed further in the disclosures in the Risk factors. The total exposures held by the Group in sovereign debt securities at 30 June 2026 are given in note C1 of the Group’s IFRS financial statements.
–Corporate debt portfolio[6]: In the shareholder debt portfolio, corporate debt exposures totalled $4.6 billion of which $4.4 billion or 95 per cent were investment grade rated (31 December 2025: $4.9 billion of which $4.6 billion or 95 per cent were investment grade rated).
–Financial sector debt exposure and counterparty credit risk: The financial sector, especially banks, represents a material concentration in the Group’s corporate debt portfolio which largely reflects the composition of the fixed income markets across the regions in which Prudential is invested. As such, exposure to the financial sector, particularly banks, is a key part of its core investments, considered to be a material risk for the Group, as well as being important for the hedging and other activities undertaken to manage its various financial risks.
At 30 June 2026:
–94 per cent of the Group’s shareholder portfolio (excluding all government and government-related debt) is investment grade rated[4]. In particular, 62 per cent of the portfolio is rated[4] A- and above (or equivalent); and
–The Group’s shareholder portfolio is well diversified: no individual sector[5] makes up more than 15 per cent of the total portfolio (excluding the financial and sovereign sectors).

The Group’s holdings across its life portfolios are high-quality investments in the domestic markets where the Group operates or USD-denominated investments. These portfolios include a mix of sovereign debt investments and a diverse set of high-quality names, including those with either government or considerable parent company balance sheet support. Movements in global rates are therefore a key area of monitoring focus for the Group. The macroeconomic implications of US-imposed tariffs are being closely monitored, including the potential for deterioration in the credit quality of the Group’s invested credit exposures, particularly due to rising funding costs and broader credit pressures, and the extent of downward pressure on the fair value of the Group’s portfolios during adverse market conditions. The Group’s portfolio is generally well diversified by individual issuer and company particularly in local markets where depth (and therefore the liquidity of such investments) may be low. Acknowledging that downgrade or default risks cannot be eliminated entirely, the Group has appetite to accept credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. This risk is further detailed in sections 1.4 and 1.5 of the Risk factors.
The Group actively reviews its investment portfolio to maintain the robustness and resilience of the solvency position. A number of risk management tools are used to manage and mitigate credit and counterparty credit risk, including the following:
–The Group’s Financial Risk Policy;
–The Global Counterparty Limit Framework, concentration limits on large names and limits on portfolio-level credit quality;
–Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection; and
–The Risk Committee and Group Investment Committee’s oversight of credit and counterparty credit risk and sector and/or name-specific reviews.
Counterparty risk exposures, arising from cash, derivatives and reinsurance activities, are managed using an array of risk management tools, including a comprehensive system of rating-based limits, a focus on prioritising investment grade banks and implementing collateral arrangements as much as possible. Regarding reinsurance, the Group uses reinsurers, rated A- or above where feasible, with collateral taken to support the reinsurance exposure where appropriate. Where necessary, Prudential mitigates the level of its counterparty credit risk by reducing its exposure, or seeking alternative instruments.

Risks from the nature of our business and our industry
These include the Group’s non-financial risks such as operational processes, change delivery, third-party and outsourcing, customer conduct, regulatory compliance and legal, model, financial crime, and business continuity risks. With our increasing reliance on technology, data, and cyber security risks remain areas of focus. Insurance risks and business concentration risks are also assumed by the Group in providing its products. Furthermore, there are risks associated with the oversight of the Group’s joint ventures and associates stemming from our operations in certain markets.

Risk description	Risk management
Non-financial risks
The complexity of Prudential, its activities and the extent of its transformation efforts from time to time creates a challenging operating environment and exposure to a variety of non-financial risks which are considered to be material at a Group level. The Group does not actively seek to take non-financial risks. Instead, it operates a control environment and framework for good governance intended to prevent material losses or other negative impacts. The Group’s non-financial risks, which are not exhaustive and discussed further in section 2 of the Risk factors, are outlined below.

Alongside the Non-Financial Risk Appetite Framework, associated risk policies and standards are in place that individually engage with specific non-financial risks which include subject matter expert-led processes that are designed to help identify, assess, manage and control these risks, including:
–Reviews of key non-financial risks and challenges within Group and business units' business plans during the annual planning cycle, to support business decisions;
–Corporate insurance programmes to limit the financial impact of operational risks;
–Risk management across the change delivery lifecycle of major initiatives, such as prioritisation, execution planning, and the management of risks, issues, and interdependencies during the delivery of the Group’s change portfolio and activities;
–Screening and transaction monitoring systems for financial crime and a programme of compliance control monitoring reviews and regular risk assessments;
–Internal and external reviews of cyber security capability and defences;
–Regular updating and risk-based testing of crisis management, business continuity and disaster recovery plans;
–Established processes to deliver the highest quality of service to fulfil customers’ needs and expectations; and
–Active engagement in managing compliance obligations and monitoring regulatory developments and supervisory focus areas.

Operational processes risk
Operational processes risk is the risk of failure to adequately or accurately process different types of operational transactions, including customer/policy servicing, finance operations and the operational provision of compensation to our distribution channels. Due to human error, among other reasons, operational incidents do occur from time to time and no system or process can entirely prevent their occurrence. Apart from the financial impacts of inaccurate processing, other impacts may include regulatory penalties, reputational damage and resources spent to amend the errors.

The Group Operational Resilience Policy outlines the Group’s requirements for managing operational resilience including business continuity, disaster recovery, and crisis management risks that the Group is exposed to. See details in the ‘Business Continuity Risk’ section below. The Group aims to manage the risk effectively by maintaining operational resilience and honouring commitments to customers and other stakeholders.
The aim of the Group Approval Committee Request Policy is to establish a robust governance process and a delegated authority framework for the approval of all significant expenditures, projects and initiatives undertaken within the Group that are funded by shareholders’ resources.
Further detail on the risks to the Group arising from system issues or control gaps is included in sections 2.1 and 2.3 in the Risk factors.

Change delivery risk
Change delivery risk is driven by the concurrent implementation of multiple large and complex initiatives across the organisation. Failure to deliver these initiatives and benefits within defined timelines, scope, and cost, with an engaged and appropriately skilled workforce, may negatively impact the Group, ranging from its operational capability, control environment, reputation, delivery of business strategies, shareholder value, and market competitiveness. The transformation and change programmes may also introduce new or increase existing business risks and dependencies, which add management complexity. Further detail on the risks to the Group associated with large-scale transformation and complex strategic initiatives is included in section 2.1 of the Risk factors.

The Group aims to ensure that strong programme governance is in place with embedded risk practices to achieve ongoing and nimble risk oversight, with regular risk monitoring and reporting to risk committees. The Group’s Transformation Standards are in place to ensure appropriate governance and controls to manage risks. Governance forums are established to oversee the implementation and risk management of the key change delivery/transformation initiatives from various dimensions such as customer-centricity, strategic, financial, operational (including digital platforms) and risk management. In addition, Prudential is continuously enhancing strategic capabilities through internal talent development and talent acquisition. Developing a workforce that remains engaged through change and provides adequate resources for our people to manage change, connect, grow and succeed is one of the priorities for the company.

Risk description	Risk management
Non-financial risks continued
Third-party management risk
Third party management risk refers to the risk that third-party supply and outsourcing arrangements, including intra-group arrangements, fail, or provide inadequate service or act in a manner that is not aligned with Prudential’s values, policies, standards or in the interests of existing and potential customers, which could result in significant business interruptions, liability for losses and costs, reputational damage and regulatory breaches for Prudential.
The Group is increasingly leveraging third parties to access core markets, achieve growth and drive process efficiency. The Group has a number of important third-party relationships, with market counterparties and outsourcing partners, including distribution, technology and ecosystem providers. In addition to intra-group arrangements, the Group also maintains material strategic partnerships and bancassurance arrangements, which create reliance on the operational resilience and performance of outsourcing and business partners. This risk is explored in more depth in section 2.3 of the Risk factors.
The Group Third-Party Supply and Outsourcing Policy outlines the Group’s requirements for managing third-party risk, which includes material outsourcing arrangements, that is aligned to the Hong Kong IA’s GWS Framework. In addition, the Group Third-Party Risk Oversight Policy is embedded within business units who are responsible for overseeing its implementation, with compliance achieved through a comprehensive programme that includes risk assessment, risk-based assurance, internal audit and monitoring activities. These measures collectively ensure that appropriate contract performance and risk management measures are in place to manage the risk of third-party failures that breach risk appetite and satisfy regulatory expectations.
Technology, data and cyber security risk
Risks related to malicious attacks on Prudential systems or third-parties, service disruption, distributed denial of services (DDoS) attacks, exfiltration of data, loss of data integrity and the impact on the privacy of our data remain prevalent, owing to the accessibility of malicious tools available to potential adversaries, and increasing advancement of technology such as generative artificial intelligence (AI) and other AI methods. Regulatory expectations of cyber security and data protection controls are becoming increasingly complex as the Group continues to develop and expand digital services and products. Reliance on third-party service providers and business partners is also increasing. Further details on the risks to the Group associated with operating in high-risk markets are included in sections 2.4 and 2.5 of the Risk factors.

Consistent with the system of governance set out in section 2 above, Prudential follows a ‘three lines’ model for managing technology-related risks, with a resiliency enhancement programme in progress to further strengthen our capabilities in managing disruptions or failures on system platforms serving our customers. Group Technology, the first line, is primarily responsible for risk identification, assessment, mitigation, monitoring and reporting. Group Technology Risk Management, the second line, provides advisory, assurance and oversight of the risk domains. A number of risk management tools are in place including: key risk indicators covering key technology risk areas; annual risk assessment to identify specific risks, priorities and focus areas; and deep-dive reviews on different technology domains to provide assurance of controls. In addition, the Group Technology Risk Committee, as a first-line committee, is responsible for overseeing the effectiveness of technology risk management across the Group, including information security and privacy. Any material risks identified are reported to the Risk Committee. The Group’s internal audit, the third line, provides independent assessment of control effectiveness and management awareness for both the first and second lines, with a comprehensive audit plan across all risk domains, including cyber security. Cyber and privacy risks are reported regularly to the Risk Committee by the Chief Technology Risk Officer. In addition, the Risk Committee and Audit Committee receive regular updates on technology and cyber security from senior leaders across the first and second lines, including the Head of Infrastructure and Security, the Head of Technology Risk Management, and the Chief Technology Risk Officer. Collectively, these leaders bring extensive experience in overseeing technology risk, resilience, and security across the Group. Further, the Group Executive Committee (GEC) participates in annual cyber tabletop exercises and risk workshops to ensure members are well equipped to respond to a cyber or information security incident and fully understand the latest threats and regulatory expectations.
In addition, a strong cybersecurity culture is also promoted across the Group through mandatory annual information security and privacy training for all employees, complemented by regular phishing simulation exercises and periodic cyber incident response drills to reinforce cyber risk awareness. The Group’s Global Integrated Command Centre has also been set up to provide Group-wide monitoring, detection and incident management capabilities.

Risk description	Risk management
Non-financial risks continued
Technology, data and cyber security risk continued
The Group has developed data minimisation and ‘privacy-by-design’ principles, where data should only be collected and used for its intended purpose and is not retained longer than necessary. The handling of sensitive data is governed by policies such as the Group Information Security Policy, the Group Privacy Policy, and the Group Data Governance Policy, each aligned to applicable laws and regulations. These policies, together with our third-party risk management practices, aim to ensure privacy and system availability are maintained for Prudential and its third-party service providers.
AI advancements continue to shape the present and future of the insurance industry, while also increasing exposure to new and evolving technology, cyber, operational and conduct risks. Our goal is to remain at the forefront by providing services that are technologically advanced, secure, ethically sound, and socially responsible. With our customers at the core of our operations, we apply our AI Ethics Principles in everything we do. These principles apply to both our own and third-party solutions, ensuring that every AI system and innovation is thoroughly evaluated via appropriate governance channels for ethical considerations and that associated risks are well managed. A Group-wide AI governance framework is in place to guide responsible AI adoption, risk assessment, control implementation and ongoing monitoring oversight. An oversight forum for the use of AI is also in place to ensure compliance with the AI Ethics Principles adopted by the Group with the aim to ensure the safe use of AI. Employees are also regularly reminded of the paramount importance of these AI ethics across all markets, while we engage in ongoing dialogues and cooperative initiatives with our regulators. Prudential’s AI governance and ethics principles are available at https://www.prudentialplc.com/en/site-services/ai-statement
We continue to observe a rise in malware and ransomware threats and the Group continues to maintain and, where appropriate, enhance defences to protect its systems from cyber security attacks. Prudential has adopted a holistic risk management approach, designed to prevent and disrupt attacks against the Group and to aid recovery, should an attack occur. Other defences include but are not limited to: distributed denial of services (DDoS) protection for Group websites, AI-based endpoint security software, continuous security monitoring, network-based intrusion detection, and employee training and awareness campaigns.
In addition, the Group recognises the evolving threat of AI-generated deepfakes and other sophisticated social engineering tactics targeting corporate activities. As part of our broader cyber resilience strategy, we continue to enhance awareness efforts, strengthen detective controls, and bolster incident response capabilities. While deepfake detection technologies are still maturing, the Group actively monitors advancements and collaborates with industry partners to assess and integrate emerging solutions as they become enterprise-ready.
The Group tests the effectiveness of cyber security and privacy controls via a dedicated ‘red team’ to identify potential vulnerabilities, and engages and rotates external expert vendors to perform adversarial testing on our systems. In addition, we engage external consultants to assess and benchmark the maturity of Prudential’s cyber, information security and privacy controls.
A private ‘Bug Bounty’ programme invites external security practitioners to identify and report security issues and vulnerabilities, supported by a Vulnerability Disclosure Programme that allows independent security researchers to report security issues and vulnerabilities via the Prudential websites.
The Group has subscribed to services from independent security consultants to monitor our external security posture on an ongoing basis. Whilst the cyber threat landscape has continued to elevate due to ransomware and supply chain compromise events, the Group did not experience any cyber security and data breaches with a material impact on its business strategy, operations or financial condition in the first half of 2026.

Risk description	Risk management
Non-financial risks continued
Customer conduct risk
Prudential’s conduct of business, especially in the design and distribution of its products and the servicing of customers, is crucial in ensuring that the Group’s commitment to meeting its customers’ needs and expectations is fulfilled. Factors that may increase customer conduct risk can be found throughout the product life cycle, from the complexity of the Group’s products and services to its diverse distribution channels, which include its agency workforce, partnership distribution, virtual face-to-face sales, and sales via online digital platforms.

Management of the Group’s customer conduct risk is key to the Group’s strategy. These risks are managed via a range of controls that are assessed through the Group-wide risk and control assessment programme and overseen within reporting to its boards and committees, some key tools include:
–The Group’s Code of Conduct and conduct standards, product risk and other related risk policies, and supporting controls including the Group’s financial crime risk control programme;
–The Group Customer Conduct Risk Policy, which sets out five customer conduct principles where the business is expected to (i) treat customers fairly, honestly and with integrity; (ii) provide and promote products and services that meet customer needs, are clearly explained, and that deliver real value; (iii) manage customer information appropriately, and maintain the confidentiality of customer information; (iv) provide and promote high standards of customer service; and (v) act fairly and promptly to address customer complaints and any errors found;
–The Group Insurance Distribution Policy, which sets out minimum requirements and standards for distribution activities to drive consistent practices and positive customer outcomes. This is supported by controls tailored to the nature of the business, distribution channel (agency, bancassurance, broker and Independent Financial Adviser) and ecosystem (including network diversification, monitoring programmes, quality sales processes, training, service standards and initiatives such as special requirements for vulnerable customers);
–A culture that supports the fair treatment of the customer, incentivises the right behaviour through proper remuneration structures, and provides a safe environment to report conduct risk-related issues via the Group’s internal processes and the Speak Out programme;
–Product controls, such as a product conduct risk assessment, which is a component of the product development process and helps identify and manage product-related conduct risks;
–Appropriate claims management and complaint-handling practices;
–The monitoring and oversight of key conduct risk areas through the regular reporting of management information; and
–Regular assurance review and periodic conduct risk assessments.

Risk description	Risk management
Non-financial risks continued
Regulatory compliance and legal risk
Prudential operates in highly regulated markets and under the ever-evolving requirements and expectations of diverse and dynamic regulatory, legal and tax regimes which may impact its business or the way the business is conducted. The complexity of legal and regulatory compliance continues to evolve and increase, representing a challenge for international businesses. Compliance with the Group’s legal or regulatory obligations (including in respect of international sanctions) in one jurisdiction may conflict with the law or policy objectives of another jurisdiction or may be seen as supporting the law or policy objectives of one jurisdiction over another, creating additional legal, regulatory compliance and reputational risks. These risks may be increased where the scope of regulatory requirements and obligations is uncertain, including where the interpretation and application of laws and regulations within the jurisdictions in which Prudential operates may be subject to change, and where specific cases applicable to the Group are complex. In certain jurisdictions in which Prudential operates, there are several ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised. Further information on specific areas of regulatory and supervisory focus and changes are included in section 4 of the Risk factors.

The Group monitors regulatory and legal developments at a market and global level and these considerations form part of the Group’s ongoing engagement with regulators or supervisors, government policy teams, and industry groups.
Risk management and mitigation of regulatory and legal risk at Prudential includes a comprehensive set of compliance operating arrangements, such as policies, procedures, reporting protocols, risk management measures, disclosures, and training, to support ongoing compliance with regulatory and legal obligations. Appropriate controls or tools have been systematically integrated into the daily operations of Prudential:
–Monitoring and assessing business controls and regulatory developments, with compliance risks considered in strategic decisions, risk governance, customer protection, conduct and culture, technology, AI, data privacy, operational resilience, financial crime and cross-border activities;
–Ongoing engagement with relevant regulators, government policy teams and international standard setters; and
–Compliance oversight to ensure adherence to new regulatory developments, including those associated with emerging risk topics.

Model risk
Model risk is the risk of adverse financial, regulatory, operational, or reputational impact, or misinformed business and strategic decision-making, arising from reliance on a model or user-developed application (UDA) that is inaccurate, incorrect, misused or inadequately governed. The Group utilises a broad range of tools, including quantitative models, UDA and AI-enabled solutions, that form an integral part of operational activities, including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, the determination of hedging requirements, financial reporting and the assessment of projects and strategic transactions.
Technological developments, particularly the accelerating adoption of AI, generative AI and agentic AI and other technologies, are creating new and evolving considerations for model risk oversight under the Group Risk Framework.

The Group has no appetite for model or UDA-related incidents leading to regulatory breaches. There is limited appetite for failures to develop, implement and monitor appropriate risk mitigation measures to manage model and UDA risk. The Group’s model and UDA risk is managed and mitigated through the Model and UDA Risk Framework, which applies a risk-based approach to tools (including those under development) with the aim to ensure a proportionate level of risk management. The framework requirements include:
–A defined set of risk oversight, management and governance requirements for all in-scope tools (including models, UDAs and AI-enabled solutions), proportionate to their assigned risk tier;
–Regular risk assessment of all in-scope tools, taking into account potential impact on various stakeholders, including policyholders; and
–Regular independent validation (including model assumptions, methodologies, limitations, known errors and approximations) of all Group critical tools.

Risk description	Risk management
Non-financial risks continued
Financial crime risk
As with all financial services firms, Prudential is exposed to risks relating to: money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); sanctions compliance breaches (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive improper benefits); and fraud (including the risk of fraudulent insurance claims or billing). The consequences of the Group’s criminal liability for failure to prevent financial crime and bribery include reputational damage (including market and financing issues, loss of confidence by business partners, and increased vulnerability to bribe solicitation and demands), financial costs and fines. Further detail on the risks to the Group associated with operating in high-risk markets is included in section 2.6 of the Risk factors.

The Group’s response to financial crime is aligned with applicable laws and regulations in the jurisdictions in which it operates. Group-wide policies covering anti-money laundering, sanctions, anti-bribery and corruption, and counter fraud are in place which reflect these requirements and are applicable to all staff. Local business units are responsible for overseeing implementation of policies and procedures and organising risk-based training and communications. Compliance is achieved through a programme of risk assessment, risk-based assurance, internal audit activity and monitoring.
The Group continues to enhance its financial crime risk management capability through investment in advanced analytics and AI tools. These actions aim to strengthen prevention, increase detection and deliver enhanced oversight of financial crime risk.
The Group has a formal and mature confidential reporting system in place for reporting and escalation of elevated risk, through which employees and other stakeholders can report concerns relating to potential misconduct. The process and results of this system are overseen by the Audit Committee.

Business continuity risk
Prudential is exposed to business continuity risk including potential environmental, technological, geopolitical and third-party-related threats or disruptions that could disrupt the company’s critical business services and operations.
The Group continually seeks to increase business resilience and anticipate emerging disruptive threats through forecasting, adaptation, planning, preparation and testing of contingency plans and the Group's ability to respond effectively to and operate through disruptive events. Operational resilience is at the core of the Group’s embedded Business Continuity Management (BCM) programme and framework that help to protect the Group’s systems, service delivery to customers, and its key stakeholders. Taking a proactive approach to anticipating disruption risk, the BCM programme covers risk assessments, business impact analyses, maintenance and testing of business continuity, crisis management and disaster recovery plans. The Group Crisis Management Procedure serves as a cross-functional response tool to limit the impact of any disruptive event and is regularly reviewed and tested. The consideration of impacts on customers is at the core of our resilience efforts, focusing on the delivery of critical business services.

Risk description	Risk management
Insurance risks
Insurance risks make up a significant proportion of Prudential’s overall risk exposure. The profitability of the Group’s businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill or suffering an accident) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing/surrendering of policies), increases in the costs of claims over time (claim inflation), and changes in the regulatory environment. The risks associated with adverse experience relative to assumptions associated with product performance and customer behaviour are detailed in section 2.7 of the Risk factors. The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value-creating to do so than to transfer the risk, but only to the extent that these risks remain part of a balanced portfolio of sources of income for shareholders and are compatible with a robust solvency position.
Inflationary and other economic pressures also impact morbidity experience in several markets (see below). Elevated interest rates may lead customers to lapse in preference for alternate saving options that offer higher levels of guarantees. A high-inflation environment, and the broader uncertainty, may also increase lapses, surrenders and fraud, as well as heighten premium affordability challenges.
The principal drivers of the Group’s insurance risk vary across its business units. In Hong Kong, Singapore, Indonesia and Malaysia, a significant volume of health and protection business is written, and the most significant insurance risks are medical claims inflation risk, morbidity risk and persistency risk.

The Group manages and mitigates insurance risks using the following, among other methods:
–The Group’s Insurance Risk Policy, which sets out the required governance, standards, processes and controls for effective insurance risk management, notably through underwriting and claims practices;
–The Group’s Product Risk Policy, which sets out the required governance, standards, processes and controls for effective product risk management and approvals for new, or changes to existing, products (including the role of the Group). The policy also describes how the Group’s Customer Conduct Risk Policy is met in relation to new product approvals and current and legacy products;
–The Group’s Financial Crime Policy (see the 'Financial crime risk' section above);
–Using persistency, mortality, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and the use of industry data and expert judgement where appropriate;
–Using reinsurance to mitigate, manage and diversify mortality and morbidity risks, and as inputs into assumption setting;
–Ensuring appropriate underwriting to determine which policies are issued, and appropriate claims management practices (including the Fraud, Waste and Abuse Framework) to adjudicate claims fairly and accurately whilst mitigating mortality and morbidity risks;
–Using product repricing and other claims management initiatives in order to mitigate morbidity and medical claims inflation risk;
–Maintaining the quality of sales processes and training, and using initiatives to increase customer retention in order to mitigate persistency risk; and
–Monitoring, oversight and escalation of experience as it emerges.

Medical claims inflation risk
A key assumption when setting and reviewing health insurance premiums is the rate of medical claims inflation, which is often in excess of general price inflation. The cost of medical treatment could increase more than expected, resulting in higher than anticipated medical claims cost passed on to Prudential. There may also be constraints on our ability to pass the medical claims inflation impact onto customers via increased health insurance premiums due to market, regulatory, societal or other constraints.
The Group’s primary management of this risk is by retaining the right to reprice products and appropriate overall claims limits within policies, either per type of medical treatment or in total across a policy, annually and/or over the policy lifetime. Regular repricing is one of the measures we adopt to maintain clear customer expectations of the nature of these products and the associated medical claims inflation. This risk is further managed through a range of activities and mitigants, including end-to-end analytics identifying fraud, waste or abuse, tariff and discount negotiations with hospital and other medical providers, robust claim adjudication rules and processes, product innovation, and proactive collaboration with regulators to balance health insurance profit sustainability and premium affordability considerations.
Morbidity risk
Morbidity risk is the risk of deviations in the future frequency and magnitude of non-fatal accident and sickness claims relative to initial assumptions that are adverse to shareholder value. It can be influenced by a range of factors including: inflationary, economic and other pressures on the cost of medical treatment; medical advances which can reduce the incidence and improve recovery rates of serious health conditions but can also increase diagnosis rates and/or increase or prolong treatment costs of certain conditions; government and regulatory policies; opportunistic activities (including fraud); and natural events (including pandemics). Morbidity risk can also result from: product design features that incentivise adverse policyholder behaviour; inappropriate or insufficiently informed initial assumptions; claims volatility due to random fluctuation or a large-scale systemic event; insufficient recognition of an individual’s medical, financial and/or and other relevant circumstances during the policy application assessment process; and/or ineffective claims assessments leading to payment of claims that are inconsistent with the insurance product’s contract and/or best practice.
The Group manages morbidity risk through prudent product design, use of reinsurance, underwriting and claims management, oversight and escalation of experience as it emerges and, for certain products, the right to reprice where appropriate. Prudential’s morbidity assumptions reflect its recent experience, inputs from reinsurers who have industry-level experience, and expectation of future trends for each relevant line of business.

Risk description	Risk management
Insurance risks continued
Persistency risk
Persistency risk results from adverse changes in policy surrenders, paid-ups and non-forfeiture, and other policy discontinuances and policy alterations (including a medical reimbursement downgrade where the policyholder reduces the level of the coverage/protection in order to reduce premium payments). In general, adverse persistency experience results in deterioration of profits and shareholder value and can be an indicator of inadequate sales quality controls, and can elevate conduct, reputational and regulatory risks. Persistency risk generally stems from misalignment between customer needs and purchased product as a result of product collaterals and/or sales process gaps, operational barriers to premium renewal payment, insufficient post-sale communication and engagement with the customer leading to a deterioration of appreciation of the value of their policy, and/or changes in policyholder circumstances resulting from external drivers.
The Group manages persistency risk by appropriate controls across the product life cycle. These include: review of and revisions to product design and incentive structures where required; ensuring appropriate salesforce training and sales processes, including those ensuring active customer engagement and high service quality; appropriate customer disclosures and product collaterals; use of customer retention initiatives; and post-sale management through regular experience monitoring. Strong risk management and mitigation of conduct risk and the identification of common characteristics of business with high lapse rates is also crucial. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. Lapse experience following any repricing, including a medical reimbursement downgrade, is also monitored.
Business concentration risk
Prudential operates in markets in both Asia and Africa via various channels and product mix; although largely diversified at the Group level, several of these markets are exposed to certain levels of concentration risk. From a channel concentration perspective, some of the Group’s key markets rely more on agency and some markets rely more on bancassurance. From a product concentration perspective, some of the Group’s markets focus heavily on specific product types, depending on the target customer segments. Geographically, the Greater China (Hong Kong, the Chinese Mainland and Taiwan) region contributes materially to the Group’s top and bottom lines. Uncertainties in macroeconomic and geopolitical conditions as well as regulatory changes may impact the levels of business concentration, including any changes in business from Chinese Mainland Visitors to Hong Kong as well as the domestic business in the Chinese Mainland, and adversely impact the Group’s business performance and financial condition.
To improve business resilience, the Group continues to look for opportunities to enhance business diversification in products, distribution channels and geographical markets, by building multi-market growth engines as part of its strategy.
Risks associated with the oversight of the Group’s joint ventures and associates
Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or associates. For such operations, the level of control exercisable by the Group depends on the terms of the contractual agreements between participants. Whilst the joint ventures and associates are run as separate entities, the Group’s interests are best safeguarded by our ability to effectively oversee and influence these joint ventures and associates in a way that is proportionate to our ownership level and control. Further information on the risks to the Group associated with its joint ventures and other shareholders and third parties are included in section 2.6 of the Risk factors.
The Group exercises primary oversight and control over joint ventures and associates through our nominated directors and other representatives on the Board and Board Committees, whose appointments are subject to regular review. The Group has effective access to management information on these businesses via the Board and Board Committees, the businesses’ public disclosures, and established regular touchpoints with key business functions of these organisations (eg audit). Key updates on joint ventures and associates are provided to the Group’s governance forums such as the Risk Committee and the Audit Committee. The Group has a Joint Venture Oversight Framework in place outlining the Group’s oversight of the joint ventures over which it does not exercise management control. The Group also regularly reviews its governance frameworks and policies to ensure optimal oversight over joint ventures and associates.

The Group’s sustainability-related (including ESG and climate-related) risks
Sustainability-related risks refer to environmental, social or governance issues, trends or events that could have a financial or non-financial impact on the Group, and/or the Group’s external impacts on the environment and wider society through its practices, strategy and commitments.

Risk description	Risk management
Sustainability-related (including ESG and climate-related) risks
Sustainability-related risk refers to material and emerging risks associated with key sustainability themes that may undermine the long-term success of the Group business by adversely impacting: (i) its financial performance, operational resilience and sustainability credentials; (ii) its reputation and brand; and (iii) its ability to attract and retain customers, investors, employees and distribution and other business partners. These may therefore impact the results of its operations and delivery of its business strategy and long-term financial success.
Sustainability-related risks arise from the activities that support implementation of the Group’s sustainability strategy, which is centred on three key pillars (providing simple and accessible health and financial protection, responsible investment and creating a sustainable business) and may increase the expectations of the Group’s stakeholders with regard to the Group’s potential external environmental and social impact within the markets in which the Group operates.
Whilst some material sustainability themes are reflected in the risk taxonomy as standalone risks, the risks associated with most sustainability topics are generally treated as thematic cross-cutting risks (eg climate-related physical and transition risks, greenwashing risk). These are risk themes that can have significant interdependencies with and influence on, and can potentially amplify, the established risks.

As custodians of stakeholder value for the long term, the Group seeks to manage sustainability-related risks and their potential impact on its business and stakeholders through transparent and consistent implementation of its strategy in its markets and across operational, underwriting and investment activities. It is enabled by strong internal governance, sound business practices and a responsible investment approach, with sustainability-related considerations integrated into investment processes and decisions, and the performance of fiduciary and stewardship duties, including via voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager. Priorities for the Group in 2026 focused on continued progress towards the Group’s external climate-related commitments and further embedding sustainability into governance and risk management. This includes strengthening controls and oversight over sustainability-related topics and external disclosures, incorporating sustainability-linked goals for all people managers, and enhancing internal knowledge sharing and capacity-building. The Group also continued to advance governance frameworks for transition finance and responsible investments and to strengthen its readiness for evolving regulatory and disclosure requirements including the Hong Kong Stock Exchange climate disclosure requirements.
Further information on the Group’s sustainability governance, business practices and strategy, as well as the management of material sustainability themes, is included in the Group’s 2025 Sustainability Report.
The Group participates in networks, industry forums and working groups, such as the Principles for Responsible Investment (PRI), to further develop, understand and support action in relation to managing sustainability risks and promoting a just and inclusive transition, which the Group considers to be consistent with its fiduciary responsibilities. The Group also actively engages with, responds and contributes to, discussions, consultations and information-gathering exercises with local regulators, international supervisory bodies and global industry standard setters. Collectively, these activities enable the Group to better identify material sustainability-related risks, and potential opportunities toward addressing them.

Risk description	Risk management
Sustainability-related (including ESG and climate-related) risks continued
Potential regulatory compliance and litigation risks remained significant globally and across Asia in 2026, as sustainability-related topics continue to be an area of focus for local regulators, major exchanges and international standard-setting bodies. This reflects the ongoing transition from voluntary to more standardised and, in some jurisdictions, mandatory disclosures aligned with the International Sustainability Standards Board (IFRS S1 and S2), which are being implemented or phased in across major markets. These include the Hong Kong Stock Exchange, which began implementing mandatory climate disclosure requirements from 2025 onwards; the UK Financial Conduct Authority, which is progressing the development of similar disclosure requirements; and the European Commission and the European Securities and Market Authority, which continue to refine the sustainable finance framework (including the Corporate Sustainability Reporting Directive and ESG fund naming rules). The Monetary Authority of Singapore has also issued guidelines on environmental risk management transition planning to support financial institutions in developing a structured, forward looking approach to manage climate-related risks within their portfolios and business strategies.
Delivery of the Group’s Sustainability Strategy, including the decarbonisation commitments and the development of sustainable and inclusive offerings, heightens the risk of accusations of misleading or unsubstantiated representations to the extent of the environmental or societal impact of the Group’s activities and the sustainability features of new products (eg greenwashing), which subsequently increases the risk of potential litigation, regulatory action or reputational damage. Evolving and diverging approaches to sustainability efforts in various jurisdictions also create challenges in addressing conflicting requirements and expectations.
Further details of the Group’s sustainability-related risks and legal and regulatory compliance risks are included in sections 3.1 and 4.1 of the Risk factors.

The Group Risk Framework continues to be critically evaluated and enhanced, as required, to ensure sustainability-related considerations and risks, including those arising from stakeholder expectations of the external impact of the Group’s activities, are appropriately identified, assessed, monitored and managed. Sustainability-related risks are integrated within existing risk management frameworks, reflecting their cross-cutting nature and their potential to influence, trigger or amplify established risk types.
In doing so, consideration is given to distinctive characteristics of sustainability-related risks, including longer time horizon, double materiality, dynamic materiality, and a wider range of stakeholders, which can result in impacts more nuanced and complex than those of traditional risks. These characteristics are reflected in the materiality assessment of sustainability-related risk themes, the decision on how to treat the risks associated with the themes, and the ongoing assessment and enhancement of existing controls or development of new controls where necessary.
Risk management and mitigation of sustainability risks continue to be embedded across the Group and risk processes, including:
–Integration into the Group’s risk identification and assessment processes, recognising that sustainability themes and associated risks may evolve quickly from immaterial to material (dynamic materiality) and have the potential to affect the Group’s reputation, stakeholder trust, and external perception;
–Advancement of the assessment of both climate-related physical and transition risks across the Group’s operations and investments, supported by scenario analysis of climate risk impacts on investments, ongoing assessments of climate-related impacts on operations, scenario analysis of the Group’s property portfolio, and regular monitoring of climate‑related impacts on insurance risks;
–Enhancement of internal capabilities through workshops and training on sustainability related themes, including sustainability risk principles, greenwashing risk, and risks associated with the delivery of the Group’s responsible investment commitments;
–The application of appropriate (and longer) time horizons in risk-based decision making, including with respect to climate risk management;
–Proactive identification, monitoring and assessment of emerging sustainability regulations and policy developments at both global and local levels through horizon scanning;
–Continued enhancement of existing frameworks, policies, processes and standards as necessary to mitigate amplified risks and meet regulatory requirements, particularly those associated with product labelling and disclosures; and
–Deep dives into emerging and increasingly material sustainability themes, including nature-related risks, and development of Board-level and broader Group-wide training.

Notes
(1)Reflecting products that are classified as variable fee approach only.
(2)With the exception of investments backing the shareholders' 10 per cent share of the estate within the Hong Kong participating fund.
(3)Excluding assets held to cover linked liabilities.
(4)Based on middle ranking from Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external ratings agencies' ratings and, lastly, internal ratings have been used.
(5)Source of segmentation: Bloomberg Sector, Bloomberg Group, Merrill, a Bank of America company and Prudential internal analysis. Anything that cannot be identified from these sources is classified as other.
(6)Corporate debt comprises corporate bonds.

Risk factors
A number of risk factors may affect the financial condition, results of operations and/or prospects of Prudential and its wholly- and jointly-owned businesses, as a whole, and, accordingly, the trading price of Prudential’s shares. The risk factors mentioned below should not be regarded as a complete, exhaustive and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the factors specified under ‘Forward-looking statements’.
1. Risks relating to Prudential’s financial condition
1.1
Prudential’s businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group’s business, financial condition, results of operations and prospects.
Uncertainty, fluctuations or negative trends in global and national macroeconomic conditions and investment climates could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects, including as a result of increased strategic, business, insurance, product and customer conduct risks, as well as heightened volatility in financial markets, asset prices and funding conditions.
The financial markets in which Prudential operates are subject to uncertainty and volatility arising from a variety of factors such as actual or expected changes in both monetary and regulatory policies in the Chinese Mainland, the US and other jurisdictions together with their impact on base interest rates and the valuation of asset classes and inflation expectations; slowdowns or reversals in world or regional economic growth arising from geopolitical conflicts and/or global issues such as pandemics, natural catastrophes, supply chain disruptions, disruption to industries, labour markets and/or competitive dynamics caused by technological developments, and sector-specific slowdowns or deteriorations (eg in banking, insurance, or real estate) which have the potential to result in widespread contagion impacts. Other factors include fluctuations in global commodity and energy prices, unemployment rates, ageing demographics, social unrest, concerns over the serviceability of sovereign debt in certain economies, increased levels of geopolitical and political risk and policy-related uncertainty, protectionism, trade policies, and sociopolitical and climate-driven events.
The adverse effects of such factors could be felt principally through the following items:
–Changes to interest rates could reduce Prudential’s capital strength and impair its ability to write significant volumes of new business. Increases in interest rates could adversely impact the financial condition of the Group through changes in the present value of future fees for unit-linked businesses and/or the present value of future profits for accident and health products; and/or reduce the value of the Group’s assets and/or have a negative impact on its assets under management and profit. Decreases in interest rates could: increase the potential adverse impact of product guarantees included in non-unit-linked products with a savings component; reduce investment returns on the Group’s portfolios; impact the valuation of debt securities; and/or increase reinvestment risk for some of the Group’s investments from accelerated prepayments and increased redemptions. Rapid or volatile changes in interest rates, rather than sustained directional movements alone, could further increase hedging costs, basis risk and model risk.
–A reduction in the financial strength and flexibility of corporate entities may result in a deterioration of the credit rating profile and valuation of the Group’s invested credit portfolio (which may lead to an increase in regulatory capital requirements for the Group or its businesses), increased credit defaults and debt restructurings and wider credit and liquidity spreads, leading to realised and unrealised credit losses by the Group. Similarly, securitised assets in the Group’s investment portfolio are subject to default risk and may be adversely impacted by delays or failures of the underlying borrowers to make payments of principal and interest when due.
–Failure of Prudential’s counterparties (such as banks, reinsurers and counterparties to cash management and risk transfer or hedging transactions) to meet commitments, or legal, regulatory or reputational restrictions on the Group’s ability to deal with these counterparties, could give rise to a negative impact on Prudential’s financial position and on the accessibility or recoverability of amounts due or the adequacy of collateral. Geographic or sector concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise.
–Estimates of the value of financial instruments may become more difficult in certain illiquid, volatile or closed markets, and determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time). Where the Group is required to sell its investments within a defined time frame, such market conditions may result in the sale of these investments at below expected or recorded prices.
–The Group holds certain investments that may, by their nature, lack liquidity or have the potential to lose liquidity rapidly, such as investment funds (including money market funds), privately placed fixed maturity securities, mortgage loans, complex structured securities and alternative investments. If these investments were required to be liquidated at short notice, the Group could experience difficulty in doing so and could be forced to sell them at a lower price than it otherwise would have been able to realise.
–Increased illiquidity driven by the uncertainty over the accessibility of financial resources could adversely affect the Group’s ability to meet policyholder benefit and expense obligations. This could occur if capital resources are reduced as valuations decline under extreme market conditions, external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions, or redemption restrictions are placed on Prudential’s investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential’s issued funds, and while this may not have a direct impact on the Group’s liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk and may be exacerbated during periods of market stress.
–A reduction in revenue from the Group’s products could occur where fee income is linked to account values or the market value of the funds under management. Sustained inflationary pressures which may drive higher interest rates may also impact the valuation of fixed income investments and reduce fee income.
–The transition, including where disorderly or fragmented, to a lower carbon economy, the timing and speed of which is uncertain and will vary by location, may also result in greater uncertainty, fluctuations or negative trends in asset valuations and reduced liquidity, particularly for carbon-intensive sectors, and may have a bearing on inflation levels. The extent of the financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures, taken by governments, policymakers, institutions and the public. See risk factors 3.1 below.

For some non-unit-linked products with a savings component, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This may particularly be the case in jurisdictions where bond markets are less developed or where the duration of policyholder liabilities is longer than the duration of bonds issued and available, and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated entirely. If interest rates in these markets are lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential’s reported profit and the solvency of its business units. In addition, part of the profit from the Group’s operations is related to bonuses for policyholders declared on participating products, which are impacted by the difference between actual investment returns of the participating fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower, particularly in a sustained low interest rate environment. Bonuses are shaped not only by the aforementioned conditions, but also by local regulations in certain markets, which require the management of participating funds to ensure a fair and equitable allocation of distributable surplus or profits and alignment with policyholders’ reasonable expectations. This interplay adds further complexity to the effective management of these products and could have a material adverse effect on Prudential’s results of operations and prospects.
In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, fraud, lapses, partial withdrawals or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. Uncertainty over livelihoods, elevated cost of living and challenges in affordability may adversely impact the demand for insurance products and increase regulatory risk in meeting regulatory requirements and expectations with respect to vulnerable customers (see risk factor 2.7). In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential’s business, balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements is reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge. For example, sustained inflationary pressures driving interest rates to higher levels may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group’s competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. High inflation, combined with an economic downturn or recession, may also result in affordability challenges, adversely impacting the ability of consumers to purchase insurance products. Rising inflation, via medical claims inflation (with rising medical import prices a factor under current market conditions), may adversely impact the profitability of the Group’s businesses.
Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.
1.2
Geopolitical and political risks and uncertainty may adversely impact economic conditions, increase market volatility and regulatory risks, cause operational disruption to the Group and its businesses and impact the implementation of its strategic plans, which could have adverse effects on Prudential’s business, financial condition, results of operations, and prospects.
The Group is exposed to geopolitical and political risks and uncertainty in the diverse markets in which it operates. Such risks may include:
–The application of government regulations, executive powers, sanctions, protectionist or restrictive economic and/or trade policies (including tariffs and embargoes) and related measures such as export controls, investment restrictions/screening and restrictions on the provision of services, restrictions on product design and repricing, or other measures adopted by governments, businesses or industries which increase trade barriers or restrict trade, sales, financial transactions, or the transfer of capital, investment, data (including data localisation requirements) or other intellectual property, with respect to specific territories, markets, companies or individuals;
–The closure, restriction or disruption of key international trade routes, shipping lanes, maritime chokepoints or other critical transport corridors by governments, military action or other geopolitical developments, resulting in increased transportation costs, delays, supply chain disruption or restrictions on the movement of goods, services, energy supplies or other critical commodities;
–An increase in the volume and pace of domestic regulatory changes, including those applying to specific sectors or business activities;
–The increased adoption or implementation of laws and regulations which may purport to have extra-territorial application (including the extraterritorial or secondary effects of sanction regimes or other trade restrictions);
–An increase in military tensions, regional hostilities or new conflicts which may disrupt business operations, investments, market confidence and expectations and growth;
–Withdrawals or expulsions from existing trading blocs or agreements or financial transaction systems, or fragmentation of systems, including those which facilitate cross-border payments;
–The implementation of measures favouring local enterprises including changes to the maximum level of non-domestic ownership by foreign companies, differing treatment of foreign-owned businesses under regulations and tax rules, or international trade disputes affecting foreign companies;
–Increased costs due to government mandates or regulations imposing a financial contribution to the government as a condition for doing business;
–Uncertainty in the enforceability of legal obligations where their interpretation may change or be subject to inconsistent or conflicting interpretation and application across jurisdictions or over time; and
–Measures which require businesses of overseas companies to operate through locally incorporated entities or with local partners, or with requirements for minimum local representation on executive or management committees.
The above risks may have an adverse impact on Prudential through their effects on the macroeconomic outlook and the environment for global, regional and national financial markets. Prudential may also face risks arising from economic sanctions imposed as a result of geopolitical conflicts and national security and economic decisions. The above risks may adversely impact the economic, business, legal and regulatory environment in specific markets or territories in which the Group, its joint ventures or jointly-owned businesses, sales and distribution networks, or third-party service providers have operations. For internationally active groups such as Prudential, operating across multiple jurisdictions, such measures may add to the complexity of legal and regulatory compliance and increase the risk of conflicts between the requirements of one jurisdiction and another and the potential for increased compliance costs or restrictions on business activities. See risk factors 4.1 and 4.3 below.
Geopolitical and political risks and uncertainty may adversely impact the Group’s operations and its operational resilience. Increasing geopolitical and political tensions may lead to conflict, civil unrest and/or civil disobedience as well as increases in domestic and cross-border cyber intrusion activity or other forms of hostile or malicious activity. Such events could impact operational resilience by disrupting Prudential’s IT systems (including software and hardware, networks, storage, applications, models and platform technologies), operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage and could require the diversion of management attention and resources.
Legislative or regulatory changes and geopolitical or political risks which adversely impact the international trading and economic relationships of Hong Kong, which is both a key market and the location of Group head office functions, may result in adverse sales, operational and product distribution impacts to the Group and could impair the Group’s ability to coordinate regional or global operations efficiently.
1.3
As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses, dividend payments and share buybacks. Any changes in the financial condition of Prudential’s subsidiaries could have an adverse effect on the Group's business, financial condition, results of operations and prospects.
The Group’s insurance and asset management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this ‘Risk factors’ section.
As a holding company, Prudential’s principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.
Prudential’s subsidiaries are generally subject to insurance, asset management, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits that can limit their ability to make remittances). In some circumstances, including where there are changes to general market conditions, this could limit Prudential’s ability to pay dividends to shareholders, to make available funds held in certain subsidiaries to cover the operating expenses of other members of the Group, or to execute business strategies such as share buybacks.
A material change in the financial condition of any of Prudential’s subsidiaries may have a material effect on the Group's business, financial condition, results of operations and prospects.
1.4
Prudential’s investment portfolio is subject to the risk of potential sovereign debt credit deterioration, which could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.
Investing in sovereign debt creates exposure to the direct or indirect consequences of geopolitical, political, social or economic changes (including changes in governments, heads of state or monarchs), military conflicts, regime change, pandemics and associated disruption, and other events affecting the markets in which the issuers of such debt are located and the creditworthiness of the sovereign.
Investment in sovereign debt obligations involves risks that are different from investment in the debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due (or in the agreed currency) in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default or restructuring. A sovereign debtor’s willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its financial position, the extent and availability of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor’s policy toward local and international lenders, geopolitical tensions and conflicts and the political constraints to which the sovereign debtor may be subject. Fiscal risks faced by sovereigns could increase due to elevated levels of indebtedness and increasing demands on government budgets stemming from rising social welfare costs, defence expenditures and climate transition efforts.
Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies’ exchange rates, or may adopt monetary, fiscal and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers and may reduce market liquidity of these debts.
In addition, if a sovereign default or other such events described above were to occur, as has happened in the past, other financial institutions may also suffer losses or experience solvency or other concerns, which may result in Prudential facing additional risks relating to investments in such financial institutions that are held in the Group’s investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected, as might counterparty relationships between financial institutions.
If a sovereign were to default on or restructure its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated, this could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.

1.5
Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties.
Prudential’s financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are important factors affecting public confidence in Prudential’s products, and, as a result, its competitiveness. Downgrades in Prudential’s ratings as a result of, for example, decreased profitability, a deteriorating solvency position, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders and attract new policyholders, as well as the Group’s ability to compete for acquisition and strategic opportunities. Downgrades could have an adverse effect on the Group’s financial flexibility, including its ability to issue commercial paper or other debt in a timely manner at acceptable levels and pricing, if at all, the potential imposition of higher funding costs, requirements to post collateral under or in connection with transactions, and constraints on its ability to manage market risk exposures. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group’s ability to meet its contractual obligations.
In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition or operating performance.
Any such downgrades could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may take in response to any such actions, which could also adversely affect its business and prospects.
1.6
Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.
Prudential’s operations generally write policies and invest in assets denominated in local currencies, but in some markets Prudential also writes policies and invests in assets denominated in non-local currencies, primarily in the US dollar. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential’s consolidated financial statements upon the translation of results into the Group’s presentation currency. This exposure is not separately managed at the Group level. The Group presents its consolidated financial statements in the US dollar. The results of some entities within the Group are not denominated in or linked to the US dollar and some enter into transactions which are conducted in non-US-dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results of these entities and non-US-dollar transactions, including the risks from the maintenance of the HK dollar peg to the US dollar. In cases where a non-US-dollar-denominated surplus arises in an operation which is to be used to support Group capital or shareholders’ interest (ie remittances), this currency exposure may be hedged where considered economically favourable. Prudential is also subject to residual risks arising from currency swaps and other derivatives that are used to manage such currency exposure. In addition, there may be second-order effects arising from changes in policyholder behaviour if policies denominated in a foreign currency (eg US dollar) are deemed unattractive, which could lead to higher surrender outgo and unfavourable shifts in new business sales.
2. Risks relating to Prudential’s business activities and industry
2.1
The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks and may affect Prudential’s operational capability and capacity. Failure of these initiatives to meet their objectives may adversely impact the Group and the delivery of its strategy.
Prudential may from time to time undertake operating model changes, corporate restructurings, transformation programmes and acquisitions or disposals to support its business strategy, enhance customer experience, strengthen operational resilience, meet regulatory and industry requirements, and maintain competitiveness. These initiatives are often large‑scale, complex and interconnected, aiming to drive efficiency, enhance digital capabilities, and expand strategic partnerships across multiple business functions and markets. While there can be no assurance of the successful completion or realisation of the intended benefits, if at all, of these initiatives, unplanned costs, implementation delays or failure to deliver intended outcomes could adversely affect Prudential’s business, employees, customers, financial condition, results of operations or prospects and could result in the diversion of management attention and resources. Leadership changes and shifts in business or operating models may also create uncertainty for employees and place additional strain on operational capacity and change‑management practices and could adversely affect employee engagement, retention and productivity. Initiatives undertaken to execute the Group’s strategy, enhance the control environment, respond to regulatory developments and/or adopt significant accounting standard changes may further amplify these risks. Risks relating to regulatory changes are described in risk factor 4.1 below.
The rapid pace of technological advancement presents both opportunities and risks for the Group’s transformation journey. Prudential’s exploration and implementation of innovative technologies, particularly AI, to enhance operational efficiency, decision-making, and strategic agility, exposes Prudential to challenges or failures in adopting innovative technologies, such as failure to systematically, prudently and/or effectively implement AI, and may put Prudential at risk of losing competitive advantage, as well as exposure to additional regulatory, information security, privacy, operational, ethical and conduct risks. High-quality training data is essential for building accurate and robust AI models. Without sufficient and well-structured data, AI systems may produce unreliable results or outputs that are not explainable or auditable or accurate. Real-world data collected during deployment and ongoing monitoring and updates may improve the reliability, efficiency and performance of AI models, but may also introduce new risks if such data is incomplete, inaccurate, improperly governed or biased. Prudential seeks to consider potential risks and negative outcomes, and proactively build risk mitigation governance practices, when implementing AI technologies to mitigate these unintended effects.

2.2
Prudential’s businesses are conducted in highly competitive environments with rapidly developing demographic trends. The profitability of the Group’s businesses depends on management’s ability to respond to these pressures and trends.
The markets for financial services are highly competitive, with a number of factors affecting Prudential’s ability to sell its products and its profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, range of distribution channels (including the emergence of new distribution models) and distribution quality, illustrative point-of-sale customer investment returns, ability to implement and comply with regulatory changes, the imposition of regulatory sanctions, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, delivery of non-guaranteed benefits (notably non-guaranteed investment returns) according to reasonable customer expectations set at and after the point-of-sale, the ability to respond to developing demographic trends, societal expectations, political influences, customer appetite for different types of insurance products, technological advances, and the interplay of these factors. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, have different financial and/or risk appetites, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential’s potential to grow its business as quickly as planned or otherwise implement its strategy. Technological advances, including those enabling increased capability for gathering large volumes of customer health data and developments in capabilities and tools for analysing and interpreting such data (such as AI, machine learning and predictive models as well as other digital technologies), may result in increased competition for the Group, and may reshape customer expectations and potentially give rise to new distribution models that may impact traditional distribution channels. This may also increase the competition risks resulting from a failure by the Group to retain existing talent, as well as hiring for newly emerging roles. Additionally, evolving regulatory requirements and the development of new technologies, including AI, may vary across the markets the Group operates in. This could limit the Group's ability to implement these technologies uniformly, resulting in disparities in innovation and cost efficiency, and adversely impacting the Group's competitive position.
The Group’s principal competitors include global life insurers, regional insurers and multinational asset managers. In most markets, there are also local companies that have a material market presence.
Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the use of AI technologies to improve operational efficiency and enhance customer experiences), new entrants with business models that have the potential to disrupt the existing value chain, the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.
Failure to do so may adversely impact Prudential’s ability to attract and retain customers and, importantly, may limit Prudential’s ability to take advantage of new business opportunities in the markets in which it operates, which may have an adverse impact on the Group’s business, financial condition, results of operations, growth and prospects.
2.3
Operational risks inherent in Prudential’s business, and those of its material partners, could disrupt its business functions and have a negative impact on its business, financial condition, and prospects.
Operational risks are present across all of Prudential’s businesses, including the risk of loss arising from inadequate or failed internal processes, systems or human error, misconduct, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber attacks, acts of terrorism, military conflict, civil unrest and other catastrophes whether natural or human-made) or other external events. These risks may also adversely impact Prudential through its business partners. Prudential relies on the performance and operations of a number of agency, bancassurance, outsourcing (including but not limited to external technology, data hosting and payments) and service partners. These include support functions, such as those relating to technology infrastructure, development and support, and customer-facing operations and services, such as product distribution and services (including through digital channels), and investment operations. This creates reliance upon the operational resilience of these partners and exposes Prudential to the risk that the operations and services provided by these partners are disrupted, or fail to meet required service levels. Further, Prudential operates in extensive and evolving legal and regulatory environments which adds to the complexity of the governance and operations of its business processes and controls.
Exposure to such risks could impact Prudential’s resilience and ability to perform necessary business functions if there are disruptions to its systems, operations, new business sales and renewals, distribution channels and services to customers, or could result in the loss of confidential or proprietary data. Such risks, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory penalties or sanctions, decreased profitability, financial loss and customer conduct risk impacts. This could damage Prudential’s reputation and relationships with its customers and business partners. A failure to adequately oversee service partners (or their technology and operational systems and processes including their security and resilience) could result in significant service degradation or disruption to Prudential’s business operations and services to its customers, which may have reputational or conduct risk implications and could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.
Prudential’s business requires the processing of a large number of transactions for a diverse range of products. It also employs complex and interconnected technology and finance systems, models and user-centric applications in its processes to perform a range of operational functions. These functions include the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, and using AI and digital applications to support the acquisition of new business. Many of these tools form an integral part of Prudential’s information and decision-making frameworks, and errors, limitations or misinterpretation of such tools may give rise to adverse consequences in core business activities, decision-making and reporting. Errors or limitations in these tools, or their inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting or reputational damage. The long-term nature of much of the Group’s business also means that accurate records must be maintained securely for significant time periods.

The performance of the Group’s core business activities and the uninterrupted availability of services to customers rely significantly on and require significant investment in resilient IT applications, data hosting, infrastructure and security architectural design, data governance and management and other operational systems, personnel, controls and mature processes. During large-scale disruptive events or times of significant change, or due to other factors impacting operational performance including adequacy of skilled/experienced personnel, the operational effectiveness of these systems and processes at Prudential and/or its third-party service providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels and services to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact Prudential’s reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success.
Although Prudential’s technology, compliance and other operational systems, models and processes incorporate strong governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no complete assurance as to the resilience of these systems and processes or that governance and controls will be effective, or effective at all times. Due to human error, among other reasons, operational and model risk incidents may occur from time to time, and no system or process can entirely prevent them. Prudential’s legacy and other technology systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/data breaches.
2.4
Cyber security risks, including attempts to access or disrupt Prudential’s technology systems, and loss or misuse of personal data, could have potential adverse financial impacts on the Group and could result in loss of trust from Prudential’s customers and employees and reputational damage, which in turn could have material adverse effects on the Group’s business, financial condition, results of operations and prospects.
Prudential and its business partners operate in an escalating cyber security risk landscape. Individuals (including employees, contractors and agents), groups or AI-enabled cyber tools may pose intentional or unintentional threats to the availability, confidentiality, and integrity of Prudential’s technology systems. These risks extend to the security of both corporate and customer data. The evolution of ransomware (a form of malicious software (malware) designed to restrict data access until a ransom is paid) could pose a threat to Prudential by impeding operations or resulting in the public exposures of sensitive information if the ransom is not promptly paid. Where these risks materialise, they could result in disruption to key operations, make it difficult to recover critical data or services, or result in damage to assets, any of which could result in loss of trust from Prudential’s customers and employees, reputational damage and direct or indirect financial loss.
The vast amount of personal and financial data held by financial services companies makes them attractive targets for cyber crime groups. Recent trends indicate that ransomware attacks are on the rise due to the proliferation of ransomware exploit toolkits and Ransomware-as-a-Service (RaaS) offerings, which provide threat actors with easy access to powerful attack tools. Simultaneously, global cyber security threats are becoming more sophisticated and impactful. As financial institutions increasingly rely on third-party vendors and interconnected systems, vulnerabilities in these supply chains can also be exploited by cyber criminals. A compromised vendor or service provider could inadvertently introduce malicious code or backdoors into the financial institution’s infrastructure, leading to potential data breaches or ransomware incidents or operational disruption.
Prudential’s increasing profile in its current markets and those into which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness, and increasing adoption of the Group’s digital platforms could also increase the likelihood of Prudential being considered a target by cyber criminals.
There are increasing requirements and expectations on Prudential and its business partners not only to hold the data of customers, shareholders and employees securely, but also to ensure its ongoing accuracy and that it is being used in a transparent, appropriate and ethical way, including in decision-making where automated processes or AI technologies are employed. As Prudential and its business partners increasingly adopt digital technology (including AI) in business operations, the data the Group generates creates an opportunity to enhance customer engagement while maintaining a responsibility to keep customers’ personal data safe. Various policies and frameworks are in place to govern the handling of customers' data. Failure to adhere to these policies may result in regulatory scrutiny and sanctions and detriment to customers and third-party partners, and may adversely impact the reputation and brand of the Group, its ability to attract and retain customers, and deliver on its long-term strategy.
The risk to the Group of not meeting these requirements and expectations may be increased by the expansion of cloud-based infrastructure and the usage of digital distribution and service channels, which can collect a broader range of personal and health-related data from individuals at increased scale and speed, as well as the use of complex tools, machine learning and AI technologies to process, analyse and interpret this data.
New and currently unforeseeable regulatory, reputational and operational issues may also arise from the increased use of emerging technology such as generative AI which requires careful consideration and guardrails established to enable its safe use. In addition, AI models are rapidly reshaping the technology risk landscape and may increase the Group’s exposure to new and evolving cyber security risks. The pace of technological change, evolution of cyber threats and reliance on external providers may increase the complexity of identifying, assessing and managing these risks. Regulatory developments in cyber security and data protection continue to progress worldwide. The focus on data privacy has continued to increase, with regulators in Asia and globally introducing new data privacy laws or enhancing existing ones. Such developments may increase the complexity of requirements and obligations in this area, in particular where they involve AI or data localisation restrictions, or where they require system-level modifications to digital applications or platforms or impose differing and/or conflicting requirements compared with those of other jurisdictions.
Prudential faces increased financial and reputational risks due to both dynamic changes in the regulatory landscape and the risk of a significant breach of IT systems or data. These risks extend to joint ventures and third-party suppliers in light of a dynamic cyber threat landscape including supply chain compromise, computer viruses, unauthorised access and cyber security attacks such as ‘denial of service’ attacks, phishing and disruptive software campaigns. Despite multi-layered security defences, there is no guarantee that such events will not occur, and they could have significant adverse effects on Prudential’s business, financial condition, results of operations and prospects.

2.5
Prudential’s digital platforms may heighten existing business risks to the Group or introduce new risks as the markets in which it operates, and its partnerships and product offerings evolve.
Prudential’s digital platforms are subject to a number of risks, including those related to legal and regulatory compliance and the conduct of business; the execution of complex change initiatives; information security and data privacy; the use of models and the handling of personal data (including those using or used by AI); the resilience and integrity of IT infrastructure and operations; and the management of third parties. These existing risks for the Group may be increased due to several factors:
–The number of current and planned markets in which Prudential’s digital platforms operate, each with their own laws and regulations, regulatory and supervisory authorities, the scope of application of which may be uncertain, conflicting or change at pace, may increase regulatory compliance risks;
–The implementation of planned digital platforms and services, which may require the delivery of complex, interconnected change initiatives across current and planned markets. This may give rise to design and execution risks, which could be amplified where these change initiatives are delivered concurrently;
–The increased volume, breadth and sensitivity of data on which the digital platforms are dependent and to which the Group has access, holds, analyses and processes through its models, increases information security, data privacy and usage risks. Furthermore, the use of complex models, including where AI is used for critical decision-making, in an application’s features and offerings may give rise to ethical, operational, security, conduct, litigation and reputational risks if they do not function, or do not function as intended;
–Reliance on and/or collaboration with a number of third-party partners and providers, which may vary according to the market. This may increase operational disruption risks to the uninterrupted provision of services to customers, regulatory compliance and conduct risks, and the potential for reputational risks; and
–Support for, and development of, the platforms being provided outside some of the individual markets in which the platforms operate, which may increase the complexity of local legal and regulatory compliance.
The expansion of digital platforms, including AI supported functionality, into new products, services, customer segments or business models may introduce new legal, regulatory, financial crime, operational, conduct, reputational and strategic risks for the Group. Regulations may be introduced, which limit the permitted scope of online or digitally distributed insurance and asset management services, or deployment of new technological services, and may restrict current or planned offerings provided by the platform.
A failure to implement appropriate governance and management of the incremental and new risks detailed above may adversely impact Prudential’s reputation and brand, its ability to attract and retain customers, its competitiveness, its ability to deliver on its long-term strategy and the financial position of the Group.
2.6
Partnerships in certain markets through joint ventures, associates and third party arrangements exhibit risks similar to the rest of the Group, while also introducing additional risks to the Group that could adversely affect Prudential’s reputation, business, financial condition, results of operations and prospects.
Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements (including associates). The financial condition, operations and reputation of the Group may be adversely impacted, or the Group may face regulatory censure, in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime and sustainability (including climate-related) risks (see risk factor 3.1 below), or fails to resolve disputes that may arise from existing agreements or during the course of implementing business strategy. Reputational risks to the Group are amplified where any joint ventures or jointly owned businesses carry the Prudential name.
A portion of the Group’s business comes from its joint venture and associate businesses in the Chinese Mainland and India, respectively. For such operations, the level of control exercisable by the Group depends on the terms of the contractual agreements as well as local regulatory constraints applicable to the joint venture and associate businesses, such as listing requirements; and, in particular, those terms providing for the allocation of control among, and continued cooperation between, the participants. As a result, the level of oversight, control and access to management information the Group is able to exercise at these operations may be lower compared to the Group’s wholly-owned businesses. This may increase the uncertainty for the Group over the financial condition of these operations, including the valuation of their investment portfolios and the extent of their invested credit and counterparty credit risk exposure, resulting in heightened risks to the Group as a whole. This may particularly be the case where the geographies in which these operations are located experience market or sector-specific slowdowns, disruption, volatility or deterioration. In addition, the level of control exercisable by the Group could be affected by changes in the maximum level of foreign ownership imposed on foreign companies in certain jurisdictions. The exposure of the Group to the risks detailed in risk factor 2.1 above may also evolve in line with the Group’s strategic initiatives, such as the expansion of the Group’s operations through joint ventures or jointly-owned businesses.
In addition, a significant proportion of the Group’s product distribution is carried out through agency arrangements and contractual arrangements with third-party service providers not controlled by Prudential, such as bancassurance arrangements, and the Group is therefore dependent upon the continuation of these relationships. The effectiveness of these arrangements, or temporary or permanent disruption to them, such as through significant deterioration in the reputation, financial position or other circumstances of the third-party service providers, material failure in controls (such as those pertaining to third-party service providers’ systems failure or the prevention of financial crime), regulatory changes affecting their governance or operation, or their failure to meet any regulatory requirements could adversely affect Prudential’s reputation and its business, financial condition, results of operations and prospects.

2.7
Adverse experience relative to the assumptions used in pricing products and reporting business results could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.
In common with other life insurers, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and other policy discontinuances or alterations, customer take-up rates on product options, economic conditions, investment performance and impairments, unit costs of administration and new business acquisition expenses. The potential adverse impacts to the profitability of the Group’s businesses from the upheavals in financial markets and levels of economic activity on customer behaviours are described in risk factor 1.1 above.
Prudential, like other insurers, needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. A further factor is the assumptions that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group. Prudential’s persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. If actual levels of persistency are significantly different than assumed, the Group’s results of operations could be adversely affected.
The Group’s businesses are subject to inflation risk. In particular, the Group’s medical insurance businesses are also exposed to medical inflation risk, which is often in excess of general price inflation. While the Group has the ability to reprice some of its products, such repricing is dependent on the availability of operational and resource capacity to do so, as well as the Group’s ability to implement such repricing in light of the increased regulatory restrictions, political influences, and customer and societal expectations reflecting the affordability of insurance products and the protection of vulnerable customers, as well as the commercial considerations of the markets the Group operates in. Evolving regulatory requirements relating to the design and repricing of medical reimbursement products may also impact the profitability of these products. Further, the profitability of the Group’s businesses may be adversely impacted by downgrade and/or policy termination experience following any repricing of medical reimbursement products.
In addition, Prudential’s business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases in the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically, but the likelihood, timing or severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combatting the spread and severity of any epidemics, as well as pharmaceutical treatments and vaccines (and their rollouts) and non-pharmaceutical interventions, could have a material impact on the Group’s claims experience.
Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to: the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract; and the risk of being unable to replace an existing reinsurer, or find a new reinsurer, for the risk transfer being sought.
Any of the foregoing, individually or together, could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.
3. Risks relating to sustainability (including environmental, social and governance (ESG) and climate-related) matters
3.1
The failure to understand and respond effectively to the risks associated with sustainability factors could adversely affect Prudential’s achievement of its long‑term strategy.
Sustainability-related risks refer to environmental, social or governance issues, trends or events that could have a financial or non-financial impact on the Group, and/or arise from the Group’s external impacts on the environment and wider society through its practices, strategy and commitments. A failure to manage the risks associated with key sustainability themes may undermine Prudential’s financial performance, operational resilience and sustainability credentials, adversely impact its reputation and brand, and its ability to attract and retain customers, investors, employees and distribution and other business partners, and therefore the results of its operations and the delivery of its business strategy and long-term financial success. As investors are increasingly being seen as partly responsible for the actions of the companies they invest in, Prudential, as an asset owner and asset manager, may also face sustainability-related risks from investee companies.
aEnvironmental risks
Environmental concerns, notably those associated with climate change, biodiversity loss and nature degradation, present potential long-term risks to the sustainability ambitions of Prudential and may impact its customers and other stakeholders. Prudential is therefore exposed to the long-term impact of climate change and nature degradation, including both financial and non-financial impacts arising from transition, physical drivers, as well as reputational, shareholder, regulatory, customer and third-party litigation risks.
Recognising the long-term nature of the Group’s investment time horizon, the global transition to a lower carbon economy, including where it is disorderly or fragmented, together with increasing focus on nature preservation, may adversely impact investment valuations and liquidity. This may occur as financial assets of carbon-intensive companies are re-priced due to higher operating costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed versus disorderly and reactive, will be influenced by factors such as changes in geopolitics, public policy, technology and customer or investor sentiment. Prudential’s stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of the relevant market and investee-company-level transition plans with consideration given to the impact on the economies, businesses, communities and customers in these markets. The potential economic impacts of transition risks may also have a broader economic impact that may adversely affect customers and their demand for the Group’s products.
The Group’s ability to sufficiently understand, measure and appropriately respond to these risks continues to evolve and may be limited by unavailable, insufficient or unreliable data on carbon exposure, nature-related impacts and dependencies, and investee transition plans. This may impact the Group’s ability to deliver on its external decarbonisation commitments and the implementation of sustainability considerations in existing or new sustainability-orientated investment strategies and products. Additionally, current limitations in financial climate and nature modelling tools make it challenging to assess the financial impact of climate-related risks on the Group and its investment portfolio, particularly for longer-term time horizons.
Climate-related physical risks arise from acute and chronic changes in climate patterns. Acute risks include the increasing frequency and severity of shorter-term extreme weather events such as typhoons, floods, heatwaves, and wildfires, while chronic risks relate to longer-term shifts such as rising temperatures, more frequent extreme rainfall, and prolonged drought. These risks may become increasingly significant factors in the mortality and morbidity risk assessments for the Group’s insurance product underwriting and offerings and their associated claims profiles.
Climate change and nature loss are interconnected and mutually reinforcing. More frequent and severe climate events can accelerate the degradation of critical ecosystems, undermining nature’s ability to support food security, public health, and economic livelihoods, while reducing its ability to mitigate climate change. Climate- and nature-related risks may therefore disproportionately impact economies in the Asia and Africa markets in which Prudential operates and invests, particularly those with a high dependence on natural capital. A failure to understand, manage and provide greater transparency of its exposure to these environment-related risks may have increasingly adverse implications for Prudential and its stakeholders. At the same time, evolving and diverging approaches to sustainability in different jurisdictions, in some cases with extraterritorial reach, create challenges for global businesses such as Prudential in meeting differing requirements and expectations.
bSocial risks
Social risks that could impact Prudential may arise from a failure to consider diversity, wellbeing, changing needs, human rights and interests of its customers and employees and the communities in which the Group and its third parties operate. Perceived or actual inequity and income disparities have the potential to further erode social cohesion across the markets in which the Group operates, potentially increasing operational and disruption risks to the execution of the Group’s strategy.
Insurers use claims experience and risk profiles of different homogeneous customer cohorts such as age, gender and health status to determine the insurance premiums and/or charges. Insurers' ability to set differential premiums and/or charges may be viewed as an equitable and risk-based practice in some societal settings but may be perceived by other customers as discriminatory in certain societal settings. Failure to understand and manage these divergent views across the markets in which Prudential operates may adversely impact the Group’s financial condition and reputation. The direct physical impacts of climate change and deterioration of the natural environment, together with the societal impact arising from transition-related measures, may disproportionately affect lower socioeconomic groups, with implications on the stability of livelihoods, health outcomes and financial resilience. These risks are heightened as Prudential operates in multiple jurisdictions that are particularly vulnerable to climate change and biodiversity degradation, with distinct local cultures and considerations.
Evolving social norms and emerging population risks associated with public health trends (such as an increase in obesity, metabolic syndrome and mental health deterioration) and demographic changes (such as population urbanisation and ageing), as well as potential migration or displacement due to climate- and nature-related factors, may affect customer lifestyles and therefore may impact the level of claims and persistency under the Group’s insurance product offerings.
As a provider of insurance and investment services, the Group is increasingly focused on making its products more accessible through the use of digital services, technologies and distribution methods to customers. As a result, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and AI technologies. The Group is therefore exposed to an increase in technology risk, including potential unintended consequences from algorithmic biases, as well as regulatory, ethical and reputational risks associated with customer data misuse or security breaches. These risks are explained in risk factors 2.4 and 2.5 above. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations, including those relating to how the Group supports its customers through this transformation.
Failure to foster an inclusive, diverse and open environment for the Group’s employees in accordance with the Group Code of Conduct could impact the ability to attract and/or retain employees and increase potential reputational risk. The business practices within the Group’s third-party supply chain and investee companies with regards to topics including labour standards, respect for human rights and modern slavery may also expose the Group to potential reputational and regulatory risks.
cGovernance
A failure to maintain high standards of corporate governance may adversely impact the Group, its customers and its employees, increasing the risk of poor decision-making and inadequate oversight and management of key risks. Poor governance may arise where key governance committees lack independence, diversity, skills or experience among their members, or where oversight responsibilities and mandates are unclear or insufficient. Ineffective oversight over remuneration structures may also increase the risk of inappropriate senior management behaviours and misaligned incentives.
Prudential operates across multiple jurisdictions with a group and subsidiary governance structure, adding complexity to governance and oversight. Participation in joint ventures or partnerships where Prudential does not have direct overall control, along with the use of third-party service providers, increases the potential for reputational risks arising from inadequate governance.
The pace and volume of evolving sustainability, environmental and climate-related regulations and standards across the markets in which the Group operates, alongside increasing expectations for credible transition planning, disclosures and external assurance over the longer term, may heighten regulatory compliance, operational, disclosure and litigation risks. These risks are amplified by the multi-jurisdictional coordination required in adopting a consistent risk management approach. The launch of sustainability-focused funds or products, or the (method of) incorporation of sustainability considerations within the investment process for existing products, may increase the risks related to the perceived fulfilment of fiduciary duties to customers and investors by the Group’s appointed asset managers, and may subsequently increase regulatory compliance, customer conduct, product disclosure, litigation and reputational risks. Prudential’s voluntary memberships of, or participation within, industry organisations and groups or their initiatives may also increase stakeholder expectations of the Group’s acquiescence or compliance with their publicised positions or aims. The reputational and litigation risks of the Group may subsequently increase where the stated positions or aims of such industry organisations or their initiatives continue to evolve, or where jurisdictions interpret their objectives as adversely impacting on markets or consumers, including, for example, perceived conflicts with anti-trust laws. See risk factor 4.1 for details of sustainability including ESG and climate-related regulatory and supervisory developments with potential impacts for the Group.
Sustainability risks may directly or indirectly impact Prudential’s business and the achievement of its strategic focus on providing greater and more accessible health and financial protection, and responsible stewardship and investment within the markets in which the Group operates to support a just and inclusive transition and nature restoration. Such risks may also adversely impact Prudential from meeting its objective of building a sustainable business that delivers a positive impact on its broad range of stakeholders, ranging from customers, institutional investors, employees and suppliers to policymakers, regulators, industry organisations and local communities. A failure to transparently implement the Group’s Sustainability Strategy across its local businesses and its operational, underwriting and investment activities, as well as a failure to implement and uphold responsible business conduct, may adversely impact the financial condition and reputation of the Group. This may also negatively impact the Group’s stakeholders, who all have expectations, concerns and aims related to sustainability matters, which may differ, both within and across stakeholder groups and the markets in which the Group operates.
In its investment activities, Prudential’s stakeholders increasingly have expectations of, and place reliance on, an approach to responsible investment that demonstrates how sustainability considerations are effectively integrated into investment decisions and the performance of fiduciary and stewardship duties. These duties include effective implementation of exclusions, voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager, in line with internally defined procedures and external commitments. The increased demands and expectations of stakeholders for transparency and disclosure of the activities that support these duties further heighten disclosure risks for the Group, including those associated with potentially overstating or misstating the positive environmental or societal impacts of the Group’s activities, products and services (eg greenwashing).
4. Risks relating to legal and regulatory requirements
4.1
Prudential conducts its businesses subject to regulation and associated regulatory risks, including changes to the basis of regulatory supervision or intervention of the Group, the level of regulatory scrutiny arising from the Group’s reported events, the effects and pace of changes in the laws, regulations, policies, their interpretations and application, and any industry or accounting standards in the markets in which it operates.
Any non-compliance with laws, regulations, government policies, or common industry practices and standards or rules in the financial services and insurance sector (including those applicable to relevant companies, individuals or distributors) can adversely affect Prudential’s operations, licences, business continuity or reputation. In the markets in which Prudential operates, it is subject to regulatory requirements for ongoing business operations as well as obligations with respect to financial crime, including anti-money laundering (AML), sanctions compliance, and anti-corruption and fraud, which may either impose obligations on the Group to act in a certain manner or restrict the way that the Group can act in respect of specified individuals, organisations, businesses, territories and/or governments. A failure to comply with such requirements may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory penalties, heightened regulatory scrutiny or enforcement actions, or restrictions on the Group, including limitations on its ability to conduct business.
The impact from regulatory developments may also be material to Prudential; for instance, regulatory changes may be required to its product range, distribution channels, sales and servicing practices, data handling, technology systems, platforms and applications (including AI) and operational management processes, competitiveness, profitability, capital requirements, risk appetite and risk management approaches, corporate or governance structure, financial and non-financial disclosures and reported results, and financing requirements. Regulatory changes and political influences may also impact the Group’s ability to reprice its products, particularly medical reimbursement products as observed in some markets in which the Group operates. Changes in capital-related regulations may affect the sensitivity of capital to market factors and the allocation of capital and liquidity within the Group. Regulators may also change solvency requirements or methodologies for determining components of the regulatory or statutory balance sheet, including the reserves and the level of capital required to be held by individual businesses (with implications for the Group capital position). Other government interventions due to financial and global economic conditions may also lead to a tightened business operating environment and heightened regulatory scrutiny.
For internationally active groups such as Prudential, operating across multiple jurisdictions (including cross-border activities) may increase the complexity and volume of legal and regulatory compliance challenges. The multitude of laws and regulations in the jurisdictions in which Prudential operates is dynamic and may be subject to ongoing changes. Legal and regulatory obligations may also be unclear in their application to particular circumstances, which may affect Prudential’s ability to enforce the Group’s rights in the manner intended and reduce predictability for Prudential’s business operations. Compliance with Prudential’s legal or regulatory obligations, including those in respect of international sanctions, sustainability efforts and human resources practices, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. Geopolitical and global tensions may also lead to realignment among blocs, or challenging supply chains, which may lead to an increase in the volume and complexity of international sanctions or controls. These risks may be increased where uncertainty exists as to the scope of regulatory requirements and obligations, and where the complexity of specific cases applicable to the Group is high.
Further information on specific areas of regulatory and supervisory requirements or changes is included below.

aGroup-wide Supervision (GWS) regulatory framework
The Hong Kong Insurance Authority (Hong Kong IA) is the Group-wide supervisor for Prudential. The Group is subject to the Hong Kong IA's GWS Framework, which is principles-based and outcome-focused, allowing the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. Prudential has in place various monitoring mechanisms and controls to ensure ongoing compliance and to promote constructive engagement with the Hong Kong IA as its Group-wide supervisor.
bThe Group's regulatory landscape
The Group continues to operate in a period of heightened regulatory change across its principal markets. In the first half of 2026, a number of material regulatory initiatives progressed across the markets in which the Group operates. Many of these remain under development, and their ultimate scope, timing and operational impact will depend on the finalisation of relevant regulatory requirements:
–Customer protection, sales conduct and product governance remain key regulatory priorities across several of the Group's core markets. Supervisory expectations have continued to strengthen, including enhanced participating product governance and intermediary oversight in Hong Kong, revised adviser fit-and-proper and remuneration standards in Singapore, heightened product disclosure requirements across multiple jurisdictions, and tighter agent licensing requirements in Vietnam. Collectively, these developments may necessitate further enhancement of the Group's distribution, product governance and conduct frameworks.
–Health insurance affordability is emerging as a regional supervisory focus. Singapore is introducing measures to moderate premium inflation through restrictions on rider coverage, while Indonesia and Malaysia are advancing reforms in 2026 and 2027 covering pricing controls, standardised product design and enhanced disclosure requirements. These reforms, individually or collectively, may affect the design, pricing and profitability of the Group’s health insurance products.
–Regulatory expectations relating to data protection, operational resilience, third-party risk management and AI continue to intensify. Key developments include new data protection regimes in Vietnam and Thailand, enhanced operational and third-party risk management requirements in Singapore, AI-related regulatory proposals across several markets, implementation of the Digital Operational Resilience Act (DORA) in the European Union, strengthened cybersecurity and e-commerce obligations in Vietnam, and a forthcoming Hong Kong IA requirement for mandatory notification of regulatory breaches, regardless of severity. These developments may result in additional compliance, technology and reporting obligations.
–The business environment in the Chinese Mainland continues to evolve. State Council Decree No. 837 on Outbound Investment, effective 1 July 2026, establishes a foundational legal framework that regularises oversight and strengthens protections for compliant outbound investment. While the Decree largely consolidates existing requirements, its practical implementation remains uncertain and could influence cross-border economic activity, capital mobility and demand for insurance solutions outside the Chinese Mainland for individual investors and investment-linked offshore financial products.
The pace and volume of sustainability-related regulatory developments, including ESG and climate-related changes, continue to accelerate. Regulators across Asia, the UK and Europe are strengthening supervisory, disclosure, environmental and climate related risk management and transition planning requirements. International standard setters, such as the International Sustainability Standards Board (ISSB), continue to advance global sustainability and climate-related disclosure requirements, which jurisdictions are considering adopting and, in some cases, mandating implementation. Since the start of 2026, a number of markets, including Hong Kong, have begun phasing in mandatory ISSB-aligned disclosures, alongside assurance frameworks and supervisory guidance to strengthen the quality and credibility of disclosures. As local regulatory expectations continue to increase, some jurisdictions are exploring relief mechanisms that would allow local entities to rely on parent company ISSB-aligned Group disclosures rather than prepare separate local disclosures, potentially reducing the regulatory burden on operating companies. However, this interoperability may not always be seamless due to jurisdiction-specific adaptations of the standards, creating the potential for overlapping reporting burdens across markets. Across Asia, sustainable finance taxonomies have been introduced or remain under development, alongside regional efforts such as the ASEAN Taxonomy, to support the mobilisation of green investment. Regulators such as the UK Financial Conduct Authority, the European Commission (working with the European Securities and Markets Authority) and the Monetary Authority of Singapore (MAS) have introduced more prescriptive requirements and guidelines relating to the use of sustainability and ESG-related terminology in the labelling of investment products. These developments may give rise to regulatory compliance, customer conduct, operational, reputational, and disclosure risks. They also require Prudential to coordinate across multiple jurisdictions to apply a consistent risk management approach, which may prove difficult against the backdrop of contrary trends in the US.
Technology advancements, together with heightened expectations relating to AI, technology risk and privacy, necessitate enhanced execution, oversight and monitoring to ensure regulatory adherence. The growing adoption of AI has introduced new and unforeseen risks, including resilience-related concerns on data security, privacy, cross-border data transfer, and cyber risk management.
Anti-money laundering (AML) and broader financial crime compliance remain key supervisory priorities across the Group's markets. Recent years have seen material enforcement actions and monetary penalties imposed across the financial services industry, reflecting an increasing regulatory focus on the effectiveness of financial crime controls, rather than their design alone.
cInternational insurance standards developments
The International Association of Insurance Supervisors (IAIS) sets global standards for the insurance sector, through the Insurance Core Principles and the Common Framework (ComFrame). The Insurance Core Principles provide a broad framework for insurance supervision globally, while ComFrame offers additional, enhanced standards for the supervision of Internationally Active Insurance Groups (IAIGs). These standards significantly influence group-wide regulatory frameworks such as the Hong Kong IA’s GWS requirements, consequently impacting Prudential, which has been designated as an IAIG by the Hong Kong IA according to the criteria set out in IAIS’s ComFrame. The IAIS's standards and guidelines also play a crucial role in shaping regional regulations in many jurisdictions in which Prudential operates.
There are a number of ongoing global industry developments by the IAIS that could lead to new macroprudential, operational and conduct standards, resulting in additional burdens or adverse impacts on the Group and its business units. These developments cover the monitoring of key insurance risks and trends (including protection gaps), standards setting, and the assessment of standards implementation in the areas of systemic risk, the Insurance Capital Standard (ICS), insights for sustainability risk (including climate risk), customer treatment and AI-related aspects specifically for the global insurance sector.

In November 2025, the Financial Stability Board (FSB), a global body that ensures international financial stability, reaffirmed its decision to use the IAIS’s Holistic Framework for the assessment and mitigation of systemic risk in the insurance sector. The FSB continues to publish an annual list of insurers that will be subject to resolution requirements, in order to provide transparency to market participants that the reported insurers and their regulators and supervisors are working to be better equipped to address stress or failure, and shows that the relevant authorities are working together across borders. The Holistic Framework also includes the Global Monitoring Exercise, which is a process for the identification of any build-up of systemic risk and the IAIS conducted a consultation with a revised document published on the Global Monitoring Exercise in 2025. Prudential continues to participate in the exercise. The MAS introduced a Domestic Systemically Important Insurers (D-SII) framework in Singapore effective from 1 January 2024 and has designated Prudential Assurance Company Singapore as a D-SII. In 2025, the Hong Kong IA introduced a new framework for the classification of D-SIIs (entities whose failure will cause significant disruption to the local financial system in Hong Kong) and classified Prudential Corporation Asia Limited, which is the senior regulated entity within the Group, as a D-SII. The FSB and the IAIS have set out a framework for the recovery and resolution of IAIGs, and the Hong Kong IA is currently working on resolution requirements. The MAS and the Hong Kong IA are expected to continue to align with the latest FSB and IAIS standards and guidelines relating to systemic risk.
The ICS was adopted by the IAIS in December 2024, and is a global, risk-based measure of capital adequacy for IAIGs as the quantitative element of IAIS’s ComFrame. The ICS will serve as a group-wide prescribed capital requirement, which is a solvency control level below which supervisors will intervene on group capital adequacy grounds. Prudential, as an IAIG, continues to work with the Hong Kong IA on the implementation of the ICS.
As a result, there remains a degree of uncertainty over the potential impact of ongoing global industry and regulatory developments across the Group.
dChanges in accounting standards and other principles to determine financial metrics
The Group’s financial statements are prepared in accordance with IFRS. In addition, the Group provides supplementary financial metrics prepared on alternative bases to discuss the performance and position of its business. Any changes or modification to IFRS accounting policies or the principles applied to determine the supplementary metrics may require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency. Furthermore, investors, rating agencies and other stakeholders may take time to gain familiarity with the revised results and to interpret the Group’s business performance and dynamics. Such changes may also require systems, processes and controls to be updated and developed that, if not managed effectively, may increase the operational risk of the Group in the short term.
e.Policyholder protection schemes
Various jurisdictions in which Prudential operates have created policyholder protection schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions.
4.2
The Group and its intermediaries may conduct business in a way that adversely impacts the fair treatment of customers, which could negatively affect Prudential’s business, financial condition, business operations and prospects, as well as its relations with current and potential customers and its reputation.
At any stage of the customer and product life cycle, the Group or its intermediaries may conduct business in a way that adversely impacts customer outcomes, or the fair treatment of customers, or that results in regulatory breaches, including cross-border and licensing violations, and reputational damage. This may arise through a failure to design, provide and promote suitable products and services to customers that meet their needs, are clearly explained or deliver real value, provide and promote a high standard of customer service, appropriately and responsibly manage customer information, or appropriately handle and assess complaints. A failure to identify or implement appropriate governance and management of distribution and conduct risks may result in harm to customers and regulatory sanctions and restrictions, and may adversely impact Prudential’s reputation and brand, its ability to attract and retain customers, its competitiveness, and its ability to deliver on its long-term strategy. There is an ongoing focus by regulators and supervisors on customer protection, suitability and inclusion across the markets in which the Group operates, thereby increasing regulatory compliance and reputational risks to the Group in the event the Group is unable to effectively implement the regulatory changes and reforms.
Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to product sales (including sales distribution practices and product suitability) and the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations, regulatory reviews of broader industry practices and products sold in the past under acceptable industry or market practices at the time (including in relation to lines of business that are no longer active). Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them and the responsibility of product providers for the deficiencies of third-party distributors.

4.3
Litigation, disputes and regulatory investigations may adversely affect Prudential’s business, financial condition, cash flows, results of operations and prospects.
Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, asset management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential’s businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential’s markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by Prudential, including individual claims, class action litigation, arbitration, enforcement proceedings and other regulatory or governmental actions including government investigations. Although Prudential believes that it has adequately provided in all material respects for the costs of known litigation and regulatory matters, no assurance can be provided that such provisions will be sufficient or that material new matters will not arise. Given the large or indeterminate amounts of damages sometimes sought, the possibility of fines, penalties, remediation costs or other sanctions and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have a negative effect on Prudential’s business, financial condition, cash flows, results of operations and prospects.
In addition, Prudential operates in some jurisdictions in which the legal framework for the enforcement of contracts can be unpredictable. As a consequence, the enforceability of legal obligations and their interpretation may change or be subject to inconsistent application, which could adversely affect Prudential’s legal rights.
4.4
Changes in tax legislation may result in adverse tax consequences for the Group’s business, financial condition, results of operations and prospects.
Tax rules, including those relating to the insurance industry and the Organisation for Economic Co-operation and Development (OECD) Pillar Two global minimum tax and domestic minimum tax rules (which now apply to the whole Group), may change, including through changes in interpretation or with retrospective effect, in any of the jurisdictions in which Prudential operates. These changes may result in additional tax liabilities and higher compliance and reporting obligations for Prudential. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation, could affect Prudential’s business, financial condition, results of operations, and prospects.

Definitions of performance metrics
Adjusted CSM release
Adjusted release of CSM reflects an adjustment to the release of CSM in respect of losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort, and hence which are combined for the purposes of determining the adjusted release amount.
Adjusted release of CSM is reconciled to IFRS release of CSM for the year as discussed in note B1.3 of the IFRS financial results.
Adjusted CSM release rate
Adjusted CSM release rate is defined as the adjusted release of CSM to the income statement in the period divided by the total of the closing CSM balance after adding back the adjusted release in the period and the effect of movements in exchange rates. For half-year reporting, the CSM release rate is annualised by multiplying the results by two.
Adjusted operating profit
Adjusted IFRS operating profit based on longer-term investment returns.
This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial results and a fuller definition given in note B1.2.
Adjusted operating profit after tax
Adjusted operating profit less tax attributable to items within adjusted operating profit.
Adjusted total comprehensive equity
Adjusted total comprehensive equity represents the sum of Group IFRS shareholders’ equity and CSM, net of reinsurance (unless attaching wholly to policyholders), non-controlling interests and tax.
See note C3.1 (b) and II(ii) of the Additional financial information for reconciliation to IFRS shareholders' equity.
Agency new business profit
New business profit generated from the agency channel.
Annual premium equivalent (APE) sales
A measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the period for all insurance products.
See note II(vi) of the Additional financial information for further explanation.
Average monthly active agents
An active agent is defined as an agent who sells at least one case with a Prudential life insurance entity in the month. Average monthly active agents is expressed for each reporting period as the sum of active agents in each month divided by the number of months in the period.
Bancassurance new business profit
New business profit generated from the bancassurance channel.
Basic earnings per share (EPS) based on adjusted operating profit
Calculated as adjusted operating profit after tax, less non-controlling interests, divided by the weighted average number of ordinary shares outstanding during the period, excluding those held in employee share trusts, which are treated as cancelled.
See note B3 to the IFRS financial results for more detail and calculation, including the diluted version of this metric and reconciliation to basic earnings per share based on IFRS profit after tax.
Customer numbers
A customer is defined as a unique individual or entity who holds one or more policies, that has had premiums paid, with a Prudential life insurance entity, including 100 per cent of customers of the Group's joint ventures and associates. Group business is a single customer for the purpose of this definition.
Customer relationship net promoter score (rNPS)
Net promoter score on overall strength of customer relationship, based on customers’ survey responses to how likely they would be to recommend Prudential. It measures the response on a scale of 0–10 where 9 or 10 are Promoters, 7 or 8 are Passives and 0–6 are Detractors. The score equates to the percentage of promoters less the percentage of detractors. Our customer rNPS target relates to each market’s NPS performance versus their respective peers.
Customer retention rate
Calculated as the number of customers at the beginning of the period minus exits during the period (net of reinstatement) over the number of customers at the beginning of the period.

Eastspring cost/income ratio
The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees.
See note II(v) of the Additional financial information for calculation.
Eastspring investment performance – percentage of funds under management outperforming benchmarks
This measure represents the percentage of active funds under management at the balance sheet date that outperformed their performance benchmark over the time period stated (one or three years). Funds with no performance objective, which includes passive funds and non-discretionary portfolio, are excluded from this measure.
Eastspring total funds under management or advice
Total funds under management or advice including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice.
Free surplus
For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (TEV total net worth) over the TEV capital required to support the covered business. Adjustments are also made to enable free surplus to be a better measure of shareholders' resources available for distribution. For asset management and other non-insurance operations (including the Group’s central operations), free surplus is taken to be IFRS shareholders’ equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group’s capital regime.
Free surplus excluding distribution rights and other intangibles
This measure of free surplus (see above) excludes intangible assets representing rights under distribution contracts and other intangibles.
Free surplus ratio
Free surplus ratio is defined as the sum of Group free surplus, excluding distribution rights and other intangibles, and the TEV required capital of the life business, divided by the TEV required capital of the life business. Group free surplus, excluding distribution rights and other intangibles, consists of the free surplus of the insurance business combined with the free surplus of asset management and other non-insurance operations, as defined above and shown in the Movement in free surplus table within the TEV basis results. Group total free surplus forms part of the TEV shareholders' equity as set out in the TEV basis results.
TEV shareholders' equity is reconciled to IFRS shareholders' equity in note II(viii) of the Additional financial information. Given the differing basis of preparation for the IFRS and TEV results, individual TEV and IFRS line items are not directly comparable.
Group net operating free surplus generated
‘Group operating free surplus generated from insurance and asset management business’ net of investment in new business, less central costs, eliminations and restructuring costs, net of tax.
Group TEV
Group TEV equity, excluding goodwill attributable to equity holders.
Group TEV equity
Shareholders' equity prepared in accordance with the TEV methodology.
See note II(viii) of the Additional financial information for reconciliation to IFRS shareholders' equity.
Group TEV equity per share
Group TEV equity per share is calculated as Group TEV equity divided by the number of issued shares at the end of the period. See TEV basis results for calculation.
Group TEV per share
Group TEV per share is calculated as Group TEV divided by the number of issued shares at the end of the period. See TEV basis results for calculation.
Group funds under management
Represents all assets managed or administered by or on behalf of the Group, including those assets managed by third parties. Assets under management include managed assets that are included within the Group’s statement of financial position and those assets belonging to external clients outside the Prudential Group, which are therefore not included in the Group’s statement of financial position. A reconciliation to this measure from investments shown in the Group balance sheet is given in note I(iii) of the Additional unaudited financial information.
Group leverage ratio (Moody's basis)
Leverage measure calculated as the Group gross debt, including commercial paper, as a proportion of the sum of IFRS shareholders’ equity, 50 per cent of the surplus in the Group’s with-profit funds, 50 per cent of the CSM and the Group's gross debt including commercial paper.

Group operating free surplus generated from in-force insurance and asset management business (or Gross OFSG)
Operating free surplus is the financial metric the Group uses to measure the internal cash generation of our business operations and is generally based on (with adjustments) the capital regimes that apply locally in the various jurisdictions in which the Group operates. Operating free surplus generated from in-force insurance business represents amounts emerging from the in-force business during the year before deducting amounts reinvested in writing new business and excludes restructuring costs and non-operating items. For asset management businesses, it equates to post-tax IFRS adjusted operating profit for the period. Central costs are excluded from this amount.
Group operating free surplus generated from insurance and asset management business
Equates to 'Group operating free surplus generated from in-force insurance and asset management business' net of investment in new business for the life business.
GWS capital surplus over GPCR
Estimated GWS capital resources in excess of the GPCR before allowing for the 2026 first interim dividend. Prescribed capital requirements are set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures. The estimated GWS Group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR. GWS capital surplus is determined on a shareholder basis and a total Group basis as described in note I(i) of the additional information.
Health and protection products
Health and protection products are products where insurance benefits represent a meaningful component of the product. These benefits include mortality, morbidity and health benefits. Examples may include pure term, participating whole life, critical illness, cancer, personal accident, hospital cash, medical reimbursement, and legacy planning products. Benefits may be paid as a lump sum, staggered payments, reimbursement of eligible expenses, or other policy benefits depending on the product design. Health products, as defined below, are part of health and protection products.
Health and protection products may be sold as standalone policies, as riders attached to life insurance products, or as an integrated proposition bundled with a savings element. For bundled products, the classification considers the proportion of the product’s premium that is expected to be spent on health and protection benefits rather than savings benefits.
Health new business profit
New business profit from health products (see definition below).
Health products
Health products comprise products that cover medical expenses, including expenses arising from critical illness and cancer treatment, hospital cash benefits and personal accident benefits. These products typically are annually renewable and involve diagnosis or treatment by licensed physicians or medical facilities. Lump sum critical illness products are classified as protection products rather than health products.
Hospital Cash
Hospital cash is an insurance product feature that pays out a fixed cash amount if the policyholder has hospital treatment.
IFRS shareholders' equity per share
IFRS shareholders’ equity per share is calculated as closing IFRS shareholders’ equity divided by the number of issued shares at the end of the period.
See note II(iv) of the Additional financial information for calculation.
Net cash remitted by business units
Net cash amounts remitted by businesses are included in the holding company cash flow. This comprises dividends and other transfers from businesses, net of capital injections, that are reflective of earnings and capital generation.
Net zero
A state in which greenhouse gas emissions from activities in the value chain of an organisation are reduced as close to zero as possible, with any residual emissions balanced by removals from the atmosphere, in a time frame consistent with the Paris Agreement. Our ambition is that the assets we hold on behalf of our insurance companies will be net zero by 2050.
New business profit (NBP)
Presented on a post-tax basis, on business sold in the period, calculated in accordance with Group TEV methodology.
New business profit is reconciled to IFRS new business CSM in note II(vii) of the Additional financial information.
New business margin on APE (%)
New business profit divided by APE sales over the same period.
New business margin on PVNBP (%)
New business profit divided by PVNBP sales over the same period.
New business profit per active agent
Average monthly 'agency new business profit' divided by the 'average monthly active agents' for the relevant period. Includes 100 per cent of new business profit and active agents in joint ventures and associates.

New to bancassurance customers from strategic partners
The number of customers who hold at least one insurance policy of any type (including either Individual or Group policies as Life Assured) sold by our strategic bank partners (excluding partners of joint ventures and associates and our strategic partner in Cambodia and Laos) at the end of the measurement period, but do not hold any insurance policies sold by our relevant strategic bank partners at the beginning of the measurement period. The measurement period is the current period of the report.
Operating return on embedded value
Calculated as TEV operating profit net of non-controlling interests divided by the opening Group TEV excluding intangibles.
See note II(ix) of the Additional financial information for the calculation.
Operating return on IFRS shareholders’ equity
Calculated as adjusted operating profit, net of tax and non-controlling interests, divided by the average IFRS shareholders’ equity.
See note II(iii) of the Additional financial information for the calculation.
Present value new business premiums (PVNBP)
Calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the TEV new business profit.
Proportion of new business processing through auto-underwriting
The number of new business application submissions subject to automatic and real-time assessment of underwriting decisions based upon set rules, providing policy underwriting decision without manual intervention, divided by the total number of new business application submissions for the reporting period.
Shareholder GWS coverage ratio over GPCR (%)
Estimated ratio of capital resources (as measured under the GWS framework) over GPCR attributable to the shareholder business, before allowing for the 2026 first interim dividend.
TEV operating profit
TEV operating profit is profit after tax calculated under the Group's TEV methodology, as described in notes 6 and 7 of the TEV basis results, excluding short-term fluctuations caused by changes in interest rates and other market movements, the effect of changes in economic assumptions and the impact of corporate transactions, if any, undertaken in the period. It also excludes the mark-to-market value movements on core structural borrowings for shareholder-financed operations.
Tier 1 capital resources
Tier 1 capital in accordance with the classification of tiering capital under the GWS Framework, which reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. This is considered to be the highest-quality capital.
Tier 2 Capital resources
Tier 2 capital in accordance with the classification of tiering capital under the GWS Framework, which reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. This tends to be additional capital, such as subordinated debt, that can absorb losses but is less secure than Tier 1.
Total GWS coverage ratio over GPCR (%)
Estimated ratio of capital resources (as measured under the GWS framework) over GPCR attributable to both the shareholder and policyholder business, before allowing for the 2026 first interim dividend.
Total weighted premium income (or TWPI)
Represents the sum of 10 per cent of single premiums and the premiums due on regular premium products in the period including new business premiums earned in the period and renewal premiums due subsequent to the first year of premium, before reinsurance ceded.
See note II (vi) of the Additional financial information for further details.
Traditional embedded value (TEV)
Financial results that are prepared on a supplementary basis to the Group’s IFRS results and are a way of measuring the current value to shareholders of the future profits from life business written based on a set of assumptions.
Weighted average carbon intensity (WACI)
Reflects a portfolio’s exposure to carbon-intensive companies, expressed in tCO2e/$m revenue. The WACI is currently the market standard for measuring the carbon footprint of an investment portfolio, as described by global disclosure frameworks.

Basis for strategic objectives
New business profit growth objective
Our new business growth objective assumes average exchange rates of 2022, and is based on regulatory and solvency regimes applicable across the Group at the time the objective was set. It has been updated from the previous EEV methodology to the existing TEV and free surplus methodology applied from 2024 and assumes this will be applicable over the period, with no material changes to the economic assumptions.
Operating free surplus generated from in-force insurance and asset management business growth objective
Our operating free surplus generated from in-force insurance and asset management business growth objective assumes average exchange rates of 2022 and is based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. It has been updated from the previous free surplus methodology to the existing TEV and free surplus methodology applied from 2024 and assumes this will be applicable over the period, with no material changes to the economic assumptions.

Shareholder information
Hong Kong listing obligations
The Directors confirm that the Company has complied with the provisions of the Corporate Governance Code issued by The Stock Exchange of Hong Kong Limited (the Hong Kong Stock Exchange) set out in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Hong Kong Listing Rules) throughout the accounting period, other than provision E.1.2(d), which requires companies, on a comply or explain basis, to have a remuneration committee that makes recommendations to a main board on the remuneration of non-executive directors. This provision is not compatible with provision 34 of the UK Corporate Governance Code, which recommends that the remuneration of non-executive directors be determined in accordance with the Articles of Association or, alternatively, by the board. Prudential has chosen to adopt a practice in line with the recommendations of the UK Corporate Governance Code.
Prudential has adopted securities dealing rules relating to transactions by directors on terms no less exacting than required by Appendix C3 to the Hong Kong Listing Rules and by relevant UK regulations. Having made specific enquiries, Prudential confirms that all Directors have complied with these rules throughout the period.
The Directors confirm that the financial results contained in this document have been reviewed by the Audit Committee.
2026 first interim dividend

Ex-dividend date	10 September 2026 (Hong Kong, UK and Singapore)
Record date	11 September 2026
Payment date	22 October 2026 (Hong Kong, UK and ADR holders) On or around 29 October 2026 (Singapore)

IFRS disclosures
Prudential plc Half Year 2026 results
International Financial Reporting Standards (IFRS) financial results

71	Condensed consolidated income statement

72	Condensed consolidated statement of comprehensive income

73	Condensed consolidated statement of changes in equity

75	Condensed consolidated statement of financial position

76	Condensed consolidated statement of cash flows

Notes to the condensed consolidated financial statements
77	A Basis of preparation
77	A1 Basis of preparation and exchange rates
78	A2 New accounting pronouncements

79	B Earnings performance
79	B1 Analysis of performance
79	B1.1 Segment results
80	B1.2 Determining operating segments and performance measure of operating segments
80	B1.3 Analysis of adjusted operating profit by driver
83	B1.4 Revenue by segment
84	B2 Tax charge
85	B3 Earnings per share
86	B4 Dividends

87	C Financial position
87	C1 Group assets and liabilities
87	C1.1 Group investments by business type
91	C1.2 Other assets and liabilities
91	C2 Measurement of financial assets and liabilities
91	C2.1 Determination of fair value
92	C2.2 Fair value measurement hierarchy
95	C3 Insurance and reinsurance contracts
95	C3.1 Group overview
98	C3.2 Analysis of movements in insurance and reinsurance contract balances (including JVs and associates)
101	C4 Intangible assets
101	C4.1 Goodwill
101	C4.2 Other intangible assets
101	C5 Borrowings
101	C5.1 Core structural borrowings of shareholder-financed businesses
101	C5.2 Operational borrowings
102	C6 Sensitivity to key market risks
104	C7 Share capital, share premium and own shares

105	D Other information
105	D1 Contingencies and related obligations
105	D2 Increase in ownership interest in Prudential Assurance Malaysia Berhad
105	D3 Repositioning of the Group’s India operations
105	D4 Post balance sheet events
105	D5 Related party transactions

106	Statement of Directors’ responsibilities

107	Independent review report to Prudential plc

Condensed consolidated income statement

		2026 $m	2025 $m
	Note	Half year	Half year	Full year
Insurance revenue	B1.4	5,904	5,326	11,080
Insurance service expenses		(4,386)	(3,961)	(8,244)
Net expense from reinsurance contracts held		(142)	(125)	(212)
Insurance service result		1,376	1,240	2,624
Investment return	B1.4	8,788	7,059	16,264
Fair value movements on investment contract liabilities		(63)	(14)	(72)
Net insurance and reinsurance finance expense		(8,583)	(6,149)	(14,771)
Net investment result		142	896	1,421
Other revenue	B1.4	247	189	411
Non-insurance expenditure		(537)	(487)	(1,031)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(96)	(87)	(183)
(Loss) gain attaching to corporate transactions	B1.1	(12)	(16)	1,515
Share of profit (loss) from joint ventures and associates, net of related tax		66	(28)	364
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns) note		1,186	1,707	5,121
Tax charge attributable to policyholders' returns		(12)	(7)	(180)
Profit before tax attributable to shareholders' returns		1,174	1,700	4,941
Total tax charge attributable to shareholders' and policyholders' returns	B2	(191)	(348)	(1,002)
Remove tax charge attributable to policyholders' returns		12	7	180
Tax charge attributable to shareholders' returns		(179)	(341)	(822)
Profit for the period	B1.1	995	1,359	4,119

Attributable to:
Equity holders of the Company		954	1,284	3,978
Non-controlling interests		41	75	141
Profit for the period		995	1,359	4,119

Earnings per share (in cents)		2026	2025
	Note	Half year	Half year	Full year
Based on profit attributable to equity holders of the Company:	B3
Basic		37.9¢	49.2¢	154.2¢
Diluted		37.8¢	49.1¢	153.5¢
Note
This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders.
Dividends per share (in cents)

		2026	2025
	Note	Half year	Half year	Full year
Dividends relating to reporting period:	B4
First interim dividend		8.88¢	7.71¢	7.71¢
Second interim dividend		–	–	18.89¢
Total relating to reporting period		8.88¢	7.71¢	26.60¢
Dividends paid in reporting period:	B4
Current year first interim dividend		–	–	7.71¢
Second interim dividend for prior year		18.89¢	16.29¢	16.29¢
Total paid in reporting period		18.89¢	16.29¢	24.00¢

Condensed consolidated statement of comprehensive income

	2026 $m	2025 $m
	Half year	Half year	Full year
Profit for the period	995	1,359	4,119
Other comprehensive (loss) income
Items that may be reclassified subsequently to profit or loss:
Exchange translation movements and net investment hedges	(249)	539	524
Cumulative exchange loss of disposed business recycled through profit or loss	–	14	34
	(249)	553	558
Total comprehensive income for the period	746	1,912	4,677

Attributable to:
Equity holders of the Company	717	1,765	4,421
Non-controlling interests	29	147	256
Total comprehensive income for the period	746	1,912	4,677

Condensed consolidated statement of changes in equity

		Period ended 30 Jun 2026 $m
	Note	Share capital	Share premium	Capital redemption reserve	Retained earnings	Translation reserve	Share- holders' equity	Non- controlling interests	Total equity
Reserves
Profit for the period		–	–	–	954	–	954	41	995
Other comprehensive loss		–	–	–	–	(237)	(237)	(12)	(249)
Total comprehensive income (loss) for the period		–	–	–	954	(237)	717	29	746
Transactions with owners of the Company
Dividends	B4	–	–	–	(478)	–	(478)	(23)	(501)
Effect of scrip dividends	C7	–	–	–	79	–	79	–	79
Reserve movements in respect of share-based payments		–	–	–	(25)	–	(25)	–	(25)
Increase in ownership interest in the Malaysia conventional life business	D2	–	–	–	49	–	49	(429)	(380)
Effect of transactions relating to other non-controlling interests		–	–	–	2	–	2	–	2
New share capital subscribed	C7	–	1	–	–	–	1	–	1
Share repurchases/buybacks	C7	(2)	–	2	(648)	–	(648)	–	(648)
Movement in own shares in respect of share-based payment plans		–	–	–	(11)	–	(11)	–	(11)
Net (decrease) increase in equity		(2)	1	2	(78)	(237)	(314)	(423)	(737)
Balance at beginning of period		169	5,011	14	14,086	837	20,117	1,243	21,360
Balance at end of period		167	5,012	16	14,008	600	19,803	820	20,623

		Period ended 30 Jun 2025 $m
	Note	Share capital	Share premium	Capital redemption reserve	Retained earnings	Translation reserve	Share-holders' equity	Non- controlling interests	Total equity
Reserves
Profit for the period		–	–	–	1,284	–	1,284	75	1,359
Other comprehensive income		–	–	–	–	481	481	72	553
Total comprehensive income for the period		–	–	–	1,284	481	1,765	147	1,912
Transactions with owners of the Company
Dividends	B4	–	–	–	(426)	–	(426)	(4)	(430)
Reserve movements in respect of share-based payments		–	–	–	(46)	–	(46)	–	(46)
Effect of transactions relating to non-controlling interests		–	–	–	(20)	–	(20)	–	(20)
Share repurchases/buybacks	C7	(5)	–	5	(697)	–	(697)	–	(697)
Movement in own shares in respect of share-based payment plans		–	–	–	51	–	51	–	51
Net (decrease) increase in equity		(5)	–	5	146	481	627	143	770
Balance at beginning of period		176	5,009	7	11,906	394	17,492	1,182	18,674
Balance at end of period		171	5,009	12	12,052	875	18,119	1,325	19,444

Condensed consolidated statement of changes in equity continued

		Year ended 31 Dec 2025 $m
	Note	Share capital	Share premium	Capital redemption reserve	Retained earnings	Translation reserve	Share- holders' equity	Non- controlling interests	Total equity
Reserves
Profit for the year		–	–	–	3,978	–	3,978	141	4,119
Other comprehensive income		–	–	–	–	443	443	115	558
Total comprehensive income for the year		–	–	–	3,978	443	4,421	256	4,677
Transactions with owners of the Company
Dividends	B4	–	–	–	(623)	–	(623)	(91)	(714)
Effect of scrip dividends	C7	–	–	–	29	–	29	–	29
Reserve movements in respect of share-based payments		–	–	–	11	–	11	–	11
Effect of transactions relating to non-controlling interests		–	–	–	28	–	28	(104)	(76)
New share capital subscribed	C7	–	2	–	–	–	2	–	2
Share repurchases/buybacks	C7	(7)	–	7	(1,234)	–	(1,234)	–	(1,234)
Movement in own shares in respect of share-based payment plans		–	–	–	(9)	–	(9)	–	(9)
Net (decrease) increase in equity		(7)	2	7	2,180	443	2,625	61	2,686
Balance at beginning of year		176	5,009	7	11,906	394	17,492	1,182	18,674
Balance at end of year		169	5,011	14	14,086	837	20,117	1,243	21,360

Condensed consolidated statement of financial position

		2026 $m	2025 $m
	Note	30 Jun	30 Jun	31 Dec
Assets
Goodwill	C4.1	875	889	902
Other intangible assets	C4.2	3,739	3,939	3,958
Property, plant and equipment	C1.2	529	537	530
Insurance contract assets	C3.1	1,950	1,722	1,816
Reinsurance contract assets	C3.1	3,405	3,267	3,406
Deferred tax assets		174	150	119
Current tax recoverable		57	75	77
Investments in joint ventures and associates accounted for using the equity method		2,751	2,517	2,763
Investment properties	C1.1	2	3	3
Loans	C1.1	242	534	551
Equity securities and holdings in collective investment schemes note	C1.1	99,069	83,705	89,558
Debt securities note	C1.1	94,797	84,871	92,051
Derivative assets	C1.1	920	1,528	621
Deposits	C1.1	6,489	6,141	6,246
Accrued investment income	C1.2	1,167	1,039	1,071
Other debtors	C1.2	1,624	2,284	817
Assets held for sale		–	282	–
Cash and cash equivalents	C1.1	5,889	5,636	7,706
Total assets		223,679	199,119	212,195

Equity
Shareholders’ equity		19,803	18,119	20,117
Non-controlling interests		820	1,325	1,243
Total equity		20,623	19,444	21,360

Liabilities
Insurance contract liabilities	C3.1	185,185	161,476	174,498
Reinsurance contract liabilities	C3.1	743	510	640
Investment contract liabilities without discretionary participation features	C2.2	787	730	715
Core structural borrowings of shareholder-financed businesses	C5.1	4,448	4,473	4,459
Operational borrowings	C5.2	985	853	831
Obligations under funding, securities lending and sale and repurchase agreements		486	665	745
Net asset value attributable to unit holders of consolidated investment funds		2,944	2,332	2,263
Deferred tax liabilities		1,824	1,772	1,830
Current tax liabilities		369	273	273
Accruals, deferred income and other creditors	C1.2	3,668	5,235	2,731
Provisions		225	157	268
Derivative liabilities		1,392	924	1,582
Liabilities held for sale		–	275	–
Total liabilities		203,056	179,675	190,835
Total equity and liabilities		223,679	199,119	212,195
Note
Included within equity securities and holdings in collective investment schemes and debt securities as at 30 June 2026 are $1,534 million of lent securities and assets subject to repurchase agreements (30 June 2025: $1,599 million; 31 December 2025: $1,798 million).

Condensed consolidated statement of cash flows

		2026 $m	2025 $m
	Note	Half year	Half year	Full year
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)		1,186	1,707	5,121
Movements in operating assets and liabilities		(1,291)	(1,174)	(1,344)
Other adjustments to profit before tax for non-cash movements:
Interest and dividend income and interest payments included in profit before tax		(3,153)	(2,779)	(5,482)
Other non-cash items included in profit before tax		258	401	(880)
Operating cash items		3,026	2,612	5,035
Net cash flows from operating activities note (i)		26	767	2,450
Cash flows from investing activities
Purchases and disposals of property, plant and equipment	C1.2	(20)	(47)	(100)
Acquisition of distribution rights and other intangibles		(206)	(247)	(297)
Disposal of businesses, net of associated tax note (ii)		(5)	–	1,485
Net cash flows from investing activities		(231)	(294)	1,088
Cash flows from financing activities
Structural borrowings of shareholder-financed businesses: note (iii)
Issuance of debt, net of costs	C5.1	–	462	462
Interest paid		(84)	(75)	(176)
Payment of principal portion of lease liabilities		(46)	(49)	(95)
Acquisition of non-controlling interests	D2	(372)	–	–
Equity capital:	C7
Issues of ordinary share capital		1	–	2
Share repurchases/buybacks (including costs)		(637)	(715)	(1,252)
External dividends:
Dividends paid to equity holders of the Company	B4	(399)	(426)	(594)
Dividends paid to non-controlling interests		(23)	(4)	(91)
Net cash flows from financing activities		(1,560)	(807)	(1,744)
Net (decrease) increase in cash and cash equivalents		(1,765)	(334)	1,794
Cash and cash equivalents at beginning of period		7,706	5,772	5,772
Effect of exchange rate changes on cash and cash equivalents		(52)	198	140
Cash and cash equivalents at end of period		5,889	5,636	7,706
Notes
(i)Included in net cash flows from operating activities are dividends from joint ventures and associates of $81 million (half year 2025: $93 million; full year 2025: $180 million).
(ii)Cash flows from disposal of businesses in 2025 comprised the net proceeds from the sale of a portion of the Group’s interest in ICICI Prudential Asset Management Company Limited during the company’s initial public offering (IPO) in December 2025 and the net proceeds from the disposal of businesses classified as held for sale at 31 December 2024.
(iii)Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, lease liabilities and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

	Balance at beginning of period $m	Cash movements $m	Non-cash movements $m		Balance at end of period $m
		Issuance of debt	Foreign exchange movement	Other movements
Half year 2026	4,459	–	(15)	4	4,448
Half year 2025	3,925	462	82	4	4,473
Full year 2025	3,925	462	65	7	4,459

Notes to the condensed consolidated financial statements
A Basis of preparation
A1 Basis of preparation and exchange rates
These condensed consolidated financial statements (‘interim financial statements’) for the six months ended 30 June 2026 have been prepared in accordance with both IAS 34 ‘Interim Financial Reporting’ as issued by the IASB and IAS 34 as adopted for use in the UK. The Group’s policy for preparing these interim financial statements is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS and other policy improvements. At 30 June 2026, there were no unadopted standards effective for the period end which impacted the interim financial statements of the Group, and there were no differences between UK-adopted international accounting standards and IFRS Standards as issued by the IASB in terms of their application to the Group.
Except for the new accounting pronouncements as described in note A2, the accounting policies applied by the Group in determining the IFRS financial results in these interim financial statements are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2025 as disclosed in the 2025 Annual Report.
The IFRS financial results for half year 2026 and half year 2025 are unaudited. The full year 2025 IFRS financial results have been derived from the 2025 statutory accounts. The Group’s auditor reported on the 2025 statutory accounts, which have been delivered to the Registrar of Companies. The auditor's report on the 2025 statutory accounts (i) was unqualified; (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.
Going concern basis of accounting
The Directors have made an assessment of going concern covering a period to 31 August 2027, being at least 12 months from the date these interim financial statements are approved. In making this assessment, the Directors have considered both the Group’s current performance, solvency and liquidity and the Group’s business plan taking into account the Group’s principal risks, and the mitigations available to address them, as well as the results of the Group's stress and scenario testing.
Based on the above, the Directors have a reasonable expectation that the Group has adequate resources to continue its operations for a period to 31 August 2027, being at least 12 months from the date these interim financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these interim financial statements for the period ended 30 June 2026.
Exchange rates
The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD), were:

	Closing rate at period end			Average rate for the period to date
USD : local currency	30 Jun 2026	30 Jun 2025	31 Dec 2025	Half year 2026	Half year 2025	Full year 2025
Chinese yuan (CNY)	6.79	7.17	6.99	6.86	7.25	7.19
Hong Kong dollar (HKD)	7.84	7.85	7.78	7.82	7.79	7.80
Indian rupee (INR)	94.66	85.76	89.88	93.13	86.10	87.17
Indonesian rupiah (IDR)	17,880.00	16,235.00	16,675.00	17,197.37	16,416.23	16,462.13
Malaysian ringgit (MYR)	4.08	4.21	4.06	3.98	4.38	4.28
Singapore dollar (SGD)	1.29	1.27	1.29	1.28	1.32	1.31
Taiwan dollar (TWD)	31.86	29.21	31.42	31.62	31.86	31.16
Thai baht (THB)	33.21	32.47	31.49	32.10	33.52	32.87
UK pound sterling (GBP)	0.75	0.73	0.74	0.74	0.77	0.76
Vietnamese dong (VND)	26,311.50	26,120.50	26,300.00	26,254.29	25,698.10	26,008.80
Certain notes to the interim financial statements present comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the interim financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior period results using the current period foreign exchange rate, ie current period average rates for the income statement and current period closing rates for the statement of financial position. In a period of currency volatility, this alternative performance measure allows an assessment of underlying results and business trends.

A2 New accounting pronouncements
The Group has adopted the following amendments that were effective from 1 January 2026 in these interim financial statements. The adoption of these amendments has had no significant impact on the Group financial statements.
–Amendments to IFRS 9 and IFRS 7 ‘Classification and Measurement of Financial Instruments’ issued in May 2024; and
–Annual Improvements to IFRS Accounting Standards – Volume 11 issued in July 2024.
In 2027, IFRS 18 ‘Presentation and disclosure in financial statements’ will become effective. During the first half of 2026, the Group continued to assess the impact of the standard. IFRS 18 is expected to have an impact on the presentation of the Group’s consolidated income statement and statement of cash flows albeit the Group will continue to use adjusted operating profit as its segmental performance measure, which is expected to be a management-defined performance measure under IFRS 18. As the standard does not affect the recognition or measurement of items in the financial statements, the Group’s net profit will not change. A further update will be provided in the Group’s full year 2026 financial statements.

B Earnings performance
B1 Analysis of performance
B1.1 Segment results

		2026 $m	2025 $m		2026 vs 2025%		2025 $m
		Half year	Half year	Half year	Half year	Half year	Full year
			AER	CER	AER	CER	AER
	Note	note (i)	note (i)	note (i)	note (i)	note (i)	note (i)
Hong Kong		665	587	584	13%	14%	1,219
Indonesia		115	114	109	1%	6%	250
Chinese Mainland note (ii)		209	212	224	(1)%	(7)%	411
Malaysia		232	206	227	13%	2%	410
Singapore		377	348	361	8%	4%	706
Growth markets and other note (iii)		327	336	327	(3)%	0%	614
Eastspring		155	158	154	(2)%	1%	329
Total segment profit		2,080	1,961	1,986	6%	5%	3,939
Other income and expenditure unallocated to a segment:
Net investment return and other items note (iv)		(4)	(24)	(24)	83%	83%	(41)
Interest payable on core structural borrowings		(96)	(87)	(87)	(10)%	(10)%	(184)
Corporate expenditure		(118)	(119)	(119)	1%	1%	(237)
Total other expenditure		(218)	(230)	(230)	5%	5%	(462)
Restructuring costs note (v)		(50)	(87)	(88)	43%	43%	(171)
Adjusted operating profit	B1.3	1,812	1,644	1,668	10%	9%	3,306
Tax charge on adjusted operating profit		(289)	(278)	(283)	(4)%	(2)%	(534)
Adjusted operating profit after tax		1,523	1,366	1,385	11%	10%	2,772
Short-term interest rate and other market fluctuations		(626)	72	64	n/a	n/a	120
(Loss) gain attaching to corporate transactions note (vi)		(12)	(16)	(14)	n/a	n/a	1,515
Tax credit (charge) on non-operating result		110	(63)	(68)	n/a	n/a	(288)
Profit for the period		995	1,359	1,367	(27)%	(27)%	4,119

Attributable to:
Equity holders of the Company		954	1,284	1,288	(26)%	(26)%	3,978
Non-controlling interests		41	75	79	(45)%	(48)%	141
Profit for the period		995	1,359	1,367	(27)%	(27)%	4,119

Basic earnings per share (in cents)		2026	2025		2026 vs 2025%		2025
		Half year	Half year	Half year	Half year	Half year	Full year
			AER	CER	AER	CER	AER
	Note	note (i)	note (i)	note (i)	note (i)	note (i)	note (i)
Based on adjusted operating profit, net of tax and non-controlling interests	B3	58.4¢	49.3¢	49.8¢	18%	17%	101.4¢
Based on profit for the period, net of non-controlling interests	B3	37.9¢	49.2¢	49.3¢	(23)%	(23)%	154.2¢
Notes
(i)Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document. For definitions of AER and CER refer to note A1.
(ii)The Chinese Mainland segment reflects the Group’s 50 per cent ownership in CITIC-Prudential Life Insurance Company Limited, a life joint venture with CITIC, a leading Chinese state-owned conglomerate.
(iii)The Growth markets and other segment includes non-insurance entities that support the Group’s insurance business and the result for this segment is after deducting the corporate taxes arising from all the life joint ventures and associates.
(iv)Net investment return and other items include an adjustment to eliminate intercompany profits. Entities within the Prudential Group can provide services to each other, the most significant example being the provision of asset management services by Eastspring to the life entities. If the associated expenses are deemed attributable to the entity’s insurance contracts then the costs are included within the estimate of future cash flows when measuring the insurance contract under IFRS 17. In the Group’s consolidated accounts, IFRS 17 requires the removal of the intercompany profit from the measurement of the insurance contract. Put another way, the future cash flows include the cost to the Group (not the insurance entity) of providing the service. In the period that the service is provided, the entity undertaking the service, for example Eastspring, recognises the profit it earns as part of its results. To avoid any double counting, an adjustment is included within 'net investment return and other items' unallocated to a segment to remove the benefit already recognised when valuing the insurance contract.
(v)Restructuring costs largely comprise the costs of Group-wide projects including reorganisation programmes and initial costs of establishing new business initiatives and operations. The costs include those incurred in insurance and asset management operations of $(16) million (half year 2025: $(24) million; full year 2025: $(49) million).
(vi)The full year 2025 gain was largely from a reduction in the Group’s interest in ICICI Prudential Asset Management Company Limited (from 49 per cent to 34.59 per cent).

B1.2 Determining operating segments and performance measure of operating segments
Operating segments
The Group's operating and reported segments for financial reporting purposes are defined and presented in accordance with IFRS 8 ‘Operating Segments’. Under the Group’s management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC), chaired by the Chief Executive Officer. There have been no changes to the Group’s operating segments as reported in these interim financial statements from those reported in the Group’s consolidated financial statements for the year ended 31 December 2025. Operations and transactions that do not form part of any business unit are reported as ‘Unallocated to a segment’ and generally comprise head office functions.
Performance measure
The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit). This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the period, including short-term interest rate and other market fluctuations and gain or loss on corporate transactions. Note B1.1 shows the reconciliation from adjusted operating profit to total profit for the period.
Determination of adjusted operating profit
The approach adopted for determining adjusted operating profit is as described in note B1.2 of the Group’s consolidated financial statements for the year ended 31 December 2025.
For debt securities and loans, the longer-term rates of return are estimates of the long-term government bond yield, plus the estimated long-term credit spread over the government bond yield, less an allowance for expected credit losses. The credit spread and credit loss assumptions reflect the mix of assets by credit rating. Longer-term rates of return range from 2.8 per cent to 8.3 per cent for half year 2026 (half year 2025: 2.8 per cent to 9.0 per cent; full year 2025: 2.8 per cent to 8.7 per cent).
For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital. Longer-term rates of return range from 8.6 per cent to 15.7 per cent for all periods shown.
B1.3 Analysis of adjusted operating profit by driver
Management assesses adjusted operating profit by breaking it down into the key components that drive performance each period.
The table below analyses the Group’s adjusted operating profit into the underlying drivers using the following categories:
–Adjusted release of CSM, which is net of reinsurance, represents the release from the CSM for the insurance services provided in the period, adjusted for the reduction in CSM release that would occur if gains on profitable contracts were combined with losses on onerous contracts for those contracts where gains and losses can be shared across cohorts.
–Release of risk adjustment, which is net of reinsurance, represents the amount of risk adjustment recognised in the income statement representing non-financial risk that expired in the period net of the amount that was assumed to be covered by any reinsurance contracts in place. The only difference between the amount shown in the table below and the amount included within Insurance service result on the condensed consolidated income statement is the amount relating to the Group’s life joint ventures and associates that use the equity method of accounting.
–Experience variances represent the difference between the actual amounts incurred or received in the period and that assumed within the best estimate liability for insurance and reinsurance contracts. It covers items such as claims, attributable expenses and premiums to the extent that they relate to current or past service.
–Other insurance service result primarily relates to movements on onerous contracts that impact adjusted operating profit (ie excluding those that meet the criteria where gains and losses can be shared across more than one annual cohort).
–Net investment result on longer-term basis comprises the component of the ‘net investment result’ that has been attributed to adjusted operating profit by applying the approach as described in further detail in note B1.2 of the Group’s consolidated financial statements for the year ended 31 December 2025.
–Other insurance income and expenditure represent other sources of income and expenses that are not considered to be attributable to insurance contracts under IFRS 17.
–Share of related tax charges from joint ventures and associates represents the related tax on the adjusted operating profit of the Group’s life joint ventures and associates accounted for using the equity method. Under IFRS, the Group’s share of results from its investments in joint ventures and associates accounted for using the equity method is included as a single line in the Group’s profit before tax on a net of related tax basis. In the table below, the results of the life joint ventures and associates are analysed by adjusted operating profit drivers and on a pre-tax basis, with related tax shown separately in order for the contribution from the life joint ventures and associates to be included in the profit driver analysis on a consistent basis with the rest of the insurance business operations.
To enhance users’ understanding of the underlying drivers of shareholder profit, the table below has been expanded to separately present the effects of reinsurance contracts that are wholly attributable to policyholders and the remaining results attributable to shareholders. Although these contracts impact various disclosure line items in this analysis, there is no impact to adjusted operating profit.

	Actual exchange rate						Constant exchange rate			Actual exchange rate
	Half year 2026 $m			Half year 2025 $m			Half year 2025 $m			Full year 2025 $m
	Policy- holders’ RI*	Excluding policy- holders’ RI	Total	Policy- holders’ RI*	Excluding policy- holders’ RI	Total	Policy- holders’ RI*	Excluding policy- holders’ RI	Total	Policy- holders’ RI*	Excluding policy- holders’ RI	Total
Adjusted release of CSM note (i)	(52)	1,423	1,371	(47)	1,277	1,230	(47)	1,293	1,246	(110)	2,660	2,550
Release of risk adjustment	(10)	161	151	(9)	151	142	(9)	153	144	(18)	303	285
Experience variances	(42)	(27)	(69)	(22)	24	2	(22)	24	2	(36)	(15)	(51)
Other insurance service result	–	(85)	(85)	(5)	(80)	(85)	(5)	(82)	(87)	(10)	(125)	(135)
Adjusted insurance service result note (ii)	(104)	1,472	1,368	(83)	1,372	1,289	(83)	1,388	1,305	(174)	2,823	2,649
Net investment result on longer-term basis note (iii)	104	548	652	83	522	605	83	538	621	174	989	1,163
Other insurance income and expenditure	–	(45)	(45)	–	(40)	(40)	–	(41)	(41)	–	(103)	(103)
Share of related tax charges from joint ventures and associates	–	(50)	(50)	–	(51)	(51)	–	(53)	(53)	–	(99)	(99)
Insurance business	–	1,925	1,925	–	1,803	1,803	–	1,832	1,832	–	3,610	3,610
Eastspring	–	155	155	–	158	158	–	154	154	–	329	329
Other income and expenditure	–	(218)	(218)	–	(230)	(230)	–	(230)	(230)	–	(462)	(462)
Restructuring costs	–	(50)	(50)	–	(87)	(87)	–	(88)	(88)	–	(171)	(171)
Adjusted operating profit, as reconciled to profit for the period in note B1.1	–	1,812	1,812	–	1,644	1,644	–	1,668	1,668	–	3,306	3,306

	Half year 2026 vs Half year 2025
	Change %
	Actual exchange rate		Constant exchange rate
	Excluding policy- holders’ RI*	Total	Excluding policy- holders’ RI*	Total
Adjusted release of CSM	11%	11%	10%	10%
Release of risk adjustment	7%	6%	5%	5%
Experience variances	n/a	n/a	n/a	n/a
Other insurance service result	(6)%	0%	(4)%	2%
Adjusted insurance service result	7%	6%	6%	5%
Net investment result on longer-term basis	5%	8%	2%	5%
Other insurance income and expenditure	(13)%	(13)%	(10)%	(10)%
Share of related tax charges from joint ventures and associates	2%	2%	6%	6%
Insurance business	7%	7%	5%	5%
Eastspring	(2)%	(2)%	1%	1%
Other income and expenditure	5%	5%	5%	5%
Restructuring costs	43%	43%	43%	43%
Adjusted operating profit, as reconciled to profit for the period in note B1.1	10%	10%	9%	9%
*Represent the effects attaching to reinsurance (RI) contracts wholly attributable to policyholders.

Notes
(i)The adjusted release of CSM is reconciled to the information in the condensed consolidated income statement as follows:

	2026 $m	2025 $m
	Half year	Half year	Full year
Release of CSM, net of reinsurance as included within Insurance service result on the condensed consolidated income statement	1,253	1,120	2,336
Add amounts relating to the Group’s life joint ventures and associates that are accounted for on equity method	120	115	218
Release of CSM, net of reinsurance as shown in note C3.2
Insurance	1,399	1,280	2,656
Reinsurance	(26)	(45)	(102)
	1,373	1,235	2,554
Adjustment to release of CSM for the treatment adopted for adjusted operating profit purposes of combining losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort	(2)	(5)	(4)
Adjusted release of CSM as shown above	1,371	1,230	2,550
(ii)The adjusted insurance service result is reconciled to the information in the condensed consolidated income statement as follows:

	2026 $m	2025 $m
	Half year	Half year	Full year
Insurance service result as shown in the condensed consolidated income statement	1,376	1,240	2,624
Add amounts relating to the Group’s life joint ventures and associates that are accounted for on equity method	90	126	225
Insurance service result as shown in note C3.2
Insurance	1,616	1,498	3,078
Reinsurance	(150)	(132)	(229)
	1,466	1,366	2,849
Removal of losses or gains from reversal of losses on those onerous contracts that meet the criteria where gains and losses can be shared across more than one annual cohort less the adjustment to the release of CSM shown above	(48)	(55)	(98)
Other items including policyholder tax*	(50)	(22)	(102)
Adjusted insurance service result as shown above	1,368	1,289	2,649
*Other items include the revenue recognised to cover the tax charge attributable to policyholders that is included in the insurance service result in the income statement. This revenue is fully offset by the actual tax charge attributable to policyholders that is included, as required by IAS 12, in the tax line in the income statement resulting in no net impact to adjusted operating profit that is determined after deducting policyholder tax and so has been offset in the analysis of adjusted operating profit.
(iii)Net investment result on longer-term basis is reconciled to the net investment result in the condensed consolidated income statement as follows:

	2026 $m	2025 $m
	Half year	Half year	Full year
Net investment result as shown in the condensed consolidated income statement	142	896	1,421
Remove investment return of non-insurance entities	(112)	(108)	3
Remove short-term interest rate and other market fluctuations included in non-operating profit excluding non-insurance entities*	653	(35)	(279)
Other items*	(31)	(148)	18
Net investment result on longer-term basis as shown above	652	605	1,163
*These reconciling line items include the impact from the Group’s life joint ventures and associates. Other items also reflect the impact of policyholder tax.

B1.4 Revenue by segment

	Half year 2026 $m
	Insurance operations note (i)					Eastspring	Inter- segment elimination	Total segment	Unallocated to a segment (central operations)	Total
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other
Insurance revenue	2,141	560	811	1,277	1,115	–	–	5,904	–	5,904
Other revenue note (ii)	16	–	–	–	13	218	–	247	–	247
Total revenue from external customers	2,157	560	811	1,277	1,128	218	–	6,151	–	6,151
Intra-group revenue	–	–	–	–	–	122	(122)	–	–	–
Investment return
Interest income	789	55	132	543	468	2	–	1,989	77	2,066
Dividend and other investment income	625	45	114	334	96	2	–	1,216	–	1,216
Investment appreciation (depreciation)	3,214	(334)	89	2,737	(231)	7	–	5,482	24	5,506
	4,628	(234)	335	3,614	333	11	–	8,687	101	8,788
Total revenue	6,785	326	1,146	4,891	1,461	351	(122)	14,838	101	14,939

	Half year 2025 $m
	Insurance operations note (i)					Eastspring	Inter- segment elimination	Total segment	Unallocated to a segment (central operations)	Total
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other
Insurance revenue	1,941	550	684	1,137	1,014	–	–	5,326	–	5,326
Other revenue note (ii)	13	1	–	2	8	165	–	189	–	189
Total revenue from external customers	1,954	551	684	1,139	1,022	165	–	5,515	–	5,515
Intra-group revenue	–	–	–	–	–	108	(108)	–	–	–
Investment return
Interest income	595	52	116	445	410	2	–	1,620	66	1,686
Dividend and other investment income	700	57	99	285	84	2	–	1,227	–	1,227
Investment appreciation (depreciation)	3,688	(73)	(253)	912	(166)	(1)	–	4,107	39	4,146
	4,983	36	(38)	1,642	328	3	–	6,954	105	7,059
Total revenue	6,937	587	646	2,781	1,350	276	(108)	12,469	105	12,574

	Full year 2025 $m
	Insurance operations note (i)					Eastspring	Inter- segment elimination	Total segment	Unallocated to a segment (central operations)	Total
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other
Insurance revenue	4,024	1,136	1,452	2,393	2,075	–	–	11,080	–	11,080
Other revenue note (ii)	29	3	1	–	20	358	–	411	–	411
Total revenue from external customers	4,053	1,139	1,453	2,393	2,095	358	–	11,491	–	11,491
Intra-group revenue	–	–	–	–	–	224	(224)	–	–	–
Investment return
Interest income	1,340	105	239	886	822	5	–	3,397	137	3,534
Dividend and other investment income	1,253	65	198	549	145	4	–	2,214	–	2,214
Investment appreciation (depreciation)	6,342	212	199	3,453	459	5	–	10,670	(154)	10,516
	8,935	382	636	4,888	1,426	14	–	16,281	(17)	16,264
Total revenue	12,988	1,521	2,089	7,281	3,521	596	(224)	27,772	(17)	27,755
Notes
(i)The Group’s share of the results from the joint ventures and associates that are equity accounted for, including the Group’s life joint venture in the Chinese Mainland is presented in a single line within the Group’s profit before tax on a net of related tax basis, and therefore not shown in the analysis of revenue line items above.
(ii)Other revenue comprises revenue from external customers and consists primarily of revenue from the Group’s asset management business of $218 million (half year 2025: $165 million; full year 2025: $358 million).

B2 Tax charge
The total tax charge in the income statement is as follows:

	2026 $m	2025 $m
	Half year	Half year	Full year
Hong Kong note (i)	17	(32)	(148)
Indonesia	(12)	(22)	(45)
Malaysia	(55)	(42)	(123)
Singapore	(124)	(133)	(249)
Growth markets and other	41	(69)	(110)
Eastspring note (ii)	(14)	(17)	(256)
Total segment note (iii)	(147)	(315)	(931)
Unallocated to a segment (central operations)	(44)	(33)	(71)
Total tax charge	(191)	(348)	(1,002)

Analysed by:
Current tax	(233)	(172)	(739)
Deferred tax	42	(176)	(263)
Total tax charge	(191)	(348)	(1,002)
Notes
(i)The tax credit in Hong Kong in the first half of 2026 includes the receipt of withholding tax refunds relating to overseas investment income attributable to both shareholders and policyholders.
(ii)The Eastspring tax charge in full year 2025 included tax in relation to the gain attaching to corporate transactions.
(iii)Profit before tax includes Prudential’s share of profit after tax from the joint ventures and associates that are equity accounted for. Therefore, the actual tax charge in the income statement does not include tax arising from the results of joint ventures and associates, including the Group’s life joint venture in the Chinese Mainland.
The actual shareholder tax rates of the relevant business operations are shown below:

	Half year 2026%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other (central) operations	Total attributable to shareholders
Tax rate on adjusted operating profit	7%	20%	22%	15%	24%	9%	(8)%	16%
Tax rate on profit before tax	5%	26%	22%	15%	600%	9%	(17)%	15%

	Half year 2025%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other (central) operations	Total attributable to shareholders
Tax rate on adjusted operating profit	7%	18%	24%	15%	22%	8%	(10)%	17%
Tax rate on profit before tax	4%	19%	23%	16%	17%	12%	(12)%	20%

	Full year 2025%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other (central) operations	Total attributable to shareholders
Tax rate on adjusted operating profit	8%	21%	22%	15%	20%	7%	(8)%	16%
Tax rate on profit before tax	6%	17%	22%	15%	16%	14%	(9)%	17%

B3 Earnings per share

	Half year 2026
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	1,812	(289)	(54)	1,469	58.4¢	58.2¢
Short-term interest rate and other market fluctuations	(626)	110	13	(503)	(20.0)¢	(19.9)¢
Loss attaching to corporate transactions	(12)	–	–	(12)	(0.5)¢	(0.5)¢
Based on profit for the period	1,174	(179)	(41)	954	37.9¢	37.8¢

	Half year 2025
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	1,644	(278)	(79)	1,287	49.3¢	49.2¢
Short-term interest rate and other market fluctuations	72	(58)	4	18	0.7¢	0.7¢
Loss attaching to corporate transactions	(16)	(5)	–	(21)	(0.8)¢	(0.8)¢
Based on profit for the period	1,700	(341)	(75)	1,284	49.2¢	49.1¢

	Full year 2025
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	3,306	(534)	(155)	2,617	101.4¢	101.0¢
Short-term interest rate and other market fluctuations	120	(48)	14	86	3.3¢	3.3¢
Gain attaching to corporate transactions	1,515	(240)	–	1,275	49.5¢	49.2¢
Based on profit for the year	4,941	(822)	(141)	3,978	154.2¢	153.5¢
For half year 2026, the weighted average number of shares for calculating basic earnings per share, which excludes those held in employee share trusts, is 2,515 million (half year 2025: 2,609 million; full year 2025: 2,580 million) shares. After including a dilutive effect of the Group's share options and awards of 11 million (half year 2025: 8 million; full year 2025: 12 million) shares, the weighted average number of shares for calculating diluted earnings per share is 2,526 million (half year 2025: 2,617 million; full year 2025: 2,592 million) shares.

B4 Dividends

	Half year 2026		Half year 2025		Full year 2025
	Cents per share	$m	Cents per share	$m	Cents per share	$m
Dividends relating to reporting period:*
First interim dividend	8.88¢	223	7.71¢	199	7.71¢	197
Second interim dividend	–	–	–	–	18.89¢	481
Total relating to reporting period	8.88¢	223	7.71¢	199	26.60¢	678
Dividends paid in reporting period:
Current year first interim dividend	–	–	–	–	7.71¢	197
Second interim dividend for prior year	18.89¢	478	16.29¢	426	16.29¢	426
Total paid in reporting period	18.89¢	478	16.29¢	426	24.00¢	623
*Calculated using the outstanding number of ordinary shares as at the period end.
First and second interim dividends are recorded in the period in which they are paid.
Dividend per share
On 22 October 2026, Prudential will pay a first interim dividend of 8.88 cents per ordinary share for the year ending 31 December 2026. The first interim dividend will be paid to shareholders recorded on the UK register at 5.00pm (British Summer Time) and to shareholders recorded on the HK branch register at 4.30pm (Hong Kong Time) on 11 September 2026 (Record Date), and also to the holders of US American Depositary Receipts (ADRs) as at 11 September 2026. The first interim dividend will be paid on or about 29 October 2026 to shareholders with shares standing to the credit of their securities accounts with the Central Depository (Pte) Limited (CDP) at 5.00pm (Singapore Time) on the Record Date.
Shareholders holding shares on the UK or HK share registers will continue to receive their dividend payments in either GBP or HKD respectively, unless they elect to receive dividend payments in USD or in the form of new fully paid ordinary shares (scrip dividend alternative). A scrip dividend alternative will again be offered which will involve the issuance of relevant new ordinary shares on the Hong Kong line only. The scrip dividend alternative is offered in addition to the Dividend Reinvestment Plan (DRIP), which continues to be available to shareholders on the UK register.
Elections regarding currency, scrip dividend or DRIP must be received by the relevant UK or HK share registrar on or before 2 October 2026. The corresponding amounts per share in GBP and HKD are expected to be announced on or about 9 October 2026. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the announcement.
Shareholders holding an interest in Prudential shares through the CDP in Singapore will continue to receive their dividend payments in SGD based on the prevailing market exchange rate, unless they elect to participate in the scrip dividend alternative for which elections must be made through the CDP by 25 September 2026.
Holders of ADRs will continue to receive their dividend payments in USD.

C Financial position
C1 Group assets and liabilities
C1.1 Group investments by business type
The analysis below is structured to show the investments of the Group's subsidiaries by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.
Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities. The Group uses the middle of the Standard & Poor’s, Moody’s and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external rating agencies’ ratings and, lastly, internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the ‘below BBB- and unrated’ category. The total securities (excluding sovereign debt) that were unrated at 30 June 2026 were $904 million (30 June 2025: $871 million; 31 December 2025: $973 million). Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.
In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets that fall outside this range are classified as below BBB-.
The following table classifies assets into those that primarily back the Group’s participating funds that are measured under the variable fee approach, those backing unit-linked funds, other investments held within the insurance entities, Eastspring’s investments and those that are unallocated to a segment (principally centrally held investments).
In terms of the investments held by the insurance businesses, those within funds with policyholder participation and those within unit-linked funds represent underlying items. The gains or losses on these investments will be offset by movements in policyholder liabilities and therefore adjusted operating profit reflects the actual investment return on these assets. The exception is for investments backing the shareholders’ 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently, adjusted operating profit recognises investment return on a longer-term basis for these assets.
In terms of other assets held within the insurance entities, these largely comprise assets backing IFRS shareholders’ equity or are non-underlying items backing GMM liabilities and therefore the returns on these other investments are recognised in adjusted operating profit at a longer-term rate.

	30 Jun 2026 $m
	Asia and Africa					Unallocated to a segment	Group total
	Insurance			Eastspring	Total
	Funds with policyholder participation	Unit-linked funds	Other
	note (i)
Debt securities
Sovereign debt
Indonesia	565	503	800	–	1,868	–	1,868
Singapore	2,601	805	1,270	–	4,676	–	4,676
Thailand	6	3	3,300	–	3,309	–	3,309
United States	15,902	33	142	–	16,077	–	16,077
Vietnam	2,514	16	127	–	2,657	–	2,657
Other (predominantly Asia)	4,767	650	2,065	–	7,482	–	7,482
Subtotal	26,355	2,010	7,704	–	36,069	–	36,069
Other government bonds
AAA	1,536	158	264	–	1,958	–	1,958
AA+ to AA-	123	29	27	–	179	–	179
A+ to A-	771	74	331	–	1,176	–	1,176
BBB+ to BBB-	230	55	69	–	354	–	354
Below BBB- and unrated	304	52	44	–	400	–	400
Subtotal	2,964	368	735	–	4,067	–	4,067
Corporate bonds
AAA	1,627	202	377	–	2,206	–	2,206
AA+ to AA-	6,981	695	826	–	8,502	–	8,502
A+ to A-	21,455	719	1,625	–	23,799	1	23,800
BBB+ to BBB-	14,971	900	1,538	–	17,409	1	17,410
Below BBB- and unrated	1,509	202	216	–	1,927	–	1,927
Subtotal	46,543	2,718	4,582	–	53,843	2	53,845
Asset-backed securities
AAA	369	3	111	–	483	–	483
AA+ to AA-	27	–	5	–	32	–	32
A+ to A-	168	–	21	–	189	–	189
BBB+ to BBB-	28	–	4	–	32	–	32
Below BBB- and unrated	18	1	61	–	80	–	80
Subtotal	610	4	202	–	816	–	816
Total debt securities notes (ii)(iii)	76,472	5,100	13,223	–	94,795	2	94,797
Loans
Mortgage loans	41	–	185	–	226	–	226
Other loans	11	–	5	–	16	–	16
Total loans	52	–	190	–	242	–	242
Equity securities and holdings in collective investment schemes
Direct equities note (ii)	26,580	14,943	296	111	41,930	34	41,964
Collective investment schemes	43,685	12,282	1,120	18	57,105	–	57,105
Total equity securities and holdings in collective investment schemes	70,265	27,225	1,416	129	99,035	34	99,069
Derivative assets	697	34	172	–	903	17	920
Deposits	1,646	232	2,550	83	4,511	1,978	6,489
Total financial investments	149,132	32,591	17,551	212	199,486	2,031	201,517
Investment properties	–	–	2	–	2	–	2
Cash and cash equivalents	1,734	578	1,041	172	3,525	2,364	5,889
Total investments	150,866	33,169	18,594	384	203,013	4,395	207,408

	30 Jun 2025 $m
	Asia and Africa					Unallocated to a segment	Group total
	Insurance			Eastspring	Total
	Funds with policyholder participation	Unit-linked funds	Other
	note (i)
Debt securities
Sovereign debt
Indonesia	457	504	725	2	1,688	–	1,688
Singapore	2,568	676	1,100	–	4,344	–	4,344
Thailand	–	3	3,295	–	3,298	–	3,298
United States	15,980	170	204	–	16,354	–	16,354
Vietnam	2,731	17	130	–	2,878	–	2,878
Other (predominantly Asia)	4,835	710	2,027	1	7,573	–	7,573
Subtotal	26,571	2,080	7,481	3	36,135	–	36,135
Other government bonds
AAA	1,580	125	102	–	1,807	–	1,807
AA+ to AA-	171	14	24	–	209	–	209
A+ to A-	742	73	292	–	1,107	–	1,107
BBB+ to BBB-	263	23	70	–	356	–	356
Below BBB- and unrated	415	11	41	–	467	–	467
Subtotal	3,171	246	529	–	3,946	–	3,946
Corporate bonds
AAA	1,520	161	312	–	1,993	–	1,993
AA+ to AA-	4,966	599	906	–	6,471	–	6,471
A+ to A-	17,614	609	1,531	–	19,754	1	19,755
BBB+ to BBB-	11,778	796	1,656	–	14,230	1	14,231
Below BBB- and unrated	1,366	524	240	–	2,130	–	2,130
Subtotal	37,244	2,689	4,645	–	44,578	2	44,580
Asset-backed securities
AAA	97	–	13	–	110	–	110
AA+ to AA-	10	–	3	–	13	–	13
A+ to A-	44	–	5	–	49	–	49
BBB+ to BBB-	2	–	–	–	2	–	2
Below BBB- and unrated	2	1	33	–	36	–	36
Subtotal	155	1	54	–	210	–	210
Total debt securities notes (ii)(iii)	67,141	5,016	12,709	3	84,869	2	84,871
Loans
Mortgage loans	56	–	135	–	191	–	191
Other loans	343	–	–	–	343	–	343
Total loans	399	–	135	–	534	–	534
Equity securities and holdings in collective investment schemes
Direct equities note (ii)	21,066	13,528	201	91	34,886	21	34,907
Collective investment schemes	37,626	9,564	1,592	16	48,798	–	48,798
Total equity securities and holdings in collective investment schemes	58,692	23,092	1,793	107	83,684	21	83,705
Derivative assets	1,122	24	298	–	1,444	84	1,528
Deposits	1,264	306	2,067	92	3,729	2,412	6,141
Total financial investments	128,618	28,438	17,002	202	174,260	2,519	176,779
Investment properties	–	–	3	–	3	–	3
Cash and cash equivalents	2,134	538	1,354	130	4,156	1,480	5,636
Total investments	130,752	28,976	18,359	332	178,419	3,999	182,418

	31 Dec 2025 $m
	Asia and Africa					Unallocated to a segment	Group total
	Insurance			Eastspring	Total
	Funds with policyholder participation	Unit-linked funds	Other
	note (i)
Debt securities
Sovereign debt
Indonesia	536	475	826	–	1,837	–	1,837
Singapore	2,339	774	1,210	–	4,323	–	4,323
Thailand	–	3	3,725	–	3,728	–	3,728
United States	16,538	55	281	–	16,874	–	16,874
Vietnam	2,625	16	137	–	2,778	–	2,778
Other (predominantly Asia)	4,737	663	2,060	–	7,460	–	7,460
Subtotal	26,775	1,986	8,239	–	37,000	–	37,000
Other government bonds
AAA	1,508	137	112	–	1,757	–	1,757
AA+ to AA-	133	31	27	–	191	–	191
A+ to A-	830	77	367	–	1,274	–	1,274
BBB+ to BBB-	230	40	74	–	344	–	344
Below BBB- and unrated	317	44	40	–	401	–	401
Subtotal	3,018	329	620	–	3,967	–	3,967
Corporate bonds
AAA	1,538	142	376	–	2,056	–	2,056
AA+ to AA-	6,263	643	947	–	7,853	–	7,853
A+ to A-	20,892	631	1,718	–	23,241	1	23,242
BBB+ to BBB-	13,149	822	1,565	–	15,536	1	15,537
Below BBB- and unrated	1,375	232	247	–	1,854	–	1,854
Subtotal	43,217	2,470	4,853	–	50,540	2	50,542
Asset-backed securities
AAA	190	3	85	–	278	–	278
AA+ to AA-	10	–	3	–	13	–	13
A+ to A-	119	–	16	–	135	–	135
BBB+ to BBB-	22	–	2	–	24	–	24
Below BBB- and unrated	21	1	70	–	92	–	92
Subtotal	362	4	176	–	542	–	542
Total debt securities notes (ii)(iii)	73,372	4,789	13,888	–	92,049	2	92,051
Loans
Mortgage loans	46	–	161	–	207	–	207
Other loans	344	–	–	–	344	–	344
Total loans	390	–	161	–	551	–	551
Equity securities and holdings in collective investment schemes
Direct equities note (ii)	22,874	14,734	285	91	37,984	25	38,009
Collective investment schemes	39,196	11,053	1,286	14	51,549	–	51,549
Total equity securities and holdings in collective investment schemes	62,070	25,787	1,571	105	89,533	25	89,558
Derivative assets	326	20	267	–	613	8	621
Deposits	2,464	201	2,394	79	5,138	1,108	6,246
Total financial investments	138,622	30,797	18,281	184	187,884	1,143	189,027
Investment properties	–	–	3	–	3	–	3
Cash and cash equivalents	1,707	554	1,403	191	3,855	3,851	7,706
Total investments	140,329	31,351	19,687	375	191,742	4,994	196,736

Notes
(i)Funds with policyholder participation represent investments held to support insurance products where policyholders participate in the returns of a specified pool of investments (excluding unit-linked policies) that are measured using the variable fee approach.
(ii)Of the Group’s debt securities and direct equities, the following amounts were held by the consolidated investment funds:

	2026 $m	2025 $m
	30 Jun	30 Jun	31 Dec
Debt securities held by consolidated investment funds	11,704	12,360	12,341
Direct equities held by consolidated investment funds*	7,624	5,777	6,605
*As of 30 June 2026, the $34 million (30 June 2025: $21 million; 31 December 2025: $25 million) of direct equities unallocated to a segment is entirely held by a consolidated investment fund.
(iii)The credit ratings are created using a methodology developed by Prudential using ratings from various credit ratings agencies (Composite Ratings), S&P Global Ratings (S&P), Moody’s and Fitch Solutions and their respective affiliates and suppliers. The ratings displayed are not credit opinions nor are they a rating issued by a rating agency, including S&P. To the extent that a credit rating is calculated using an S&P rating, such rating was used under a licence from S&P and S&P reserves all rights with respect to such rating.
C1.2 Other assets and liabilities
Property, plant and equipment (PPE)
At 30 June 2026, PPE was $529 million (30 June 2025: $537 million; 31 December 2025: $530 million). During half year 2026, the Group made additions of $62 million of PPE (half year 2025: $175 million; full year 2025: $241 million), of which $41 million relates to right-of-use assets (half year 2025: $128 million; full year 2025: $137 million).
Accrued investment income and other debtors
At 30 June 2026, accrued investment income and other debtors were $2,791 million (30 June 2025: $3,323 million; 31 December 2025: $1,888 million), of which $2,714 million (30 June 2025: $3,275 million; 31 December 2025: $1,831 million) is expected to be settled within one year.
Accruals, deferred income and other creditors
At 30 June 2026, accruals, deferred income and other creditors were $3,668 million (30 June 2025: $5,235 million; 31 December 2025: $2,731 million), of which $3,304 million (30 June 2025: $5,007 million; 31 December 2025: $2,466 million) is due within one year.
C2 Measurement of financial assets and liabilities
C2.1 Determination of fair value
The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of quoted market prices for exchange-quoted investments or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques. Climate change does not directly impact fair values particularly where these are built on observable inputs (ie level 1 and level 2), which represent the majority of the Group’s financial instruments as discussed below.
The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.
Valuation approach for level 2 fair valued assets and liabilities
A significant proportion of the Group’s level 2 assets are private holdings, structured securities and other national and non-national government debt securities that are valued using observable inputs. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.
Valuation approach for level 3 fair valued assets and liabilities
Investments valued using valuation techniques include financial investments which, by their nature, do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. Level 3 assets of the Group consist primarily of property, infrastructure, private credit and private equity funds held by the participating funds and are externally valued using the net asset values of the invested funds.
For further details on the valuation approach for level 2 and level 3 fair valued assets and liabilities, refer to note C2.1 of the Group’s consolidated financial statements for the year ended 31 December 2025.

C2.2 Fair value measurement hierarchy
(a)Assets and liabilities at fair value
All of the Group’s financial instruments held at fair value are classified as fair value through profit or loss (FVTPL) at 30 June 2026 and measured on a recurring basis.
The table below shows the assets and liabilities carried at fair value on a recurring basis, analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.
Financial instruments at fair value

	30 Jun 2026 $m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
			note (iii)
Loans note (iv)	–	16	–	16
Equity securities and holdings in collective investment schemes	87,372	5,585	6,112	99,069
Debt securities note (i)	73,462	21,230	105	94,797
Derivative assets	557	363	–	920
Derivative liabilities	(255)	(1,137)	–	(1,392)
Total financial investments, net of derivative liabilities	161,136	26,057	6,217	193,410
Investment contract liabilities without DPF note (ii)	–	(787)	–	(787)
Net asset value attributable to unit holders of consolidated investment funds	(2,944)	–	–	(2,944)
Total financial instruments at fair value	158,192	25,270	6,217	189,679
Percentage of total (%)	83%	14%	3%	100%

	30 Jun 2025 $m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
			note (iii)
Loans note (iv)	–	343	–	343
Equity securities and holdings in collective investment schemes	74,375	5,337	3,993	83,705
Debt securities note (i)	65,268	19,561	42	84,871
Derivative assets	640	888	–	1,528
Derivative liabilities	(18)	(906)	–	(924)
Total financial investments, net of derivative liabilities	140,265	25,223	4,035	169,523
Investment contract liabilities without DPF note (ii)	–	(730)	–	(730)
Net asset value attributable to unit holders of consolidated investment funds	(2,332)	–	–	(2,332)
Total financial instruments at fair value	137,933	24,493	4,035	166,461
Percentage of total (%)	83%	15%	2%	100%

	31 Dec 2025 $m
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs
			note (iii)
Loans note (iv)	–	344	–	344
Equity securities and holdings in collective investment schemes	78,744	5,537	5,277	89,558
Debt securities note (i)	70,327	21,622	102	92,051
Derivative assets	171	450	–	621
Derivative liabilities	(440)	(1,142)	–	(1,582)
Total financial investments, net of derivative liabilities	148,802	26,811	5,379	180,992
Investment contract liabilities without DPF note (ii)	–	(715)	–	(715)
Net asset value attributable to unit holders of consolidated investment funds	(2,263)	–	–	(2,263)
Total financial instruments at fair value	146,539	26,096	5,379	178,014
Percentage of total (%)	82%	15%	3%	100%
Notes
(i)Of the total level 2 debt securities of $21,230 million at 30 June 2026 (30 June 2025: $19,561 million; 31 December 2025: $21,622 million), $9 million (30 June 2025: $9 million; 31 December 2025: $7 million) are valued internally. Internal valuations are inherently more subjective than external valuations.
(ii)Investment contract liabilities without DPF are not quoted in an active market and do not have readily available published prices. Their fair values are determined using valuation techniques with all significant inputs used in the valuation being observable. Therefore, these investment contract liabilities are classified in level 2.
(iii)At 30 June 2026, the Group held $6,217 million (30 June 2025: $4,035 million; 31 December 2025: $5,379 million) of net financial instruments at fair value within level 3. This represents 3 per cent (30 June 2025: 2 per cent; 31 December 2025: 3 per cent) of the total fair valued financial assets, net of financial liabilities and comprises the following:
–Equity securities and holdings in collective investment schemes of $6,112 million (30 June 2025: $3,993 million; 31 December 2025: $5,277 million) consisting primarily of property, infrastructure, private credit and private equity funds, which are externally valued using the net asset value of the invested funds; and
–Debt securities of $105 million (30 June 2025: $42 million; 31 December 2025: $102 million).
Of the net financial instruments of $6,217 million at 30 June 2026 (30 June 2025: $4,035 million; 31 December 2025: $5,379 million) referred to above:
–A net asset of $6,092 million (30 June 2025: $3,950 million; 31 December 2025: $5,266 million) is held by the Group’s participating and unit-linked funds and therefore shareholders’ profit and equity are not immediately impacted by movements in the valuation of these financial instruments; and
–The remaining level 3 investments comprise a net asset of $125 million (30 June 2025: $85 million; 31 December 2025: $113 million), which is primarily externally valued. If the value of all these level 3 financial instruments decreased by 10 per cent, the change in valuation would be $(13) million (30 June 2025: $(9) million; 31 December 2025: $(11) million), which would reduce shareholders’ equity by this amount before tax.
(iv)Of the Group’s financial assets and financial liabilities at 30 June 2026, only loans contain more than one asset classification. The loans carried at amortised cost and their fair value are provided in note (c) below.
(b)Transfers into and transfers out of levels
The Group’s policy is to recognise transfers into and out of levels as of the end of each reporting period except for material transfers that are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.
During half year 2026, the transfers between levels within the portfolios were primarily transfers from level 1 to level 2 of $1,147 million (30 June 2025: $1,129 million; 31 December 2025: $1,497 million) and transfers from level 2 to level 1 of $781 million (30 June 2025: $1,337 million; 31 December 2025: $1,416 million). These transfers primarily reflect the change in the observed valuation inputs of equity securities and debt securities and, in certain cases, the change in the level of trading activities of the securities. There were no transfers into or out of level 3 in half year 2026 and 2025, and a small transfer from level 3 into level 1 in full year 2025 as shown in the table below.
Reconciliation of movements in level 3 assets and liabilities measured at fair value
The following table reconciles the value of level 3 fair-valued assets and liabilities at the beginning of the period to that presented at the end of the period.
Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at FVTPL and foreign exchange movements on an individual entity’s overseas investments. Total gains and losses recorded in other comprehensive income comprises the translation of investments into the Group's presentation currency of USD.

	Half year 2026 $m
	Equity securities and holdings in collective investment schemes	Debt securities	Group total
Balance at beginning of period	5,277	102	5,379
Total gain in income statement note	233	6	239
Exchange differences recorded in other comprehensive income	(33)	(2)	(35)
Purchases and other additions	759	–	759
Sales, maturities and capital distribution	(124)	(1)	(125)
Balance at end of period	6,112	105	6,217

	Half year 2025 $m
	Equity securities and holdings in collective investment schemes	Debt securities	Group total
Balance at beginning of period	3,117	37	3,154
Total gain in income statement note	37	3	40
Exchange differences recorded in other comprehensive income	68	3	71
Purchases and other additions	967	–	967
Sales, maturities and capital distribution	(196)	(1)	(197)
Balance at end of period	3,993	42	4,035

	Full year 2025 $m
	Equity securities and holdings in collective investment schemes	Debt securities	Group total
Balance at beginning of year	3,117	37	3,154
Total gain in income statement note	118	2	120
Exchange differences recorded in other comprehensive income	47	4	51
Purchases and other additions	2,376	60	2,436
Sales, maturities and capital distribution	(367)	(1)	(368)
Transfers out of Level 3	(14)	–	(14)
Balance at end of year	5,277	102	5,379
Note
Of the total net gain in the income statement of $239 million at half year 2026 (half year 2025: $40 million; full year 2025: $120 million), $252 million (half year 2025: $48 million; full year 2025: $121 million) relates to unrealised gains (losses) on financial instruments still held at the end of the period, which can be analysed as follows:

	2026 $m	2025 $m
	Half year	Half year	Full year
Equity securities and holdings in collective investment schemes	246	45	119
Debt securities	6	3	2
Net unrealised gains on financial instruments still held at the end of the period	252	48	121
(c)Assets and liabilities carried at amortised cost and their fair value
The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Deposits, cash and cash equivalents, accrued investment income, other debtors, accruals, deferred income and other creditors are excluded from the analysis below, as these are carried at amortised cost which approximates fair value.

	30 Jun 2026 $m		30 Jun 2025 $m		31 Dec 2025 $m
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Loans	226	262	191	243	207	260
Financial liabilities
Core structural borrowings of shareholder-financed businesses note	(4,448)	(4,339)	(4,473)	(4,349)	(4,459)	(4,402)
Operational borrowings (excluding lease liabilities)	(666)	(666)	(506)	(506)	(521)	(521)
Obligations under funding, securities lending and sale and repurchase agreements	(486)	(486)	(665)	(665)	(745)	(745)
Net financial liabilities at amortised cost	(5,374)	(5,229)	(5,453)	(5,277)	(5,518)	(5,408)
Note
The fair value of the subordinated and senior debt issued by the Group is determined using quoted prices from independent third parties.

C3 Insurance and reinsurance contracts
The amounts recorded in the balance sheet as insurance and reinsurance contract assets and liabilities are set out in the table below (on the left-hand side), broken out into their component parts. Additionally, presented on the right-hand side are the same amounts but including the Group’s share of the relevant amounts of its joint venture and associates, which are equity accounted for on the statement of financial position and hence all assets and liabilities of those businesses are included in a separate line.
Management believes that the movement in the CSM is a key driver for understanding changes in profitability from period to period and as the Group’s share of the results of the joint ventures and associates is included in the Group’s adjusted operating and total profit, it is relevant to understand the movement in insurance assets and liabilities including those entities too.
C3.1 Group overview
(a)Analysis of Group insurance and reinsurance contract assets and liabilities
The table below provides an analysis of the portfolio of insurance and reinsurance (RI) contract assets and liabilities held on the Group’s statement of financial position. The Group’s share of the insurance and reinsurance contract liabilities and assets of its joint ventures and associates as shown below relate to the life business of the Chinese Mainland, India and Takaful business in Malaysia.

	Excluding JVs and associates $m						Including JVs and associates $m
	(Assets)		Liabilities		Net liabilities (assets)		(Assets)		Liabilities		Net liabilities (assets)
	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI
As at 30 Jun 2026
Best estimate liabilities (BEL)	(5,683)	(2,555)	161,999	666	156,316	(1,889)	(5,980)	(2,770)	185,971	700	179,991	(2,070)
Risk adjustment for non-financial risk (RA)	924	(172)	1,921	(35)	2,845	(207)	942	(240)	2,247	(39)	3,189	(279)
Contractual service margin (CSM)	2,857	(678)	21,265	112	24,122	(566)	3,036	(553)	23,329	119	26,365	(434)
Insurance contract balances note C3.2	(1,902)	(3,405)	185,185	743	183,283	(2,662)	(2,002)	(3,563)	211,547	780	209,545	(2,783)
Assets for insurance acquisition cash flows	(48)	–	–	–	(48)	–	(48)	–	–	–	(48)	–
Insurance and reinsurance contract liabilities (assets)	(1,950)	(3,405)	185,185	743	183,235	(2,662)	(2,050)	(3,563)	211,547	780	209,497	(2,783)

As at 30 Jun 2025
Best estimate liabilities (BEL)	(5,265)	(2,537)	140,528	418	135,263	(2,119)	(5,526)	(2,691)	162,926	463	157,400	(2,228)
Risk adjustment for non-financial risk (RA)	909	(123)	1,774	(45)	2,683	(168)	921	(153)	2,083	(50)	3,004	(203)
Contractual service margin (CSM)	2,668	(607)	19,173	137	21,841	(470)	2,821	(586)	21,166	124	23,987	(462)
Insurance contract balances note C3.2	(1,688)	(3,267)	161,475	510	159,787	(2,757)	(1,784)	(3,430)	186,175	537	184,391	(2,893)
Assets for insurance acquisition cash flows	(34)	–	1	–	(33)	–	(34)	–	1	–	(33)	–
Insurance and reinsurance contract liabilities (assets)	(1,722)	(3,267)	161,476	510	159,754	(2,757)	(1,818)	(3,430)	186,176	537	184,358	(2,893)

As at 31 Dec 2025
Best estimate liabilities (BEL)	(5,326)	(2,575)	152,016	562	146,690	(2,013)	(5,610)	(2,817)	174,675	618	169,065	(2,199)
Risk adjustment for non-financial risk (RA)	894	(171)	1,906	(38)	2,800	(209)	909	(237)	2,223	(42)	3,132	(279)
Contractual service margin (CSM)	2,664	(660)	20,576	116	23,240	(544)	2,834	(510)	22,584	97	25,418	(413)
Insurance contract balances note C3.2	(1,768)	(3,406)	174,498	640	172,730	(2,766)	(1,867)	(3,564)	199,482	673	197,615	(2,891)
Assets for insurance acquisition cash flows	(48)	–	–	–	(48)	–	(48)	–	–	–	(48)	–
Insurance and reinsurance contract liabilities (assets)	(1,816)	(3,406)	174,498	640	172,682	(2,766)	(1,915)	(3,564)	199,482	673	197,567	(2,891)

(b)Adjusted total comprehensive equity

	Excluding JVs and associates	Group’s share related to JVs and associates	Including JVs and associates
	$m	$m	$m
As at 30 Jun 2026
Shareholders’ equity	17,052	2,751	19,803
CSM, net of reinsurance	23,556	2,375	25,931
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	884	–	884
Remove: CSM, net of reinsurance, attributable to non-controlling interests	(662)	–	(662)
Shareholders’ CSM, net of reinsurance	23,778	2,375	26,153
Less: Related tax adjustments	(2,537)	(577)	(3,114)
Adjusted total comprehensive equity	38,293	4,549	42,842

As at 30 Jun 2025
Shareholders’ equity	15,602	2,517	18,119
CSM, net of reinsurance	21,371	2,154	23,525
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	769	–	769
Remove: CSM, net of reinsurance, attributable to non-controlling interests	(1,050)	–	(1,050)
Shareholders’ CSM, net of reinsurance	21,090	2,154	23,244
Less: Related tax adjustments	(2,255)	(495)	(2,750)
Adjusted total comprehensive equity	34,437	4,176	38,613

As at 31 Dec 2025
Shareholders’ equity	17,354	2,763	20,117
CSM, net of reinsurance	22,696	2,309	25,005
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	871	–	871
Remove: CSM, net of reinsurance, attributable to non-controlling interests	(1,072)	–	(1,072)
Shareholders’ CSM, net of reinsurance	22,495	2,309	24,804
Less: Related tax adjustments	(2,316)	(537)	(2,853)
Adjusted total comprehensive equity	37,533	4,535	42,068

(c)Discount rate and risk-free rate
The Group elects to determine discount rates on a bottom-up basis, starting with a liquid risk-free yield curve and adding an illiquidity premium to reflect the characteristics of the insurance contracts. Risk-free rates are based on government bond yields for all currencies except HKD where risk-free rates are based on swap rates due to the higher liquidity of the HKD swap market. The illiquidity premium is calculated as the yield-to-maturity on a reference portfolio of assets with similar liquidity characteristics to the insurance contracts (in particular, corporate bonds), less the risk-free curve, and an allowance for credit risk.
The following tables set out the range of yield curves used to discount cash flows of insurance contracts for major currencies. These discount rates include the illiquidity premium applied to the portfolios written in each currency. A range is shown to represent the fact that different products apply different proportions of the reference portfolio’s illiquidity premium (either 0%, 50% or 100%). The ranges below reflect only the actual proportions applied for each currency. For the major currencies shown below, except Hong Kong dollar and Malaysian ringgit, all three proportions apply and hence the spread is indicative of the illiquidity premium applying to the term specified.

	30 Jun 2026%
	1 year			5 years			10 years			15 years			20 years
Chinese yuan (CNY)	1.12	–	1.37	1.44	–	1.69	1.75	–	2.00	2.08	–	2.33	2.29	–	2.54
Hong Kong dollar (HKD)	3.52	–	3.69	3.64	–	4.00	3.92	–	4.44	4.13	–	4.72	4.25	–	4.87
Indonesian rupiah (IDR)	7.24	–	7.72	7.28	–	7.76	7.38	–	7.86	7.44	–	7.92	7.48	–	7.96
Malaysian ringgit (MYR)	3.15	–	3.35	3.42	–	3.62	3.73	–	3.93	3.94	–	4.14	4.10	–	4.30
Singapore dollar (SGD)	1.44	–	1.59	1.78	–	2.16	2.05	–	2.38	2.09	–	2.51	2.11	–	2.75
United States dollar (USD)	4.04	–	4.20	4.27	–	4.68	4.56	–	4.93	4.96	–	5.42	5.21	–	5.88

	30 Jun 2025%
	1 year			5 years			10 years			15 years			20 years
Chinese yuan (CNY)	1.34	–	1.69	1.52	–	1.87	1.65	–	2.00	1.82	–	2.17	1.93	–	2.28
Hong Kong dollar (HKD)	2.92	–	3.37	3.04	–	3.49	3.35	–	3.80	3.54	–	3.99	3.68	–	4.13
Indonesian rupiah (IDR)	6.08	–	6.50	6.51	–	6.93	6.92	–	7.34	7.26	–	7.68	7.40	–	7.82
Malaysian ringgit (MYR)	3.01	–	3.34	3.19	–	3.52	3.61	–	3.94	3.79	–	4.12	3.96	–	4.29
Singapore dollar (SGD)	1.81	–	2.44	1.83	–	2.46	2.24	–	2.87	2.34	–	2.97	2.32	–	2.95
United States dollar (USD)	3.98	–	4.38	3.83	–	4.40	4.34	–	4.88	4.77	–	5.38	5.05	–	5.84

	31 Dec 2025%
	1 year			5 years			10 years			15 years			20 years
Chinese yuan (CNY)	1.34	–	1.62	1.64	–	1.92	1.86	–	2.14	2.19	–	2.47	2.31	–	2.59
Hong Kong dollar (HKD)	2.99	–	3.34	3.08	–	3.43	3.46	–	3.81	3.69	–	4.04	3.81	–	4.16
Indonesian rupiah (IDR)	4.93	–	5.33	5.79	–	6.19	6.42	–	6.82	6.81	–	7.21	7.02	–	7.42
Malaysian ringgit (MYR)	3.01	–	3.20	3.41	–	3.60	3.67	–	3.86	3.94	–	4.13	4.14	–	4.33
Singapore dollar (SGD)	1.42	–	1.71	1.91	–	2.34	2.18	–	2.48	2.26	–	2.63	2.23	–	2.82
United States dollar (USD)	3.51	–	3.80	3.77	–	4.22	4.29	–	4.60	4.78	–	5.16	5.09	–	5.70

C3.2 Analysis of movements in insurance and reinsurance contract balances (including JVs and associates)
An analysis of movements in insurance and reinsurance contract balances by measurement component, excluding assets for insurance acquisition cash flows, and including the Group’s share of insurance and reinsurance contract assets and liabilities related to the life JVs and associates is set out below:

	Half year 2026 $m
	Insurance				Reinsurance
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
Opening assets	(5,610)	909	2,834	(1,867)	(2,817)	(237)	(510)	(3,564)
Opening liabilities	174,675	2,223	22,584	199,482	618	(42)	97	673
Net liabilities (assets) at 1 Jan	169,065	3,132	25,418	197,615	(2,199)	(279)	(413)	(2,891)
Changes that relate to future service
Changes in estimates that adjust the CSM	(939)	53	886	–	(1)	(1)	2	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	30	(7)	–	23	27	–	–	27
New contracts in the period	(1,546)	154	1,417	25	52	(12)	(40)	–
	(2,455)	200	2,303	48	78	(13)	(38)	27
Changes that relate to current service
Release of CSM to profit or loss	–	–	(1,399)	(1,399)	–	–	26	26
Release of risk adjustment to profit or loss	–	(162)	–	(162)	–	13	–	13
Experience adjustments	(18)	–	–	(18)	114	–	–	114
	(18)	(162)	(1,399)	(1,579)	114	13	26	153
Changes that relate to past service
Adjustments to assets and liabilities for incurred claims	(83)	(2)	–	(85)	(30)	–	–	(30)
Insurance service result	(2,556)	36	904	(1,616)	162	–	(12)	150

Net finance (income) expense
Accretion of interest on GMM contracts note (i)	127	20	200	347	(46)	(5)	(12)	(63)
Other net finance (income) expense	8,754	37	92	8,883	25	–	(5)	20
	8,881	57	292	9,230	(21)	(5)	(17)	(43)
Total amount recognised in income statement	6,325	93	1,196	7,614	141	(5)	(29)	107
Effect of movements in exchange rates	(1,313)	(36)	(249)	(1,598)	9	5	8	22
Total amount recognised in comprehensive income	5,012	57	947	6,016	150	–	(21)	129

Cash flows
Premiums received net of ceding commissions paid	18,180	–	–	18,180	(680)	–	–	(680)
Insurance acquisition cash flows	(3,241)	–	–	(3,241)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(8,967)	–	–	(8,967)	659	–	–	659
Total cash flows	5,972	–	–	5,972	(21)	–	–	(21)

Other changes note (iii)	(58)	–	–	(58)	–	–	–	–

Closing assets	(5,980)	942	3,036	(2,002)	(2,770)	(240)	(553)	(3,563)
Closing liabilities	185,971	2,247	23,329	211,547	700	(39)	119	780
Net liabilities (assets) at 30 Jun	179,991	3,189	26,365	209,545	(2,070)	(279)	(434)	(2,783)

	Half year 2025 $m
	Insurance				Reinsurance
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
Opening assets	(4,799)	803	2,599	(1,397)	(2,783)	(128)	(645)	(3,556)
Opening liabilities	148,867	1,940	19,862	170,669	461	(47)	144	558
Net liabilities (assets) at 1 Jan	144,068	2,743	22,461	169,272	(2,322)	(175)	(501)	(2,998)
Changes that relate to future service
Changes in estimates that adjust the CSM	(753)	77	676	–	(27)	(2)	29	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	21	(5)	–	16	(2)	–	–	(2)
New contracts in the period	(1,410)	151	1,281	22	40	(9)	(32)	(1)
	(2,142)	223	1,957	38	11	(11)	(3)	(3)
Changes that relate to current service
Release of CSM to profit or loss	–	–	(1,280)	(1,280)	–	–	45	45
Release of risk adjustment to profit or loss	–	(154)	–	(154)	–	13	–	13
Experience adjustments	(78)	–	–	(78)	104	–	–	104
	(78)	(154)	(1,280)	(1,512)	104	13	45	162
Changes that relate to past service
Adjustments to assets and liabilities for incurred claims	(23)	(1)	–	(24)	(27)	–	–	(27)
Insurance service result	(2,243)	68	677	(1,498)	88	2	42	132

Net finance (income) expense
Accretion of interest on GMM contracts note (i)	105	27	177	309	(60)	(4)	(12)	(76)
Other net finance (income) expense	6,640	69	7	6,716	394	(23)	(11)	360
	6,745	96	184	7,025	334	(27)	(23)	284
Total amount recognised in income statement	4,502	164	861	5,527	422	(25)	19	416
Effect of movements in exchange rates	3,655	97	665	4,417	(59)	(3)	20	(42)
Total amount recognised in comprehensive income	8,157	261	1,526	9,944	363	(28)	39	374

Cash flows
Premiums received net of ceding commissions paid	15,457	–	–	15,457	(741)	–	–	(741)
Insurance acquisition cash flows	(2,905)	–	–	(2,905)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(7,318)	–	–	(7,318)	472	–	–	472
Total cash flows	5,234	–	–	5,234	(269)	–	–	(269)

Other changes note (iii)	(59)	–	–	(59)	–	–	–	–

Closing assets	(5,526)	921	2,821	(1,784)	(2,691)	(153)	(586)	(3,430)
Closing liabilities	162,926	2,083	21,166	186,175	463	(50)	124	537
Net liabilities (assets) at 30 Jun	157,400	3,004	23,987	184,391	(2,228)	(203)	(462)	(2,893)

	Full year 2025 $m
	Insurance				Reinsurance
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
Opening assets	(4,799)	803	2,599	(1,397)	(2,783)	(128)	(645)	(3,556)
Opening liabilities	148,867	1,940	19,862	170,669	461	(47)	144	558
Net liabilities (assets) at 1 Jan	144,068	2,743	22,461	169,272	(2,322)	(175)	(501)	(2,998)
Changes that relate to future service
Changes in estimates that adjust the CSM	(1,960)	91	1,869	–	104	(46)	(58)	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	14	6	–	20	(14)	–	–	(14)
New contracts in the year	(3,084)	350	2,777	43	(6)	(55)	58	(3)
	(5,030)	447	4,646	63	84	(101)	–	(17)
Changes that relate to current service
Release of CSM to profit or loss	–	–	(2,656)	(2,656)	–	–	102	102
Release of risk adjustment to profit or loss	–	(307)	–	(307)	–	24	–	24
Experience adjustments	(159)	–	–	(159)	148	–	–	148
	(159)	(307)	(2,656)	(3,122)	148	24	102	274
Changes that relate to past service
Adjustments to assets and liabilities for incurred claims	(18)	(1)	–	(19)	(27)	(1)	–	(28)
Insurance service result	(5,207)	139	1,990	(3,078)	205	(78)	102	229

Net finance (income) expense
Accretion of interest on GMM contracts note (i)	212	54	376	642	(121)	(9)	(28)	(158)
Other net finance (income) expense	15,204	100	(39)	15,265	332	(17)	(4)	311
	15,416	154	337	15,907	211	(26)	(32)	153
Total amount recognised in income statement	10,209	293	2,327	12,829	416	(104)	70	382
Effect of movements in exchange rates	3,681	96	630	4,407	(56)	–	18	(38)
Total amount recognised in comprehensive income	13,890	389	2,957	17,236	360	(104)	88	344

Cash flows
Premiums received net of ceding commissions paid	32,098	–	–	32,098	(1,445)	–	–	(1,445)
Insurance acquisition cash flows	(5,524)	–	–	(5,524)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(15,345)	–	–	(15,345)	1,208	–	–	1,208
Total cash flows	11,229	–	–	11,229	(237)	–	–	(237)

Other changes note (iii)	(122)	–	–	(122)	–	–	–	–

Closing assets	(5,610)	909	2,834	(1,867)	(2,817)	(237)	(510)	(3,564)
Closing liabilities	174,675	2,223	22,584	199,482	618	(42)	97	673
Net liabilities (assets) at 31 Dec	169,065	3,132	25,418	197,615	(2,199)	(279)	(413)	(2,891)
Notes
(i)Accretion of interest includes interest on policy loans.
(ii)Including investment component.
(iii)Other changes include movements in insurance contract liabilities arising from adjustments to remove the incurred non-cash expenses (such as depreciation and amortisation) from insurance contract asset and liability balances.

C4 Intangible assets
C4.1 Goodwill
Goodwill shown on the condensed consolidated statement of financial position represents amounts allocated to businesses in Asia in respect of both acquired asset management and life businesses.

	2026 $m	2025 $m
	30 Jun	30 Jun	31 Dec
Carrying value at beginning of period	902	848	848
Exchange differences	(27)	41	54
Carrying value at end of period	875	889	902
C4.2 Other intangible assets

	Half year 2026 $m			Half year 2025 $m	Full year 2025 $m
	Distribution rights	Other intangibles	Total	Total	Total
	note (i)	note (ii)
Balance at beginning of period	3,699	259	3,958	3,824	3,824
Additions	30	33	63	318	539
Amortisation and other charges	(209)	(34)	(243)	(234)	(451)
Disposals and transfers	–	(1)	(1)	(1)	(3)
Exchange differences and other movements	(34)	(4)	(38)	32	49
Balance at end of period	3,486	253	3,739	3,939	3,958
Notes
(i)Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of the bancassurance partnership arrangements for the bank distribution of Prudential’s insurance products for a fixed period of time. The distribution rights amounts are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels.
(ii)Included within other intangibles are software and licence fees.
C5 Borrowings
C5.1 Core structural borrowings of shareholder-financed businesses

	2026 $m	2025 $m
	30 Jun	30 Jun	31 Dec
Subordinated debt
US$750m 4.875% notes	750	750	750
£435m 6.125% notes 2031	575	593	583
US$1,000m 2.95% notes 2033	998	997	998
SGD 600m 3.80% notes 2035 note (i)	461	468	464
Senior debt note (ii)
£250m 5.875% notes 2029	323	327	325
US$1,000m 3.125% notes 2030	993	991	992
US$350m 3.625% notes 2032	348	347	347
Total core structural borrowings of shareholder-financed businesses	4,448	4,473	4,459
Notes
(i)The Group designated this SGD-denominated borrowing as a net investment hedge of the currency risk related to the Group’s investment in the Singapore business under IFRS 9.
(ii)The senior debt ranks above subordinated debt in the event of liquidation.
C5.2 Operational borrowings

	2026 $m	2025 $m
	30 Jun	30 Jun	31 Dec
Borrowings in respect of short-term fixed income securities programmes (commercial paper)	643	500	520
Lease liabilities under IFRS 16	319	347	310
Other borrowings	23	6	1
Total operational borrowings	985	853	831

C6 Sensitivity to key market risks
The Group’s risk framework and the management of risks attaching to the Group’s interim financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital, have been included in the Risk review report.
Further information of the Group’s sensitivity to key risks was set out in the Group’s financial statements for the year ended 31 December 2025.
The tables below show the sensitivity of the Group’s profit after tax, shareholders’ equity and CSM as at 30 June 2026 and 31 December 2025 to the following market risks:
–1 per cent increase and 0.5 per cent decrease in observable risk-free interest rates in isolation and subject to a floor of zero; and
–Instantaneous 10 per cent rise and 20 per cent fall in the market value of equity and property assets. The equity risk sensitivity analysis assumes that all equity indices fall by the same percentage.
The sensitivity results assume instantaneous market movements and hence reflect the current investment portfolio and all consequential impacts as at valuation date. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ from the instantaneous impacts shown below. These sensitivity results allow for limited management actions such as changes to future policyholder bonuses and re-pricing for medical business, where applicable. In practice, the market movements would be expected to occur over time and rebalancing of investment portfolios would likely be carried out to mitigate the impact of the stresses as presented below. Management could also take additional actions to help mitigate the impact of these stresses, including but not limited to, market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.
The sensitivity of the Group’s results to market risks primarily arises from the Group’s insurance businesses.
The impact of changes in interest rates and equity values impacts both assets and liabilities. For assets backing insurance contract liabilities and those related liabilities, these impacts will vary depending on whether insurance contracts are classified as variable fee approach ('VFA') or general measurement model ('GMM'). In addition, there will be impacts from other shareholder assets that back IFRS shareholders’ equity rather than insurance contract liabilities. The vast majority of the Group’s investments are classified as FVTPL and so movements as a result of interest rate and equity markets directly impact profit, unless they are offset by corresponding movements in the Group’s liabilities.
For VFA contracts (which include the majority of the Group’s participating and unit-linked contracts but not all), movements in underlying assets are matched by a movement in insurance liabilities. Changes in BEL and RA as a result of a change in discount rate or from changes in the variable fee (that is dependent on the value of underlying assets) are taken as a change to the CSM with no immediate impact on profit or shareholders’ equity. There will, however, be an impact on profit and shareholders’ equity from changes to the CSM amortisation as a result of changes both to the CSM and the discounting of the coverage units. Onerous contracts with no CSM will also have impacts going directly to the income statement.
For GMM contracts, the CSM is calculated on a locked-in basis (ie using discount rates applied at the dates of initial recognition of each group of contracts), whereas the BEL and RA are calculated using a current discount rate. This accounting mismatch passes through the income statement. The impact will depend on whether the BEL is an asset or a liability. For BEL assets, which are largely offset by CSM liabilities (ie for certain protection contracts where future premiums are expected to exceed future claims and expenses), increases in interest rates will reduce the BEL asset with no impact on the CSM liability and hence reduce profit. For a BEL liability, where the BEL and CSM liabilities are backed by invested assets (eg certain universal life contracts), there are likely to be offsetting asset impacts (for example BEL liabilities and bond values will both reduce as interest rates increase) and the impact on profit will be dependent on any mismatches between assets and liabilities together with the impact of the CSM being calculated on a locked-in basis.
For other shareholder assets that are not backing insurance contract liabilities, increases in interest rates and falls in equity markets reduce asset values, which under the Group’s accounting policy pass directly through the income statement and hence reduce profit (vice versa for decreases in interest rates and increases in equity markets).
The income statement volatilities stated above lead to volatility in shareholders’ equity to the same extent.
For the Group’s asset management business, Eastspring, the profit for the period is sensitive to the level of assets under management as this significantly affects the value of management fees earned by the business in the current and future periods. Assets under management will rise and fall as market conditions change with a consequential impact on profitability. The effect on future asset management fees is not reflected in the table below.
In addition, Eastspring holds a small amount of investments directly on its balance sheet, including investments in respect of seeding capital into retail funds it sells to third parties (see note C1.1). Eastspring’s profit will therefore have some direct exposure to the market movements of these investments.
At 30 June 2026 and 31 December 2025, the Group’s central operations did not hold significant financial investments other than short-term deposits and money market funds held by the Group’s treasury function for liquidity purposes and so there is immaterial sensitivity to market movements for these investments. In addition, the central operations held some derivatives that are used to reduce or manage investment, interest rate and currency exposures.

	2026 $m	2025 $m
Base values	Half year	Full year
Profit after tax for the period for the Group	995	4,119
Group shareholders’ equity at end of period	19,803	20,117
CSM at end of period including JVs and associates	25,931	25,005

	2026 $m		2025 $m
	30 Jun		31 Dec
Interest rates and consequential effects	-0.5%	+1%	-0.5%	+1%
Increase (decrease) to shareholders’ equity:
Financial assets note	8,906	(15,582)	8,805	(15,413)
Net insurance contract liabilities (including CSM) note	(8,248)	14,120	(8,169)	14,000
Net effect on shareholders' equity	604	(1,289)	568	(1,222)
Increase (decrease) to profit after tax:
Net effect on profit after tax	628	(1,336)	609	(1,299)
Increase (decrease) to CSM liability:
CSM note	410	(1,131)	390	(1,069)

	2026 $m		2025 $m
	30 Jun		31 Dec
Equity/property market values	-20%	+10%	-20%	+10%
Increase (decrease) to shareholders’ equity:
Financial assets note	(18,578)	9,407	(16,935)	8,374
Net insurance contract liabilities (including CSM) note	17,462	(8,894)	15,802	(7,855)
Net effect on shareholders' equity	(749)	338	(756)	341
Increase (decrease) to profit after tax:
Net effect on profit after tax	(787)	356	(817)	370
Increase (decrease) to CSM liability:
CSM note	(2,187)	1,068	(1,937)	917
Note
The sensitivity effects shown above reflect the pre-tax effects on the financial assets, net insurance contract liabilities and CSM as presented on the condensed consolidated statement of financial position, together with the Group’s share of the relevant amounts of its joint ventures and associates. Changes to the results of the Africa insurance operations from interest rate or equity price changes would not materially impact the Group’s results.
The sensitivity of the Group’s businesses presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.
The Group uses the segment measure 'adjusted operating profit' to review the performance of the business (see note B1.2 for how this measure is determined). The impact on adjusted operating profit will be more muted than on total profit as long-term asset returns are assumed for surplus assets held by the Group’s insurance businesses and long-term spreads are assumed for GMM business. Adjusted operating profit will be impacted by changes in CSM amortisation for VFA business following the impact of economic changes on underlying assets and discount rates that impact the value of variable fees, and on the value of onerous contracts losses (or reversal thereof) taken directly to the income statement excluding those contracts that meet the criteria where gains and losses can be shared across cohorts. The changes in CSM amortisation result from changes both to the CSM and the discounting of the coverage units.
The pre-tax adjusted operating profit impacts for a decrease of 0.5 per cent and an increase of 1.0 per cent in interest rates at 30 June 2026 were $(47) million and $21 million (31 December 2025: $(45) million and $25 million), respectively.
The pre-tax adjusted operating profit impacts for a decrease of 20 per cent and an increase of 10 per cent in equity/property market values at 30 June 2026 were $(181) million and $63 million (31 December 2025: $(237) million and $99 million), respectively.

C7 Share capital, share premium and own shares

	30 Jun 2026			30 Jun 2025			31 Dec 2025
Issued shares of 5p each fully paid	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		$m	$m		$m	$m		$m	$m
Balance at beginning of period	2,548,213,779	169	5,011	2,657,521,888	176	5,009	2,657,521,888	176	5,009
Shares issued under share-based schemes	11,286	–	1	–	–	–	5,162	–	2
Shares issued under scrip dividends	5,721,904	–	–	22,134	–	–	2,197,669	–	–
Shares cancelled on repurchases/buybacks	(42,942,499)	(2)	–	(72,431,622)	(5)	–	(111,510,940)	(7)	–
Balance at end of period	2,511,004,470	167	5,012	2,585,112,400	171	5,009	2,548,213,779	169	5,011
Options outstanding under save as you earn schemes to subscribe for shares at each period end shown below are as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year
		From (in pence)	To (in pence)
30 Jun 2026	1,401,560	520p	1,202p	2031
30 Jun 2025	1,426,806	520p	1,202p	2030
31 Dec 2025	1,529,193	520p	1,202p	2031
Transactions by Prudential plc and its subsidiaries in Prudential plc shares
(a)Purchases by employee share scheme trusts
The Group buys and sells Prudential plc shares (‘own shares’) in relation to its employee share schemes through the trusts established to facilitate the delivery of shares under employee incentive plans.
During half year 2026, a total of 6.2 million shares (half year 2025: 2.8 million shares; full year 2025: 8.4 million shares) were acquired in relation to employee share schemes by the trusts and for members under employee share purchase plans. The cost of acquiring these shares was $85 million (half year 2025: $30 million; full year 2025: $101 million). The cost in USD shown has been calculated from the share prices in the purchase currency (pound sterling or Hong Kong dollar) using the monthly average exchange rate for the month in which those shares were purchased. A portion of these share purchases were made on the Hong Kong Stock Exchange with the remainder being made on the London Stock Exchange.
(b)Share repurchase/buyback programmes by the Company
The Company made the following purchases during the periods shown:

	2026 $m	2025 $m
	Half year	Half year	Full year
Share repurchases to neutralise impact of scrip dividend	–	–	33
Share buyback programme to return capital to shareholders (excluding costs)	645	711	1,211
Total repurchases and buybacks (excluding costs)	645	711	1,244
Costs associated with buybacks	3	4	8
Release of redemption liability associated with buybacks	–	(18)	(18)
Total cost recognised in retained earnings on share repurchases and buybacks	648	697	1,234
The table below shows the details of the purchases on a monthly basis during half year 2026. The cost in USD shown has been calculated from the share prices in pounds sterling using the daily spot rate on which those shares were purchased.

	Number of shares	Share price		Cost $
		Low £	High £
January	6,044,969	11.46	12.20	96,170,477
February	6,894,364	10.37	12.38	106,998,349
March	8,329,422	10.12	11.21	119,340,354
April	6,832,397	10.56	11.40	101,952,891
May	6,808,752	10.63	12.04	103,079,649
June	8,827,110	9.10	10.81	117,430,047
Total	43,737,014			644,971,767

On 6 January 2026, the Company announced the commencement of a new share buyback programme up to a maximum aggregate amount of $1.2 billion, to reduce the issued share capital of the Company. Further information on the Group's plan to return capital to shareholders is included in the Financial Review at the start of this report.
As at 30 June 2026, 44 million ordinary shares in aggregate have been repurchased under the $1.2 billion share buyback programme for a total consideration of $645 million, excluding costs of $3 million. Of these, 0.8 million repurchased shares were settled and the shares were cancelled after 30 June 2026.
All of these share purchases were made on the London Stock Exchange, their associates, and/or other regulated exchanges in the UK and the shares purchased were cancelled after settlement. The nominal value of the shares cancelled in half year 2026 was $2 million. On cancellation, the nominal value was transferred from the share capital to the capital redemption reserve account.
Other than as disclosed above, the Company and its subsidiaries did not purchase, sell or redeem any Prudential plc listed securities during half year 2026.
D Other information
D1 Contingencies and related obligations
The Group is involved in various litigation and regulatory proceedings from time to time. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that the ultimate outcome of any current or pending matters will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows.
D2 Increase in ownership interest in Prudential Assurance Malaysia Berhad
On 22 January 2026, the Company announced that Prudential Corporation Holdings Limited, a wholly-owned subsidiary of the Group, had signed an agreement to acquire a further 19 per cent of Sri Han Suria Sdn. Bhd. (SHS), the holding company that owns Prudential Assurance Malaysia Berhad (PAMB), from Detik Ria Sdn. Bhd. (Detik Ria) for RM1.52 billion, equivalent to $380 million based on the exchange rate on the completion date of 30 January 2026.
PAMB is the Group’s conventional life insurance business in Malaysia. This transaction, which was approved by Bank Negara Malaysia, increased the Group’s stake in SHS from 51 per cent to 70 per cent. The Group continues to consolidate the business of PAMB as a subsidiary controlled by the Group. Further, the Group’s operating performance metrics continue to be presented before the effect of non-controlling interests in line with the Group’s policy. The proportion of profit after tax and equity of the conventional life insurance business in Malaysia attributed to non-controlling interests in these interim financial statements reflects a reduction in Detik Ria’s non-controlling interest in SHS from 49 per cent to 30 per cent. Included within the effect of transactions relating to non-controlling interests recognised in the consolidated statement of changes in equity for half year 2026 is the initial impact on the completion of the transaction.
D3 Repositioning of the Group’s India operations
On 17 May 2026, the Group announced that as part of a strategic repositioning of its India operations it has agreed to acquire in the future a 75 per cent stake in Bharti Life Insurance Company Limited, a prominent Indian life insurer, from Bharti Life Ventures Pvt Ltd and 360 ONE Asset Management. The transaction is for an initial cash consideration of INR35 billion (approximately $370 million based on the 30 June 2026 exchange rate). There is a potential additional consideration payable of up to INR7 billion (approximately $74 million based on the 30 June 2026 exchange rate). Completion of the transaction remains subject to the receipt of regulatory approvals and the satisfaction of other conditions. Regulatory approvals for the transaction are expected to require the Group to reduce its shareholding in ICICI Prudential Life Insurance Company from 22 per cent to under 10 per cent. The Group is engaging with the relevant regulatory authorities on this process and will seek an appropriate timeframe for the divestment that may be required, in the interests of its shareholders.
D4 Post balance sheet events
The 2026 first interim dividend approved by the Board of Directors after 30 June 2026 is described in note B4.
The Group has announced a further circa $0.3 billion buyback to be completed by 18 December 2026, which adds to the previously announced $1.2 billion 2026 share buyback programme. This will be funded, and is subject to the completion and amounts received (net of tax and transaction costs), from the sale of part of the Group’s stake in ICICI Prudential Asset Management Company as the Group progresses towards meeting the initial free float requirement.
D5 Related party transactions
There were no transactions with related parties during the six months ended 30 June 2026 that have had a material effect on the results or financial position of the Group. The usual dividends received from the Group’s joint ventures and associates are disclosed in the condensed consolidated statement of cash flows. The nature of the related party transactions of the Group has not changed from those described in note D4 to the Group’s consolidated financial statements for the year ended 31 December 2025.

Statement of Directors’ responsibilities
The Directors (who are listed on this page) are responsible for preparing the Half Year Financial Report in accordance with applicable law and regulations.
Accordingly, the Directors confirm that to the best of their knowledge:
–the condensed consolidated financial statements have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’, as adopted for use in the UK; and
–the Half Year Financial Report includes a fair review of information required by:
(a)DTR 4.2.7R of the Disclosure Guidance and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2026, and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and
(b)DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2026 and that have materially affected the financial position or performance of the Group during that period; and any changes in the related party transactions described in the Group’s consolidated financial statements for the year ended 31 December 2025 that could do so.

Prudential plc Board of Directors:
Chair
Sir Douglas Flint
Executive Director
Anil Wadhwani
Independent Non-executive Directors
Jeremy Anderson
Arijit Basu
Chua Sock Koong
Guido Fürer
Ming Lu
George Sartorel
Mark Saunders
Claudia Suessmuth Dyckerhoff
Jeanette Wong

26 August 2026

Independent review report to Prudential plc
Conclusion
We have been engaged by Prudential plc (the “Company” or the “Group”) to review the condensed set of consolidated financial statements in the Half Year Financial Report for the six months ended 30 June 2026 which comprises the Condensed consolidated income statement, Condensed consolidated statement of comprehensive income, Condensed consolidated statement of changes in equity, Condensed consolidated statement of financial position, Condensed consolidated statement of cash flows and related notes A1 to D5. We have read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Half Year Financial Report for the six months ended 30 June 2026 is not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 “Interim Financial Reporting” (IAS 34), IAS 34 as issued by the International Accounting Standards Board (IASB) and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.
Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
As disclosed in note A1, the annual financial statements of the Group are prepared in accordance with UK adopted international accounting standards and International Financial Reporting Standards as issued by the IASB. The condensed set of financial statements included in this Half Year Financial Report has been prepared in accordance with UK adopted IAS 34 and IAS 34 as issued by the IASB.
Conclusions relating to going concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis of conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.
This conclusion is based on the review procedures performed in accordance with ISRE 2410, however future events or conditions may cause the Group to cease to continue as a going concern.
Responsibilities of the directors
The directors are responsible for preparing the Half Year Financial Report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.
In preparing the Half Year Financial Report, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.
Auditor’s Responsibilities for the review of the financial information
In reviewing the Half Year Financial Report, we are responsible for expressing to the Company a conclusion on the condensed set of consolidated financial statements in the Half Year Financial Report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.
Use of our report
This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London
26 August 2026

Traditional Embedded Value (TEV) basis results

109	Basis of preparation

110	TEV results highlights

111	Movement in Group TEV equity

113	Movement in Group free surplus

Notes to the TEV basis results
115	1 Analysis of new business profit and TEV for insurance business operations
117	2 Analysis of movement in net worth and value of in-force insurance business operations
118	3 Sensitivity of results for insurance business operations to alternative economic assumptions
119	4 TEV results for other (central) operations
120	5 Net core structural borrowings of shareholder-financed businesses
120	6 Methodology and accounting presentation
124	7 Assumptions
125	8 Other information

126	Independent review report to Prudential plc

Basis of preparation
In addition to IFRS reporting, Prudential has chosen to prepare a set of supplementary results on a Traditional Embedded Value (TEV) basis. The results have been determined in accordance with the methodology and assumptions set out in notes 6 and 7. All results are stated net of tax and converted using actual exchange rates (AER) unless otherwise stated. AER are actual historical exchange rates for the relevant accounting period. Constant exchange rates (CER) results are calculated by translating prior year results using current year foreign currency exchange rates, ie current year average rates for the income statement and current year closing rates for the balance sheet.
TEV results are prepared on a supplementary basis to the Group’s IFRS results. TEV is a way of measuring the current value to shareholders of the future profits from the life businesses (considering only policies that are in-force at the balance sheet date) using a set of actuarial assumptions and after making an allowance for the aggregate risks of that business, plus total net worth. It also includes a provision for future unallocated central corporate expenditure. The value of future new business is excluded from the embedded value. This compares with IFRS profit for insurance contracts, which largely reflects the level of services provided for a given period. Under IFRS, unearned future profits expected on those same insurance contracts are contained in a separate liability called the CSM. These future IFRS profits have been derived on a risk neutral basis (including an illiquidity premium), without allowing for the real-world investment returns that will be earned on the assets held. In contrast, TEV reflects all future profits, with no equivalent liability to the CSM, but values those profits on a risk-adjusted real-world basis, allowing for the future investment returns that are expected to be earned by the assets held. TEV also uses a higher discount rate that allows for the uncertainties in these cash flows. IFRS is updated annually for current interest rates and other economic assumptions whereas TEV makes use of longer-term investment returns as described in note 6. For the purpose of preparing TEV results, insurance joint ventures and associates are included at the Group’s proportionate share of their embedded value and not at their market value. Asset management and other non-insurance subsidiaries, joint ventures and associates are included in the TEV results at the Group’s proportionate share of IFRS shareholders’ equity, with central Group debt shown on a market value basis. Further information is contained in note 4 and note 5.
The Directors are responsible for the preparation of the supplementary information in accordance with the stated methodology and assumptions above (as detailed in notes 6 and 7). In preparing the supplementary TEV basis results, the Directors have satisfied themselves that the Group remains a going concern. Further information is provided in note A1 to the IFRS condensed consolidated financial statements.

TEV results highlights

2026	2025
Half year	Half year	Full year
AER	CER	AER
$m	$m	% change	$m	% change	$m
New business profit (NBP) note (i)	1,384	1,260	10%	1,279	8%	2,782
Annual premium equivalent (APE) sales note (i)	3,428	3,288	4%	3,340	3%	6,661
New business margin on APE (%)	40%	38%	2	ppts	38%	2	ppts	42%
Present value of new business premiums (PVNBP) note (i)	15,667	14,886	5%	15,078	4%	31,925

Operating free surplus generated from in-force insurance and asset management businesses notes (i)(ii)	1,791	1,560	15%	1,562	15%	3,059
Free surplus excluding distribution rights and other intangibles	8,862	8,520	4%	8,537	4%	9,408
Free surplus ratio (%) note (iii)	209%	221%	(12)	ppts	221%	(12)	ppts	221%
TEV operating profit notes (i)(iv)	2,511	2,240	12%	2,271	11%	4,752
TEV operating profit per share	97.6¢	83.0¢	18%	83.9¢	16%	178.5¢
Operating return on Group TEV (%) note (v)	15%	15%	0	ppts	15%

Closing Group TEV equity note (vi)	39,091	35,000	12%	34,565	13%	37,803
Closing Group TEV equity per share (in cents) note (vi)	1,557	¢	1,354	¢	15%	1,337	¢	16%	1,483	¢
Closing Group TEV (ie excluding goodwill attributable to equity holders) per share (in cents) note (vi)	1,527	¢	1,324	¢	15%	1,308	¢	17%	1,453	¢
Notes
(i)New business and operating results are presented before deducting the amounts attributable to non-controlling interests. This presentation is applied consistently throughout this document, unless stated otherwise.
(ii)Stated before restructuring costs, centrally incurred costs and eliminations.
(iii)Free surplus ratio is calculated as the total of Group free surplus excluding distribution rights and other intangibles and TEV required capital, divided by TEV required capital.
(iv)TEV operating profit is stated after restructuring costs, centrally incurred costs and eliminations.
(v)Operating return on Group TEV is calculated as TEV operating profit for the period, after non-controlling interests, as a percentage of opening Group TEV, excluding distribution rights and other intangibles. Operating profit and Group TEV are net of non-controlling interests. By definition Group TEV excludes goodwill. Half year profits are annualised by multiplying by two.
(vi)Stated net of non-controlling interests.

Movement in Group TEV equity

		2026 $m			2025 $m
		Half year			Half year	Full year
	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total	Group total
New business profit	1	1,412	(28)	1,384	1,260	2,782
Profit from in-force business	2	1,246	–	1,246	1,154	2,284
Insurance business		2,658	(28)	2,630	2,414	5,066
Asset management business		141	–	141	146	305
Operating profit (loss) from insurance and asset management businesses		2,799	(28)	2,771	2,560	5,371
Change in allowance for corporate expenditure and other central costs incurred in the period	4	–	(211)	(211)	(236)	(454)
Operating profit (loss) before restructuring costs		2,799	(239)	2,560	2,324	4,917
Restructuring costs		(15)	(34)	(49)	(84)	(165)
Operating profit (loss) for the period		2,784	(273)	2,511	2,240	4,752
Non-operating results note (i)	2	(17)	44	27	(1,169)	(81)
Profit (loss) for the period		2,767	(229)	2,538	1,071	4,671
Non-controlling interests' share of profit		(48)	–	(48)	(32)	(120)
Profit (loss) for the period attributable to equity holders of the Company		2,719	(229)	2,490	1,039	4,551
Intra-group dividends and investment in operations note (ii)		(1,299)	1,299	–	–	–
Dividends, net of scrip dividends		–	(399)	(399)	(426)	(594)
Share repurchases/buybacks note (iii)		–	(648)	(648)	(697)	(1,234)
Foreign exchange movements		(399)	13	(386)	832	781
Increase in ownership interest in the Malaysia conventional life business		644	(380)	264	–	–
Other equity movements note (iv)		174	(207)	(33)	(15)	32
Net increase (decrease) in Group TEV equity		1,839	(551)	1,288	733	3,536
Group TEV equity at beginning of period		37,618	185	37,803	34,267	34,267
Group TEV equity at end of period		39,457	(366)	39,091	35,000	37,803

Contribution to Group TEV equity at end of period:
Insurance business	2	38,052	–	38,052	33,777	36,186
Asset management and other	4	646	1,726	2,372	2,536	2,924
Provision for future central corporate expenditure		–	(2,092)	(2,092)	(2,084)	(2,086)
Group TEV		38,698	(366)	38,332	34,229	37,024
Goodwill attributable to equity holders		759	–	759	771	779
Group TEV equity at end of period		39,457	(366)	39,091	35,000	37,803

Movement in Group TEV equity continued

	2026			2025
	Half year			Half year	Full year
Group TEV equity per share (in cents) note (v)	Insurance and asset management operations	Other (central) operations	Group total	Group total	Group total
At end of period
Based on Group TEV (ie excluding goodwill attributable to equity holders)	1,542¢	(15)¢	1,527¢	1,324¢	1,453¢
Based on Group TEV equity at end of period	1,572¢	(15)¢	1,557¢	1,354¢	1,483¢
At beginning of period
Based on Group TEV (ie excluding goodwill attributable to equity holders)	1,446¢	7¢	1,453¢	1,262¢	1,262¢
Based on Group TEV equity at beginning of period	1,476¢	7¢	1,483¢	1,289¢	1,289¢

	2026	2025
	Half year	Half year	Full year
TEV basis basic earnings per share (in cents) note (vi)	Basic earnings per share	Basic earnings per share	Basic earnings per share
Based on operating profit	97.6¢	83.0¢	178.5¢
Based on profit for the period	99.0¢	39.8¢	176.4¢
Notes
(i)The classification of the TEV profit or loss between operating and non-operating results is described in note 6.2. In full year 2025, the non-operating results of the Group included the gain arising from the sale of a portion of the Group's interest in ICICI Prudential Asset Management Company Limited during the company's IPO. The non-operating results for the insurance business operations are discussed further in note 2(d).
(ii)Intra-group dividends represent dividends that have been paid in the period. Investment in operations reflects movements in share capital.
(iii)Further details on the share buyback/repurchase by the Company are provided in note C7 of IFRS condensed consolidated financial statements.
(iv)Other movements include reserve movements in respect of intra-group transfers between operations that have no overall effect on the Group’s shareholders’ equity, transactions relating to non-controlling interests, share-based payments, treasury shares, and new share capital subscribed.
(v)Based on the number of issued shares at 30 June 2026 of 2,511 million shares (30 June 2025: 2,585 million shares; 31 December 2025: 2,548 million shares).
(vi)Based on weighted average number of issued shares in half year 2026 of 2,515 million shares (half year 2025: 2,609 million shares; full year 2025: 2,580 million shares), excluding those held in employee share trusts.

Movement in Group free surplus
Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and for our life operations is generally based on (with adjustments as discussed below) the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the period, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the period. For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (TEV total net worth) over the TEV capital required to support the covered business. Adjustments are also made to enable free surplus to be a better measure of shareholders' resources available for distribution. For shareholder-backed businesses, the level of TEV required capital has generally been based on the Group Prescribed Capital Requirements (GPCR) used in our GWS (Group-wide Supervision) as explained in note 6.1(e).
For asset management and other non-insurance business operations (including the Group's central operations), free surplus is taken to be IFRS shareholders' equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime.

		2026 $m			2025 $m
		Half year			Half year	Full year
	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total	Group total
Expected transfer from in-force business		1,596	–	1,596	1,371	2,731
Expected return on existing free surplus		167	–	167	167	298
Changes in operating assumptions and experience variances		(113)	–	(113)	(124)	(275)
Operating free surplus generated from in-force insurance business	2	1,650	–	1,650	1,414	2,754
Asset management business		141	–	141	146	305
Operating free surplus generated from in-force insurance and asset management businesses		1,791	–	1,791	1,560	3,059
Investment in new business note (i)	2	(355)	(28)	(383)	(434)	(773)
		1,436	(28)	1,408	1,126	2,286
Other expenditure		–	(205)	(205)	(230)	(446)
Restructuring costs		(15)	(34)	(49)	(84)	(165)
Operating free surplus generated		1,421	(267)	1,154	812	1,675
Non-operating free surplus generated note (ii)		(408)	(4)	(412)	(248)	453
Free surplus generated for the period		1,013	(271)	742	564	2,128
Non-controlling interests' share of free surplus generated		(20)	–	(20)	–	(23)
Free surplus generated for the period attributable to equity holders of the Company		993	(271)	722	564	2,105
Net cash flows paid to parent company note (iii)		(1,397)	1,397	–	–	–
Dividends, net of scrip dividends		–	(399)	(399)	(426)	(594)
Share repurchases/buybacks		–	(648)	(648)	(697)	(1,234)
Issuance of subordinated debt, net of costs		–	–	–	462	462
Foreign exchange movements		(53)	13	(40)	147	171
Increase in ownership interest in the Malaysia conventional life business		28	(380)	(352)	–	–
Other equity movements		272	(305)	(33)	(15)	32
Net (decrease) increase in free surplus		(157)	(593)	(750)	35	942
Balance at beginning of period		7,005	6,295	13,300	12,358	12,358
Balance at end of period		6,848	5,702	12,550	12,393	13,300

Representing:
Free surplus excluding distribution rights and other intangibles		5,790	3,072	8,862	8,520	9,408
Distribution rights and other intangibles		1,058	2,630	3,688	3,873	3,892
Balance at end of period		6,848	5,702	12,550	12,393	13,300

Movement in Group free surplus continued

		2026 $m			2025 $m
		30 Jun			30 Jun	31 Dec
Contribution to Group free surplus at end of period:	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total	Group total
Insurance business	2	6,202	–	6,202	5,893	6,352
Asset management and other businesses		646	5,702	6,348	6,500	6,948
Total at end of period		6,848	5,702	12,550	12,393	13,300
Notes
(i)Free surplus invested in new business primarily represents acquisition costs and amounts set aside for required capital.
(ii)Non-operating free surplus generated for other (central) operations represents the post-tax IFRS basis short-term fluctuations in investment returns, the movement in the mark-to-market value adjustment on core structural borrowings that did not meet the qualifying conditions as set out in the Insurance (Group Capital) Rules and the gain or loss on corporate transactions, if any, undertaken in the period.
(iii)Net cash flows to parent company reflect the cash remittances as included in the holding company cash flow at transaction rates. The difference to the intra-group dividends and investment in operations in the movement in Group TEV equity primarily relates to intra-group loans, foreign exchange movements, timing differences and other non-cash items.

Notes to the TEV basis results
1 Analysis of new business profit and TEV for insurance business operations
Throughout this section we would note the following:
(i)New business in the Chinese Mainland is included at Prudential's 50 per cent interest in the life joint venture;
(ii)Within Growth markets and other, new business in India is included at Prudential's 22 per cent interest in the associate; and
(iii)The Malaysia segment contains 100 per cent of the Conventional business and the Group’s share of the Takaful joint venture.
APE sales are an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profit for shareholders. The amounts shown are not, and are not intended to be, reflective of revenue recorded in the Group IFRS condensed consolidated income statement.

	Half year 2026
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin on APE	New business margin on PVNBP	Closing TEV
	$m	$m	$m	%	%	$m
Hong Kong	581	1,017	4,942	57%	12%	15,105
Indonesia	49	123	559	40%	9%	1,327
Chinese Mainland (Prudential’s share)	159	461	1,623	34%	10%	3,405
Malaysia	70	205	1,025	34%	7%	3,941
Singapore	201	484	2,963	42%	7%	7,418
Growth markets and other	352	1,138	4,555	31%	8%	7,899
Non-controlling interests' share of embedded value						(1,043)
Total insurance business	1,412	3,428	15,667	41%	9%	38,052
Less central costs allocated to new business	(28)
Total Group insurance business	1,384	3,428	15,667	40%	9%

	Half year 2025 AER
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin on APE	New business margin on PVNBP	Closing TEV
	$m	$m	$m	%	%	$m
Hong Kong	540	1,085	5,319	50%	10%	12,895
Indonesia	51	125	489	41%	10%	1,290
Chinese Mainland (Prudential’s share)	156	359	1,146	43%	14%	2,654
Malaysia	44	190	764	23%	6%	3,548
Singapore	184	425	2,587	43%	7%	6,884
Growth markets and other	316	1,104	4,581	29%	7%	8,216
Non-controlling interests' share of embedded value						(1,710)
Total insurance business	1,291	3,288	14,886	39%	9%	33,777
Less central costs allocated to new business	(31)
Total Group insurance business	1,260	3,288	14,886	38%	8%

	Half year 2025 CER
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin on APE	New business margin on PVNBP	Closing TEV
	$m	$m	$m	%	%	$m
Hong Kong	538	1,081	5,298	50%	10%	12,908
Indonesia	49	119	467	41%	10%	1,171
Chinese Mainland (Prudential’s share)	165	380	1,211	43%	14%	2,803
Malaysia	48	209	840	23%	6%	3,664
Singapore	191	440	2,680	43%	7%	6,779
Growth markets and other	319	1,111	4,582	29%	7%	7,812
Non-controlling interests' share of embedded value						(1,765)
Total insurance business	1,310	3,340	15,078	39%	9%	33,372
Less central costs allocated to new business	(31)
Total Group insurance business	1,279	3,340	15,078	38%	8%

	Full year 2025 AER
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin on APE	New business margin on PVNBP	Closing TEV
	$m	$m	$m	%	%	$m
Hong Kong	1,221	2,221	11,738	55%	10%	14,460
Indonesia	118	258	1,055	46%	11%	1,350
Chinese Mainland (Prudential’s share)	282	621	2,122	45%	13%	3,238
Malaysia	118	436	1,863	27%	6%	3,861
Singapore	436	938	6,145	46%	7%	7,102
Growth markets and other	667	2,187	9,002	30%	7%	7,842
Non-controlling interests' share of embedded value						(1,667)
Total insurance business	2,842	6,661	31,925	43%	9%	36,186
Less central costs allocated to new business	(60)
Total Group insurance business	2,782	6,661	31,925	42%	9%
(a)Analysis of new business profit margin by quarter
New business profit (NBP), annual premium equivalent sales (APE) and new business margin can be analysed by quarter as follows:

	Half year 2026			Half year 2025 AER			Half year 2025 CER
	NBP post central costs	APE	New business margin on APE	NBP post central costs	APE	New business margin on APE	NBP post central costs	APE	New business margin on APE
	$m	$m	%	$m	$m	%	$m	$m	%
Q1	686	1,823	38%	608	1,677	36%	625	1,725	36%
Q2	697	1,604	43%	652	1,610	40%	654	1,615	40%
Foreign exchange adjustment	1	1	n/a	–	1	n/a	–	–	n/a
Total half year	1,384	3,428	40%	1,260	3,288	38%	1,279	3,340	38%
The above table shows NBP, APE sales and new business margin for each discrete quarter of half year 2026 and half year 2025. Each quarter is prepared based on economic assumptions at the start of each period (including the long-term economic assumptions as set out in note 7.1) and operating assumptions at the start of each quarter. Each quarter is shown on the basis of average exchange rates for the period concerned. The adjustment at the end of the period (where applicable) is to move NBP to be based on the average exchange rates for the period in line with how the half year TEV basis results have been prepared.
(b)Movement in new business profit
The movement in new business profit from insurance business operations is analysed as follows:

$m
Half year 2025 new business profit (AER)	1,260
Foreign exchange movements	19
Half year 2025 new business profit (CER)	1,279
Sales volume	33
Business mix, product mix and other items	72
Half year 2026 new business profit	1,384
(c)Insurance new business

	Single premiums			Regular premiums			APE
	2026 $m	2025 $m		2026 $m	2025 $m		2026 $m	2025 $m
	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year
		AER	AER		AER	AER		AER	AER
Hong Kong	485	362	803	968	1,049	2,141	1,017	1,085	2,221
Indonesia	231	98	273	100	115	231	123	125	258
Chinese Mainland	543	248	537	407	335	568	461	359	621
Malaysia	49	49	109	200	185	425	205	190	436
Singapore	1,402	1,023	2,494	344	323	689	484	425	938
Growth markets and other	410	287	597	1,097	1,075	2,126	1,138	1,104	2,187
Total	3,120	2,067	4,813	3,116	3,082	6,180	3,428	3,288	6,661

2 Analysis of movement in net worth and value of in-force insurance business operations

	2026 $m					2025 $m
	Half year					Half year	Full year
	Free surplus	Required capital	Net worth	Value of in-force business	Embedded value	Embedded value	Embedded value
				note (b)	note (a)	note (a)	note (a)
Balance at beginning of period	6,352	7,761	14,113	22,073	36,186	33,261	33,261
New business contribution note (b)	(355)	455	100	1,312	1,412	1,291	2,842
Existing business – transfer to net worth	1,596	(159)	1,437	(1,437)	–	–	–
Expected return on existing business	167	167	334	1,044	1,378	1,274	2,547
Changes in operating assumptions, experience variances and other items note (c)	(113)	25	(88)	(44)	(132)	(120)	(263)
In-force business	1,650	33	1,683	(437)	1,246	1,154	2,284
Operating profit before restructuring costs	1,295	488	1,783	875	2,658	2,445	5,126
Restructuring costs	(9)	–	(9)	–	(9)	(8)	(20)
Operating profit	1,286	488	1,774	875	2,649	2,437	5,106
Non-operating result note (d)	(408)	(66)	(474)	457	(17)	(1,090)	(1,075)
Profit for the period	878	422	1,300	1,332	2,632	1,347	4,031
Non-controlling interests' share of profit	(16)	(2)	(18)	(26)	(44)	(29)	(112)
Profit for the period attributable to equity holders of the Company	862	420	1,282	1,306	2,588	1,318	3,919
Foreign exchange movements	(44)	(76)	(120)	(250)	(370)	783	732
Intra-group dividends and investment in operations	(1,167)	(68)	(1,235)	68	(1,167)	(1,698)	(2,023)
Increase in ownership interest in the Malaysia conventional life business	28	86	114	530	644	–	–
Other equity movements note (e)	171	–	171	–	171	113	297
Balance at end of period	6,202	8,123	14,325	23,727	38,052	33,777	36,186
(a)Total embedded value
The total embedded value for insurance business operations at the end of each period, excluding goodwill attributable to equity holders, can be analysed further as follows:

	2026 $m	2025 $m
	30 Jun	30 Jun	31 Dec
Free surplus	6,202	5,893	6,352
Required capital	8,123	7,027	7,761
Net worth	14,325	12,920	14,113
Value of in-force business before deduction of cost of capital	24,789	22,027	23,094
Cost of capital	(1,062)	(1,170)	(1,021)
Net value of in-force business	23,727	20,857	22,073
Embedded value	38,052	33,777	36,186
(b)Value of in-force business and new business profit split by product type
The value of in-force business (VIF) and new business profit (NBP) are analysed by product type as follows:

	2026%		2025%
	Half year		Half year		Full year
Product	VIF	NBP	VIF	NBP	VIF	NBP
Health & protection	45	33	47	33	46	36
Participating (Shareholder-backed)	8	28	7	30	7	28
Participating	30	21	28	16	28	15
Non-participating	4	11	3	15	5	14
Linked	13	7	15	6	14	7
Total	100	100	100	100	100	100

(c)Changes in operating assumptions, experience variances and other items
Overall the total impact of operating assumption changes, experience variances and other items in half year 2026 is $(132) million (half year 2025: $(120) million; full year 2025: $(263) million), comprising changes in operating assumptions of $3 million (half year 2025: $35 million; full year 2025: $8 million) and experience variances and other items of $(135) million (half year 2025: $(155) million; full year 2025: $(271) million). Included in the $(135) million is $(145) million (half year 2025: $(96) million; full year 2025: $(230) million) that was invested in building capabilities in the period.
(d)Non-operating results
The non-operating result each period comprises short-term fluctuations caused by changes in interest rates and other market movements, the effect of changes in economic assumptions and the impact of corporate transactions undertaken, if any, in the period.
The half year 2026 non-operating result reflects the cumulative effect of equity performance relative to expectations in our life business units and the impact of changes in interest rates on both the value of surplus assets and future investment returns, which trend from current to long-term rates but are not offset by any change in discount rate.
(e)Other equity movements
Other equity movements primarily include reserve movements in respect of intra-group transfers between operations that have no overall effect on the Group’s TEV equity.
3 Sensitivity of results for insurance business operations to alternative economic assumptions
The tables below show the sensitivity of the new business profit and the embedded value for insurance business operations to:
–1 per cent and 2 per cent increases in interest rates and 0.5 per cent decrease in interest rates impacting both long-term and current interest rates used in determining TEV values. This allows for consequential changes in the assumed investment returns for all asset classes, market values of fixed interest assets, local statutory reserves, capital requirements and risk discount rates;
–1 per cent fall in equity and property yields and risk discount rates;
–1 per cent and 2 per cent increases in the risk discount rates via a change to the risk premium;
–For embedded value only, 20 per cent fall in the market value of equity and property assets (with no impact on assumed investment returns); and
–5 per cent increase and decrease in foreign exchange rates.
The sensitivities shown below are for the impact of instantaneous changes on the embedded value of insurance business operations and include the combined effect on the value of in-force business and net assets (including derivatives within the insurance operations) held at the valuation dates indicated. The results only allow for limited management actions, such as repricing and changes to future policyholder bonuses, where applicable. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown below. In this case, management could also take additional actions to help mitigate the impact of these stresses. No change in the mix of the asset portfolio held at the valuation date is assumed when calculating sensitivities, while changes in the market value of those assets are recognised. The sensitivity impacts are expected to be non-linear. To aid understanding of this non-linearity, impacts of both a 1 per cent and 2 per cent increase to interest rates and risk discount rates are shown.
The sensitivities shown below are for illustrative purposes and, in reality, the impacts may be different. In the event that the illustrated changes in market conditions occur, the effect would be captured in non-operating results. For in-force business, the impact of the market sensitivities below is calculated by reference to end of period economic assumptions, whereas new business impacts are with reference to beginning of period economic assumptions.

New business profit from insurance business	Half year 2026 $m	Full year 2025 $m
Base value (before central costs)	1,412	2,842
Impact from alternative economic assumptions:
Interest rates – 2% increase	(40)	(78)
Interest rates – 1% increase	(24)	(49)
Interest rates – 0.5% decrease	16	31
Equity and property returns and risk discount rates – 1% decrease	179	355
Risk discount rates – 2% increase	(322)	(634)
Risk discount rates – 1% increase	(179)	(352)
Foreign exchange rates – 5% increase	(39)	(77)
Foreign exchange rates – 5% decrease	44	85
New business profit sensitivities vary with changes in business mix and APE sales volumes.

Embedded value of insurance business	30 Jun 2026 $m	31 Dec 2025 $m
Base value*	38,052	36,186
Impact from alternative economic assumptions:
Interest rates – 2% increase	(4,326)	(4,225)
Interest rates – 1% increase	(2,322)	(2,234)
Interest rates – 0.5% decrease	1,247	1,303
Equity/property market values – 20% fall	(1,985)	(1,852)
Equity and property returns and risk discount rates – 1% decrease	2,297	2,136
Risk discount rates – 2% increase	(5,522)	(4,989)
Risk discount rates – 1% increase	(3,064)	(2,757)
Foreign exchange rates – 5% increase	(1,106)	(1,050)
Foreign exchange rates – 5% decrease	1,223	1,160
*Embedded value sensitivities include Africa operations at base value. In the context of the Group, Africa’s results are not materially impacted by the above sensitivities.
In order to illustrate the impact of varying specific economic assumptions, all other assumptions are held constant in the sensitivities above and, therefore, the actual changes in embedded value were these economic effects to materialise may differ from the sensitivities shown.
4 TEV results for other (central) operations
TEV results for the change in allowance for corporate expenditure and other central costs incurred in the period comprises the movement in the provision for recurring central head office expenditure that is not related to the acquisition of new business together with the post-tax IFRS results for other central items such as interest costs on core structural borrowings and other central net investment income and other items. It also includes the actual head office expenditure (before restructuring costs) in the period on an IFRS net-of-tax basis, which is either allocated to new business (if it relates to acquisition costs) or in-force otherwise. In-force costs are covered by the provision.
Certain costs incurred within the head office functions are recharged to the insurance business operations and recorded within the results for those operations. The assumed future expenses within the value of in-force business for insurance business operations generally allow for amounts expected to be recharged by the head office functions on a recurring basis. The provision for future central corporate expenditure and the actual expenditure in the period excludes such costs.
The allowance for the future costs of internal asset management services within the TEV results for insurance business operations excludes the projected future profits generated by any non-insurance entities within the Group in providing those services (ie the TEV for insurance business operations includes the projected future profit or loss from asset management and service companies that support the Group’s covered insurance businesses). The results of the Group’s asset management operations include the current period profit from the management of both internal and external funds, consistent with their presentation within the Group’s IFRS basis reporting. An adjustment is accordingly made to Group TEV operating profit, within the results for other (central) operations, to deduct the expected profit anticipated to arise in the current period in the opening value of in-force business from internal asset management services, such that Group TEV operating profit includes the actual profit earned in respect of the management of these assets. Under IFRS 17, a similar adjustment is made to eliminate the intra-group profit within the results of central operations.
The Group TEV equity for other operations is taken to be IFRS shareholders’ equity, with central Group debt shown on a market value basis, offset by the provision for future central corporate expenditure. Free surplus for other operations is taken to be IFRS shareholders’ equity, net of any goodwill attributable to equity holders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group’s capital regime. Under the GWS Framework, debt instruments issued at the date of designation which met the transitional conditions set by the Hong Kong IA are included as GWS eligible group capital resources. In addition, debt issued since the date of designation which met the qualifying conditions as set out in the Insurance (Group Capital) Rules are also included as GWS eligible group capital resources.
Shareholders’ equity for other (central) operations can be compared across metrics as shown in the table below.

	2026 $m	2025 $m
	30 Jun	30 Jun	31 Dec
IFRS shareholders’ equity	1,617	1,739	2,214
Mark-to-market value adjustment on central borrowings note 5	109	124	57
Provision for future central corporate expenditure	(2,092)	(2,084)	(2,086)
Group TEV equity	(366)	(221)	185

IFRS shareholders’ equity	1,617	1,739	2,214
Mark-to-market value adjustment on central borrowings	109	124	57
Debt instruments treated as capital resources	3,976	3,964	4,024
Free surplus at end of period	5,702	5,827	6,295

5 Net core structural borrowings of shareholder-financed businesses

	30 Jun 2026 $m			30 Jun 2025 $m			31 Dec 2025 $m
	IFRS basis	Mark-to-market value adjustment	TEV basis at market value	IFRS basis	Mark-to-market value adjustment	TEV basis at market value	IFRS basis	Mark-to-market value adjustment	TEV basis at market value
	note (ii)	note (iii)		note (ii)	note (iii)		note (ii)	note (iii)
Core structural borrowings:
Subordinated debt	2,784	(64)	2,720	2,808	(89)	2,719	2,795	(35)	2,760
Senior debt	1,664	(45)	1,619	1,665	(35)	1,630	1,664	(22)	1,642
	4,448	(109)	4,339	4,473	(124)	4,349	4,459	(57)	4,402
Holding company cash and short-term investments note (i)	(3,697)	–	(3,697)	(3,374)	–	(3,374)	(4,282)	–	(4,282)
Net core structural borrowings of shareholder-financed businesses	751	(109)	642	1,099	(124)	975	177	(57)	120
Notes
(i)Holding company includes centrally managed Group holding companies and service companies.
(ii)As recorded in note C5.1 to the IFRS condensed consolidated financial statements. The movement in the value of core structural borrowings includes foreign exchange effects for non-USD denominated debts.
(iii)The movement in the mark-to-market value adjustment can be analysed as follows:

	2026 $m	2025 $m
	Half year	Half year	Full year
Mark-to-market value adjustment at beginning of period	(57)	(231)	(231)
(Credit) charge to the income statement (including foreign exchange effects)	(52)	106	173
Effect of foreign exchange movements included in reserves	–	1	1
Mark-to-market value adjustment at end of period	(109)	(124)	(57)
6 Methodology and accounting presentation
6.1 Methodology
The following sets out the Group’s methodology for preparing the TEV basis results. Key features of the Group's methodology include:
–The use of long-term risk-free rates when setting investment return assumptions. For in-force business, investment returns generally trend from current to long-term assumptions;
–Using the same long-term risk-free rates to set the risk discount rates which also includes a risk margin to cover non-diversifiable non-market risk as well as market risk, including an implicit allowance for the time value of options and guarantees; and
–To reduce TEV for a projection of recurring central head office expenditure and to reduce TEV new business profit for that proportion of recurring actual central head office expenditure considered to be acquisition in nature.
In addition, to facilitate discrete quarterly reporting, new business profit is determined based on economic assumptions at the start of the year and on operating assumptions at the start of the quarter being reported. More information on the new business results by quarter are set out in note 1(a). The half year 2026 TEV basis results have been prepared using the long-term assumptions set out in note 7.1.
(a)In-scope business
An embedded value (EV) is calculated for each of the Group’s in-scope insurance business (including the Group’s investments in joint venture and associate insurance business operations). It represents the net worth and the present value of future profits attributable to shareholders from insurance contracts in-force at the end of the reporting period.
The TEV results for the Group’s in-scope insurance business are then combined with the post-tax IFRS results of the Group’s asset management and other business operations. A provision for future central corporate expenditure that is not recharged or allocated to the insurance business operations is determined and reduces Group TEV equity accordingly. An adjustment is also made to carry the Group’s core structural borrowings at market value. The TEV for the life insurance business incorporates the projected margins of attaching internal asset management, as described in note (g) below.
The TEV principles below are applicable to all of the Group’s businesses with the exception of its associate ICICI Prudential, which uses the Indian Embedded Value methodology as issued by the Institute of Actuaries of India, consistent with local practice in India. Certain smaller immaterial subsidiaries have also continued to apply ‘simplified’ EEV principles issued by the European Insurance CFO Forum in 2016.

(b)Valuation of in-force and new business
The TEV basis results are prepared incorporating best estimate assumptions, about all relevant factors including, persistency, mortality, morbidity and expenses, as described in note 7.2. These assumptions as well as a long-term view of future investment returns, are used to project future cash flows. The present value of the projected future cash flows is then calculated using a discount rate, which reflects risks associated with the cash flows that are not otherwise allowed for, such as implicit allowance for the time value of options and guarantees. Further information on how the risk discount rate has been set is included in item (h) below.
The total profit that emerges over the lifetime of an individual contract as calculated under the TEV basis is the same as that calculated under the IFRS basis. As IFRS defers all day one profit into a contractual service margin which it releases in line with service provision, under the TEV methodology profit emergence is more advanced, more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the period.
New business
New business premiums reflect those premiums attaching to the in-scope insurance business, including premiums for contracts classified as investment contracts under IFRS 17. New business premiums for regular premium products are shown on an annualised basis in the Group’s new business sales reporting.
New business profitability is a key metric for the Group’s management of the development of the business. NBP represents the value created by new business sold in the period determined by applying operating and economic assumptions that apply at the beginning of the quarter in which new business is reported and at the beginning of the year respectively. In addition, new business margins are shown by reference to APE and PVNBP. These margins are calculated as the percentage of the value of NBP to APE and PVNBP. APE is calculated as the aggregate of annualised regular premiums on new business written in the period and one-tenth of single premiums. PVNBP is calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the NBP.
New business profit is determined using long-term investment return assumptions, with the exception of certain business (principally single premium business) which trends from current investment returns to long-term investment returns over time. The risk discount rates applied to new business reflect the risks attaching to business sold in the period and may differ to those of the opening in-force business.
(c)Cost of capital
A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group’s insurance business. The cost is the difference between the nominal value of the capital held and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital.
The TEV results are affected by the movement in this cost from period to period, which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.
Where required capital is held within a with-profits long-term fund, the value placed on surplus assets within the fund is already adjusted to reflect its expected release over time and so no further adjustment to the shareholder position is necessary.
(d)Investment return assumptions
Risk-free rates (RFRs) and fund earned rates (FERs) are set with reference to a long-term ‘passive’ view of the investment outlook (ie on a long-term basis) rather than being updated at each valuation date to directly reflect changes in interest rates over the period. Equity and property return assumptions are set in relation to the long-term return on 10-year government bonds, with allowance for the internal view of risk premium for each currency. The Group also uses its assumed long-term, risk-free rates in calibrating risk discount rates (see (h) below). To derive investment returns for in-force business, the Group trends from current observable rates over time to these assumed long-term, risk-free rates (passive basis), for VIF. Whereas for NBP the Group applies long-term rates throughout, with some exceptions, for example single premium business.
(e)Level of required capital and net worth
In general net worth and required capital are set with reference to the applicable local statutory regime, with the level of required capital set based on the GWS capital at the Group Prescribed Capital Requirement (GPCR) level. In certain circumstances where updates to the local statutory regime are imminent (ie due to be effective within 12 months) and specific conditions are met, the net worth and required capital may be set with reference to these prospective local statutory rules for TEV reporting. At 30 June 2026 all net worth amounts were based on regulatory reporting effective at that date.
For shareholder-backed businesses, the level of required capital has been generally based on the relevant GPCR.
–For Hong Kong business, the HK RBC framework requires liabilities to be valued on a best estimate basis and capital requirements to be risk based. Adjustments are made to TEV free surplus to better reflect how the business is managed. For example, TEV free surplus excludes regulatory surplus that arises where HK RBC technical provisions are lower than policyholder asset shares. In addition, for participating business, the HK RBC regime recognises the value of future shareholder transfers on an economic basis as available capital with an associated required capital. Within TEV, the shareholder value of participating business continues to be recognised as VIF with no recognition within free surplus and no associated required capital.
–For the Chinese Mainland, the level of required capital follows the approach for embedded value reporting issued by the China Association of Actuaries (CAA) introduced when the C-ROSS regime became effective. The CAA started a project to assess whether any changes are required to the embedded value guidance in the Chinese Mainland given changes in rules, regulations and the external market environment since the standard was first issued. To date, no outcomes have been proposed by the CAA and accordingly no changes have been made by Prudential to its approach to embedded value reporting for the Chinese Mainland.

–For Singapore life operations, the level of net worth and required capital is based on the Tier 1 capital position under the risk-based capital framework (RBC2), which removes certain negative reserves permitted to be recognised in the full RBC2 regulatory position applicable to the Group’s GWS capital position, in order to better reflect free surplus and its generation.
(f)With-profits business and the treatment of the estate
For the Group’s relevant operations, the proportion of surplus allocated to shareholders from the with-profits funds has been based on the applicable profit distribution between shareholders and policyholders. The TEV methodology includes the value attributed to the shareholders’ interest in the residual estate of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Adjustments are also made to reflect any capital requirements for with-profits business in excess of the capital resources of the with-profits funds.
(g)Internal asset management
The insurance business TEV includes the projected future profit from asset management and service companies that support the Group’s in-scope insurance businesses. The results of the Group’s asset management business operations include the current period profit from the management of both internal and external funds. The TEV results for other (central) operations are adjusted to deduct the expected profit anticipated to arise in the current period in the opening VIF from internal asset management and other services. This deduction is on a basis consistent with that used for projecting the results for in-scope insurance business. Accordingly, Group operating profit includes the actual profit earned in respect of the management of these assets.
(h)Allowance for risk and risk discount rates
Under TEV, discount rates used to determine the present value of expected future cash flows are set by reference to risk-free rates plus a risk premium.
The risk-free rates are largely based on a long-term passive view of local government bond yields.
The risk premium reflects any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation as well as market risk, including an implicit allowance for the time value of options and guarantees. The risk premium is set to be at least equal to the equity risk premium relevant to each currency within each business unit and for smaller entities takes into consideration the stage of development of the business. The equity risk premium is used irrespective of the strategic asset allocation of the business, which, as well as equities, will include government and corporate bonds, with the higher allowance implicitly covering credit risk.
The risk discount rates applied to the in-force business at 30 June 2026 are set out in note 7.1.
(i)Allowance for corporate expenditure
A deduction has been made from Group TEV equity for the present value of future unallocated central corporate expenditure, representing the recurring expenses incurred by the central head office which are not recharged to the business units. These recurring expenses exclude interest costs on core borrowings, net investment return and similar items.
This provision is determined by allocating recurring central corporate expenditure between acquisition and maintenance expenses based on the underlying activity of the functions giving rise to the expenditure. Acquisition costs are deducted from new business profit.
Maintenance costs are projected forward for the next 20 years, taking account of the Group’s three year business plan with the present value being deducted from Group TEV. The present value of the corporate expenditure is derived with reference to the Hong Kong risk discount rate.
(j)Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency transactions are translated at the spot rate prevailing at the date of the transactions. Foreign currency assets and liabilities have been translated at closing exchange rates. The principal exchange rates are shown in note A1 to the IFRS condensed consolidated financial statements.
(k)Taxation
In determining the post-tax profit for the period for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected future cash flows to determine the value of in-force business are calculated referencing tax rates that have been announced and substantively enacted by the end of the reporting period.

6.2 Accounting presentation
(a)Analysis of post-tax profit
To the extent applicable, the presentation of the TEV profit or loss for the period is consistent with the classification between operating and non-operating results that the Group applies for the analysis of IFRS results. Operating results are determined using investment returns as described in note (b) below and incorporate new business profit (6.1(b)), expected return on existing business (6.2(c)), routine review of operating assumptions (6.2(d)) and actual experience variation from operating assumptions in the period (6.2(e)).
In addition, operating results include the effect of changes in tax legislation, unless these changes are one-off and structural in nature, or primarily affect the level of projected investment returns, in which case they are reflected as a non-operating result, which comprises fluctuations caused by changes in interest rates and other market movements in the period, the effect of changes in long-term economic assumptions, mark-to-market movements on corporate debt and the impact of corporate transactions, if any, undertaken in the period.
The Group believes that operating profit, as adjusted for these non-operating items, better reflects underlying performance.
(b)Investment returns included in operating profit
The investment returns included in operating profit are based on assumptions applied at the beginning of the year with any changes in these investment return assumptions captured in non-operating profit. These expected returns are generally calculated by reference to the asset mix of the opening portfolio.
(c)Expected return on existing business
Expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital and the expected return on existing free surplus. The unwind of discount and the expected return on existing free surplus are determined based on economic assumptions at the start of the year but allow for changes in operating assumptions in the period (ie opening value is adjusted for the effect of changes in operating assumptions during the period). The expected return on net worth is based on long-term investment returns.
(d)Effect of changes in operating assumptions
Operating profit includes the effect of changes to operating assumptions on the value of in-force business at the beginning of the reporting period. For presentational purposes the effect of changes is delineated to show the effect on the opening value of in-force business as operating assumption changes, with the experience variances subsequently being determined by reference to the assumptions at the end of the reporting period, as discussed below.
New business reflects operating assumptions in place at the start of the quarter in which the new business is recorded. Operating profit includes the effect of changes to these operating assumptions on the reported new business profit for the period.
(e)Operating experience variances
Operating profit includes the effect of experience variances relative to operating assumptions, such as persistency, mortality, morbidity, expenses and other factors, which are calculated with reference to the assumptions at the end of the reporting period.
(f)Effect of changes in economic assumptions
Movements in the value of in-force business caused by changes in economic assumptions are recorded in non-operating results.

7 Assumptions
7.1 Principal in-force economic assumptions
The TEV results for the Group’s in-force business are determined using economic assumptions where both the risk discount rates and long-term expected rates of return on investments are set with reference to the Group’s view of long-term risk-free rates of return by currency. These long-term risk-free rates are the same as those used in our determination of adjusted operating profit in IFRS. The framework used to derive these assesses historical data, forward looking economic views around real rates, inflation and outlooks from central banks. Risk discount rates are determined by adding a country and currency specific risk premium to the risk-free rate to make allowance for the risk profile of the business. The risk premium is at least as large as the equity risk premium for the relevant currency. Long-term expected returns on equity and property assets and corporate bonds are derived by adding a risk premium to the risk-free rate based on the Group’s long-term view. Additionally, when determining TEV, current risk-free rates trend to the long-term risk-free rates over time when projecting investment returns.

	30 Jun 2026%

In-force assumptions note (iii)	Current market 10-year government bond yield	Long-term 10-year government bond yield	Risk premium	In-force risk discount rate	Equity risk premium (geometric)
Hong Kong note (i)	4.6	3.2	4.5	7.7	3.5
Indonesia	7.4	6.3	6.3	12.6	4.3
Chinese Mainland	1.8	2.9	6.0	8.9	4.0
Malaysia	3.7	3.9	4.0	7.9	3.5
Philippines	7.1	5.8	6.3	12.1	4.3
Singapore	2.0	2.7	4.0	6.7	3.5
Taiwan note (i)	4.6	3.2	3.5	6.7	3.5
Thailand	2.2	4.6	4.3	8.9	4.3
Vietnam	3.9	5.8	5.3	11.1	4.3
Total weighted average note (ii)	3.8	3.6	4.4	8.0	3.5

	30 Jun 2025%

In-force assumptions note (iii)	Current market 10-year government bond yield	Long-term 10-year government bond yield	Risk premium	In-force risk discount rate	Equity risk premium (geometric)
Hong Kong note (i)	4.3	3.2	4.5	7.7	3.5
Indonesia	6.9	6.3	6.3	12.6	4.3
Chinese Mainland	1.7	2.9	6.0	8.9	4.0
Malaysia	3.6	3.9	4.0	7.9	3.5
Philippines	6.4	5.8	6.3	12.1	4.3
Singapore	2.2	2.7	4.0	6.7	3.5
Taiwan note (i)	4.3	3.2	3.5	6.7	3.5
Thailand	1.6	4.6	4.3	8.9	4.3
Vietnam	3.1	5.8	5.3	11.1	4.3
Total weighted average note (ii)	3.8	3.7	4.3	8.0	3.6

	31 Dec 2025%

In-force assumptions note (iii)	Current market 10-year government bond yield	Long-term 10-year government bond yield	Risk premium	In-force risk discount rate	Equity risk premium (geometric)
Hong Kong note (i)	4.3	3.2	4.5	7.7	3.5
Indonesia	6.4	6.3	6.3	12.6	4.3
Chinese Mainland	1.9	2.9	6.0	8.9	4.0
Malaysia	3.7	3.9	4.0	7.9	3.5
Philippines	6.3	5.8	6.3	12.1	4.3
Singapore	2.2	2.7	4.0	6.7	3.5
Taiwan note (i)	4.3	3.2	3.5	6.7	3.5
Thailand	1.7	4.6	4.3	8.9	4.3
Vietnam	3.8	5.8	5.3	11.1	4.3
Total weighted average note (ii)	3.7	3.6	4.4	8.0	3.6

Notes
(i)For Hong Kong and Taiwan, the assumptions shown are for US dollar denominated business. For other businesses, the assumptions shown are for local currency denominated business.
(ii)Total weighted average assumptions have been determined by weighting each business’s assumptions by reference to the closing net value of all in-force in scope businesses.
(iii)Expected long-term inflation assumptions range from 1.5 per cent to 4.3 per cent for all periods shown above.
7.2 Operating assumptions
Best estimate assumptions are used for projecting future cash flows, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain. Where experience is expected to be adverse over the short term, a provision may be established.
(a)Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience and reflect expected future experience. When projecting future cash flows for medical reimbursement business that is repriced annually, explicit allowance is made for expected future premium inflation and separately for future medical claims inflation.
(b)Expense assumptions
Expense levels, including those of the service companies that support the Group’s insurance business, are based on internal expense analysis and are appropriately allocated to acquisition of new business and renewal of in-force business. For mature business, it is Prudential’s policy not to take credit for future cost reduction programmes until the actions to achieve the savings have been delivered. Expense overruns are reported where these are expected to be short-lived, including businesses that are growing rapidly or are sub-scale.
Expenses comprise costs borne directly and costs recharged or allocated from the Group head office functions that are attributable to the insurance business. The assumed future expenses for the insurance business allow for amounts expected to be recharged or allocated by the head office functions.
Corporate expenditure included within the TEV results of other (central) operations, comprises expenditure of the Group head office functions that is not recharged or allocated to the insurance or asset management business operations, primarily for corporate-related activities together with restructuring costs incurred across the Group. Further explanation of how central costs are allowed for within TEV are discussed in notes 4 and 6.1 (i).
(c)Tax rates
The assumed long-term effective tax rates for operations reflect the expected incidence of taxable profit or loss in the projected future cash flows as explained in note 6.1(k). The local standard corporate tax rates applicable are as follows:

%
Hong Kong	16.5% on 5% of premium income
Indonesia	22.0
Chinese Mainland	25.0
Malaysia	24.0
Philippines	25.0
Singapore	17.0
Taiwan	20.0
Thailand	20.0
Vietnam	20.0
8 Other information
Increase in ownership interest in Prudential Assurance Malaysia Berhad
On 22 January 2026, the Group signed an agreement to acquire a further 19 per cent interest in the conventional life insurance business in Malaysia increasing the Group’s stake from 51 per cent to 70 per cent. See note D2 of the IFRS condensed consolidated financial statements for further details.
Repositioning of the Group’s India operations
On 17 May 2026, the Group announced its plans for a strategic repositioning of its India operations as described in note D3 of the IFRS condensed consolidated financial statements.
Post balance sheet events
Transactions post the balance sheet date are as described in note D4 of the IFRS condensed consolidated financial statements.
Contingencies and related obligations
The Group is involved in various litigation and regulatory proceedings from time to time as described in note D1 of the IFRS condensed consolidated financial statements.

Independent review report to Prudential plc
Conclusion
We have been engaged by Prudential plc (‘the Company’ or ‘the Group’) to review the Traditional Embedded Value (‘TEV’) basis results in the Half Year Financial Report for the six months ended 30 June 2026 which comprise the basis of preparation, the TEV results highlights, the movement in Group TEV equity, the movement in group free surplus and the related explanatory notes 1 to 8. We have read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the TEV basis results.
Based on our review, nothing has come to our attention that causes us to believe that the TEV basis results in the Half Year Financial Report for the six months ended 30 June 2026 are not prepared, in all material respects, in accordance with the basis of preparation using the methodology and assumptions set out in the notes to the TEV basis results.
Basis for Conclusion
We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Emphasis of Matter - basis of preparation for the TEV basis results
We draw attention to the Basis of Preparation of the TEV basis results. The TEV basis results are prepared to provide additional information to the users of the Half Year Financial Report. As a result, the TEV basis results may not be suitable for another purpose.
Our opinion is not modified in respect of this matter.
Conclusions Relating to Going Concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis of Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.
This conclusion is based on the review procedures performed in accordance with ISRE 2410 (UK), however future events or conditions may cause the Group to cease to continue as a going concern.
Responsibilities of the directors
The directors are responsible for preparing the TEV basis results in accordance with the basis of preparation using the methodology and assumptions set out in notes 6 and 7 of the TEV basis results.
In preparing the TEV basis results, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.
Auditor’s Responsibilities for the review of the financial information
In reviewing the TEV basis results, we are responsible for expressing to the Company a conclusion on the TEV basis results in the Half Year Financial Report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.
Use of our report
This report is made solely to the Company in accordance with the terms of our engagement letter to provide a review conclusion to the Company on the TEV basis results. Our review of the TEV basis results has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London
26 August 2026

Additional financial information*

128	I Additional financial information
128	(i) Group capital position
132	(ii) Eastspring adjusted operating profit and funds under management or advice
133	(iii) Group funds under management
134	(iv) Holding company cash flow

135	II Calculation of alternative performance measures
135	(i) Adjusted operating profit
135	(ii) Adjusted total comprehensive equity
135	(iii) Return on IFRS shareholders’ equity
135	(iv) IFRS shareholders’ equity per share
136	(v) Eastspring cost/income ratio
136	(vi) Insurance premiums
137	(vii) Reconciliation between TEV new business profit and IFRS new business CSM
137	(viii) Reconciliation between Group TEV equity and IFRS shareholders’ equity
138	(ix) Return on embedded value
138	(x) Calculation of free surplus ratio
*The additional financial information is not covered by the EY independent review opinions.

I Additional financial information
I(i) Group capital position
Prudential applies the Insurance (Group Capital) Rules set out in the Group-wide Supervision (GWS) Framework issued by the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the total regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible group capital resources, the Group Minimum Capital Requirements (GMCR) and the Group Prescribed Capital Requirements (GPCR) from these participating funds.
The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. While the GWS shareholder capital position is a key metric for assessing regulatory solvency, and for risk management, there are some elements of the shareholder GWS capital surplus that will only become available as cash flow for distribution over time. The Group's free surplus metric is a better measure of the shareholder capital available for distribution and is used as the primary metric for assessing the Group's sources and uses of capital in the Group's capital management framework, and underpinning the Group's dividend policy. Further details are included in the Capital management section of the Financial review.
Separate from the capital management framework applied for shareholder-owned capital, the capital held in ring-fenced with-profits funds supports policyholder investment freedom, which increases expected returns for our with-profits funds' customers. GWS policyholder capital surplus is not available for distribution out of the ring-fenced funds other than as a defined proportion distributable to shareholders when policyholder bonuses are declared.
Estimated GWS capital position
As at 30 June 2026, the estimated shareholder GWS capital surplus over the GPCR is $18.6 billion (31 December 2025: $17.1 billion), representing a coverage ratio of 268 per cent (31 December 2025: 262 per cent) and the estimated total GWS capital surplus over the GPCR is $24.7 billion (31 December 2025: $23.1 billion), representing a coverage ratio of 195 per cent (31 December 2025: 197 per cent). The estimated Group Tier 1 capital resources are $23.1 billion with headroom over the GMCR of $16.5 billion (31 December 2025: $21.4 billion with headroom of $14.6 billion), representing a coverage ratio of 350 per cent (31 December 2025: 316 per cent).

	30 Jun 2026			31 Dec 2025			Change in total
	Shareholder	Add policyholder	Total	Shareholder	Add policyholder	Total
		note (1)	note (2)		note (1)	note (2)	note (3)
Group capital resources ($bn)	29.6	21.0	50.6	27.6	19.3	46.9	3.7
of which: Tier 1 capital resources ($bn) note (4)	21.7	1.4	23.1	19.9	1.5	21.4	1.7

Group Minimum Capital Requirement ($bn)	5.8	0.8	6.6	6.0	0.8	6.8	(0.2)
Group Prescribed Capital Requirement ($bn)	11.0	14.9	25.9	10.5	13.3	23.8	2.1

GWS capital surplus over GPCR ($bn)	18.6	6.1	24.7	17.1	6.0	23.1	1.6
GWS coverage ratio over GPCR (%)	268%		195%	262%		197%	(2)%

GWS Tier 1 surplus over GMCR ($bn)			16.5			14.6	1.9
GWS Tier 1 coverage ratio over GMCR (%)			350%			316%	34%
Notes
(1)This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant.
(2)The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework while the total company GWS tier 1 coverage ratio over GMCR represents the tier 1 group capital coverage ratio.
(3)Refer to section on Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources below.
(4)The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. At 30 June 2026, total Tier 1 capital resources of $23.1 billion comprises: $29.6 billion of total shareholder capital resources; less $(4.1) billion of Prudential plc issued subordinated and senior Tier 2 debt capital; less $(3.8) billion of local regulatory tiering classifications which are classified as GWS Tier 2 capital resources primarily in Singapore and the Chinese Mainland; plus $1.4 billion of Tier 1 capital resources in policyholder funds.

GWS sensitivity analysis
The estimated sensitivity of the GWS capital position (based on the GPCR) to changes in market conditions as at 30 June 2026 and 31 December 2025 are shown below, for both the shareholder and the total capital position.

	Shareholder
	30 Jun 2026		31 Dec 2025
Impact of market sensitivities	Surplus $bn	Coverage ratio %	Surplus $bn	Coverage ratio %
Base position	18.6	268%	17.1	262%
Impact of:
10% increase in equity markets	0.4	(2)%	0.4	0%
20% fall in equity markets	(1.1)	2%	(0.7)	9%
50 basis points reduction in interest rates	1.2	8%	1.3	9%
100 basis points increase in interest rates	(4.5)	(37)%	(3.3)	(27)%
100 basis points increase in credit spreads	(0.7)	(5)%	(0.6)	(4)%

	Total
	30 Jun 2026		31 Dec 2025
Impact of market sensitivities	Surplus $bn	Coverage ratio %	Surplus $bn	Coverage ratio %
Base position	24.7	195%	23.1	197%
Impact of:
10% increase in equity markets	1.3	0%	1.4	1%
20% fall in equity markets	(3.1)	(1)%	(2.9)	(2)%
50 basis points reduction in interest rates	1.0	3%	1.1	4%
100 basis points increase in interest rates	(4.3)	(16)%	(3.2)	(13)%
100 basis points increase in credit spreads	(1.6)	(6)%	(1.3)	(5)%
The sensitivity results assume instantaneous market movements and, hence, reflect the current investment portfolio and all consequential impacts as at the valuation date. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown above. These sensitivity results allow for limited management actions such as changes to future policyholder bonuses where applicable. In practice, the market movements would be expected to occur over time, and rebalancing of investment portfolios would likely be carried out to mitigate the impact of the stresses as presented above. Management could also take additional actions to help mitigate the impact of these stresses including, but not limited to, market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.
Analysis of movement in total regulatory GWS capital surplus (over GPCR)
A summary of the movement in the 31 December 2025 regulatory GWS capital surplus (over GPCR) of $23.1 billion to $24.7 billion at 30 June 2026 is set out in the table below.

Half year 2026 $bn
Total GWS surplus (over GPCR) at beginning of period	23.1
Movement in free surplus	(0.8)
Other movements in GWS shareholder surplus not included in free surplus	2.3
Movement in contribution from GWS policyholder surplus (over GPCR)	0.1
Total GWS surplus (over GPCR) at end of period	24.7
Further details on the movement in free surplus of $(0.8) billion are included in the Movement in Group free surplus section of the Group’s TEV basis results.
Other movements in GWS shareholder surplus not included in free surplus are driven by the differences described in the reconciliation shown later in this section. This includes movements in distribution rights and other intangibles (which are expensed on day one under the GWS requirements) and movements in the restriction applied to free surplus, to better reflect shareholder resources that are available for distribution.

Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources
Detail on the material changes in GPCR, GMCR, eligible group capital resources and tier 1 group capital are provided below.
–Total eligible capital resources increased by $3.7 billion to $50.6 billion at 30 June 2026 (31 December 2025: $46.9 billion). This includes a $1.7 billion increase in tier 1 group capital to $23.1 billion (31 December 2025: $21.4 billion) and a $2.0 billion increase in tier 2 group capital to $27.5 billion (31 December 2025: $25.5 billion). The increase in total eligible capital resources is primarily driven by positive operating capital generation. The overall positive net effect of market and foreign exchange movements, regulatory updates, together with the net effect of other transactions in the period that impact GWS (the raising of perpetual debt by CPL, that counts as capital for local solvency, and the increase in our ownership interest in the Malaysia conventional life business) was partially offset by capital returns.
–Total regulatory GPCR increased by $2.1 billion to $25.9 billion at 30 June 2026 (31 December 2025: $23.8 billion), while the total regulatory GMCR decreased by $(0.2) billion to $6.6 billion at 30 June 2026 (31 December 2025: $6.8 billion). Movements in the GPCR and GMCR are generally driven each period by increases from new business sold and market (including foreign exchange) movements over the period, offset by the release of capital as the policies matured or were surrendered over the period. Regulatory changes and strategic transactions in the period also impacted the level of capital in the period.
Reconciliation of free surplus to total regulatory GWS capital surplus (over GPCR)

	30 Jun 2026 $bn
	Capital resources	Required capital	Surplus
Free surplus excluding distribution rights and other intangibles note (1)	17.0	8.1	8.9
Restrictions applied to regulatory surplus distribution note (2)	11.1	1.4	9.7
Application of local EV reporting note (3)	1.5	1.5	0.0
Add GWS policyholder surplus contribution and others	21.0	14.9	6.1
Total regulatory GWS capital surplus (over GPCR)	50.6	25.9	24.7
Notes
(1)As per the 'Free surplus excluding distribution rights and other intangibles' shown in the statement of Movement in Group free surplus of the Group’s TEV basis results.
(2)TEV free surplus applies adjustments to be a better measure of shareholders’ resources available for distribution. The largest adjustment is in Hong Kong where adjustments are made to exclude regulatory surplus to better reflect how the business is managed. This includes HK RBC technical provisions that are lower than policyholder asset shares as well as the value of future shareholder transfers from participating business (net of associated required capital) which are included in the GWS capital position. Adjustments are also applied to the regulatory surplus balances recorded in Singapore and Taiwan.
(3)Free surplus applies the embedded value reporting approach issued by the China Association of Actuaries (CAA) in the Chinese Mainland and includes adjustments to the net worth and required capital to assist in setting free surplus to reflect resources potentially available for distribution.
Reconciliation of Group IFRS shareholders’ equity to Group total GWS capital resource

30 Jun 2026 $bn
Group IFRS shareholders’ equity	19.8
Remove goodwill and intangibles recognised on the IFRS condensed consolidated statement of financial position	(4.4)
Add debt treated as capital under GWS note (1)	4.1
Asset valuation differences note (2)	(0.2)
Remove IFRS 17 CSM (including joint ventures and associates) note (3)	25.2
Liability valuation (including insurance contracts) differences excluding IFRS 17 CSM note (4)	4.8
Differences in associated net deferred tax liabilities note (5)	0.7
Other note (6)	0.6
Group total GWS capital resources	50.6
Notes
(1)As per the GWS Framework, debt in issuance at the date of designation that satisfies the criteria for transitional arrangements, and qualifying debt issued since the date of designation, are included as Group capital resources but are treated as liabilities under IFRS.
(2)Asset valuation differences reflect differences in the basis of valuing assets between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Differences include, for some markets, where government and corporate bonds are valued at book value under local regulations but are valued at market value under IFRS.
(3)The IFRS 17 CSM represents a discounted stock of unearned profit that is released over time as services are provided. On a GWS basis the level of future profits will be recognised within the capital resources to the extent permitted by the local solvency reserving basis. Any restrictions applied by the local solvency bases (such as zeroisation of future profits) are captured in the liability valuation differences line.
(4)Liability valuation differences (excluding the CSM) reflect differences in the basis of valuing liabilities between IFRS and local statutory valuation rules. This includes the negative impact of moving from the IFRS 17 best estimate reserving basis to a more prudent local solvency reserving basis (including any restrictions in the recognition of future profits) offset by the fact that certain local solvency regimes capture some reserves within the required capital instead of the capital resources.
(5)Differences in associated net deferred tax liabilities mainly result from the tax impact of changes in the valuation of assets and liabilities.
(6)Other differences mainly reflect the inclusion of perpetual debt in the Chinese Mainland as local capital resources on a C-ROSS II basis; under IFRS, the perpetual debt is deducted from the Chinese Mainland's net assets to arrive at the Group's share.

Basis of preparation for the Group GWS capital position
Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources at 30 June 2026 are determined on the same basis as that applied for the year ended 31 December 2025, as discussed in the 2025 Annual Report.
In determining the GWS eligible group capital resources and required capital, the following principles have been applied:
–For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements and prescribed capital requirement set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures;
–The classification of tiering of eligible capital resources under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. In general, if a local regulatory regime applies a tiering approach then this should be used to determine tiering of capital on a GWS capital basis, where a local regulatory regime does not apply a tiering approach then all capital resources should be included as Group tier 1 capital. For non-regulated entities, tiering of capital is determined in line with the Insurance (Group Capital) Rules;
–For asset management operations and other regulated entities, the capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;
–For non-regulated entities, the capital resources are based on IFRS shareholders' equity after deducting intangible assets. No required capital is held in respect of unregulated entities;
–For entities where the Group’s interest is less than 100 per cent, the contribution of the entity to the GWS eligible group capital resources and required capital represents the Group’s share of these amounts and excludes any amounts attributable to non-controlling interests. This does not apply to investment holdings that are not part of the Group;
–Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity’s balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources;
–At 30 June 2026, all debt instruments, with the exception of the senior debt maturing in 2032, are included as Group capital resources. The eligible amount permitted to be included as Group capital resources for transitional debt is based on the net proceeds amount translated using 31 December 2020 exchange rates for debt not denominated in US dollars. The eligible amount permitted to be included as Group capital resources for qualifying debt is based on the IFRS carrying value. Under the GWS Framework, debt instruments in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included in eligible group capital resources as tier 2 group capital;
–The total company GWS capital basis is the capital measure for Hong Kong IA Group regulatory purposes as set out in the GWS framework. This framework defines the eligible group capital resources coverage ratio (or total company GWS coverage ratio over GPCR as presented above) as the ratio of total company eligible group capital resources to the total company GPCR and defines the tier 1 group capital coverage ratio (or total company GWS tier 1 coverage ratio over GMCR as presented above) as the ratio of total company tier 1 group capital to the total company GMCR; and
–Prudential also presents a shareholder GWS capital basis, which excludes the contribution to the Group GWS eligible group capital resources, the GMCR and GPCR from participating business in Hong Kong, Singapore and Malaysia. In Hong Kong, the present value of future shareholder transfers from the participating business are included in the shareholder GWS eligible capital resources along with an associated required capital, this is in line with the local solvency presentation. The shareholder GWS coverage ratio over GPCR presented above reflects the ratio of shareholder eligible group capital resources to the shareholder GPCR.

I(ii) Eastspring adjusted operating profit and funds under management or advice
(a)Eastspring adjusted operating profit

	2026 $m		2025 AER $m
	Half year		Half year		Full year
Operating income before performance-related fees note (1)	398		391		809
Performance-related fees	3		1		5
Operating income (net of commission) note (2)	401		392		814
Operating expense note (2)	(218)		(200)		(418)
Group's share of tax on joint ventures' operating profit	(28)		(34)		(67)
Adjusted operating profit before tax	155		158		329

Average funds managed or advised by Eastspring	$282.9bn		$259.6bn		$271.7bn
Margin based on operating income note (3)	28	bps	30	bps	30	bps
Cost/income ratio note (4) note II(v)	55%		51%		52%

Notes
(1)Operating income before performance-related fees for Eastspring can be further analysed as follows (Institutional below includes internal funds under management or under advice). Amounts are classified between retail or institutional depending on whether the owner of the holding, where known, is a retail or institutional investor.

	Retail	Margin	Institutional	Margin	Total	Margin
	$m	bps	$m	bps	$m	bps
Half year 2026	215	59	183	17	398	28
Half year 2025	230	62	161	18	391	30
Full year 2025	470	59	339	18	809	30
(2)Operating income and expense include the Group’s share of contribution from joint ventures. In the condensed consolidated income statement of the Group IFRS financial results, the net income after tax of the joint ventures and associates is shown as a single line item. A reconciliation is provided in note II(v) of this additional information.
(3)Margin represents operating income before performance-related fees as a proportion of the related funds under management or advice. Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed or advised by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are not managed or advised by Eastspring are excluded from these amounts.
(4)With effect from December 2025, Eastspring results reflect a reduction of its interest in ICICI Prudential Asset Management Company, following its IPO, from 49 per cent to 35 per cent. Amounts on a like-for-like basis are included in the Business performance section, within the segment discussion on Eastspring.
(b)Eastspring total funds under management or advice
Eastspring manages funds from external parties and funds for the Group’s insurance operations. In addition, Eastspring advises on certain funds for the Group’s insurance operations where the investment management is delegated to third-party investment managers. The table below analyses the total funds managed or advised on by Eastspring. All amounts are presented on an AER basis unless otherwise stated.

	2026 $bn	2025 $bn
	30 Jun	30 Jun	31 Dec
External funds under management note (1)
Retail	63.6	72.9	63.7
Institutional	25.6	24.6	23.9
Money market funds (MMF)	16.1	16.0	15.6
	105.3	113.5	103.2

Internal funds under management or advice:
Internal funds under management	134.8	119.5	127.5
Internal funds under advice	50.7	41.9	47.0
	185.5	161.4	174.5
Total funds under management or advice note (2)	290.8	274.9	277.7

Notes
(1)Movements in external funds under management are analysed below:

	30 Jun 2026 $m					30 Jun 2025 $m					31 Dec 2025 $m

	Retail	Institu- tional	Total excl. MMF	MMF	Total	Retail	Institu- tional	Total excl. MMF	MMF	Total	Retail	Institu- tional	Total excl. MMF	MMF	Total
At beginning of period	63,715	23,881	87,596	15,572	103,168	64,481	31,059	95,540	13,914	109,454	64,481	31,059	95,540	13,914	109,454
Market gross inflows	15,638	5,804	21,442	51,558	73,000	13,458	4,830	18,288	39,967	58,255	29,942	9,340	39,282	82,636	121,918
Redemptions	(14,639)	(5,388)	(20,027)	(50,630)	(70,657)	(10,866)	(4,668)	(15,534)	(38,849)	(54,383)	(24,595)	(9,114)	(33,709)	(79,514)	(113,223)
Market and other movements*	(1,152)	1,347	195	(325)	(130)	5,841	(6,577)	(736)	938	202	(6,113)	(7,404)	(13,517)	(1,464)	(14,981)
At end of period	63,562	25,644	89,206	16,175	105,381	72,914	24,644	97,558	15,970	113,528	63,715	23,881	87,596	15,572	103,168
*Other movements in full year 2025 included the effect of divestments in the period.
(2)Total funds under management or advice are analysed by asset class below (multi-asset funds include a mix of debt, equity and other investments):

	30 Jun 2026						30 Jun 2025		31 Dec 2025
	Funds under management		Funds under advice		Total		Total		Total
	$bn	% of total	$bn	% of total	$bn	% of total	$bn	% of total	$bn	% of total
Equity	59.4	25%	2.6	5%	62.0	21%	65.7	24%	60.0	21%
Fixed income	40.6	17%	2.9	6%	43.5	15%	44.6	16%	43.9	16%
Multi-asset	120.8	50%	45.2	89%	166.0	57%	145.5	53%	154.9	56%
Alternatives	2.2	1%	–	0%	2.2	1%	2.0	1%	2.2	1%
MMF	17.1	7%	–	0%	17.1	6%	17.1	6%	16.7	6%
Total funds	240.1	100%	50.7	100%	290.8	100%	274.9	100%	277.7	100%
I(iii) Group funds under management
For Prudential’s asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each period, focusing on those that are external to the Group and those primarily held by the Group’s insurance businesses. The table below analyses the funds of the Group held in the balance sheet and the external funds that are managed by Prudential’s asset management businesses. All amounts are presented on an AER basis unless otherwise stated.

	2026 $bn	2025 $bn
	30 Jun	30 Jun	31 Dec
Internal funds	236.0	208.7	223.9
Eastspring external funds note I(ii)(b)	105.3	113.5	103.2
Total Group funds under management note	341.3	322.2	327.1
Note
Total Group funds under management comprise:

	2026 $bn	2025 $bn
	30 Jun	30 Jun	31 Dec
Total investments held on the balance sheet (including Investment in joint ventures and associates accounted for using the equity method)	210.2	184.9	199.5
External funds of Eastspring	105.3	113.5	103.2
Internally managed funds held in joint ventures and associates, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	25.8	23.8	24.4
Total Group funds under management	341.3	322.2	327.1

I(iv) Holding company cash flow
The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies and differs from the IFRS cash flow statement, which includes all cash flows in the period including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group’s central liquidity. All amounts are presented on an AER basis unless otherwise stated.

	2026 $m	2025 $m
	Half year	Half year	Full year
Net cash remitted by business units note (1)	1,397	1,548	2,137
Central outflows
Net interest (paid)	(19)	(25)	(55)
Corporate expenditure note (2)	(261)	(295)	(308)
Centrally funded recurring bancassurance fees	(176)	(198)	(223)
	(456)	(518)	(586)
Holding company cash flow before dividends and other movements	941	1,030	1,551
Dividends paid, net of scrip dividends	(399)	(426)	(594)
Operating holding company cash flow after dividends but before other movements	542	604	957
Other movements
Issuance of debt, net of costs	–	462	462
Share repurchases/buybacks (including costs)	(637)	(715)	(1,252)
Other corporate activities note (3)	(489)	24	1,117
	(1,126)	(229)	327
Net movement in holding company cash flow	(584)	375	1,284
Cash and short-term investments at beginning of period	4,282	2,916	2,916
Foreign exchange movements	(1)	83	82
Cash and short-term investments at end of period	3,697	3,374	4,282
Notes
(1)Net cash remitted by business units comprises dividends and other transfers, net of capital injections, that are reflective of earnings and capital generation.
(2)Including restructuring costs paid in the period.
(3)In half year 2026 the amount primarily reflects the purchase of an increased stake in the Malaysia conventional life business, together with the establishment of our India health joint venture. In full year 2025, the amount largely represented the $1.4 billion proceeds (net of costs and associated tax) from the sale of a portion of the Group’s interest in ICICI Prudential Asset Management Company Limited.
Proceeds from the Group's commercial paper programmes are not included in the holding company cash and short-term investments balance. The table below shows the reconciliation of the Cash and cash equivalents unallocated to a segment (Central operations) held on the IFRS balance sheet (as shown in note C1.1) and Cash and short-term investments held by holding companies at the end of each period:

	2026 $m	2025 $m
	30 Jun	30 Jun	31 Dec
Cash and cash equivalents of Central operations held on balance sheet	2,364	1,480	3,851
Less: Amounts from commercial paper	(643)	(500)	(520)
Add: Deposits with credit institutions of Central operations held on balance sheet and other items	1,976	2,394	951
Cash and short-term investments	3,697	3,374	4,282

II Calculation of alternative performance measures
Prudential uses alternative performance measures (APMs) to provide more relevant explanations of the Group’s financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances. All amounts are presented on an AER basis unless otherwise stated.
II(i) Adjusted operating profit
The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. Management believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the period, including short-term interest rate and other market fluctuations and gain/loss on corporate transactions.
More details on how adjusted operating profit is determined are included in note B1.2 to the IFRS basis results. A full reconciliation to profit after tax is given in note B1.1 to the IFRS basis results. Adjusted operating profit after tax is calculated by applying the effective tax rates of the relevant business operations, shown in note B2 to the IFRS basis results, to adjusted operating profit.
II(ii) Adjusted total comprehensive equity
Adjusted total comprehensive equity is calculated by adding the IFRS 17 expected future profit excluding the amount attributable to non-controlling interests and related tax (shareholder CSM), to IFRS shareholders' equity for all entities in the Group, including life joint ventures and associates. Management believes this is a helpful measure that provides a reconciliation to the Embedded Value framework, which is often used for valuations. The main difference between the Group’s TEV measure and adjusted total comprehensive equity is economics as explained in note II(viii).
See note C3.1 to the IFRS condensed consolidated financial statements for the split of the balances excluding joint ventures and associates and the Group’s share relating to joint ventures and associates and a reconciliation from IFRS shareholders' equity to adjusted total comprehensive equity.
II(iii) Return on IFRS shareholders' equity
This measure is calculated as adjusted operating profit, after tax and non-controlling interests, divided by average IFRS shareholders’ equity.
Detailed reconciliation of adjusted operating profit to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS financial results. Half year profits are annualised by multiplying by two.

	2026 $m	2025 $m
	Half year	Half year	Full year
Adjusted operating profit	1,812	1,644	3,306
Tax on adjusted operating profit	(289)	(278)	(534)
Non-controlling interests' share of adjusted operating profit	(54)	(79)	(155)
Adjusted operating profit, net of tax and non-controlling interests	1,469	1,287	2,617

IFRS shareholders’ equity at beginning of period	20,117	17,492	17,492
IFRS shareholders’ equity at end of period	19,803	18,119	20,117
Average IFRS shareholders’ equity	19,960	17,806	18,805
Operating return on average IFRS shareholders’ equity (%)	15%	14%	14%
II(iv) IFRS shareholders' equity per share
IFRS shareholders’ equity per share is calculated as closing IFRS shareholders’ equity divided by the number of issued shares at the end of the period.

	2026	2025
	30 Jun	30 Jun	31 Dec
Number of issued shares at the end of the period (million shares)	2,511	2,585	2,548
Closing IFRS shareholders’ equity ($ million)	19,803	18,119	20,117
Group IFRS shareholders’ equity per share (cents)	789¢	701¢	790¢

Closing adjusted total comprehensive equity ($ million)	42,842	38,613	42,068
Group adjusted total comprehensive equity per share (cents)	1,706¢	1,494¢	1,651¢

II(v) Eastspring cost/income ratio
The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees. It is based on profit recorded during the period, using the ownership for that period.

	2026 $m	2025 $m
	Half year	Half year	Full year
IFRS revenue	351	276	596
Share of revenue from joint ventures and associates	182	215	437
Commissions and other	(132)	(99)	(219)
Performance-related fees	(3)	(1)	(5)
Operating income before performance-related fees note	398	391	809

IFRS charges	286	227	491
Share of expenses from joint ventures and associates	64	72	146
Commissions and other	(132)	(99)	(219)
Operating expense	218	200	418
Cost/income ratio (operating expense/operating income before performance-related fees)	55%	51%	52%
Note
IFRS revenue and charges for Eastspring are included within the IFRS Income statement in ‘other revenue’ and ‘non-insurance expenditure’ respectively. Operating income and expense include the Group’s share of contribution from joint ventures and associates. In the IFRS condensed consolidated income statement, the net income after tax from the joint ventures and associates is shown as a single line item.
II(vi) Insurance premiums
New business sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The Group reports annual premium equivalent (APE) new business sales as a measure of the new policies sold in the period, which is calculated as the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the period for all insurance products, including premiums for contracts designated as investment contracts and excluded from the scope of IFRS 17. The use of one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business.
Renewal or recurring premiums are the subsequent premiums that are paid on regular premium products, subsequent to the first-year regular premium.
Gross premiums earned are the measure of premiums as defined under the previous IFRS 4 basis and reflects the aggregate of single and regular premiums of new business sold in the period and renewal premiums on business sold in previous periods but adjusted to include premiums for policies classified as investment contracts without discretionary participation features under IFRS, which would have otherwise been recorded as deposits rather than premiums under IFRS 4. Gross premiums earned are no longer a metric presented under IFRS 17 and are not directly reconcilable to primary statements. The Group believes that gross premiums earned is a useful measure of the Group’s business volumes and growth during the period.

	2026 $m	2025 $m
	Half year	Half year	Full year
Gross premiums earned, excluding joint ventures and associates	15,422	13,393	28,317
Gross premiums earned from joint ventures and associates	2,816	2,280	4,316
Total Group, including joint ventures and associates	18,238	15,673	32,633
Total weighted premium income represents the sum of 10 per cent of single premiums and the premiums due on regular premium products in the period including new business premiums earned in the period and renewal premiums due subsequent to the first year of premium, before reinsurance ceded. The Group believes that total weighted premium income is a useful business volume measure of transactions undertaken during the period. This business volume measure is not intended to be indicative of IFRS insurance revenue recognised in the consolidated income statement.

	2026	2025
	Half year	Half year				Full year
		AER		CER		AER
	$m	$m	% change	$m	% change	$m
Total weighted premium income, excluding joint ventures and associates	13,248	11,896	11%	12,063	10%	24,737
Total weighted premium income from joint ventures and associates	2,105	1,845	14%	1,895	11%	3,394
Total weighted premium income, including joint ventures and associates	15,353	13,741	12%	13,958	10%	28,131

II(vii) Reconciliation between TEV new business profit and IFRS new business CSM

	2026 $m	2025 $m
	Half year	Half year	Full year
TEV new business profit (before central costs)	1,412	1,291	2,842
New rider sales note (1)	(32)	(26)	(67)
Economics and other note (2)	(148)	(149)	(249)
Related tax on IFRS new business CSM note (3)	193	172	392
IFRS new business CSM excluding policyholders’ reinsurance note (4)	1,425	1,288	2,918
Add: New business CSM attaching to reinsurance contracts wholly attributable to policyholder note (4)	(48)	(39)	(83)
IFRS new business CSM	1,377	1,249	2,835
Notes
(1)Under TEV, new business profit (NBP) arising from additional or new riders attaching to existing contracts, product upgrades and top-ups are reported as current period NBP. Under IFRS 17 reporting, NBP from such rider sales and upgrades are required to be treated as experience variances of the existing contracts.
(2)TEV is calculated using ‘real-world’ long-term economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, ‘risk neutral’ economic assumptions are applied with assets assumed to earn, and the cash flows are discounted at, risk free rate plus illiquidity premium (where applicable).
(3)IFRS 17 new business CSM is gross of tax, while TEV NBP is net of tax. Accordingly, the related tax on the IFRS 17 new business CSM is added back. All of the other reconciling items in the table before this item have been presented net of related taxes.
(4)IFRS 17 movements relating to the reinsurance contracts that are wholly attributable to policyholders, including new business CSM, have no impact to shareholders’ results.

II(viii) Reconciliation between TEV equity and IFRS shareholders' equity
TEV equity and IFRS 17 adjusted equity both represent measures of shareholders’ net assets and future profits from the in-force book but use different economic bases. Both measures use consistent best-estimate operating assumptions and exclude any future new business. TEV uses a passive economic basis that reflects real-world return expectations within the investment returns and an appropriate allowance for market risk embedded within the discount rate. In contrast, IFRS uses an active market-consistent basis with the same economic assumptions used for projecting and discounting cash flows.
The table below shows the reconciliation of TEV equity and IFRS shareholders’ equity at the end of the periods:

	2026 $m	2025 $m
	30 Jun	30 Jun	31 Dec
Group TEV equity	39,091	35,000	37,803
Mark-to-market value adjustment of the Group's core structural borrowings note (1)	(109)	(124)	(57)
Provision for future central corporate expenditure	2,092	2,084	2,086
Economics and other valuation differences note (2)	1,768	1,653	2,236
Adjusted total comprehensive equity	42,842	38,613	42,068
Remove: Shareholders’ CSM, net of reinsurance (see note C3.1 to the IFRS condensed consolidated financial statements)	(26,153)	(23,244)	(24,804)
Add: Related deferred tax adjustments for the above	3,114	2,750	2,853
IFRS shareholders’ equity	19,803	18,119	20,117
Notes
(1)The Group’s core structural borrowings are fair valued under TEV but are held at amortised cost under IFRS.
(2)TEV is calculated using ‘real-world’ long-term economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, ‘risk neutral’ economic assumptions are applied with the cash flows discounted using risk free plus liquidity premium (where applicable). Other valuation differences include contract boundaries and non-attributable expenses which are small.

II(ix) Return on embedded value
The calculation of operating return on embedded value is calculated as TEV operating profit for the period as a percentage of opening Group TEV equity, excluding goodwill, distribution rights and other intangibles. Operating profit and Group TEV equity are net of non-controlling interests. Half year profits are annualised by multiplying by two.

	2026 $m	2025 $m
	Half year	Half year	Full year
TEV operating profit for the period	2,511	2,240	4,752
Non-controlling interests' share of TEV operating profit	(57)	(75)	(146)
TEV operating profit, net of non-controlling interests	2,454	2,165	4,606

Group TEV (ie excluding goodwill) excluding intangibles, at beginning of period	33,132	29,777	29,777
Annualised operating return on opening Group TEV excluding intangibles (%)	15%	15%	15%
New business profit over embedded value is calculated as the TEV new business profit for the period as a percentage of opening TEV for insurance business operations (ie excluding goodwill) less distribution rights and other intangibles attributable to equity holders. New business profit is before deducting the amount attributable to non-controlling interests. Half year profits are annualised by multiplying by two.

	2026 $m	2025 $m
	Half year	Half year	Full year
New business profit (NBP)	1,384	1,260	2,782
TEV (ie excluding goodwill) for insurance business excluding intangibles, at beginning of period	35,098	32,194	32,194
Annualised NBP over opening TEV for insurance business excluding intangibles (%)	8%	8%	9%
II(x) Calculation of free surplus ratio
Free surplus ratio is calculated as the total of Group free surplus excluding distribution rights and other intangibles and TEV required capital, divided by TEV required capital at the end of each period.

	2026 $m	2025 $m
	30 Jun	30 Jun	31 Dec
Group free surplus excluding distribution rights and other intangibles	8,862	8,520	9,408
TEV required capital	8,123	7,027	7,761
Total	16,985	15,547	17,169
Free surplus ratio (%)	209%	221%	221%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 27 August 2026	PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ Ben Bulmer
Name: Ben Bulmer
Title: Chief Financial Officer